1119

04046168

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MTN Group Limited

*CURRENT ADDRESS 3 Alice Lane
Sandown Ext. 38
Sandton 2146
South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 17 2004
THOMSON FINANCIAL

FILE NO. 82- 5192 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [handwritten initials]

DAT : 11/16/04



MTN Group Limited
Summary of the audited results

for the year ended 31 March 2004 and dividend declaration

MTN

FINANCIAL HIGHLIGHTS

Revenue increased to R23,9 billion	↑ 23%
Profit after tax increased to R4,3 billion	↑ 94%
Adjusted headline EPS* increased to 253,1 cents	↑ 77%
Subscribers** increased to over 9,5 million	↑ 42%

Dividend of 41 cents declared to shareholders

* Earnings per share ** Capable and active subscribers

Subscribers (million)



10
9
8
7
6
5
4
3
2
1
0
'01
'02
'03
'04

Group revenue (R billion)



30
25
20
15
10
5
0
'01
'02
'03
'04

Adjusted HEPS (cents per share)



300
250
200
150
100
50
0
'01
'02
'03
'04

Group EBITDA (R billion)



10
9
8
7
6
5
4
3
2
1
0
'01
'02
'03
'04

Review of results

Trading performance

MTN Group Limited ("the Group") posted a strong performance for the 2004 financial year, reflected by the 77% increase in adjusted headline earnings per share to 253,1 cents.

The Group's consolidated revenue increased by 23% year-on-year to R23 871 million. Earnings before interest, tax, depreciation and amortisation ("EBITDA") increased by 44% to R8 983 million, resulting in profit after tax ("PAT") of R4 312 million, 94% up on the previous financial year. The Group's headline earnings per share have been adjusted to exclude the financial impact of the deferred tax asset recognised by MTN Nigeria Communications Limited ("MTN Nigeria"). All of the Group's wireless telecommunications operations were profitable at the PAT level during the year.

MTN Group's international growth strategy continues to gain momentum, with non-South African operations accounting for 36% of the Group's revenue, 50% of its EBITDA and 46% of its adjusted headline earnings during the year. As a result, the Group's earnings are increasingly impacted by the fluctuation of the rand against the US dollar and the currencies of the operating countries. During the 2004 financial year, the average rand exchange rate appreciated by between 21% and 50% year-on-year against the functional currencies of the Group's international operations. The average exchange rate between the Nigerian naira and the rand was 18,4 compared to 13,2 in the 2003 financial year. This had the effect of reducing the earnings, as well as assets and liabilities of the international operations reflected in the consolidated results on their conversion into rand.

The South African operations showed higher than anticipated growth, with revenue increasing by 22% to R15 184 million. The Group's international operations increased revenue by 25%, from R6 972 million to R8 687 million. The overall EBITDA margin for the Group increased to 37,6%, from 32,0%. MTN South Africa's EBITDA margin increased to 30,1% from 27,6% (excluding Orbicom and MTN Network Solutions), this turnaround primarily being due to operational expenditure efficiencies coupled with strong revenue generation. The Group's international operations recorded a healthy EBITDA margin of 51,4%.

Net finance costs declined by 27%, from R828 million to R604 million, as a result of strong operating cash-flow, delays in capital expenditure and the 27% appreciation of the rand against the US dollar. Included within net finance costs are foreign exchange losses of R224 million (2003: R325 million). The Group has achieved a level of EBITDA to net interest cover of 15 times.

The Group's effective tax rate, excluding goodwill amortisation charges was 18,3%, compared to 19,6% last year, mainly due to MTN Nigeria being tax exempt because of its pioneer status, coupled with the raising of the deferred tax asset arising on capital allowances.

Adjusted Headline EPS increased by 77% to 253,1 cents. South African wireless operations contributed 135,8 cents, whilst the contribution of the international operations increased by 116% to 117,3 cents.

Balance sheet and cash flow

The Group's total assets have increased by 14% to R32 000 million since 31 March 2003. During the financial year, MTN Nigeria secured a limited recourse US$345 million medium-term, project finance facility to fund its network roll-out. By year-end, 86% of such facility had been drawn and these funds were used to repay short-term debt. The Group's long-term liabilities increased to R4 376 million from R4 056 million, while short-term borrowings reduced from R1 394 million to R334 million. In addition, borrowings were positively impacted upon by the strong rand, as most of the Group's borrowings are foreign currency denominated.

At 31 March 2004, the Group had cash on hand of R5 336 million, of which R1 688 million relates to securitised cash deposits against letters of credit in Nigeria. Total borrowings including overdrafts amounted to R4 149 million resulting in the Group being in a net positive cash position of R1 187 million at 31 March 2004, compared with a net borrowed position of R2 712 million at 31 March 2003. The net unhedged US dollar debt position of MTN Mauritius has declined to US$5 million (2003: US$157 million). During the period, the Group fully utilised the SARB approval of R911 million granted for network expansion within the Nigerian operations.

Total capital expenditure for the Group of R5 048 million was recorded, of which MTN Nigeria accounted for 67%.

The International Finance Corporation (IFC) is a key lender in the international portion of MTN Nigeria's medium-term project finance facility and in accordance with the underlying terms, MTN Mauritius

Review of results (continued)

disposed of 3% in MTN Nigeria to the IFC. A further 1,5% was disposed of to local partners in Nigeria to enable them to consolidate their shareholding in MTN Nigeria.

MTN Mauritius increased its shareholding in MTN Rwanda by 9% to 40% during October 2003.

OPERATIONAL REVIEW

MTN South Africa

MTN South Africa ("MTN SA") experienced strong subscriber growth over the year, demonstrating that the South African market remains buoyant. Net new connections of 1 547 000 subscribers for the year were achieved, the highest ever in MTN SA, of which 193 000 were post-paid and 1 354 000 were pre-paid subscribers. MTN SA's total capable subscriber base as at 31 March 2004 was 6 270 000. This is a year-on-year increase in the subscriber base of 33% in total, comprising 20% on post-paid and 36% on pre-paid segments since 31 March 2003. The subscriber mix continued to shift towards pre-paid, which now constitutes 81% of MTN SA's capable base (defined as subscribers which have made or received a call in the last three months).

Operational data

	31 March 2004	31 March 2003	% change
South Africa			
Subscribers	**6 270 000**	4 723 000	33
ARPU (Rand)	**203**	206	(1)
Nigeria			
Subscribers	**1 966 000**	1 037 000	90
ARPU (US$)	**51**	57	(11)
Cameroon			
Subscribers	**581 000**	431 000	35
ARPU (US$)	**24**	21	14
Uganda			
Subscribers	**495 000**	363 000	36
ARPU (US$)	**22**	28	(21)
Rwanda			
Subscribers	**146 000**	105 000	39
ARPU (US$)	**22**	27	(19)
Swaziland			
Subscribers	**85 000**	68 000	25
ARPU (Rand)	**223**	206	8

The introduction of innovative new products, together with competitive pricing strategies have been key drivers behind the healthy growth in subscribers. MTN SA introduced the MTN Mychoice Top-up range in August 2003, a world first, hybrid pre-paid/contract product allowing subscribers a minimum monthly contract with additional airtime topped up with pre-paid vouchers.

Blended average revenue per user per month ("ARPU") of R203 was achieved for the current financial year, marginally down on the figure to March 2003 of R206. Post-paid ARPU edged downwards from R607 at March 2003 to R597 for the current year, while pre-paid ARPU increased from R101 at March 2003 to R104. Data services, including SMS, contributed 5% towards total revenue (excluding handset revenue).

Overall market share has remained steady at approximately 38%.

MTN International

MTN Nigeria experienced strong demand for its services, requiring a controlled sign-up of new subscribers to match the available network capacity. SIM card sales were suspended for some 20 weeks during the financial year. Accelerated network roll-out continues in a challenging operating environment, with the number of base stations increasing from 478 at 31 March 2003 to 839 a year later. The number of operational switches has also increased to 16. Capital expenditure incurred of R3 403 million was in line with expectations; however, included in this figure is approximately R1 084 million of infrastructure equipment which had been received in Nigeria at year-end but not yet commissioned.

Over the period, the active subscriber base (defined as subscribers which have made or received a call in the last month) increased by 90% to 1 966 000. MTN Nigeria's ARPU decreased from US$57 to US$51, driven by the lowering of tariffs from December 2003 and deeper penetration into the market, coupled with the depreciation of the naira against the US dollar.

MTN Cameroon continues to deliver satisfactory results and has maintained its leadership in a highly competitive market. A total of 581 000 active

subscribers was recorded at 31 March 2004, representing a 35% increase year-on-year, with ARPU increasing from US$21 to US$24.

MTN Uganda recorded 495 000 active subscribers and has experienced a decline in ARPU from US$28 to US$22, as a result of currency devaluation of approximately 10% during the year, and a general dilution as new subscribers with lower average usage join the network.

MTN Rwanda and **MTN Swaziland** show signs of a slow down in growth and the beginning of a more mature phase in their respective life-cycles. Active subscriber bases of 146 000 (including 40 000 subscribers through SuperCell in the DRC) and 85 000 were recorded for these operations respectively.

Strategic investments

The **Strategic Investments** division continues to explore growth opportunities synergistic with the core mobile business, and its mandate has been extended to include international business development. Following a period of consolidation, MTN Group has intensified its focus on identifying new mobile licence prospects in what is currently a highly competitive arena. A joint venture has been initiated with MTN Nigeria to explore electronic airtime top-up alternatives.

PROSPECTS

The Group will continue to explore value-enhancing international expansion opportunities. While such expansion is expected to provide further growth as well as diversification of earnings and risk, the Group will become more susceptible to foreign exchange-rate movements. Assuming that current market conditions prevail, the Board is confident that the South African operation will maintain its strong free cash flow generation for the Group, which will fund further expansion, while the international operations are expected to maintain positive subscriber and revenue growth, underpinned by the significant ongoing capital investment into network roll-out, particularly in MTN Nigeria.

DIVIDEND

After thoroughly reviewing the Group's growth prospects and taking account of its expected financial performance, the board of directors has recommended the reinstatement of a conservative dividend policy which will allow the Group to pursue growth opportunities while returning excess cash to shareholders, thereby optimising its capital structure. A conservative dividend cover of 6-7 times on adjusted headline earnings will be followed, with a declaration of an annual dividend. Accordingly a dividend of 41 cents per share for the year has been proposed, as detailed below.

For and on behalf of the Board

MC Ramaphosa	**PF Nhleko**
(Chairman)	(Group Chief Executive Officer)

Sandton, 10 June 2004

Declaration of ordinary dividend

Notice is hereby given that a dividend (number 5) of 41 cents per ordinary share has been declared and is payable to shareholders recorded in the register of MTN Group Limited ("the company") at the close of business on Friday, 2 July 2004.

In compliance with the requirements of STRATE, the electronic settlement and custody system used by the JSE Securities Exchange South Africa, the company has determined the following salient dates for the payment of the dividend:

Last day to trade cum-dividend	Friday, 25 June 2004
Shares commence trading ex-dividend	Monday, 28 June 2004
Record date	Friday, 2 July 2004
Payment of dividend	Monday, 5 July 2004

Share certificates may not be dematerialised/rematerialised between Monday, 28 June 2004 and Friday, 2 July 2004, both days inclusive.

On Monday, 5 July 2004 the dividend will be electronically transferred to the bank accounts of certificated shareholders who make use of this facility. In respect of those who do not use this facility, cheques dated Monday, 5 July 2004 will be posted on or about that date. Shareholders who have dematerialised their shares will have accounts held at their Central Securities Depository Participant or Broker credited on Monday, 5 July 2004.

Abridged financial statements

Consolidated income statement	Year ended 31 March 2004 Audited Rm	Year ended 31 March 2003 Audited* Rm	% change
Revenue	**23 871**	19 405	23
Cost of sales	**(9 659)**	(8 321)	
Gross profit	**14 212**	11 084	28
Operating expenses – net of other operating income	**(8 204)**	(7 347)	
Profit from operations	**6 008**	3 737	61
Finance income	**144**	129	
Finance costs	**(748)**	(957)	
Share of profits of associates	**9**	1	
Profit before taxation	**5 413**	2 910	86
Income tax expense	**(1 101)**	(687)	
Profit after taxation (PAT)	**4 312**	2 223	94
Minority interest	**(612)**	(289)	
Net profit	**3 700**	1 934	91
Calculations of headline earnings			
Net profit	**3 700**	1 934	91
Goodwill amortisation	**599**	596	
Gain on disposal of 20% shareholding in MTN Cameroon	**-**	(91)	
Impairment (reversed)/raised against loan arising on disposal of MTN Cameroon to reflect net asset value	**(9)**	49	
Loss on disposal of 4,5% share in Nigeria	**72**	–	
Basic headline earnings	**4 362**	2 488	75
Adjustment:			
Reversal of deferred tax asset (see note 11)	**(174)**	(128)	
Adjusted headline earnings	**4 188**	2 360	77
Reconciliation of headline earnings per ordinary share (cents)			
Attributable earnings per share (cents)	**223,6**	117,4	90
Effect of goodwill amortisation	**36,2**	36,2	
Effect of disposal of stake in MTN Cameroon	**(0,5)**	(2,5)	
Effect of loss on disposal of 4,5% stake in MTN Nigeria	**4,4**	–	
Basic headline earnings per share (cents)	**263,7**	151,1	75
Effect of reversal of deferred tax asset (see note 11)	**(10,6)**	(7,8)	
Adjusted headline earnings per share (cents)	**253,1**	143,3	77
Contribution to adjusted basic headline earnings per ordinary share (cents)			
South Africa	**135,8**	88,9	53
Rest of Africa	**117,3**	54,4	116
	253,1	143,3	77
Number of ordinary shares in issue:			
– Weighted average (000)	**1 654 380**	1 646 933	
– At period end (000)	**1 657 724**	1 649 959	

* *Restated for the consolidation of share trusts*

Summarised consolidated balance sheet

	Year ended 31 March 2004 Audited Rm	Year ended 31 March 2003 Audited* Rm
ASSETS		
Non-current assets	**23 357**	22 854
Property, plant and equipment	**11 042**	9 374
Goodwill	**9 753**	10 298
Intangible assets	**1 646**	2 263
Investments and loans	**560**	746
Deferred tax assets	**356**	173
Current assets	**8 643**	5 303
Cash at bank and on hand	**3 648**	1 551
Securitised cash deposits **	**1 688**	586
Other current assets	**3 307**	3 166
Total assets	**32 000**	28 157
EQUITY AND LIABILITIES		
Shareholders' equity		
Share capital and reserves	**19 848**	17 056
Minority interests	**1 418**	882
	21 266	17 938
Non-current liabilities	**4 376**	4 056
Borrowings	**3 710**	3 249
Deferred tax liabilities	**666**	807
Current liabilities	**6 358**	6 163
Non-interest-bearing liabilities	**5 919**	4 563
Interest-bearing liabilities	**439**	1 600
Total equity and liabilities	**32 000**	28 157
Net asset value per ordinary share (rand)		
– Book value	**11,97**	10,34
Net cash (debt)/equity	**0,06**	(0,15)
Net cash (debt)/equity (excluding goodwill)	**0,10**	(0,35)

** Restated for the consolidation of share trusts*
*** These monies are placed on deposit with banks in Nigeria to secure letters of credit*

Abridged financial statements
(continued)

Summarised consolidated cash flow statement	Year ended 31 March 2004 Audited Rm	Year ended 31 March 2003 Audited* Rm
Cash inflows from operating activities	**8 597**	5 393
Cash outflows from investing activities	**(4 898)**	(4 391)
Cash inflows from financing activities	**233**	187
Net movement in cash and cash equivalents	**3 932**	1 189
Cash and cash equivalents at beginning of year	**1 931**	1 234
Foreign entities translation adjustment	**(632)**	(492)
Cash and cash equivalents at end of year	**5 231**	1 931

Summarised group statement of changes in shareholders' equity

Opening balance at 1 April	**17 056**	15 916
Effect of adoption of AC133	**(15)**	-
Effect of consolidation of share trusts	**-**	(12)
Restated opening balance at 1 April	**17 041**	15 904
Net profit	**3 700**	1 934
Issue of share capital	**95**	148
Currency translation differences	**(988)**	(930)
	19 848	17 056

Segment analysis

REVENUE		
South Africa	**15 184**	12 433
Rest of Africa	**8 687**	6 972
	23 871	19 405
EBITDA		
South Africa	**4 522**	3 375
Rest of Africa	**4 461**	2 842
	8 983	6 217
PAT		
South Africa	**2 244**	1 461
Rest of Africa	**2 664**	1 355
Corporate head office (goodwill)	**(596)**	(593)
	4 312	2 223

* *Restated for the consolidation of share trusts*

Notes

1. **Basis of accounting**
These condensed consolidated preliminary results have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice (GAAP) and Schedule 4 of the South African Companies Act (Act No 61 of 1973). The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2003, except for the adoption of AC133: "Financial instruments – recognition and measurement". In addition, in order to comply with the directive issued by the JSE Securities Exchange South Africa on 16 February 2004, the Group results include the effects of consolidating the MTN Staff Incentive Scheme and the MTN Group Share Trust. The 2003 comparatives have been appropriately restated.

2. **Comparatives**
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

3. **Headline earnings per ordinary share**
The calculation of basic and adjusted headline earnings per ordinary share are based on basic headline earnings of R4 362 million (2003: R2 488 million), adjusted headline earnings of R4 188 million (2003: R2 360 million) and attributable earnings of R3 700 million (2003: R1 934 million) respectively, and a weighted average of 1 654 380 353 (2003: 1 646 933 535) ordinary shares in issue. Diluted earnings per ordinary share, in respect of debentures and options convertible into ordinary shares, have not been disclosed as the potential dilution is not considered to be material.

4. **Independent audit by the auditors**
These condensed consolidated preliminary results have been audited by our joint auditors PricewaterhouseCoopers Inc. and SizweNtsaluba VSP Inc., who have performed their audit in accordance with Statements of South African Auditing Standards.

A copy of their unqualified audit report is available for inspection at the registered office of the Company.

5. **Listing requirements**
This preliminary announcement has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.

	31 March 2004 Audited Rm	31 March 2003 Audited* Rm
6. Interest-bearing liabilities		
Call borrowings	**105**	206
Short-term borrowings	**334**	1 394
Current liabilities	**439**	1 600
Long-term liabilities	**3 710**	3 249
	4 149	4 849
7. Cash and cash equivalents		
Bank balances, deposits and cash	**3 648**	1 551
Securitised cash deposits	**1 688**	586
Call borrowings	**(105)**	(206)
	5 231	1 931
8. Capital expenditure incurred	**5 048**	3 919

** Restated for the consolidation of share trusts*

Abridged financial statements
(continued)

	31 March 2004 Audited Rm	31 March 2003 Audited Rm
9. Commitments for capital expenditure		
– Contracted for	**3 516**	1 144
– Authorised but not contracted for	**5 986**	5 467
10. Change in accounting policy		
10.1 The Group now consolidates share incentive trusts, the effect of which was as follows:		
Increase in profit after tax	**1**	5
Increase/(decrease) in opening accumulated profits	**–**	(5)

The change in accounting policy has no effect on the minority interests.

10.2 With effect from 1 April 2003 the Group has adopted accounting statement AC133. Opening reserves at 1 April 2003 have been decreased by an amount of R15 million in the statement of changes in equity. In terms of the transitional provisions of AC133, comparative figures have not been restated.

The impact of AC133 on the balance sheet at 31 March 2004 is to increase interest free loans by R24 million, representing the fair value adjustment whilst embedded derivatives of R14 million have been recognised as an asset.

11. Deferred tax

The Group's subsidiary in Nigeria has been granted a five-year tax holiday under "pioneer status" legislation. Capital allowances arising during this period may be carried forward and claimed as deductions against taxable income from the sixth year of operations onwards. A deferred tax asset relating to these deductible temporary differences has been recognised in the results to 31 March 2004 in terms of the requirements of South African Statements of Generally Accepted Accounting Practice AC102 – Income Taxes, which requires a deferred tax asset to be recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised.

As previously disclosed, although the Group has complied with the requirements of AC102 in this regard, the Board of Directors has reservations about the appropriateness of this treatment in view of the fact that no cognisance may be taken in determining the value of such deferred tax assets for uncertainties arising out of the effects of the time value of money or future foreign exchange movements.

The Board therefore resolved to report adjusted headline earnings (negating the effect of the deferred tax asset of R174 million) in addition to basic headline earnings, to more fully reflect the Group's results for the period.

Registration: 1994/009584/06

ISIN code: ZAE 000042164

Share code: MTN

MTN Directorate:
MC Ramaphosa (Chairman), PF Nhleko* (CEO), DDB Band, SL Botha*,
I Charnley*, ZNA Cindi, RS Dabengwa*, PL Heinamann, SN Mabaso, RD Nisbet*,
JHN Strydom, AF van Biljon, LC Webb (alternate)
* Executive

Company secretary:
Ms MMR Mackintosh 3 Alice Lane, Sandown Extension 38, Sandton, 2196
Private Bag 9955, Sandton, 2146

Registered office:
3 Alice Lane, Sandown Extension 38, Sandton, 2196

American Depository Receipt (ADR) programme:
Cusip No. 55271U109 ADR to ordinary share 1:1

Depository:
The Bank of New York, 101 Barclay Street, New York, NY 10286, US

Office of the South African Registrars:
Computershare Investor Services 2004 (Pty) Limited
(Registration number: 2004/003647/07)
70 Marshall Street, Johannesburg, 2001
PO Box 61051, Marshalltown, 2107

Joint auditors:
PricewaterhouseCoopers Inc.,
2 Eglin Road, Sunninghill, 2157
Private Bag X36, Sunninghill, 2157
and
SizweNtsaluba vsp Inc., 1 Woodmead Drive, Woodmead,
PO Box 2939, Saxonwold, 2132

E-mail: investor_relations@mtn.co.za

These results can be viewed on the Group's website at http://www.mtngroup.com

Certain statements in this publication that are neither reported financial results nor other historical information, are forward-looking statements relating to matters such as future earnings, savings, synergies, events, trends, plans or objectives.

Undue reliance should not be placed on such statements because they are inherently subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results).

Unfortunately the Company cannot undertake to publicly update or revise any of these forward-looking statements, whether to reflect new information of future events or circumstances or otherwise.

GRAPHICOR 30866

MTN

For more information about our financial statements see our website at

www.mtngroup.com

MTN Group Limited
(formerly M-Cell Limited)

Preliminary reviewed results

MTN



Revenue
increased by ***56%***

EBITDA
increased by ***71%***

Adjusted headline earnings per share *increased by* ***97%***

Total number of subscribers
increased by ***41%***


MTN subscribers
(millions)
0 1 2 3 4 5 6 7
99 00 01 02 03


Revenue
(R billion)
0 4 8 12 16 20
99 00 01 02 03


EBITDA
(R billion)
0 1 2 3 4 5 6 7
99 00 01 02 03


Headline EPS
(Cents per share)
0 25 50 75 100 125 150
*
99 00 01 02 03

*Adjusted HEPS



Review of results

The MTN Group is pleased to report a 97% increase in adjusted headline earnings per share ("Adjusted HEPS") to 142,8 cents for the financial year ended 31 March 2003.

The Group's consolidated revenue increased by 56% to R19 405 million compared to last year. Earnings before interest, tax, depreciation and amortisation ("EBITDA") grew 71% to R6 217 million, while Adjusted HEPS increased by 97% to 142,8 cents. During the past financial year, both MTN Cameroon Limited ("MTN Cameroon") and MTN Nigeria Communications Limited ("MTN Nigeria") were profitable after tax and contributed R81 million and R911 million respectively, to the Group's adjusted headline earnings.

In line with its set objective of diversifying its income sources, the Group now derives 36% of its revenue, 46% of its EBITDA, and 38% of its adjusted headline earnings from its non-South African operations. As a result of this diversification the Group's earnings are and will be increasingly impacted by currency fluctuations.

An overall EBITDA margin of 32,0% for the Group was recorded which compares favourably to last years 29,2%. The Group's international operations recorded an overall EBITDA margin of 40,8%. MTN South Africa, which comprises Mobile Telephone Networks (Proprietary) Limited ("MTN") and MTN Service Provider (Proprietary) Limited ("MTN SP") (together "MTN South Africa") recorded an EBITDA margin of 27,6% for the year. This decline was primarily attributable to increased subscriber acquisition costs, as well as increased interconnect costs.

Net finance costs for the Group increased by 164% to R833 million compared to last year's R316 million. This was largely as a result of increased borrowings by MTN Nigeria, which had raised financing facilities during the previous period and utilised these funds for network expansion in the current period.

The Group's tax rate, excluding goodwill amortisation charges, declined to 19,6%. This was mainly due to MTN Nigeria's pioneer status (tax holiday) coupled with its deferred tax asset raised in accordance with AC102.

Adjusted HEPS increased by 97% to 142,8 cents. MTN South Africa contributed 90,2 cents, a 1% increase on last year, while MTN International, which comprises the Group's non-South African operations, increased its contribution to 54,4 cents, compared to a loss of 15,8 cents last year.

The Group's total assets increased by 3% to R28 156 million from 31 March 2002. Due to the strengthening of the Rand during the year from R11,4 to R7,9 to the US$ at 31 March 2003, foreign currency translation reserves were reduced by a total of R930 million.

Aided by the strengthening Rand, long-term liabilities reduced by 39% to R3 235 million, while short-term borrowings, including overdrafts, increased from R478 million to R1 600 million, primarily due to commercial paper borrowings by MTN Nigeria against its short-term locally raised facility.

Total net debt for the Group deducting cash of R1 542 million and security deposits of R586 million, has decreased by 36% to R2 707 million from R4 208 million last year. Approximately R1 billion of the decrease was due to the strengthening of the Rand, the balance being strong cash flows from operations. As a result, the Group's gearing ratio, being interest-bearing net borrowings as a percentage of total equity adjusted for capitalised goodwill decreased to 35% from 71% last year.

The Group's net off-shore US$ borrowings in MTN International (Mauritius) Limited ("MTN Mauritius"), raised to finance the initial capital investments in Nigeria, were US$204 million at the year-end. The debt in MTN Mauritius is partly hedged by a sinking fund policy taken out in October 2002. The net unhedged position has been reduced to US$157 million. The total cost including foreign exchange losses due to the strengthening of the Rand on this investment amounted to R125 million. Management continues to pursue every effort to reduce this exposure in line with the South African Reserve Bank ("SARB") regulations. Subsequent to year-end, permission was received from the SARB to repay US$20,5 million, and following the announcement by the Minister of Finance of the further liberalisation of exchange control, the Group has obtained permission to externalise in the region of R900 million for network expansion within its Nigeria operations.

The following significant matters had an impact on the results:

- As prescribed by South African Statement of Generally Accepted Accounting Practice AC102, a deferred tax asset has been raised as a result of deductible temporary differences within the Group's Nigerian operations, which turned profitable during the year. This enhanced MTN Group's basic headline earnings by R128 million for the current financial year. The actual economic benefit to be derived from this deferred tax asset is uncertain as it will only be realised once MTN Nigeria emerges from the five year tax holiday period granted to it under the "pioneer status" legislation. Current accounting standards do not permit the discounting of such assets to take cognisance of timing and currency uncertainties. As a result, the board of directors has taken a decision to report, in addition to basic headline earnings, adjusted headline earnings that exclude the effect of the deferred tax asset, as it does not consider the unadjusted basic headline earnings a fair representation of the results for the year. Further details on the financial results, had the deferred tax asset not been raised, are provided in the notes to the financial statements.



- The Group disposed of a 30% interest in MTN Cameroon to Broadband Telecom, a Cameroonian partner/shareholder group, in compliance with Cameroonian licence obligations, for a consideration of US$29,8 million on loan account effective in April 2002.
- A change in accounting policy was implemented to bring the Group's treatment of connection incentives in line with international best practice. Connection incentives are no longer capitalised and amortised over 12 months, but are expensed in the period in which they occur. Prior period comparatives have been appropriately restated. Details in this regard are given in the notes to the financials.

Operational report

A total of 6,7 million capable subscribers were recorded in MTN Group's managed operations, an increase of 41% since March 2002, with 6,1 million of these directly attributable to the MTN Group calculated on equity ownership.

MTN SOUTH AFRICA

MTN South Africa experienced a challenging year. Although revenue increased by 23% to R12 298 million, EBITDA grew by a modest 6% to R3 389 million with EBITDA margin declining from 32,0% to 27,6%. This reduction was primarily due to competitive trading conditions and aggressive acquisition strategies in the post-paid market which resulted in increased subscriber acquisition costs in the form of handset and subscription subsidies. MTN's post-paid subscriber base increased by a net 123 000 subscribers as a result.

Overall, capable subscriber numbers increased steadily, with a growth of 22% to 4 723 000. This consisted of 975 000 post-paid subscribers, an increase of 14% year on year, and 3 748 000 pre-paid subscribers, reflecting a year on year increase of 24%. The healthy subscriber growth in both segments can be attributed to several new product launches as well as very competitive pricing options during the year. MTN South Africa re-launched its pre-paid offering with several new tariff plans including MTN PayBack, a regressive pricing plan, aimed at enhancing subscriber loyalty.

Blended Average Revenue per User ("ARPU") per month of R206 was recorded for the year. This decline of 2%, compared to half year numbers, and 1% to last year, was primarily due to the shift in subscriber mix towards the pre-paid segment, which constitutes approximately 79,4% of MTN South Africa's subscriber base. ARPU for post-paid subscribers continued to increase and was recorded at R607, with pre-paid ARPU declining by 4% to R101 since March 2002.

MTN was the first South African operator to market General Packet Radio Services ("GPRS"), branded as MTNdataLive. At year-end, approximately 30 000 active GPRS users were recorded on the network. Total data revenue now contributes 3,3% to MTN South Africa's revenue.

Subsequent to year-end, the Minister of Communications announced the terms and conditions in respect of access to 1800Mhz frequency. MTN welcomes the Minister's announcement as both constructive and positive, and believes the respective frequency and radio licence fees, as well as the prescribed universal service obligations, to be fair and equitable.

MTN INTERNATIONAL

MTN International's operations continue to perform above expectations. All operations provided a positive contribution to profit after tax of R1 194 million (adjusted for the deferred tax asset in Nigeria).

MTN Cameroon achieved a positive turn-around from March 2002. Under the new management team, which began managing the operations in June 2002, revenue increased by 94% to R874 million while EBITDA increased by 254% to R297 million. An EBITDA margin of 34,0% and a profit after tax of R102 million were recorded. MTN Cameroon, with a subscriber base of 431 000 as at 31 March 2003, has an estimated market share of 54%. ARPU levels eased to US$21 from US$24.

MTN Nigeria recorded a strong set of results for its first full year of operation. Revenue increased from R1 316 million to R5 361 million year on year, generating EBITDA of R2 088 million and a R1 146 million profit after tax, not taking into account the deferred tax asset raised in accordance with AC102. With an estimated market share of 59%, MTN Nigeria has become an integral part of the socio-economic environment in Nigeria. Subscriber numbers increased from 327 000 as at 31 March 2002 to 1 037 000 as at 31 March 2003. ARPU of US$57 was achieved. Due to the high demand for mobile communication services, MTN Nigeria's network experienced high congestion rates resulting in lower network quality. As a result, the sale of pre-paid packages was initially slowed through increased connection fees, and subsequently through a reduction in the sale of pre-paid packages to allow the network roll-out to catch up with subscriber demand. In January 2003, "Y'helloBahn", a 3 400 km microwave backbone, was launched to increase transmission quality and availability on the network. As at 31 March 2003, some 40 cities and 100 smaller towns and communities have been connected to the network through Y'helloBahn. Geographic coverage of the country is estimated at 14%, while population coverage has reached an estimated 38%. A key area of focus is to increase network capacity and to prepare for the entry of an additional fixed/mobile competitor. Despite this strong performance by MTN Nigeria to date, significant additional capital expenditures and investments are still required. For this purpose, MTN Nigeria is currently in the process of raising project finance facilities of approximately US$380 million.



Subsequent to year-end, President Olusegun Obasanjo was re-elected to office. This is expected to provide continuity to the economic development of the country. MTN Uganda continues to deliver strong results despite intensifying competition. With a mobile market share of 71%, subscriber numbers increased to 363 000, a 64% increase since March 2002, while ARPU levels declined to US$28 from US$37.

MTN Rwandacell and MTN Swaziland performed in line with expectations recording subscriber numbers of 105 000 – a 52% increase, and 68 000 – a 24% increase, respectively.

Despite this strong set of results, the Group's international operations continue to monitor factors such as regulatory issues, currency fluctuations and interconnect receivable collection which are addressed with the assistance of the respective local strategic partners.

STRATEGIC INVESTMENTS

This division comprises Orbicom (Proprietary) Limited ("Orbicom"), MTN Network Solutions (Proprietary) Limited ("MTN NS") and Airborn. Orbicom's core satellite signal distribution business remained steady. The Electronic Funds Transfer ("EFT") operation in Ghana has performed below expectations, and alternative strategies are currently being explored. MTN NS completed its core national network roll-out during the financial year ended 31 March 2003 as well as the construction of a new commercial hosting facility in Rosebank.

Prospects

Assuming current market conditions continue, the Board is confident that the Group's operations will show satisfactory earnings growth in the year ahead. MTN International is projected to grow its contribution to subscriber and earnings growth. MTN South Africa is expected to maintain strong positive cash flows. In the face of a maturing local market, management is implementing strategies to optimise performance. The Group is exploring value enhancing activities, in line with its vision of becoming the leading provider of communication services on the continent.

Directorate

Subsequent to year end, an announcement was made that Ms Santie Botha will join the MTN Group board in the capacity of Executive Director: Marketing, with effect from 7 July 2003.

Dividend

The directors believe that it is in the best interest of shareholders to reinvest retained earnings in the expansion of the operations and reduction of borrowing levels where appropriate. Accordingly, no final dividend is proposed. Taking the strong cash generation of the South African operations and the reducing debt levels into consideration, the dividend policy will be regularly reviewed to ensure optimisation of shareholder value.

Shareholder matters

During the period under review, Transnet Limited, through Ice Finance BV, disposed of an approximate 18,7% interest in MTN Group to Newshelf 664 (Proprietary) Limited ("Newshelf"). Newshelf is a special purpose vehicle established for the benefit of eligible MTN management and staff and is funded through a long-term six year funding structure involving redeemable preference shares, participating preference shares and promissory notes. The shares in Newshelf will be held for the benefit of approximately 2 400 MTN staff. No financial assistance for the transaction was provided by the eligible MTN Group and a committee of independent non-executive directors was set-up to consider the impact of the transaction on the Group. The committee, after having sought professional advice, concluded that no negative impact on the Group is expected as a result of this transaction.

In February 2003, Johnnic Holdings Limited ("Johnnic") announced its intention to unbundle the majority of its 36,5% shareholding in MTN Group to its shareholders. On 3 June 2003, Johnnic's shareholders approved the unbundling of a 31,9% interest in MTN Group. The record date for the unbundling is 20 June 2003.

It is envisaged that the National Empowerment Consortium, which will receive an estimated 8,8% interest in the MTN Group as a result of the unbundling, will enter into a voting pool agreement with Newshelf. The free-float of MTN Group shares, being the shares freely available for trading, will increase accordingly to an expected 72,5%.

For and on behalf of the Board

M C Ramaphosa (Chairman)	**P F Nhleko** (Chief Executive Officer)
19 June 2003	Sandton

Certain statements in this announcement that are neither reported financial results nor other historical information are forward looking statements, relating to matters such as future earnings, savings, synergies, events, trends, plans or objectives.

Undue reliance should not be placed on such statements because they are inherently subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results).

Unfortunately the Company cannot undertake to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Consolidated income statement

	Year ended 31 March 2003 Reviewed Rm	Year ended* 31 March 2002 Audited Rm	% change
Revenue	**19 405**	12 432	56
Cost of sales	**(8 321)**	(5 081)	
Gross profit	**11 084**	7 351	51
Operating expenses – net of sundry income	**(4 867)**	(3 725)	
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	**6 217**	3 626	71
Depreciation	**(1 651)**	(1 082)	
Amortisation	**(233)**	(175)	
Profit from operations before goodwill amortisation	**4 333**	2 369	83
Goodwill amortisation	**(596)**	(592)	
Profit from operations	**3 737**	1 777	110
Finance income	**124**	131	
Finance costs	**(957)**	(447)	
Share of profits (losses) of associates	**1**	(5)	
Profit before taxation	**2 905**	1 456	100
Taxation	**(687)**	(908)	
Profit after taxation (PAT)	**2 218**	548	305
Minority interest	**(289)**	44	
Attributable earnings	**1 929**	592	226
Headline earnings			
Attributable earnings	**1 929**	592	226
Less: Non-headline earnings items			
Goodwill amortisation	**596**	592	
Gain on disposal of 20% shareholding in MTN Cameroon	**(91)**	—	
Provision against loan arising on disposal of MTN Cameroon to reflect net asset value	**49**	—	
Basic headline earnings	**2 483**	1 184	110
Less: Adjustment			
Reversal of deferred tax credit (see note 10)	**(128)**	—	
Adjusted headline earnings	**2 355**	1 184	99
Reconciliation of headline earnings per ordinary share (cents)			
Attributable earnings per share (cents)	**117,0**	36,2	223
Effect of goodwill amortisation	**36,1**	36,3	
Effect of disposal of stake in MTN Cameroon	**(2,5)**	—	
Basic headline earnings per share (cents)	**150,6**	72,5	108
Effect of reversal of deferred tax credit (see note 10)	**(7,8)**	—	
Adjusted headline earnings per share (cents)	**142,8**	72,5	97
Contribution to adjusted headline earnings per ordinary share (cents)			
Wireless telecommunications (MTN)	**144,6**	73,2	98
– South Africa	**90,2**	89,0	1
– Rest of Africa	**54,4**	(15,8)	
Satellite communications (Orbicom)	**(1,8)**	(0,7)	
Adjusted headline earnings per share (cents)	**142,8**	72,5	97
Number of ordinary shares in issue:			
– Weighted average (000)	**1 648 530**	1 632 853	
– At period end (000)	**1 652 057**	1 640 437	

* *Restated for change in accounting policy for connection incentives (note 11).*

Summarised consolidated balance sheet

	Year ended 31 March 2003 Reviewed Rm	Year ended* 31 March 2002 Audited Rm
ASSETS		
Non-current assets	**22 842**	23 243
Property, plant and equipment	**9 374**	8 322
Goodwill	**10 298**	10 803
Intangible assets	**2 263**	3 685
Investments and loans	**734**	347
Deferred taxation	**173**	42
Non-current prepaid tax	**—**	44
Current assets	**5 314**	4 170
Bank balances, deposits, cash and amounts receivable on demand	**1 542**	1 214
Securitised cash deposits **	**586**	354
Other current assets	**3 186**	2 602
Total assets	**28 156**	27 413
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareholders' interest	**17 063**	15 916
Minority interests	**882**	820
	17 945	16 736
Non-current liabilities	**4 042**	6 202
Long-term liabilities	**3 235**	5 298
Deferred taxation	**807**	904
Current liabilities	**6 169**	4 475
Non-interest bearing liabilities	**4 569**	3 997
Interest bearing liabilities	**1 600**	478
Total equity and liabilities	**28 156**	27 413
Net asset value per ordinary share (rand)		
– Book value	**10,33**	9,70
Net debt/equity	**0,15**	0,25
Net debt/equity (excluding goodwill)	**0,35**	0,71

* *Restated for change in accounting policy for connection incentives and reclassification of letter of credit in MTN Nigeria from other current assets.*

** *These monies are placed on deposit with banks in Nigeria to secure letters of credit.*

Summarised consolidated cash flow statement

	Year ended 31 March 2003 Reviewed Rm	Year ended* 31 March 2002 Audited Rm
Cash inflows from operating activities	**5 330**	2 755
Cash outflows from investing activities	**(4 333)**	(3 502)
Cash inflows from financing activities	**187**	702
Net increase (decrease) in cash and cash equivalents	**1 184**	(45)
Cash and cash equivalents at beginning of period	**1 230**	804
Reclassification from other current assets	**—**	354
Foreign entities translation adjustment	**(492)**	117
Cash and cash equivalents at end of period	**1 922**	1 230

** Restated for change in accounting policy for connection incentives (note 11).*

Summarised group statement of changes in shareholders' equity

	Year ended 31 March 2003 Reviewed Rm	Year ended 31 March 2002 Audited Rm
Opening balance at 1 April	**15 916**	14 767
Change in accounting policy	**—**	(53)
Restated opening balance at 1 April	**15 916**	14 714
Net profit attributable to ordinary shareholders	**1 929**	592
Share capital issued at a premium less share issue expenses	**148**	349
Share election reserve	**—**	(114)
Exchange differences arising on translation of foreign entities	**(930)**	375
	17 063	15 916

Segmental analysis

	Year ended 31 March 2003 Reviewed Rm	Year ended* 31 March 2002 Audited Rm
REVENUE		
Wireless telecommunications (MTN)		
– South Africa	**12 298**	9 982
– Rest of Africa	**6 972**	2 349
	19 270	12 331
Satellite communications (Orbicom)	**135**	101
	19 405	12 432
EBITDA		
Wireless telecommunications (MTN)		
– South Africa	**3 389**	3 191
– Rest of Africa	**2 842**	439
	6 231	3 630
Satellite communications (Orbicom)	**(14)**	(4)
	6 217	3 626
PAT		
Wireless telecommunications (MTN)		
– South Africa	**1 485**	1 452
– Rest of Africa	**1 355**	(303)
	2 840	1 149
Satellite communications (Orbicom)	**(29)**	(12)
Corporate head office (goodwill)	**(593)**	(589)
	2 218	548

** Restated for change in accounting policy for connection incentives (note 11).*

1. Basis of accounting

These condensed consolidated preliminary results have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice ("GAAP") and Schedule 4 of the South African Companies Act (Act No 61 of 1973), as amended. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2002, except for the change in accounting policy relating to the capitalisation and amortisation of connection incentives which are now recognised as costs in the period incurred (see note 11).

2. Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

3. Headline earnings per ordinary share

The calculation of basic and adjusted headline earnings per ordinary share are based on basic headline earnings of R2 483 million (2002: R1 184 million) and adjusted headline earnings of R2 355 million (2002: R1 184 million) respectively, and a weighted average of 1 648 529 716 (2002: 1 632 852 938) ordinary shares in issue. No fully diluted earnings per ordinary share, in respect of debentures and options convertible into ordinary shares, have been disclosed as the potential dilution is not considered to be material.

4. Independent review by the auditors

These condensed consolidated preliminary results have been reviewed by our joint auditors PricewaterhouseCoopers Inc. and SizweNtsaluba VSP Inc., who have performed their review in accordance with Statements of South African Auditing Standards applicable to review engagements.

The scope of their review was to enable the joint auditors to report that nothing came to their attention that caused them to believe that the condensed consolidated preliminary results need modification so as to fairly present, in accordance with South African Statements of Generally Accepted Accounting Practice, in all material respects, the financial position of the Group at 31 March 2003, and the results of its operations, cash flows and changes in equity for the year then ended.

A copy of their unqualified review report is available for inspection at the registered office of the Company.

5. Listing requirements

This preliminary announcement has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.

	Year ended 31 March 2003 Reviewed Rm	Year ended 31 March 2002 Audited Rm
6. Interest bearing liabilities		
Call borrowings	**206**	338
Short-term borrowings	**1 394**	140
Current liabilities	**1 600**	478
Long-term liabilities	**3 235**	5 298
	4 835	5 776
7. Capital expenditure incurred	**4 235**	3 356
8. Contingent liabilities and commitments		
Local currency guarantees (ZAR equivalent)	**—**	182
Foreign currency guarantees	**52**	—
Operating leases	**1 377**	955
Finance leases	**316**	—
Commitments for capital expenditure		
– Contracted	**1 144**	876
– Authorised but not contracted	**5 467**	5 791
9. Cash and cash equivalents		
Bank balances, deposits and cash	**1 542**	1 214
Securitised cash deposits	**586**	354
Call borrowings	**(206)**	(338)
	1 922	1 230

10. Recognition of deferred tax asset

The Group's subsidiary in Nigeria has been granted a five-year tax holiday from commencement of operations. Furthermore, all capital allowances arising during this five-year period may be carried forward and claimed as deductions against taxable income from its sixth year of operations onwards. A deferred tax asset of R128 million relating to these deductible temporary differences has been recognised as at 31 March 2003 in terms of the strict interpretation of AC102, which requires a deferred tax asset to be raised where it is probable that future profits will be generated in order to utilise the deductible temporary differences.

The Directors have reservations about whether this prescribed accounting treatment supports the fair presentation of the Group's results. As with any enterprise, the Group faces inherent uncertainties in the markets in which it operates and over which it has little or no control, the effects of which could negatively impact the future utilisation/realisation of the deferred tax asset in question. AC102 does not permit deferred tax balances to be discounted. Therefore, neither the time value of money, nor any future currency movements may be factored into measuring the deferred tax asset. The Directors question the appropriateness of this prohibition given the considerable amount of time between recognition and realisation of this deferred tax asset. The effect of raising this deferred tax asset is to enhance earnings in the first five years of operation, against an asset which only realises in periods beyond the foreseeable future.

The Directors have therefore excluded the effect of this deferred tax asset in calculating adjusted headline earnings, in order to aid the fair presentation and interpretation of the results to 31 March 2003. The Directors intend to make representations to the International Financial Reporting Standards Board in the near future in an effort to address this perceived anomaly in accounting standards, and intend to re-visit this accounting treatment, pending the outcome of those representations.

11. Change in accounting policy

The Group changed its accounting policy with respect to the treatment of capitalisation and amorisation of connection incentives over 12 months. In order to align itself with international industry practice, the Group now recognises connection incentives as costs in the period incurred rather than capitalising connection incentives and amortising the cost over 12 months. The comparative amounts have been appropriately restated. The effect of the change is as follows:

	Year ended 31 March 2003 Reviewed Rm	Year ended 31 March 2002 Audited Rm
(Decrease) increase in profit after tax	**(63)**	19
(Decrease) increase in profit before tax	**(90)**	27
Taxation	**27**	(8)
Decrease in opening accumulated profits	**(34)**	(53)
Gross	**(48)**	(75)
Taxation	**14**	22

The change in accounting policy has no effect on the minority interests.

12. Changes in shareholding of subsidiaries

Disposal of 30% shareholding in MTN Cameroon

In April 2002 MTN Mauritius sold 30% of its holding in MTN Cameroon on loan account to Broadband Telecom Limited, a company incorporated in Cameroon, in compliance with licence obligations. The results of MTN Cameroon are consolidated into the group financial statements. However, in terms of certain conditions of the disposal agreement, 80% of MTN Cameroon's economic risk still vests with the Group and therefore the condensed consolidated preliminary results include 80% of the results of MTN Cameroon.

Increase in shareholding in MTN Nigeria

During the period the Group increased its shareholding in MTN Nigeria from 77,5% to 79,5% as a result of further capital provided to MTN Nigeria.

13. Implementation of Accounting Standard AC133 – Financial Instruments: Recognition and Measurement

Preparations have been made to implement AC133 with effect from 1 April 2003. The adjustment required to accumulated profit and other reserves at that date is a charge of R15,3 million. The Group will first report to shareholders under AC133 in respect of its interim results to 30 September 2003.

Registration number:
1994/009584/06

ISIN code:
ZAE 0000 42164

Share code:
MTN

Directorate:
M C Ramaphosa (Chairman), P F Nhleko* (CEO), D D B Band, I Charnley*, Z N A Cindi, R S Dabengwa*, P L Heinamann, S N Mabaso, R D Nisbet*, A F van Biljon, P L Zim*, J R D Modise (alternate), L C Webb (alternate) **Executive*

Company Secretary:
Ms M M R Mackintosh 3 Alice Lane, Sandown Extension 38, Sandton, 2196
Private Bag 9955, Sandton, 2146

Registered office:
3 Alice Lane, Sandown Extension 38, Sandton, 2196

American Depository Receipt (ADR) programme:
Cusip No. 55271U109 ADR to ordinary share 1:1

Depository:
The Bank of New York, 101 Barclay Street New York NY 10286, USA

Office of the South African Registrars:
Computershare Investor Services Limited

(Registration number: 1958/003546/06) 70 Marshall Street, Johannesburg, 2001 PO Box 61051, Marshalltown, 2107

Joint auditors:
PricewaterhouseCoopers Inc., 2 Eglin Road, Sunninghill, 2157
Private Bag X36, Sunninghill, 2157 and
SizweNtsaluba VSP Inc., 1 Woodmead Drive, Woodmead Estate,
PO Box 2939, Saxonwold, 2132

E-mail:
investor_relations@mtn.co.za

These results can be viewed on the Group's website at **http://www.mtngroup.com**

MTN

www.mtngroup.com







MTN Group Limited



Group reviewed interim results

for the half year ended 30 September 2003 and cautionary announcement

MTN



Revenue *up by* ***30%***

EBITDA *up by* ***61%***

Adjusted headline earnings per share *up by* ***102%***

Total number of subscribers *up by* ***39%***



MTN capable subscribers
(millions)
0 2 4 6 8
00 01 02 03 Sep 03
Group revenue
(R billion)
0 4 8 12 16 20
00 01 02 03 Sep 03
Group EBITDA
(R billion)
0 2 4 6 8
00 01 02 03 Sep 03
Headline EPS
(cents)
0 20 40 60 80 100 120 140 160
00 01 02 03* Sep 03*
Full year
Interim
*adjusted



Review of results

MTN Group Limited ("MTN Group") posted a strong performance for the first half of the 2004 financial year. Consolidated revenue rose to R11 272 million, a 30% increase over the comparable period last year. Earnings before Interest, Tax, Depreciation and Amortisation ("EBITDA") increased by 61% to R4 334 million, resulting in Profit after Taxation ("PAT") of R2 133 million, a 168% increase over the same period last year. The Group produced interim headline Earnings Per Share ("EPS") of 127,1 cents (September 2002: 60,9 cents), adjusted to 123,3 cents due to the exclusion of the deferred tax credit of R63 million raised by MTN Nigeria. This compares to adjusted headline earnings of 60,9 cents to September 2002, and 142,8 cents for the year to March 2003. 7,9 million capable subscribers were recorded in the Group's managed operations, up 39% since September 2002.

While the South African operations showed satisfactory revenue growth of 26% to R7 105 million, the Group's international operations increased revenue by 39% from R2 969 million to R4 117 million, despite the impact of the strong Rand on consolidation of their results. The international operations contributed 37% to Group revenue during the review period. The overall EBITDA margin for the Group increased to 38,4%, from 30,9% for the comparable half year. Both MTN Nigeria and MTN Uganda recorded EBITDA margins of over 50% for the period, whilst the other international operations achieved EBITDA margins of well over 40%. MTN South Africa's EBITDA margin showed improvement to 28,5% from 26,4% for the 6 month period to March 2003. This was primarily due to operational cost containment in South Africa, coupled with higher overall cost to revenue efficiencies.

Net finance costs for the Group declined by 3% to R271 million against the comparable half year. This resulted from lower debt levels due to strong operating cash-flow generation and slower than anticipated network expansion in MTN Nigeria. Foreign exchange losses were also lower than expected, given the relative strength of the Rand. The unrealised losses incurred on the international sinking fund policy taken out as an indirect US dollar hedge increased by R43 million during the half year. The Group has achieved a comfortable level of EBITDA-to-net interest cover of 16 times.

The Group's effective tax rate, excluding goodwill amortisation charges, remains low at 18,8%, primarily due to MTN Nigeria being tax exempt for a period of five years as a result of its pioneer status, coupled with its deferred tax credit.

Consolidated PAT increased to R2 133 million from R796 million, representing 18,9% of revenue, compared with 9,2% in the previous half year. Attributable earnings for the Group increased by 157% to R1 813 million.

Adjusted headline EPS increased by 102% to 123,3 cents. South African wireless operations contributed 57,0 cents per share, a 25% increase compared to the same period last year. International operations performed above expectations, contributing 66,5 cents per share.

The Group's total assets have increased by 2,7% to R28 925 million since 31 March 2003. Long-term liabilities reduced to R2 610 million from R3 235 million, while short-term borrowings of R1 649 million were recorded. These short-term borrowings include the Naira equivalent of US$170 million relating to a facility within MTN Nigeria, which has subsequently been repaid on 21 November 2003 from draw-downs against a limited recourse, medium-term project finance facility of US$345 million (with an additional US$50 million stand-by facility provided by the International Finance Corporation ("IFC")).

As at 30 September 2003, the Group had cash on hand of R2 755 million as well as securitised cash deposits of R776 million against Letters of Credit in Nigeria. Taking both cash balances into account, net debt for the Group has further reduced to R728 million at 30 September 2003, from R2 707 million at 31 March 2003. Consequently, the debt/equity ratio for the Group (excluding goodwill) decreased to 8% from 35% at 31 March 2003. The Group's net unhedged US$ debt position has declined to an acceptable US$50 million as compared to US$157 million at 31 March 2003.

MTN Nigeria accounted for 65% of the Group's total capital expenditure for the period. It is expected that total capital



expenditures for the full year will be lower than the capital commitments of R6,6 billion disclosed at 31 March 2003. This is partly due to the stronger Rand as well as a slower than anticipated pace of network roll-out in Nigeria.

The Group's international growth strategy continues to gain momentum and consequently, our results are continuously affected by exchange rate fluctuations. During the review period, the Rand appreciated by 12% against the US$ and by between 7% and 15% against the functional currencies of the Group's major international operations. On translation into Rand, this had the effect of reducing the assets and liabilities of international operations reflected in the consolidated balance sheet, as well as their revenues and earnings. Foreign currency translation reserves were reduced by R436 million during the period.

Operational data

	Six months ended 30 Sept 2003	Six months ended 30 Sept 2002	% change	Year ended 31 March 2003
South Africa				
Subscribers	**5 360 000**	4 284 000	25	4 723 000
ARPU (Rand)	**207**	210	(1)	206
Swaziland				
Subscribers	**78 000**	63 000	24	68 000
ARPU (Rand)	**209**	210	—	206
Cameroon				
Subscribers	**526 000**	316 000	66	431 000
ARPU (US$)	**22**	21	5	21
Nigeria				
Subscribers	**1 381 000**	609 000	127	1 037 000
ARPU (US$)	**55**	60	(8)	57
Rwanda				
Subscribers	**132 000**	90 000	47	105 000
ARPU (US$)	**23**	28	(18)	27
Uganda				
Subscribers	**416 000**	298 000	40	363 000
ARPU (US$)	**23**	34	(32)	28

Operational review

MTN SOUTH AFRICA

MTN South Africa ("MTN SA") demonstrated that the South African market remains buoyant, with an increased level of net connections relative to the same period in the previous year. This was aided by the launch of new products into the market such as MTN Mychoice Top-up, a world first low-end hybrid prepaid/contract product, coupled with attractive connection incentives. A total capable subscriber base of 5 360 000 was recorded, with net connections for the six months of 130 000 for post-paid and 507 000 for pre-paid. This represents an increase in the subscriber base of 13% since 31 March 2003.

Blended Average Revenue Per User per month ("ARPU") of R207 was achieved for the six-month period, marginally up on the full year figure to March 2003 of R206. Both post-paid and pre-paid subscriber ARPU edged upwards from R607 and R101 at March 2003 to R609 and R103 for the six-month period. Data services, including SMS, contributed 4,0% of total revenue.

MTN INTERNATIONAL

MTN Nigeria experienced strong demand for its services, requiring a controlled sign-up of new subscribers to match *the available network capacity, while accelerated network* roll-out continued. By 30 November 2003, the number of base stations had increased to 652 from 378 at 31 March 2003, while the number of operational switches had also increased to 14. Whilst capital expenditure has been lower than anticipated for the period, it is expected that the entire capital expenditure budget will be fully committed by year-end. Over the half-year, the subscriber base increased by 33% to 1 381 000, recording ARPU of US$55. Taking market conditions into consideration, MTN Nigeria announced the introduction of a new tariff plan, as well as the provision of a per-second billing option, to be effective from 1 December 2003. It is envisaged that some of the negative impact of such tariff reductions will be off-set by increased utilization.

MTN Cameroon continues to perform satisfactorily indicating a sustainable turnaround of this operation which has maintained market leadership in a highly competitive *environment. A total of 526 000 subscribers was recorded as* at 30 September 2003, representing a 22% increase since 31 March 2003 with ARPU stabilizing at US$22.



Agreement has been reached regarding recovery of outstanding interconnect debtors in both MTN Nigeria and MTN Cameroon.

MTN Uganda, MTN Rwanda and **MTN Swaziland** all show signs of a slow down and the beginnings of a more mature phase in their respective life-cycles. MTN Uganda has experienced a decline in ARPU from US$28 to US$23 as a result of currency devaluation during the first quarter of 2003, as well as the general dilution of its subscriber base as it rolls out into the rural parts of the country bringing on new subscribers with a lower average usage. Subscriber numbers of 416 000, 132 000 and 78 000 were recorded for the three operations respectively.

STRATEGIC INVESTMENTS

Strategic Investments continues to explore synergistic opportunities adjacent to the core mobile business. Lower revenues were recorded during this period against the comparable half year, primarily due to the appreciation of the Rand against the foreign currencies in which much of Orbicom's revenue is denominated.

Prospects

Assuming current market conditions prevail, the Board is confident that the South African operation will continue its strong free cash flow generation while international operations are expected to maintain positive subscriber growth, underpinned by significant ongoing capital investment in network roll-out, particularly in MTN Nigeria. The Group now derives an increasing proportion of earnings from outside South Africa and, as a result, is becoming more susceptible to foreign exchange rate movements. In line with our vision of being the leading communications provider on the continent, the Group continues to explore value-enhancing investment opportunities.

Dividend

Although the Group generated significant free cash over the period, the majority of these cash resources have been re-invested into the international expansion programme, as well as into the reduction of borrowings. Accordingly, no interim dividend is proposed. The Board regularly reviews the Group's dividend policy, taking cognizance of potential expansion opportunities with a view to optimising returns to shareholders.

Post balance sheet events

Subsequent to 30 September 2003, the Group disposed of 3,0% of its investment in MTN Nigeria to the IFC and approximately 2,3% to its local Nigerian partners subject to certain terms and conditions, at a total value of US$28 million. Its effective interest in MTN Nigeria has reduced to 74,2% as a result.

Subsequent to year-end, the Group acquired an additional 9% of the equity of MTN Rwanda.

Cautionary announcement

Shareholders are advised that the Company has entered into negotiations which, if successfully concluded, may have an effect on the price of the Company's securities. Accordingly, shareholders are advised to exercise caution when dealing in the Company's securities until a further announcement is made.

For and on behalf of the Board

M C Ramaphosa (Non-executive Chairman)

P F Nhleko (Group Chief Executive Officer)

Sandton
1 December 2003

Certain statements in this announcement that are neither reported financial results nor other historical information are forward-looking statements, relating to matters such as future earnings, savings, synergies, events, trends, plans or objectives.

Undue reliance should not be placed on such statements because they are inherently subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results).

Unfortunately the Company cannot undertake to publicly update or revise any of these forward-looking statements, whether to reflect new information of future events or circumstances or otherwise.

Consolidated income statement

	Six months ended 30 Sept 2003 Reviewed Rm	Six months ended 30 Sept 2002 Reviewed Rm	% change	Year ended 31 March 2003 Audited Rm
Revenue	**11 272**	8 684	30	19 405
Cost of sales	**(4 730)**	(3 595)		(8 321)
Gross profit	**6 542**	5 089	29	11 084
Operating expenses – net of sundry income	**(2 208)**	(2 402)		(4 867)
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	**4 334**	2 687	61	6 217
Depreciation	**(977)**	(767)		(1 651)
Amortisation	**(92)**	(138)		(233)
Profit from operations before goodwill amortisation	**3 265**	1 782	83	4 333
Goodwill amortisation	**(299)**	(298)		(596)
Profit from operations	**2 966**	1 484	100	3 737
Finance income	**99**	73		124
Finance costs	**(370)**	(352)		(957)
Share of profits of associates	**2**	1		1
Profit before taxation	**2 697**	1 206	124	2 905
Taxation	**(564)**	(410)		(687)
Profit after taxation (PAT)	**2 133**	796	168	2 218
Minority interest	**(320)**	(91)		(289)
Attributable earnings	**1 813**	705	157	1 929
Headline earnings calculation				
Attributable earnings	**1 813**	705	157	1 929
Exclude: non-headline earnings items				
Goodwill amortisation	**299**	298		596
Gain on disposal of 20% shareholding in MTN Cameroon		(91)		(91)
Provision (released)/created against loan arising on disposal of MTN Cameroon to reflect net asset value	**(10)**	91		49
Basic headline earnings	**2 102**	1 003	110	2 483
Less:adjustment				
Reversal of deferred tax credit (see note 9)	**(63)**	—		(128)
Adjusted headline earnings	**2 039**	1 003	103	2 355
Headline earnings per ordinary share calculation				
Attributable earnings per share (cents)	**109,6**	42,8	156	117,0
Effect of goodwill amortisation	**18,1**	18,1		36,1
Net effect of disposal of stake in MTN Cameroon	**(0,6)**	—		(2,5)
Basic headline earnings per share (cents)	**127,1**	60,9	109	150,6
Effect of reversal of deferred tax credit (see note 9)	**(3,8)**	—		(7,8)
Adjusted headline earnings per share (cents)	**123,3**	60,9	102	142,8
Contribution to adjusted headline earnings per ordinary share (cents)				
Wireless telecommunications (MTN)	**123,5**	61,6	100	144,6
– South Africa	**57,0**	45,6	25	90,2
– Rest of Africa	**66,5**	16,0	316	54,4
Satellite communications (Orbicom)	**(0,2)**	(0,7)		(1,8)
Adjusted headline earnings per share (cents)	**123,3**	60,9	102	142,8
Number of ordinary shares in issue:				
– Weighted average (000)	**1 654 341**	1 646 566		1 648 530
– At period end (000)	**1 656 452**	1 651 292		1 652 057

Summarised consolidated balance sheet

	Six months ended 30 Sept 2003 Reviewed Rm	Six months ended 30 Sept 2002 Reviewed Rm	Year ended 31 March 2003 Audited Rm
ASSETS			
Non-current assets	**22 152**	23 359	22 842
Property, plant and equipment	**9 331**	9 045	9 374
Goodwill	**10 033**	10 599	10 298
Intangible assets	**1 941**	3 193	2 263
Investments and loans	**618**	449	734
Deferred taxation	**229**	29	173
Non-current prepaid tax	**—**	44	—
Current assets	**6 773**	5 660	5 314
Bank balances, deposits, cash and amounts receivable on demand	**2 755**	1 529	1 542
Securitised cash deposits*	**776**	1 248	586
Other current assets	**3 242**	2 883	3 186
Total assets	**28 925**	29 019	28 156
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' interest	**18 481**	16 458	17 063
Minority interests	**1 086**	941	882
	19 567	17 399	17 945
Non-current liabilities	**3 402**	2 778	4 042
Long-term liabilities	**2 610**	1 822	3 235
Deferred taxation	**792**	956	807
Current liabilities	**5 956**	8 842	6 169
Non-interest bearing liabilities	**4 307**	4 207	4 569
Short-term borrowings	**1 408**	4 379	1 394
Call borrowings	**241**	256	206
Total equity and liabilities	**28 925**	29 019	28 156
Net asset value per ordinary share (rand)			
– Book value	**11,16**	9,97	10,33
Net debt/equity	**4%**	21%	15%
Net debt/equity (excluding goodwill)	**8%**	54%	35%

** These amounts are placed on deposit with banks in Nigeria to secure letters of credit.*

Summarised consolidated cash flow statement

	Six months ended 30 Sept 2003 Reviewed Rm	Six months ended 30 Sept 2002 Reviewed Rm	Year ended 31 March 2003 Audited Rm
Net cash generated by operations	**4 064**	2 892	6 735
Net finance cost	**(232)**	(279)	(721)
Taxation paid	**(558)**	(426)	(684)
Cash inflows from operating activities	**3 274**	2 187	5 330
Cash outflows from investing activities	**(1 435)**	(1 859)	(4 333)
	1 839	328	997
Cash (out)/inflows from financing activities	**(177)**	974	187
Net movement in cash and cash equivalents	**1 662**	1 302	1 184
Cash and cash equivalents at beginning of period	**1 922**	1 230	1 230
Foreign entities translation adjustment	**(294)**	(11)	(492)
Cash and cash equivalents at end of period	**3 290**	2 521	1 922

Summarised group statement of changes in shareholders' equity

	Six months ended 30 Sept 2003 Reviewed Rm	Six months ended 30 Sept 2002 Reviewed Rm	Year ended 31 March 2003 Audited Rm
Balance at beginning of period	**17 063**	15 916	15 916
Effect of adoption of AC133	**(15)**	—	—
Restated opening balance at beginning of period	**17 048**	15 916	15 916
Net profit attributable to ordinary shareholders	**1 813**	705	1 929
Share capital issued at a premium less share issue expenses	**56**	138	148
Exchange differences arising on translation of foreign entities	**(436)**	(301)	(930)
Balance at end of period	**18 481**	16 458	17 063

Segmental analysis

	Six months ended 30 Sept 2003 Reviewed Rm	Six months ended 30 Sept 2002 Reviewed Rm	Year ended 31 March 2003 Audited Rm
REVENUE			
Wireless telecommunications (MTN)			
– South Africa	**7 105**	5 647	12 298
– Rest of Africa	**4 117**	2 969	6 972
	11 222	8 616	19 270
Satellite communications (Orbicom)	**50**	68	135
	11 272	8 684	19 405
EBITDA			
Wireless telecommunications (MTN)			
– South Africa	**2 027**	1 635	3 389
– Rest of Africa	**2 308**	1 056	2 842
	4 335	2 691	6 231
Satellite communications (Orbicom)	**(1)**	(4)	(14)
	4 334	2 687	6 217
PAT			
Wireless telecommunications (MTN)			
– South Africa	**941**	749	1 485
– Rest of Africa	**1 492**	354	1 355
	2 433	1 103	2 840
Satellite communications (Orbicom)	**(3)**	(11)	(29)
Corporate head office (goodwill)	**(297)**	(296)	(593)
	2 133	796	2 218

Notes

1. **Accounting policies and basis of preparation**

   This condensed consolidated interim financial information has been prepared in accordance with South African Statements of Generally Accepted Accounting Practice (GAAP) and Schedule 4 of the South African Companies Act (Act No 61 of 1973) as amended. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2003, except for the adoption of the accounting statement on recognition and measurement of financial instruments (AC133).

   All significant international subsidiaries are incorporated in the condensed consolidated interim financial information as foreign entities, using the ruling exchange rate at half year-end for translation of assets and liabilities and the weighted average exchange rate during the period for translation of income, expenditure and cash flows. Exchange differences arising on consolidation are taken directly to a foreign currency translation reserve.

2. **Headline earnings per ordinary share**

   The calculations of basic and adjusted headline earnings per ordinary share are based on basic headline earnings of R2 102 million (2002: R1 003 million) and adjusted headline earnings of R2 039 million (2002: R1 003 million) respectively, and a weighted average of 1 654 341 082 (2002: 1 646 566 391) ordinary shares in issue. No fully diluted earnings per ordinary share, in respect of debentures and options convertible into ordinary shares, have been disclosed as the potential dilution is not considered to be material.

Notes *(continued)*

3. Independent review by the auditors

This condensed consolidated interim financial information has been reviewed by our joint auditors PricewaterhouseCoopers Inc. and SizweNtsaluba VSP Inc., who have performed their review in accordance with the Statement of South African Auditing Standards applicable to review engagements.

A copy of their unqualified review report is available for inspection at the registered office of the Company.

4. Listing requirements

This interim announcement has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.

	Six months ended 30 Sept 2003 Reviewed Rm	Six months ended 30 Sept 2002 Reviewed Rm	Year ended 31 March 2003 Audited Rm
5. Capital expenditure incurred	**1 466**	1 834	4 235
6. Commitments and contingent liabilities			
Operating leases	**554**	782	1 515
Contingent liabilities	**48**	95	52
7. Commitments for capital expenditure			
– Contracted for	**2 351**	1 791	1 144
– Authorised but not contracted for	**2 660**	2 614	5 467
8. Cash and cash equivalents			
Bank balances, deposits and cash	**2 755**	1 529	1 542
Securitised cash deposits	**776**	1 248	586
Call borrowings	**(241)**	(256)	(206)
	3 290	2 521	1 922

9. Recognition of deferred tax asset

The Group's subsidiary in Nigeria has been granted a five-year tax holiday under "pioneer status" legislation. Capital allowances arising during this period may be carried forward and claimed as deductions against taxable income from the sixth year of operations onwards. A deferred tax credit relating to these deductible temporary differences has been recognised in the results to 30 September 2003 in terms of the requirements of South African Statement of Generally Accepted Accounting Practice AC102 – Income Taxes, which requires a deferred tax asset to be recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised.

As previously disclosed, although the Group has complied with the requirements of AC102 in this regard, the Board of Directors has reservations about the appropriateness of this treatment in view of the fact that no cognizance may be taken in determining the value of such deferred tax assets for uncertainties arising out of the effects of the time value of money or future foreign exchange movements.

The Board therefore resolved to report adjusted headline earnings (negating the effect of the deferred tax credit of R63 million) in addition to basic headline earnings, to more fully reflect the Group's results for the period.

10. Post-balance sheet events

MTN International (Mauritius) Limited has disposed of approximately 5,3% of MTN Nigeria for an amount of US$28 million.

A medium-term limited recourse financing facility of US$345 million (with an additional US$50 million standby facility) was concluded on 4 November 2003, and from the first draw-downs on 21 November 2003, MTN Nigeria's short-term commercial paper facility of US$170 million has been repaid.

The Group acquired an additional 9% of the equity of MTN Rwanda.

Registration number:
1994/009584/06

ISIN code:
ZAE 0000 42164

Share code:
MTN

Directorate:
M C Ramaphosa (Chairman), P F Nhleko* (CEO), D D B Band, S L Botha*, I Charnley*, Z N A Cindi, R S Dabengwa*, P L Heinamann, S N Mabaso, R D Nisbet*, A F van Biljon, L C Webb (alternate) *Executive*

Company Secretary:
M M R Mackintosh 3 Alice Lane, Sandown Extension 38, Sandton, 2196
Private Bag 9955, Sandton, 2146

Registered office:
3 Alice Lane, Sandown Extension 38, Sandton, 2196

American Depository Receipt (ADR) programme:
Cusip No. 55271U109 ADR to ordinary share 1:1

Depository:
The Bank of New York, 101 Barclay Street New York NY 10286, USA

Office of the South African Registrars:
Computershare
(Registration number: 1958/003546/06) 70 Marshall Street, Johannesburg, 2001
PO Box 61051, Marshalltown, 2107

Joint auditors:
PricewaterhouseCoopers Inc., 2 Eglin Road, Sunninghill, 2157
Private Bag X36, Sunninghill, 2157 and
SizweNtsaluba VSP Inc., 1 Woodmead Drive, Woodmead Estate,
PO Box 2939, Saxonwold, 2132

E-mail:
investor_relations@mtn.co.za

These results can be viewed on the Group's website at **http://www.mtngroup.com**

Sponsor

Merrill Lynch
Global Markets & Investment Banking Group

Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the
JSE Securities Exchange of South Africa

MTN

www.mtngroup.com

MTN GROUP LIMITED

(Formerly M-Cell Limited)




MTN


MTN

MTN Group Limited

Interim results review

for the six-month period ended 30 September 2002

Highlights


MTN subscribers
(millions)
6
5
4
3
2
1
0
'97
'98
'99
'00
'01
'02
Sept '02


Revenue
(R billion)
14
12
10
8
6
4
2
0
'97
'98
'99
'00
'01
'02
Sept '02
Full year
Interim


Headline EPS
(Cents per share)
75
60
45
30
15
0
'97
'98
'99
'00
'01
'02
Sept '02
Full year
Interim


EBITDA
(R billion)
4
3
2
1
0
'97
'98
'99
'00
'01
'02
Sept '02

Commentary

MTN GROUP LIMITED

(Formerly M-Cell Limited)

OVERVIEW

MTN Group Limited ("MTN Group" or "the Group") (formerly M-Cell Limited) has resumed its positive growth trend after a year of muted earnings caused by initial investment costs arising from its expansion into Africa. The Group now reports pleasing results for the six-month period ended 30 September 2002.

The Group's consolidated revenue increased by 68% to R8 683,5 million compared to the same period last year. Earnings before interest, tax, depreciation and amortisation ("EBITDA") grew by 79% to R2 687,1 million, while headline earnings per share ("headline EPS") reached 60,9 cents. A significant contributor to these increases was the operations of MTN International (Proprietary) Limited ("MTN International"), which houses the Group's other African operations. MTN Cameroon Limited ("MTN Cameroon") and MTN Nigeria Communications Limited ("MTN Nigeria") have both reached profitability after tax and produced better than anticipated results.

The Group has successfully diversified its income streams. African operations contributed 34% to Group revenue, 39% to Group EBITDA and 26% to headline EPS.

A total of 5,7 million capable subscribers was recorded in MTN Group's managed operations, an increase of 19% since March 2002.

The following transaction and change in accounting policy had an impact on the results:

- The disposal of 30% in MTN Cameroon to Broadband Telecom, a local shareholder group in compliance with licence obligations.
- A change in accounting policy for connection incentives was implemented to bring the Group's treatment of subscriber acquisition costs in line with international best practice. Connection incentives are no longer capitalised and amortised over 12 months, but are expensed in the period in which they occur. Prior period comparatives have been appropriately restated to reflect that change and to facilitate year-on-year comparison.

REVIEW OF RESULTS

Income statement

Revenue for the Group increased by 68% from R5 170,2 million to R8 683,5 million compared to the same period in the previous year. MTN International increased revenue from R449,0 million to R2 968,8 million, contributing 34% to Group revenue. The more mature wireless South African operations achieved modest growth in revenue of 21% to R5 646,7 million.

Consolidated Group EBITDA was R2 687,1 million, a 79% increase year on year. The overall EBITDA margin for the Group increased to 30,9% from 29,1% compared to the same period in the previous year. The encouraging performance of the established African operations and the positive EBITDA levels achieved by MTN Nigeria were contributing factors, offsetting an EBITDA margin decline in South African operations.

As expected, net finance costs for the Group increased by 78% to R279,7 million compared to the same period last year. This resulted from increased borrowings by MTN Cameroon and MTN Nigeria, which had both raised project finance during previous periods and began to use these facilities to fund their network expansion in the current period.

After a subdued year in 2002, headline EPS increased by 92% to 60,9 cents. South African wireless operations contributed 45,6 cents, an 11,8% increase compared to the same period last year. African operations performed above expectations contributing 16,0 cents due to the earlier-than-anticipated profitability of MTN Nigeria. It should be noted though that significant additional capital expenditure is still required by MTN Nigeria.

Profit after tax, prior to taking into account minority interest, increased to R795,8 million from R219,3 million for the previous period. Attributable earnings for the Group increased 213% to R704,8 million.

Balance sheet and funding

The Group's total assets have increased by 6% to R29 018,5 million since 31 March 2002. Long-term liabilities reduced to R1 821,7 million, while short-term borrowings, including overdrafts, increased to R4 634,9 million. This shortening in the debt maturity profile was due to the reclassification of the current US$450 million syndicated bridge loan facility arranged by Standard Bank London Limited and Sumitomo Mitsui Banking Corporation, which terminates in July 2003. Management is currently renegotiating the facility and firm underwriting commitments have been received for US$250 million. It is expected that the refinance will be concluded, thus facilitating a realignment of the Group's debt profile by the end of March 2003.

Total net debt for the Group has decreased to R3 679,3 million since March 2002, partly due to the strengthening of the South African rand during the period under review. As a result, the gearing ratio for the Group, being interest-bearing net borrowings as a percentage of total equity adjusted for R10,6 billion of goodwill arising predominantly from the acquisition of shares from Transnet Limited in July 2000, decreased to 54% from 71% at 31 March 2002.

The Group's net offshore US dollar borrowings in MTN International (Mauritius) Limited ("MTN Mauritius"), which were raised to finance the initial capital investments in Nigeria, have increased to US$246 million as a result of additional capital calls by MTN Nigeria in April of this year. Management continues to pursue every effort to reduce this exposure in line with the South African Reserve Bank ("SARB") regulations. After

Commentary continued

30 September 2002, the Group used approximately R170 million to reduce its offshore borrowings in line with previous SARB approvals. In addition, the Group invested R500 million in an international sinking fund policy, thus effecting an indirect US dollar hedge. In this respect, the Group welcomes the recent announcement by the Minister of Finance of the further liberalisation of exchange control, especially in regard to funding by South African corporates of investments into Africa. The Group is currently considering how to use these new regulations to facilitate the funding of its investments on the continent.

The Group was asked to report on its SARB approved share placements effected during January 2002 by the Myburgh Commission of Enquiry into the rapid Depreciation of the Rand during the last Quarter of 2001. The Group was found not to have contravened SARB regulations.

REVIEW OF OPERATIONS

MTN South Africa

Mobile Telephone Networks (Proprietary) Limited ("MTN") and MTN Service Provider (Proprietary) Limited ("MTN SP") (formerly M-Tel (Proprietary) Limited) (together "MTN South Africa") continue to face a challenging, competitive and difficult economic environment.

Revenue increased by 21% to R5 646,7 million, while EBITDA grew by 13% to R1 635,1 million. Trading conditions remained competitive and the EBITDA margin decreased to 29,0% from 31,0% compared to the same period the previous year as a result of increased subscriber acquisition costs and higher interconnect costs.

Over the past year, MTN South Africa had embarked on a strategy to balance value with volume. As a result, Average Revenue per User ("ARPU") per month for the period has marginally increased to R210 from R208 in March 2002. ARPU for post-paid increased to R602 while a small decline to R101 occurred in the pre-paid segment since March 2002. However, overall subscriber growth slowed, showing an increase of 11% to 4 284 000 since March 2002. The overall base consists of post-paid subscribers of 891 000, an increase of 5% or 39 000, and pre-paid subscribers of 3 393 000, a 12% increase since March 2002. A higher than expected level of involuntary churn was experienced during the period under review.

In recognition of the competitive trading environment and the depth of the market, the Group refined its focus-on-value approach and launched several new pre-paid product offerings during the last few months of the period under review. New package options were introduced into the market offering innovative tariff structures as well as loyalty/retention benefits. As a result, it is anticipated that a more desirable balance between pre-paid and post-paid subscribers as well as a reduction in pre-paid churn will be achieved.

It is pleasing to note that MTN's share of active subscribers has not been negatively impacted by the third operator.

In regard to data, MTN was the first South African operator to market in launching GPRS services, branded as MTNDataLive. During the trial phase, approximately 30 000 users had tested the GPRS-enabled handsets.

MTN South Africa has also partnered global technology companies Microsoft and Ericsson in delivering unique offerings to corporate South Africa. MTN Office Xchange was launched, allowing corporate access via cellphone to all functionalities of Microsoft Outlook through the customers' own mail servers. This is in line with providing customers cost-effective and useful applications and solutions rather than pure technologies. MTN South Africa continues to expand its partner base from technology providers to solution integrators. These efforts have longer lead times but are expected to contribute to revenue in the future. While the impact of these new services is not yet materially reflected in the revenue numbers – data contributed around 3% or R172 million to the South African revenue – it is anticipated that revenue from data will increase in the years to come.

MTN International

MTN International's operations have performed above expectations. Revenue increased from R449 million to R2 968,8 million compared to the same period last year, with EBITDA levels reaching R1 056,2 million. All operations provided a positive contribution to profit after tax.

MTN Cameroon achieved a turnaround in the period under review. With a new management team in place, revenue increased to R366,8 million and a 30% EBITDA margin was achieved. A profit after tax of R21,6 million was recorded before taking account of minority interests. Subscriber growth continues to be strong, reaching 316 000 by 30 September 2002, a 41% increase since March 2002. ARPU levels have stabilised at US$21.

MTN Nigeria enjoyed a successful first year. Total revenue of R2 223,1 million was recorded with the EBITDA margin reaching 37%. A strong demand for our services resulted in a profit after tax of R420,7 million. During the period under review, significant investments were made in the network roll-out. MTN Nigeria now covers 26 cities and over 60 smaller towns, villages and communities from a total of over 300 sites. MTN Nigeria is currently in the process of finalising its project finance facilities of around US$380 million. Given the better than anticipated performance, the funding plan was reviewed causing a delay in closing the financing arrangements.

MTN Uganda continues to deliver strong results despite intensifying competition. Subscriber numbers increased to 298 000, a 34% increase since March 2002, while ARPU levels declined only slightly to US$34.

MTN Rwandacell and MTN Swaziland both turned in good performances. Subscriber growth was 30% to 90 000 and 15% to 63 000 subscribers respectively during the period under review.

Notwithstanding these pleasing results, MTN International's African operations face a number of ongoing challenges, which includes managing the regulatory and political environment, currency volatilities and interconnect issues. Management, together with its local strategic partners, continues to address these issues in the respective countries.

Strategic Investments

This division comprises Orbicom (Proprietary) Limited ("Orbicom"), MTN Network Solutions (Proprietary) Limited ("MTN NS") and Airborn. Orbicom's core satellite distribution business remained steady, whilst its Electronic Funds Transfer ("EFT") operation in Ghana started to generate revenue. MTN NS continued to grow its revenue base, although market conditions in its sector remain extremely competitive. Overall, the performance of the entities within Strategic Investments was below expectations.

The South African government issued an Invitation to Apply ("ITA") for a 51% interest in the Second Network Operator ("SNO") in May this year. The Group has thoroughly investigated the opportunity and its potential impact on the telecommunications environment in South Africa. A decision was taken not to participate in the bid process. A Memorandum of Understanding was concluded with one of the bidding consortiums, Goldleaf Trading (Proprietary) Limited, to leverage the Group's infrastructure and network and to provide know-how on a commercial basis. The agreement is non-exclusive.

Directorate

The Group also welcomes two non- executive directors, Ms Sindi Mabaso and Mr Alan van Biljon. Mr van Biljon will also serve as chairman of the Audit Committee. The board extends its thanks to Dr Chris Jardine who resigned from the board in October 2002.

PROSPECTS

MTN South Africa faces a more maturing market and an increasingly competitive trading environment nevertheless, the Group anticipates that the performance of MTN International's operations will contribute to ongoing growth. Overall, the board is confident that the Group will continue to perform soundly against its set objectives.

The Group will continue to explore further African opportunities in line with its vision to become the leading provider of communication services on the continent.

During the period under review, Mr Cyril Ramaphosa succeeded to the post of non-executive chairman of the board and Mr Phuthuma Nhleko accepted the position of chief executive officer for the Group.

DIVIDEND

As a result of the ongoing funding requirement for the Group's expansion into Africa, the directors believe that it is in the best interest of shareholders to reinvest retained earnings to restrict borrowing levels. Accordingly, no interim dividend is proposed. The dividend policy will be reviewed on a regular basis to ensure optimisation of shareholder value.

CAUTIONARY ANNOUNCEMENTS

The Group issued a cautionary announcement on 31 July in respect of its potential financial exposure following the liquidation of the CNA Group. Based on further legal review of the position, it is now considered unlikely that the MTN Group will have any additional exposure other than already anticipated. This cautionary announcement is accordingly withdrawn.

The Group also issued a cautionary announcement on 22 November 2002 in respect of preliminary discussions in relation to a potential transaction involving its non-South African assets. No further developments have occurred since the release. Shareholders are still advised to exercise caution when dealing in MTN Group shares until a further announcement is made.

For and on behalf of the board

M C Ramaphosa	***P F Nhleko***
(Non-executive Chairman)	*(Chief Executive Officer)*

26 November 2002
Sandton

FINANCIAL STATEMENTS
Consolidated income statement

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended* 30 Sept 2001 Reviewed Rm	% change	Year ended* 31 March 2002 Audited Rm
Revenue	**8 683,5**	5 170,2	68,0	12 432,0
Cost of sales	**(3 594,5)**	(2 066,3)		(5 081,1)
Gross profit	**5 089,0**	3 103,9	64,0	7 350,9
Operating expenses – net of sundry income	**(2 401,9)**	(1 599,3)		(3 724,7)
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	**2 687,1**	1 504,6	78,6	3 626,2
Depreciation	**(766,8)**	(455,3)		(1 081,6)
Amortisation	**(138,3)**	(50,5)		(175,1)
Profit from operations before goodwill amortisation	**1 782,0**	998,8	78,4	2 369,5
Goodwill amortisation	**(297,5)**	(291,8)		(592,0)
Profit from operations	**1 484,5**	707,0	110,0	1 777,5
Finance income	**72,6**	65,1		130,5
Finance costs	**(352,3)**	(222,0)		(447,4)
Share of profits (losses) of associates	**0,8**	(2,1)		(4,8)
Profit before taxation	**1 205,6**	548,0	120,0	1 455,8
Taxation	**(409,8)**	(328,7)		(908,4)
Profit after taxation (PAT)	**795,8**	219,3	262,9	547,4
Minority interest	**(91,0)**	6,0		44,5
Attributable earnings	**704,8**	225,3	212,8	591,9
Contribution to attributable earnings				
Wireless telecommunications (MTN)	**1 013,5**	517,7	95,8	1 196,0
– South Africa	**750,1**	663,3	13,1	1 454,3
– Rest of Africa	**263,4**	(145,6)		(258,3)
Satellite communications (Orbicom)	**(11,2)**	(0,6)		(12,1)
Gain on disposal of 20% shareholding in MTN Cameroon	**(90,5)**	–		–
Provision against loan arising on disposal of MTN Cameroon to reflect net asset value	**90,5**	–		–
Basic headline earnings	**1 002,3**	517,1	93,8	1 183,9
Goodwill amortisation	**(297,5)**	(291,8)		(592,0)
Attributable earnings	**704,8**	225,3	212,8	591,9
Basic headline earnings per ordinary share (cents)				
Wireless telecommunications (MTN)	**61,6**	31,8	93,7	73,2
– South Africa	**45,6**	40,8	11,8	89,0
– Rest of Africa	**16,0**	(9,0)		(15,8)
Satellite telecommunications (Orbicom)	**(0,7)**	(0,0)		(0,7)
Basic headline earnings per share (cents)	**60,9**	31,8	91,5	72,5
Effect of goodwill amortisation	**(18,1)**	(17,9)		(36,3)
Attributable earnings per share (cents)	**42,8**	13,9	207,9	36,2
Number of ordinary shares in issue:				
– Weighted average (000)	**1 646 566**	1 626 067		1 632 853
– At period end (000)	**1 651 292**	1 638 007		1 640 437

** Restated for change in accounting policy for connection incentives (note 10)*

Summarised consolidated balance sheet

MTN GROUP LIMITED

(Formerly M-Cell Limited)

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended* 30 Sept 2001 Reviewed Rm	Year ended* 31 March 2002 Audited Rm
ASSETS			
Non-current assets	**23 358,6**	20 751,8	23 242,4
Property, plant and equipment	**9 044,5**	6 296,9	8 321,6
Goodwill	**10 598,9**	11 061,7	10 802,6
Intangible assets	**3 193,3**	3 017,6	3 684,8
Investments and loans	**449,2**	326,6	347,5
Deferred taxation	**28,9**	49,0	42,1
Non-current prepaid tax	**43,8**	-	43,8
Current assets	**5 659,9**	2 959,2	4 170,1
Bank balances, deposits, cash and amounts receivable on demand	**1 529,0**	647,1	1 214,2
Securitised cash deposits **	**1 248,3**	9,6	354,1
Other current assets	**2 882,6**	2 302,5	2 601,8
Total assets	**29 018,5**	23 711,0	27 412,5
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' interest	**16 457,5**	15 226,0	15 915,8
Minority interests	**941,1**	595,5	820,6
Non-current liabilities	**2 777,6**	4 660,4	6 201,7
Long-term liabilities	**1 821,7**	3 886,2	5 297,8
Deferred taxation	**955,9**	774,2	903,9
Current liabilities	**8 842,3**	3 229,1	4 474,4
Non-interest bearing liabilities	**4 207,4**	2 405,9	3 996,7
Interest bearing liabilities	**4 634,9**	823,2	477,7
Total equity and liabilities	**29 018,5**	23 711,0	27 412,5
Net asset value per ordinary share (rand)			
– Book value	**9,97**	9,30	9,70
Net debt/equity	**0,21**	0,26	0,25
Net debt/equity (excluding goodwill)	**0,54**	0,85	0,71

* *Restated for change in accounting policy for connection incentives and reclassification of letters of credit in MTN Nigeria from other current assets*

** *These monies are placed on deposit with banks in Nigeria to secure letters of credit*

Summarised consolidated cash flow statement

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended* 30 Sept 2001 Reviewed Rm	Year ended* 31 March 2002 Audited Rm
Cash inflows from operating activities	**2 186,2**	530,9	2 755,3
Cash outflows from investing activities	**(1 858,7)**	(1 226,7)	(3 501,9)
Cash inflows from financing activities	**974,1**	394,9	702,4
Net increase (decrease) in cash and cash equivalents	**1 301,6**	(300,9)	(44,2)
Cash and cash equivalents at beginning of period	**1 230,4**	803,7	803,7
Reclassification from other current assets	**-**	24,9	354,1
Foreign entities translation adjustment	**(11,2)**	(28,5)	116,8
Cash and cash equivalents at end of period	**2 520,8**	499,2	1 230,4

** Restated for change in accounting policy for connection incentives (note 10)*

Summarised group statement of changes in shareholders' equity

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended 30 Sept 2001 Reviewed Rm	Year ended 31 March 2002 Audited Rm
Opening balance at 1 April	**15 949,1**	14 766,9	14 766,9
Change in accounting policy	**(33,3)**	(52,6)	(52,6)
Restated opening balance at 1 April	**15 915,8**	14 714,3	14 714,3
Net profit attributable to ordinary shareholders	**704,8**	225,3	591,9
Dividends	**-**	(0,5)	(0,4)
Share capital issued at a premium less share issue expenses	**138,2**	314,8	348,9
Share election reserve	**-**	(113,5)	(113,5)
Exchange differences arising on translation of foreign entities	**(301,3)**	85,6	374,6
	16 457,5	15 226,0	15 915,8

Segment analysis

(Formerly M-Cell Limited)

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended* 30 Sept 2001 Reviewed Rm	Year ended* 31 March 2002 Audited Rm
REVENUE			
Wireless telecommunications (MTN)	**8 615,5**	5 121,3	12 331,0
– South Africa	**5 646,7**	4 672,3	9 981,7
– Rest of Africa	**2 968,8**	449,0	2 349,3
Satellite communications (Orbicom)	**68,0**	48,9	101,0
	8 683,5	5 170,2	12 432,0
EBITDA			
Wireless telecommunications (MTN)	**2 691,3**	1 499,8	3 630,0
– South Africa	**1 635,1**	1 447,2	3 190,6
– Rest of Africa	**1 056,2**	52,6	439,4
Satellite communications (Orbicom)	**(4,2)**	4,8	(3,8)
	2 687,1	1 504,6	3 626,2
PAT			
Wireless telecommunications (MTN)	**1 102,9**	511,5	1 148,4
– South Africa	**749,1**	662,6	1 451,9
– Rest of Africa	**353,8**	(151,1)	(303,5)
Satellite communications (Orbicom)	**(11,2)**	(0,6)	(12,1)
Corporate head office (goodwill)	**(295,9)**	(291,6)	(588,9)
	795,8	219,3	547,4

** Restated for change in accounting policy for connection incentives (note 10)*

Notes

1. **Basis of accounting**
These consolidated condensed interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice (GAAP) and Schedule 4 of the South African Companies Act (Act No 61 of 1973) as amended. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2002, except for the change in accounting policy relating to the capitalisation and amortisation of connection incentives, which are now recognised as costs in the period incurred.

2. **Comparatives**
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

3. **Earnings per ordinary share**
The calculation of basic headline earnings per ordinary share is based on attributable earnings before goodwill amortisation of R1 002,3 million (2001: R517,1 million) and a weighted average of 1 646 566 391 (2001: 1 626 067 069) ordinary shares in issue.
No fully diluted earnings per ordinary share, in respect of debentures and options convertible into ordinary shares, have been disclosed as the potential dilution is not considered to be material.

4. **Independent review by the auditors**
These interim results have been reviewed by our joint auditors PricewaterhouseCoopers Inc. and Nkonki Sizwe Ntsaluba Inc., who have performed their review in accordance with the guideline "Guidance for Auditors on Review of Interim Financial Information" issued by the South African Institute of Chartered Accountants.
The scope of the review was to enable the joint auditors to report that nothing came to their attention that caused them to believe that the interim financial information needs modification, so as to fairly present, in accordance with South African Statements of Generally Accepted Accounting Practice, in all material respects, the financial position of the Group at 30 September 2002, and the results of its operations, cash flows and changes in equity for the period then ended.
It should be recognised that their review did not constitute an audit where a high level of assurance is expressed on the fair presentation of the interim financial information. Accordingly, PricewaterhouseCoopers Inc. and Nkonki Sizwe Ntsaluba Inc. expressed only a moderate level of assurance on the fair presentation of the interim financial information.
A copy of their unqualified review report is available for inspection at the registered office of the company.

5. **Listing requirements**
This interim report has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended 30 Sept 2001 Reviewed Rm	Year ended 31 March 2002 Audited Rm
6. Interest bearing liabilities			
Call borrowings	**256,5**	157,5	337,9
Short-term borrowings	**4 378,4**	665,7	139,8
Current liabilities	**4 634,9**	823,2	477,7
Long-term liabilities	**1 821,7**	3 886,2	5 297,8
	6 456,6	4 709,4	5 775,5
7. Capital expenditure incurred	**1 833,6**	1 239,1	3 355,7
8. Contingent liabilities and commitments			
Local currency guarantees (ZAR equivalent)	**94,8**	61,1	181,6
Operating leases	**782,0**	1 262,1	954,7
Commitments for capital expenditure			
Contracted for	**1 790,6**	481,6	876,0
uthorised but not contracted for	**2 614,4**	2 263,6	5 790,7
nd cash equivalents			
ances, deposits and cash	**1 529,0**	647,1	1 214,2
d cash deposits	**1 248,3**	9,6	354,1
ngs	**(256,5)**	(157,5)	(337,9)
	2 520,8	499,2	1 230,4

10. Change in accounting policy

During the interim period ended 30 September 2002, the Group changed its accounting policy with respect to the treatment of capitalisation and amortisation of connection incentives. In order to align with international industry practice, the Group now recognises connection incentives as costs in the period incurred rather than capitalising connection incentives and amortising the cost over 12 months. The comparative amounts have been appropriately restated. The effects of the change are as follows:

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended 30 Sept 2001 Reviewed Rm	Year ended 31 March 2002 Audited Rm
(Decrease) increase in profit after tax	**(17,2)**	(12,4)	19,3
(Decrease) increase in profit before tax	**(24,6)**	(17,8)	27,5
Taxation	**7,4**	5,4	(8,2)
(Decrease) increase in opening accumulated profits	**(33,3)**	(52,6)	(52,6)
Gross	**(47,6)**	(75,1)	(75,1)
Taxation	**14,3**	22,5	22,5

The change in accounting policy has no effect on the minority interests.

11. Changes in shareholding of subsidiaries

Disposal of 30% shareholding in MTN Cameroon

In April 2002, MTN Mauritius sold 30% of its holding in MTN Cameroon, on loan account, to Broadband Telecom Limited, a company incorporated in Cameroon in compliance with licence obligations.

The Group's financial position has not been significantly affected by this transaction.

The results of MTN Cameroon are consolidated into the Group financial statements. However, in terms of certain conditions of the disposal agreement, 80% of MTN Cameroon's economic risk still vests with the Group and therefore the consolidated financial statements include 80% of the results of MTN Cameroon.

Increase in shareholding in MTN Nigeria

During the period the Group increased its shareholding in MTN Nigeria from 77,5% to 79,5% as a result of further capital provided to MTN Nigeria.

Administration





(Formerly M-Cell Limited)



Registration number
1994/009584/06 (Incorporated in the Republic of South Africa)
Share code: MTN
ISIN code: ZAE000042164
American Depository Receipt (ADR) Programme
Cusip No 55271U109 ADR to ordinary share 1:1
Depository
The Bank of New York
101 Barclay Street, New York NY 10286 USA

Registered office
3 Alice Lane • Sandown Extension 38 • 2196

Non-executive directors
M C Ramaphosa (Chairman) • D D B Band • Z N A Cindi
• P L Heinamann • S N Mabaso • A van Biljon
• J R D Modise (alternate) • L C Webb (alternate)
Executive directors
P F Nhleko (CEO) • I Charnley • R S Dabengwa
• R D Nisbet • P L Zim

Company secretary
M M R Mackintosh • 3 Alice Lane • Sandown Extension 38
• 2196 • Private Bag 9955 • Sandton • 2146

Transfer secretaries
Computershare Investor Services Limited
• 70 Marshall Street • Johannesburg • 2001
• PO Box 1053 • Johannesburg 2000

Joint auditors
Nkonki Sizwe Ntsaluba Inc.
• 1 Woodmead Drive • Sandton • 2196
• PO Box 2939 • Saxonwold • 2132

PricewaterhouseCoopers Inc.
• 2 Eglin Road • Sunninghill • 2157
• Private Bag X36 • Sunninghill • 2157

E-mail: investor_relations@mtn.co.za

These results can be viewed on the Group's website at
http://www.mtngroup.com



M-CELL LIMITED







M-Cell Limited

Preliminary results for the year ended 31 March 2002

M-Cell Limited

Preliminary results for the year ended 31 March 2002

36%
Year-on-year increase

MTN subscribers (millions)



5
4
3
2
1
0
'97 '98 '99 '00 '01 '02

49%
Year-on-year increase

Revenue (Rm)



14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
'97 '98 '99 '00 '01 '02
Full year
Interim

   

35%
Year-on-year increase

EBITDA (Rm)


4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
'97 '98 '99 '00 '01 '02

4%
Year-on-year decrease

Headline EPS (cents)


75
50
25
0
'97 '98 '99 '00 '01 '02
Final
Interim

Commentary

OVERVIEW

M-Cell Limited's ("M-Cell") revenue increased to R12 432,0 million, representing a significant 49,1% increase over last year. The successful launch of MTN Nigeria Communications Limited ("MTN Nigeria") during the year was a major contributor to this increase. The total number of capable subscribers rose by 36% to 4 774 000. Earnings before interest, tax, depreciation and amortisation ("EBITDA") increased by 34,9% to R3 764,8 million. The Group EBITDA margin declined from 33,5% to 30,3% due mainly to the start-up of MTN Nigeria. Basic headline earnings per share ("Headline EPS") declined by 4,3% to 71,3 cents, which was in line with the Group's expectations due to the anticipated losses in Nigeria in its first year of operation.

Key highlights and corporate transactions during the financial year under review were:

- June 2001 – Acquisition of 60% of Citec (Proprietary) Limited ("Citec"), a tier one internet service provider ("ISP") for a purchase price of R12,3 million. Citec has recently been renamed MTN Network Solutions (Proprietary) Limited ("MTN Network Solutions")
- August 2001 – Launch of a cellular network in Nigeria through MTN Nigeria, in which M-Cell currently holds a 77,5% interest
- October 2001 – Increase of M-Cell's interest in MTN Uganda Limited ("MTN Uganda") by 2% to 52% for a purchase price of US$2,6 million
- Acquisition of 36% of Leaf Wireless (Proprietary) Limited for a purchase price of R15 million, a technology and content partner which has supplied content to MTNICE since its inception and has developed several applications for the portal

REVIEW OF RESULTS

Revenue increased by 49,1% from R8 337,3 million to R12 432,0 million. Revenue from the South African operations of Mobile Telephone Networks Holdings (Proprietary) Limited ("MTN Holdings") grew by 26,8% and contributed 80% of total Group revenues. MTN Nigeria, which only launched operations in August 2001, exceeded expectations and contributed revenue of R1 316,5 million.

Total EBITDA increased by 34,9% to R3 764,8 million. The EBITDA margin of the Group declined from 33,5% to 30,3%. This is as a result of a slight EBITDA margin decline from 33,9% to 33,4% in the South African operations due to competitive pressures, and a lower EBITDA margin of 18,7% recorded by MTN's African operations compared to last year's 30,1% as a result of the impact of the Nigeria start-up.

Net finance costs for the Group increased by 73% to R316,9 million, primarily due to the interest incurred for the full year on the debt raised for the investment into Nigeria. The net offshore borrowings of MTN International of US$214,1 million are unhedged since current South African Reserve Bank ("SARB") exchange control regulations prevent this. During the year, M-Cell was allowed by SARB to contribute the maximum investment allowance of R750 million plus an additional 10% of the residual investment value for its investment into Nigeria. A further US$20 million was externalised in terms of a SARB approved offshore placement of shares (asset swap) during January 2002. The Group continues to explore avenues to reduce its unhedged dollar exposure.

Headline EPS were negatively impacted by the start-up losses and increased interest expense relating to the Nigerian investment, and declined by 4,3% to 71,3 cents compared to last year's 74,5 cents. The South African operation contributed 87,8 cents to headline EPS, an increase of 10,9% on last year, which was offset by the negative impact of 15,8 cents from the African operations.

Reviewing the Group balance sheet, total assets increased by 23,5% to R27 460,1 million. Net borrowings increased by R1 billion primarily due to the devaluation of the Rand. The gearing ratio, being net interest-bearing debt as a percentage of total equity (after reversing out the goodwill asset of R10 802,6 million) is at 76%, which is acceptable considering the current expansion into Africa.

REVIEW OF OPERATIONS

MTN SOUTH AFRICA

Mobile Telephone Networks (Proprietary) Limited ("MTN") and M-Tel (Proprietary) Limited ("M-Tel") (together "MTN South Africa") recorded satisfactory results for the financial year despite the slightly negative economic conditions and the entrance of the third mobile operator in November last year. The sharp depreciation of the Rand has also negatively impacted on operating costs.

During the financial year, MTN South Africa's strategy has been to focus on subscriber value rather than volume. This strategy involves stimulating usage by the existing subscriber base, the retention of high-value customers through innovative additional service offerings and rendering excellent service. In addition, MTN South Africa targeted the underserviced small and medium enterprises ("SMEs") sector and the corporate market through a range of relevant data services. As a result, a healthy 12% increase was recorded on the post-paid subscriber base which increased from 760 000 to 852 000 subscribers. Average revenue per user ("ARPU") for this segment increased to R561 per month.

In the prepaid market, competitive activities increased as a result of discounting of starter packs and handsets. MTN South Africa made a strategic decision not to aggressively compete in the low-end segment of the prepaid market and as a result experienced slower growth in this segment. Nevertheless, the capable prepaid base increased by 23% to 3 025 000 subscribers while ARPU has reduced year on year to R105. The year-on-year blended ARPU decreased to R208, a decline of less than 9% from last year.

Although still at an infancy stage, data services contributed a total of R312,0 million to revenue, representing 3,1% of MTN South Africa's revenue. During the year, MTN announced the launch of DataFast, a business solutions product which allows customers to access data at higher speeds than competing networks. Furthermore, over 99% of the network has been upgraded to support General Packet Radio Service. ("GPRS"). This will provide a mobile link directly to the Internet and increase data speeds to 44 kbs initially, thereby making it an ideal tool for remote access of corporate Local Area Networks ("LANs"). The introduction of GPRS services will further consolidate MTN's position as the leading innovator in the value-added services arena.

MTN INTERNATIONAL

MTN Nigeria turned in a strong performance for its first eight months of operation. Demand was far stronger than had been anticipated and a total of 327 000 subscribers were connected by year-end, compared to an initial business plan forecast of 174 000 subscribers. The network now operates in 11 cities, with the key markets being Lagos, Port Harcourt and Abuja. To date 183 base stations have been commissioned since the launch of the network.

Total revenue of R1 316,5 million was recorded, with ARPU levels of approximately US$60, excluding connection fees. A small EBITDA loss of R25,3 million was incurred, which was significantly better than the initial business plan projections.

MTN Cameroon recorded subscriber growth of 234% in the current year to 224 000, from 67 000 last year. The EBITDA margin turned positive during the year under review to 19%, but ARPU levels were below expectations. A total loss of R39,9 million was recorded for the year.

Subsequent to the year-end, in compliance with the licence undertaking, the Group disposed of 30% of MTN Cameroon to its Cameroonian partner, Broadband Telecom. This was sold at the original cost of the investment plus carrying costs. A funding arrangement has been entered into with our local partners.

MTN Uganda Limited ("MTN Uganda") increased its subscriber base by 48% from the previous year to 222 000 subscribers by year-end. With revenue contribution to M-Cell of R462,0 million and an EBITDA margin of 45%, MTN Uganda continues to be a strong performer.

Rwandacell S.A.R.L ("MTN Rwanda") increased its subscriber base by 77% from the previous year to 69 000 subscribers, while MTN Swaziland recorded 55 000 subscribers at year-end, an increase of 67% from the previous year. Both operations continue to perform well.

STRATEGIC INVESTMENTS

The Strategic Investments portfolio comprises the Group's investment in Orbicom, MTN Network Solutions (60% owned) (formerly Citec) and Airborn. This division was formed to identify and exploit opportunities in the mobile and Internet arenas.

For the year under review, Orbicom's revenue increased by 12% to R101,0 million. The Electronic Funds Transfer ("EFT") system in Ghana became operational on 1 June 2002.

MTN Network Solutions has consolidated its position as a provider of high-quality Internet access products and services, and in the process has created a highly efficient and scaleable national Internet Protocol ("IP") network.

Airborn markets MTN's technologies internationally. The partnership with Italian company Wind through systems integrator Aliasnet has continued to evolve. Although achieving a user base of over 7 million, mtnsms.com was forced to discontinue its free sms messaging service as a result of the introduction of charges on international signalling links. A new fee-paying service will be launched shortly.

PROSPECTS

The Group forecasts that the addressable market in South Africa will expand to 14 million subscribers within the next five years, reflecting a more mature market. This will result in slower growth than previously experienced. With increased focus on value and customer retention, MTN South Africa expects to grow its revenue in line with the overall market, while improving its margins. With the capital expenditure to revenue ratio expected to be below 10% for the forthcoming year, the South African operations are projected to generate significant free cash flow.

Commentary *continued*

Over the past year, the contribution to revenue from operations outside South Africa has increased from 4,5% in 2001 to 18,9%. This is in line with the Group's stated objective of deriving in excess of 35% of its revenue from operations outside South Africa within the next two years.

MTN Nigeria has established itself as the core of M-Cell's Africa strategy. With an estimated market potential of 10 million subscribers by 2010, it is expected that the Nigerian operation will become a significant contributor to M-Cell's revenue and EBITDA in the forthcoming year. However, the Nigerian operation is not expected to earn a profit after tax during the next financial year.

While taking cognisance of the Group's current expansion into Africa and the related funding requirements, coupled with the existing exchange control limitations, the Group will continue to explore further opportunities on the continent in line with its vision of being the leading provider of communication services in Africa.

It is forecast that earnings per share should resume its growth trend in the forthcoming year, assuming a continued strong performance by MTN Nigeria.

In May 2002 the Government of South Africa issued the Invitation to Apply ("ITA") for a 51% interest in the Second Network Operator ("SNO"). The Group is currently evaluating a response to the ITA.

Subsequent to year-end, the board announced that Mr Phuthuma Nhleko will succeed Mr Paul Edwards as Chief Executive Officer of the Group with effect from 1 July 2002. Mr Paul Edwards will continue to assist the Group on a consulting basis.

The Board is pleased to announce that Mr Cyril Ramaphosa has been elected as the new non-executive Chairman of M-Cell.

DIVIDEND

As a result of the increased funding requirements for the Group's expansion into Africa, the directors believe that it is in the best interest of shareholders to utilise retained earnings to minimise the level of borrowings. As a result, the Board of Directors has decided to continue their decision not to declare a dividend at this point in time. This will be reviewed on an ongoing basis to optimise shareholders' value.

SHAREHOLDER MATTERS

During the year under review, Johnnic Holdings Limited ("Johnnic"), M-Cell's parent company, has undergone extensive group restructuring. Johnnic now holds a direct interest of 36,6% in M-Cell. Johnnic and Transnet concluded a voting pool arrangement in terms of which Johnnic and Transnet pool their votes on matters material to M-Cell.

Over the past year some of the three-year financing structures for the black economic empowerment groupings ("BEEGs") in M-Cell were closed out.

M-Cell's free-float of shares, which are shares easily available for trading, increased significantly from 16% last year to over 38%.

For and on behalf of the Board

P F Nhleko
(Non-executive chairman)

P Edwards
(Chief executive officer)

12 June 2002
Johannesburg

M-CELL LIMITED

Financial statements

Consolidated income statement

for the years ended	31 March 2002 Rm	31 March 2001 Rm	% change
Revenue	**12 432,0**	8 337,3	49,1
Cost of sales	**(5 081,1)**	(3 352,6)	
Gross profit	**7 350,9**	4 984,7	47,5
Operating expenses	**(3 586,1)**	(2 193,2)	
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	**3 764,8**	2 791,5	34,9
Depreciation	**(1 081,6)**	(688,5)	
Amortisation	**(341,2)**	(148,3)	
Profit from operations before goodwill amortisation	**2 342,0**	1 954,7	19,8
Goodwill amortisation	**(592,0)**	(411,2)	
Profit from operations	**1 750,0**	1 543,5	13,4
Finance costs	**(447,4)**	(264,6)	
Finance income	**130,5**	81,6	
Share of losses of associates	**(4,8)**	(0,6)	
Profit before taxation	**1 428,3**	1 359,9	5,0
Taxation	**(900,2)**	(585,3)	
Profit after taxation	**528,1**	774,6	(31,8)
Minority interests	**44,5**	(61,1)	
Attributable earnings	**572,6**	713,5	(19,7)
Contibution to attributable earnings			
Wireless telecommunications (MTN)			
– South Africa	**1 435,0**	1 194,3	20,2
– Rest of Africa	**(258,3)**	(68,8)	
	1 176,7	1 125,5	4,5
Satellite telecommunications (Orbicom)	**(12,1)**	(1,0)	
Corporate head office	–	0,2	
Basic headline earnings	**1 164,6**	1 124,7	3,5
Goodwill amortisation	**(592,0)**	(411,2)	
Attributable earnings	**572,6**	713,5	(19,7)
Basic headline earnings per ordinary share (cents)			
Wireless telecommunications (MTN)	**72,0**	74,6	(3,5)
– South Africa	**87,8**	79,2	10,9
– Rest of Africa	**(15,8)**	(4,6)	
Satellite telecommunications (Orbicom)	**(0,7)**	(0,1)	
Basic headline earnings per share	**71,3**	74,5	(4,3)
Effect of goodwill amortisation	**(36,2)**	(27,2)	
Attributable earnings per share	**35,1**	47,3	(25,8)
Dividends per ordinary share (cents)			
– Interim	–	3,0	
– Final	–	7,0	
	–	10,0	
Dividend cover on basic headline earnings (times)	–	6,9	
Number of ordinary shares in issue:			
– Weighted average ('000)	**1 632 853**	1 508 874	
– At year-end ('000)	**1 640 437**	1 620 244	

Summarised consolidated balance sheet

as at	31 March 2002 Rm	31 March 2001 Rm
ASSETS		
Non-current assets		
Property, plant and equipment	**8 321,6**	5 491,3
Goodwill	**10 802,6**	11 191,4
Intangible assets	**3 732,4**	2 870,3
Investments and loans	**347,5**	254,7
Deferred taxation	**42,1**	37,3
Non-current prepaid tax	**43,8**	–
	23 290,0	19 845,0
Current assets	**4 170,1**	2 394,8
Bank balances, deposits and cash	**1 214,2**	808,7
Other current assets	**2 955,9**	1 586,1
Total assets	**27 460,1**	22 239,8
Capital and reserves		
Ordinary shareholders' interest	**15 949,1**	14 766,9
Minority interest	**820,6**	143,8
	16 769,7	14 910,7
Non-current liabilities	**6 216,0**	4 595,1
Long-term liabilities	**5 297,8**	3 889,2
Deferred taxation	**918,2**	705,9
Current liabilities	**4 474,4**	2 734,0
Non-interest-bearing liabilities	**3 996,7**	2 258,9
Interest-bearing liabilities	**477,7**	475,1
Total equity and liabilities	**27 460,1**	22 239,8
Net asset value per ordinary share		
– Book value	**9,72**	9,11
Debt/equity	**0,27**	0,24
Debt/equity (excluding goodwill)	**0,76**	0,96

Summarised group statement of changes in equity

for the years ended	31 March 2002 Rm	31 March 2001 Rm
Balance at 1 April	**14 766,9**	1 923,4
Net profit attributable to ordinary shareholders	**572,6**	713,5
Dividends	**(0,4)**	(162,1)
Share capital issued at a premium less share issue expenses	**348,9**	12 175,5
Share election reserve	**(113,5)**	113,5
Variation of interests	**–**	(15,8)
Exchange differences arising on translation of foreign entities	**374,6**	18,9
Ordinary shareholders' interest	**15 949,1**	14 766,9

Segment analysis

for the years ended	31 March 2002 Rm	31 March 2001 Rm
REVENUE		
Wireless telecommunications (MTN)		
– South Africa	**9 981,7**	7 870,0
– Rest of Africa	**2 349,3**	377,1
	12 331,0	8 247,1
Satellite telecommunications (Orbicom)	**101,0**	90,2
	12 432,0	8 337,3
EBITDA		
Wireless telecommunications (MTN)		
– South Africa	**3 329,2**	2 670,7
– Rest of Africa	**439,4**	113,5
	3 768,6	2 784,2
Satellite telecommunications (Orbicom)	**(3,8)**	10,2
Corporate head office (M-Cell)	**–**	(2,9)
	3 764,8	2 791,5
PAT		
Wireless telecommunications (MTN)		
– South Africa	**1 432,7**	1 255,0
– Rest of Africa	**(303,4)**	(68,8)
	1 129,3	1 186,2
Satellite communications (Orbicom)	**(12,1)**	(2,6)
Corporate head office (goodwill)	**(589,0)**	(409,0)
	528,2	774,6

Summarised consolidated cash flow statement

for the years ended	31 March 2002 Rm	31 March 2001 Rm
Cash inflows from operating activities	**2 893,9**	2 772,8
Cash outflows from investing activities	**(3 640,5)**	(4 663,7)
Cash inflows from financing activities	**702,4**	2 329,8
Net (decrease)/increase in cash and cash equivalents	**(44,2)**	438,9
Cash and cash equivalents at beginning of year	**803,7**	380,4
Foreign entities translation adjustment	**116,8**	(15,6)
Cash and cash equivalents at end of year	**876,3**	803,7

Notes

1. **Basis of accounting**

These consolidated condensed annual financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice ("GAAP") and Schedule 4 of the South African Companies Act. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2001.

As disclosed in the interim results announcement for the six months ended 30 September 2001, the group decided to apply the allowed alternative treatment as permitted by paragraph 22 of Statement of GAAP AC 112 – The Effect of Changes in Foreign Exchange Rates, relating to those exchange differences that result from a severe devaluation of a currency and against which there is no practical means of hedging. The application of this allowed alternative treatment resulted in certain exchange differences, amounting to R50,0 million, arising out of the translation of foreign currency loans obtained to acquire certain licences, being included in the carrying amount of the relevant asset. At the time of preparing the interim results announcement, it was considered that this approach was the most appropriate. However, subsequent to the publication of the interim results for the six months ended 30 September 2001, it has been determined that paragraph 22 was intended to cater for situations where a country experiences a significant economic crisis resulting in measures such as a debt stand-still.

In view of the fact that the afore-mentioned situation does not apply to the circumstances under consideration within the M-Cell Group, it has been decided not to adopt this alternative treatment in the annual financial statements for the year ended 31 March 2002. In line with the decision of the directors to continue, as in prior years, to classify Mobile Telephone Networks International Limited as a foreign entity, as opposed to a foreign operation, the R50 million previously included in the carrying value of intangible assets has been taken directly to non-distributable reserves (ie foreign currency translation reserve).

2. **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

3. **Earnings per ordinary share**

The calculation of basic headline earnings per ordinary share is based on attributable earnings before goodwill amortisation of R1 164,6 million (2001: R1 124,7 million) and a weighted average of 1 632 852 938 (2001: 1 508 874 016) ordinary shares in issue.

No fully diluted earnings per ordinary share, in respect of debentures and options convertible into ordinary shares, have been disclosed as the potential dilution is not considered to be material.

4. **Preliminary results**

These year-end results have been reviewed by our auditors PricewaterhouseCoopers Inc., who have performed their review in accordance with South African Statements of Generally Accepted Auditing Standards issued by the South African Institute of Chartered Accountants. The auditors' review report will be available for inspection at the company's registered office with effect from 13 June 2002.

5. **Listing requirements**

This preliminary announcement has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.

6. ***Corporate governance***

The company subscribes to the principles of good corporate governance, details of which will be included in the annual financial statements.

for the years ended	31 March 2002 Rm	31 March 2001 Rm
7. **Interest-bearing liabilities**		
Call borrowings	**337,9**	5,0
Short-term borrowings	**139,8**	470,1
Current liabilities	**477,7**	475,1
Long-term liabilities	**5 297,8**	3 889,2
	5 775,5	4 364,3
8. **Capital expenditure incurred**	**3 355,7**	2 219,0
9. **Contingent liabilities and commitments**		
Local currency guarantees (ZAR equivalent)	**181,6**	98,9
Operating leases	**724,7**	907,1
Commitments for capital expenditure		
– Contracted for	**876,0**	259,7
– Approved but not contracted for	**5 790,7**	1 941,2
10. ***Cash and cash equivalents***		
Bank balances, deposits and cash	1 214,2	804,9
Loans to affiliated companies receivable on demand	–	3,8
Call borrowings	(337,9)	(5,0)
	876,3	803,7

M-Cell Limited (Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06) ("M-Cell")

a johnnic group subsidiary

Directors: P F Nhleko (Chairperson) • D D B Band • I Charnley • Z N A Cindi • R S Dabengwa • P Edwards* • P Heinamann • C R Jardine (Alternate: L C Webb) • R D Nisbet • M C Ramaphosa (Alternate: J R D Modise) • PL Zim *British Company secretary: M M R Mackintosh
Transfer secretaries: Mercantile Registrars Limited • 11 Diagonal Street • Johannesburg 2001 • PO Box 1053 • Johannesburg 2000
Registered office: 3 Alice Lane • Sandown Ext. 38 • Sandton, 2146 • Private Bag 9955 • Sandton, 2146

These results can be viewed on the website at http://www.m-cell.co.za
E-mail: investor_relations@mtn.co.za

MTN
hello the future



M-CELL
LIMITED







m-cell.co.za

GRAPHICOR 27098

RECEIVED
2004 NOV -9 A 9:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
If you are in any doubt as to the action that you should take, please consult your stockbroker, banker, attorney, accountant or other professional adviser immediately. You may also contact the **toll free M-Cell ShareCare Line** at the number reflected on the inside cover of this circular.

Action required

1. If you have disposed of your shares in M-Cell Limited ("M-Cell"), please forward this circular to the stockbroker, banker or agent through whom you disposed of such shares.
2. Dematerialised shareholders need take no further action as their safe custody accounts that they hold with their Central Securities Depository Participant ("CSDP") or stockbroker will be updated with the new name and new statements will be issued.
3. Certificated shareholders are required to complete the enclosed surrender form (blue) and return it to Georgeson Shareholder Communications (Pty) Limited, the company's shareholder communication agent ("shareholder communication agent") in accordance with the instructions contained therein, together with their share certificates in exchange for their new share certificates reflecting the new name of MTN Group Limited.
4. If share certificates have been lost or destroyed and an M-Cell shareholder produces evidence to this effect to the satisfaction of M-Cell, the surrender of share certificates may be dispensed with against provision of an acceptable indemnity.
5. With effect from 26 November 2001, transactions on the JSE Securities Exchange South Africa ("JSE") have had to be settled electronically through STRATE. Those shareholders in M-Cell who have not already elected to convert certificated shares to uncertificated form are advised to do so.
6. M-Cell share certificates (in old name) may not be dematerialised or re-materialised after Friday, 11 October 2002, but must still be surrendered in exchange for new name share certificates.

M-CELL LIMITED

M-CELL LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
("M-Cell" or "the company")
Share Code: MCE
ISIN: ZAE 000023115

CIRCULAR TO SHAREHOLDERS

regarding

the change of the name of the company from M-Cell Limited to MTN Group Limited; incorporating a Surrender Form.

Sponsor	Attorneys	Transfer Secretaries
Merrill Lynch Global Markets & Investment Banking Group Merrill Lynch South Africa (Pty) Ltd Registration number 1995/001805/07 Registered Sponsor and Member of the JSE Securities Exchange South Africa	WWB WEBBER WENTZEL BOWENS	Computershare Computershare Investor Services Limited (Registration number 1958/003546/06)

Shareholder Communication Agent

Georgeson Shareholder

Date of issue: **6 September 2002**

CORPORATE INFORMATION

Secretary and registered office
MMR Mackintosh
4th Floor
3 Alice Lane
Sandown Ext 38, 2196
(Private Bag 9955, Sandton, 2146)
South Africa

Transfer secretaries
Computershare Investor Services Limited
(Registration number 1958/003546/06)
10th Floor
11 Diagonal Street
Johannesburg, 2001
(PO Box 1053, Johannesburg, 2000)
South Africa

Shareholder communication agent
Georgeson Shareholder Communications (Pty) Ltd
(Registration number 2000/003204/07)
SMG Building
108 Johan Avenue
Sandton, 2146
(PO Box 652000, Benmore, 2010)
South Africa

Attorneys
Webber Wentzel Bowens
10 Fricker Road
Illovo Boulevard
Illovo, 2196
(PO Box 61771, Marshalltown, 2107)
South Africa

Sponsor
Merrill Lynch South Africa (Proprietary) Limited
(Registration number 1995/001805/07)
(Registered sponsor and member of the JSE Securities Exchange South Africa)
138 West Street
Sandown
Sandton, 2196
(PO Box 651987, Benmore, 2010)
South Africa

Shareholders are encouraged to make use of the toll free M-Cell ShareCare Line for assistance in completing the Surrender Form and with any other queries.

0800 202 360

(or +27 11 775 3443 if phoning from outside South Africa)

Georgeson Shareholder

Please note that your call will be recorded for customer safety

TABLE OF CONTENTS

		Page
Corporate information		FC
Important dates and times		1
Circular to M-Cell shareholders		2
1.	Introduction	2
2.	Reason for the change of name	2
3.	Conditions precedent	2
4.	Change of name	3
5.	Surrender of existing documents of title and issue of new share certificates	3
6.	Exchange Control Regulations	4
7.	Surrender form	4
Surrender form (blue)		Attached

IMPORTANT DATES AND TIMES

	2002
Last day for forms of proxy to be lodged by 15:00 on Annual	Thursday, 26September
general meeting to be held at 15:00 on	Monday, 30 September
Results of general meeting to be published on or about (on SENS on 30 September)	Tuesday, 1 October
Last day to trade in M-Cell shares under old name	Friday, 11 October
Trading in the new name will commence on	Monday, 14 October
Record date (last day on which trades can be settled in the old name)	Friday, 18 October
Dematerialised shareholders will have their safe custody accounts that they hold with their CSDP or broker updated with the new name on	
In respect of certificated shareholders, if existing share certificates are surrendered together with surrender forms on or before the close of business on the record date, new share certificates will be dispatched to such shareholders by certified mail at such shareholder's risk or be available for collection from the shareholder communication agent on	Monday, 21 October
If the documents of title are received after close of business on the record date, new share certificates will be dispatched by certified mail to shareholders at such shareholders' risk within five business days of receipt or will be made available for collection after five business days of receipt, as the case may be.	Monday, 21 October

Notes

1. *The dates and times provided in this circular are subject to change. Any such change(s) will be announced in the South African press.*
2. *All times referred to in this circular are South African times.*
3. *Share certificates in the name of MCell Limited may not be dematerialised or re-materialised after Friday, 11 October 2002, but must still be surrendered in exchange for new name share certificates.*
4. *Dematerialised shareholders must provide their CSDP or broker with their instructions for attendance or voting at the annual general meeting in the manner stipulated in the custody agreement governing the relationship between the shareholder and his/her CSDP or broker. These instructions must be provided to the CSDP or broker by the cut-off time and date stipulated by the CSDP or broker.*
5. *Unless otherwise indicated in this circular, words in the singular include the plural and vice versa, words importing one gender include the other genders and references to a person include references to a body corporate and vice versa.*

M-CELL LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
("M-Cell" or "the company")
Share Code: MCE
ISIN: ZAE 000023115

Directors
M C Ramaphosa *(non-executive chairman)*
P F Nhleko *(chief executive officer)*
D D B Band *(non-executive)*
I Charnley *(executive)*
Z N A Cindi *(non-executive)*
R S Dabengwa *(executive)*
P L Heinamann *(non-executive)*
C R Jardine *(non-executive)*
S N Mabaso *(non-executive)*
R D Nisbet *(executive)*
P L Zim *(executive)*

CIRCULAR TO M-CELL SHAREHOLDERS

1. INTRODUCTION
   1.1 M-Cell seeks the approval of its shareholders for the change of the company's name from M-Cell Limited to MTN Group Limited at the company's annual general meeting to be held on 30 September 2002.

   1.2 Subject to the special resolution being passed by the requisite majority of M-Cell shareholders at the annual general meeting of M-Cell on 30 September 2002, the special resolution will then accordingly be registered with the Registrar of Companies.

   1.3 Shareholders are referred to the Annual Report which accompanies this circular and which contains the notice of annual general meeting and the special resolution for the change of name, which is proposed to be passed at the meeting.

2. REASON FOR THE CHANGE OF NAME
   The change of name is proposed by the board of directors of M-Cell to better reflect its current position and bring greater brand consistency to the company and its subsidiaries.

3. CONDITIONS PRECEDENT
   The name change is conditional upon:
   3.1 The passing by M-Cell shareholders of the special resolution number 3; and
   3.2 The registration of the special resolution by the Registrar of Companies.

4. CHANGE OF NAME

4.1 The necessary approval for the name change has been obtained from the JSE Securities Exchange South Africa ("the JSE").

4.2 The change of the company's statutory name will be effective from Monday, 14 October 2002. From this date, the name of the company will be MTN Group Limited.

4.3 The company's name as reflected on the JSE's lists will be amended with effect from Monday, 14 October 2002, to reflect the company's new statutory name. The company's shares will have the short name "MTN Group" and the share code "MTN". The ISIN will be changed to ZAE000042164 with effect from the commencement of business on Monday, 14 October 2002.

4.4 Shares will be required to be dematerialised before they can be sold on the JSE.

4.5 Share certificates in the name of M-Cell Limited may not be dematerialised or re-materialised after Friday, 11 October 2002, but must still be surrendered in exchange for new name shares.

4.6 For a period not exceeding the 12 months from the date the change of name becomes effective, the former name of the company will continue to be shown on any documents of title (in brackets) that are issued in the new name of the company.

4.7 Paragraph 5 below applies only to shareholders who have not dematerialised their shares in M-Cell.

Shareholders who have dematerialised their shares in M-Cell are not required to take any further action since any changes or amendments to their shareholdings will be handled automatically by the Central Securities Depository Participant ("CSDP") or broker.

5. SURRENDER OF EXISTING DOCUMENTS OF TITLE AND ISSUE OF NEW SHARE CERTIFICATES

5.1 Certificated shareholders of M-Cell shares are required to surrender their existing documents of title in order to receive new certificates, at no charge, reflecting the new name of the company. A surrender form to be used for this purpose is attached to this circular and can be delivered to the shareholder communication agent at their address provided overleaf or alternatively can be posted to the shareholder communication agent by using the prepaid envelope provided, at such shareholder's risk.

5.2 Documents of title received by the shareholder communication agent before close of business on Friday, 18 October 2002, will be processed and new share certificates reflecting the company's new name will be dispatched to shareholders, by certified mail, at the risk of such shareholders (or, if shareholders have so elected in the surrender form, will be available for collection from the shareholder communication agent) on Monday, 21 October 2002. If the documents of title are received after close of business on the record date, new share certificates will be dispatched by certified mail to shareholders at such shareholders' risk within five business days of receipt or will be made available for collection after five business days of receipt, as the case may be.

5.3 If the documents of title have been lost or destroyed and the holder produces evidence to this effect to the satisfaction of MCell, M-Cell may dispense with the surrender of documents of title against provision of an acceptable indemnity, the cost of which shall be borne by the M-Cell shareholder concerned.

5.4 Share certificates in the old name of the company may not be dematerialised or re-materialised after Friday, 11 October 2002.

As share certificates are no longer good for delivery in respect of transactions entered into on the JSE, certificated shareholders are urged to use this opportunity to accept dematerialisation.

6. EXCHANGE CONTROL REGULATIONS

6.1 Emigrants from the common monetary area

A "non-resident" endorsement will be stamped on every replacement share certificate that is dispatched in respect of shareholders who are emigrants from the common monetary area. Such share certificates will be forwarded to the authorised dealer in foreign exchange in South Africa controlling such shareholder's blocked assets for its control. Details of such authorised dealer should be provided in Part C of the surrender form.

It follows therefore that the authorised dealer releasing share certificates in the company for surrender must countersign the form of surrender thereby indicating that the replacement share certificate will be placed directly under its control.

6.2 All other non-residents of the common monetary area

Where a shareholder's existing share certificate bears a "non-resident" endorsement, the replacement certificate to be issued will be similarly endorsed. Such share certificate will be forwarded to the shareholder concerned.

7. SURRENDER FORM

Shareholders are referred to the surrender form which is attached to this circular and which is required to be completed in accordance with the directions contained therein.

The dates in this circular are subject to change and shareholders will be notified of any changes in the press.

By order of the board

M M R Mackintosh
Company Secretary

6 September 2002

Registered address
3 Alice Lane
Sandown Ext 38, 2196
(Private Bag 9955, Sandton, 2146)

TO BE COMPLETED BY ALL CERTIFICATED HOLDERS OF SHARES IN M -CELL LIMITED

M-CELL LIMITED
(Incorporated in the Republic of South Africa) (Registration number 1994/009584/06) ("M-Cell" or "the company") Share Code: MCE ISIN: ZAE 000023115

SURRENDER FORM

For assistance in completing this form phone M -Cell's toll free ShareCare Line on 0800 202 360
To: Georgeson Shareholder Communications (Pty) Limited
SMG Building, 108 Johan Avenue, Sandton, 2146 (PO Box 652000, Benmore, 2010)
("shareholder communication agent")

Shareholders are required to complete and sign this form and send it together with the relevant documents of title to Georgeson Shareholder Communications South Africa (Proprietary) Limited as set out above. A prepaid envelope is enclosed for this purpose.

Dear Sirs

PART A - To be completed by all M-Cell shareholders who return this form

I/We, the undersigned, hereby surrender the enclosed documents of title in respect of the shares held by me/us in the companv.

	I/We hereby instruct you to post to me/us at my/our risk, a replacement share certificate/s or other documents of title in respect of the shares on the terms reflected in the circular to which this surrender form is attached.
	I/We wish to collect the replacement share certificate/s or other documents of title due to me/us. If I/we elect to do so, I/we acknowledge that if I/we have not collected the replacement share certificate/s or other document/s of title within seven business days of the date on which I/we am/are entitled to do so, you may immediately post the share certificate/s or other document/s of title to me/us at my own risk.

New share certificates or other documents of title will be posted by certified mail, at the risk of the member or be available for collection on 21 October 2002 if this surrender form together with the share certificates and/or other documents of title are received before the close of business on Friday, 18 October 2002, or thereafter, posted at the risk of the member by certified mail, within five business days or be available for collection after five business days of receipt of this duly completed surrender form together with share certificates and/or other documents of title.

Please tick the applicable box. Shareholders should note that failure to tick either box will result in replacement share certificates being posted to them at their own risk

Signature of shareholder ______________________ Date ______________________

Surname ______________________

First names (In full) ______________________

Title (Dr, Prof, Mr, Mrs, Miss, Ms, etc.) ______________________

Identity number/passport number/company/close corporation registration number **(Enclose a certified copy)** ______________________

Postal address (preferably PO Box address) to which certificates should be sent, if other than registered address ______________________

____

______________________ Postal code ______________________

Telephone number ______________________

Fax number ______________________ E-mail address ______________________

PART B - To be completed by all M-Cell shareholders who return this form

In terms of the provisions set out in paragraph 5 of the circular to which this form is attached and of which it forms part, I/w e surrender and enclose the undermentioned documents of title to M-Cell ordinary shares:

Documents of title

Certificate number(s)	Number of ordinary shares covered by each certificate
	Total

PART C - To be completed by emigrants from the common monetary area

Nominated authorised dealer in the case of an M-Cell shareholder who is an emigrant from the common monetary area:

Name of dealer ____________________ Account number ____________________

Address ____

Postal code ____________________

____

PART D - Shareholder communication selection

All shareholders are encouraged to complete this section and make an election. Should this section not be completed, shareholders will continue to receive annual reports and any other shareholder information (as defined in Special Resolution number 2 in the Notice of the Annual General Meeting) (hereinafter collectively referred to as "shareholder information") in hard copy via the post.

☐ If available, I wish to receive shareholder information in electronic format at the electronic address (e-mail) stipulated hereunder: **(Please print)**

____

____

____

☐ I wish to receive shareholder information in hard copy as it has been forwarded to me previously.

☐ If available, I wish to receive shareholder information in electronic format via the post.

Yours faithfully

Notes

1. *Persons who have acquired shares in the company after Friday, 6 September 2002, can obtain copies of this surrender form from the transfer secretaries at the addresses set out overleaf and from the shareholder communication agent.*
2. *Unless shareholders have requested that the replacement share certificates be held for collection by the shareholder communication agent, the replacement share certificates will be dispatched to them by certified mail, at the risk of the shareholders (unless they are emigrants, in which case they will be posted to their authorised dealers), on Monday, 21 October 2002, if their documents of title have been surrendered by the close of business on Friday, 18 October 2002. Share certificates will be available for collection to shareholders who wish to collect them on Monday, 21 October 2002 if their documents of title have been surrendered' on or before the close of business on Friday, 18 October 2002. If share certificates are surrendered thereafter, replacement share certificates will be dispatched by certified mail within five business days of receipt of their documents of title, at the risk of such shareholders or will be made available for collection (if shareholders have requested that the replacement share certificates be held for collection by the shareholder communication agent), after five business days of receipt, as the case may be.*
3. *Any alteration to this surrender form must be signed in full and not initialled.*
4. *A minor must be assisted by his/her parent or guardian.*
5. *If no address is given for the posting of replacement share certificates and if no instruction regarding collection of replacement certificates is given, the replacement certificates will be posted to the registered address(es) of the shareholder(s) concerned.*

Transfer Secretaries
Computershare Investor Services Limited
(Registration number 1958/003546/06) 10th Floor, 11 Diagonal Street Johannesburg, 2001 (PO Box 1053, Johannesburg 2000)
South Africa ,

Shareholder Communication Agent
Georgeson Shareholder Communication (Pty) Limited
Registration number 2000/003204/07
SMG Building
108 Johan Avenue
Sandton, 2146
(PO Box 652000, Benmore, 2010)
South Africa

M-CELL
LIMITED

M-Cell Limited

ANNUAL REPORT 2002

Our Vision is to be the leading provider of communication services in Africa

M-Cell aims to generate value for its stakeholders while enhancing the quality of life of the communities in which it operates. Six values underpin this strategic vision and the Group's daily operations.

The artwork portrayed on the cover and section dividers of this Annual Report is drawn from the corporate collection of the MTN Art Institute. The Art Institute is a portfolio of the MTN Foundation, established to make this specialised collection of African art more accessible to the community through public exhibitions and educational outreach work.



Group Profile

M-Cell Limited (M-Cell or the Group) is an Africa-focused holding company that invests in the communications industry. The Group operates three business divisions: MTN South Africa, MTN International and Strategic Investments. M-Cell is listed on the JSE Securities Exchange South Africa (JSE) under the Industrial – Non-cyclical services – Telecommunications services sector. For purposes of simplicity, M-Cell is hereafter referred to in the text as "the Group" where all its entities are combined.

MTN South Africa

MTN South Africa operates through Mobile Telephone Networks (Proprietary) Limited (MTN) and service provider MTN Service Provider (Proprietary) Limited (MTN Service Provider) formerly known as M-Tel (Proprietary) Limited. Launched in 1994, MTN is South Africa's second largest cellular network operator with 3,87 million subscribers at the end of the period under review. The company's GSM network is one of the largest national networks in the world, covering a geographical area equivalent to the combined area of France and Germany. It has approximately 4 000 sites covering 19 200 km of road and 900 000 km^2 of land, and provides access to 93% of South Africa's population. MTN South Africa has interests in service provider I-Talk (Proprietary) Limited (i-Talk), Leaf Wireless (Proprietary) Limited (Leaf), an application provider, and New Bucks Holdings (Proprietary) Limited (e-Bucks), a customer retention company.

MTN International

MTN International offers cellular network access and associated services through its subsidiaries and joint ventures in Nigeria, Cameroon, Uganda, Rwanda and Swaziland. At the root of the company's investment strategy is the aim to stimulate communications development in Africa using the GSM network as a platform.

Strategic Investments

Established in 2001, Strategic Investments seek to consolidate development of the Group's investments in related non-mobile businesses. It operates through three key businesses:

- Orbicom (Proprietary) Limited (Orbicom), Africa's largest commercial satellite signal distributor, which distributes digital broadcast signals in South Africa and across Africa, and manages transmitter networks and encryption in Botswana, Egypt, Ghana, Kenya, Lesotho, Namibia, Nigeria, Tanzania, Uganda and Zambia. Orbicom is also involved in the electronic funds transfer market and in providing value-added internet protocol (IP) services over satellite products.

- MTN Network Solutions (Proprietary) Limited (MTN Network Solutions), formerly known as Citec, a tier-one internet service provider (ISP) delivering high quality internet access and managed IP networking solutions to the corporate market.

- Airborn, which aims to provide instant access to content on-the-move through enabling technologies such as instant two-way wireless messaging.

Contents

Our stakeholders
Shareholders
Business partners
Employees
Customers
Brand values

Business reports
Group profile
Directorate
Chairman's report
Chief Financial Officer's report
Corporate governance
Risk management report

Sustainable development
Sustainable development report
Human development and employment equity
Corporate social investment

Review of operations
MTN South Africa
MTN International
• MTN Cameroon
• MTN Nigeria
• MTN RwandaCell
• MTN Swaziland
• MTN Uganda
Strategic Investments

Financial statements
Statement of directors' responsibility
Directors' approval
Certificate by the Company Secretary
Report of independent auditors
Directors' report
Income statements
Balance sheets
Cash flow statements

M-CELL
LIMITED

3 Alice Lane, Sandown Ext 38, Sandton Private Bag 9955 Sandton 2146, South Africa
Tel +27 11 301 6000 Fax +27 11 301 6111 Internet http://www.m-cell.co.za

6 September 2002

Dear Valued Stakeholder

As the new Chairman of M-Cell, it is my pleasure to present you with our Annual Report for the year ended 31 March 2002.

Through my involvement with telecommunications, as Chairman of Johnnic and now M-Cell, I have no doubt that the M-Cell Group has the potential to achieve its vision of becoming the leading provider of communication services in Africa.

In many underserviced markets on the continent, mobile technology is leapfrogging fixed-line telephony and the Group's expansion into Africa positions it to take full advantage of the convergence of communications technologies. The Group is on the path towards becoming a global player of repute in the sector, leveraging the assets and capabilities we have developed over the last eight years towards excellent performance.

As the Group's Chairman, it is my privilege and pleasure to welcome the new Group Chief Executive Officer, Phuthuma Nhleko, who moved from the role of Group Chairman into the executive leadership role on 1 July 2002. Mr Nhleko takes over the reigns from Paul Edwards, who successfully steered the Group through significant growth and challenges.

We are very proud of our achievements to date, which would not have been possible without the valued support of all our stakeholders – shareholders, staff, business partners, customers, media, analysts, government and regulatory bodies. I would encourage you to read more about the Group's financial performance, its role as an employer of choice and its increasing focus on corporate citizenship and sustainable development in these pages of the 2002 Group Annual Report.

Yours faithfully

Cyril Ramaphosa
M-Cell Chairman

Our stakeholders





Willem Boshoff, *Seven Pillars of Justice*, 1997
Medium: wood and metal studs
Measurements:
L: 140 cm, H: 140 cm, W: 140 cm

Providing acceptable returns on investment



A commitment to communicate with shareholders

The Group engages with institutional shareholders and strongly encourages the involvement of private investors in its annual general meetings, which provide opportunities for a greater appreciation of both operational and shareholder matters pertinent to the Company.

In addition to the services offered by the Group Secretariat, the Group Investor Relations unit liaises with institutional and private investors.

Regular presentations by executive directors and senior management are made to institutional investors, analysts and the media in South Africa and internationally to communicate Group strategy and performance.

A regularly updated website at www.m-cell.co.za provides access to presentations and media releases.

Simpler structures

During the period under review Johnnic Holdings Limited (Johnnic), M-Cell's parent company, concluded a major group restructuring which saw it emerge as the biggest single shareholder in M-Cell with a direct 36,5% interest. As a result, the M-Cell shareholder structure was simplified and the free-float of shares – being those shares easily available for trading – almost doubled to over 30% at the time.

Transnet Limited (Transnet) disposed of some 19% of its shareholding to a special investment entity, Ice Finance BV, in January 2002. Transnet still retained its voting rights, rights to dividends and director nominations. It concluded a voting pool arrangement with Johnnic, in terms of which Johnnic and Transnet pool their votes on matters material to M-Cell.

"I regard my shares in M-Cell as a long-term investment in South Africa as well as the continent of Africa."

CHERRY LEONG

Revenue up by 49% to

R12,4 billion





Subscriber base increased by 36% to

4 774 000

Footprint in

14

African countries

Headline earnings per share

71,3 cents

EBITDA up

35%




Total wireless subscribers (millions)
as at 31 March
5
4
3
2
1
0
1997 1998 1999 2000 2001 2002


Revenue (Rm)
for the financial year ended 31 March
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1997 1998 1999* 2000 2001 2002
Full year
Interim


EBITDA (Rm)
for the financial year ended 31 March
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
1997 1998 1999* 2000 2001 2002


Headline EPS (cents)
for the financial year ended 31 March
75
50
25
0
1997 1998 1999 2000 2001 2002
Full year
Interim

** Restated to reflect full consolidation of MTN Holdings*

Empowering people for economic change in Africa

Empowerment

As one of South Africa's largest and most successful black controlled companies, the Group is conscious of its responsibility as an agent for economic change in Africa while still delivering world-class products and services and the highest possible returns to shareholders.

The Group promotes the growth of black companies through a number of initiatives, including our procurement policy. During the period under review we exceeded our target for procurement from black economically empowered (BEE) suppliers. Designated BEE suppliers constitute some 60% of the current Group supply chain in South Africa and supplied in excess of R500 million worth of services during the past year.

"Our partnership with MTN South Africa will give us access to decision-makers in businesses not only in South Africa and Africa, but internationally as well. MTN is a highly recognisable brand that is seen to be both an innovator and market leader."

LEAF WIRELESS





A catalyst for change

The Group draws upon a wide range of expertise and experience from an ever-growing database of approved suppliers. Over and above proven excellence in their field, our selection criteria include management diversity, equity performance, investment in training and social investment programmes, and suppliers' own procurement policies.



We encourage our suppliers to achieve a stronger empowerment rating in terms of Group criteria. We also actively assist BEE companies to further their business initiatives. In this way, the Group has positively impacted on the economic landscape of South Africa.



Partnerships towards the future

The Group has consistently sought opportunities for innovative partnerships in order to reach higher levels of service excellence.

Pursuing the goal of providing innovative wireless offerings aimed at business, high profile partnerships have been established towards providing solutions that will enhance performance and productivity.

These offerings simplify the installation of wireless options, bringing users quick and easy productivity wins and easing acceptance of wireless technology as a business tool.

The Group strives to build integrity, trust and synergy in our business relationships, ensuring mutually beneficial outcomes. In particular we focus, as far as possible, on building local supply chain partnerships in the countries where we operate.

Promoting the development and best use of human talent



Employer of choice

The Group operates in two markets: the telecommunications arena, and the market for talent. The Group has embarked on an Employer of Choice programme, branding our products and services in the talent market. MTN South Africa has been consistently voted in the Top 20 Companies to work for and the Group's operations have been voted the Employer of Choice in Swaziland and Uganda. This strategy of building an organisation with the architecture of Employer of Choice is being pursued through all the Group's Africa operations.



Tapping the talent pool



MTN South Africa's own branded online talent acquisition agency brings the recruitment process directly under the Group umbrella. As a result, the Company not only gained access to a far larger pool of skills and built presence in the market, but has also reduced costs per hire by more than 51% in South Africa. Across Africa the drive towards reduction in cost-per-hire is a key pillar of our organisational strategy.

"No company is like MTN. From the youthful vigour to the dynamic energy, the experience here is exhilarating."

DUMISANI SIZIBA CALL CENTRE SUPERVISOR





Living the brand

In pursuit of a values-based culture, during the period under review, MTN South Africa launched a Living the Brand programme throughout the organisation to align all staff with the brand promises made to customers and other stakeholders. This staff alignment programme was also launched in MTN Cameroon and is being planned for the rest of the African operations over the coming financial year.



Equipping and empowering

The Group strives to provide an environment of lifelong learning for employees. This vision requires substantial investment in skills development. For the period under review the Group spent approximately 6% of our payroll on staff training.

The Group has also remained in the top quartile for international telecommunication companies in a number of key human resource indicators, such as staff turnover and revenue per employee.

During the reporting period, the Group was in full compliance with the spirit and letter of the South African Skills Levy Act, participating fully in the Services Sector and Training Authority (Seta). The Group has recovered, in the form of grants, 68% of all government levies paid – the maximum permissible level of grant for fully complying with all requirements.

In partnership with the Gordon Institute of Business Science, a custom-designed management programme for the Group's middle management has been developed. Our executives continue to benefit from our partnership with the Swiss-based Institute for Management Development, one of Europe's top-ranked business schools.

During the period under review, 20 engineers from disadvantaged backgrounds have embarked on a R10 million, two-year "fast track programme" within the Group to equip and empower them for specialist telecommunications positions in the future.

Providing our customers with service excellence

In line with global best practice, the Group is increasingly focused on providing improved customer service while developing customer-driven communication solutions.

The Group has always been a recognised leader in innovation and for the quality of its cellular networks.

MTN's South African network is one of the largest national networks in terms of geographic coverage in the world. The footprint of the Group covers 14 countries on the African continent.

As MTN South Africa is adapting to the challenge of a more mature market, it will be increasing its focus on customer service and customer retention while developing a new stream of revenue through the promotion of data services.

MTN recently became the first South African mobile network to implement GPRS (General Packet Radio Service) which allows "always on" internet connectivity.



"Being an entrepreneur and running a small business, being connected at all times is of vital importance."

GRAHAM KIETZMANN

INSTANT MESSAGING


SATELLITES

Excellent customer service delivery has been a key focus in the latter half of the period under review. The activities resulted in services tailored to meet customer needs and expectations, with Group systems, products and services adapted to market demands.

MTN Nigeria has recently established its sixth state-of-the-art services centre in Ikoyi. The others are in Apapa, Victoria Island, Matori, Port Harcourt and Abuja. The Group is geared to enhance its value-added services to customers, including a call centre in Uganda which operates in 19 indigenous languages.

A third MTN South Africa call centre, joining the Gauteng and KwaZulu-Natal facilities, will come on line in the Limpopo province in the new financial year to assist subscribers to maximise their cellular service. Specialised call centre services have been expanded, ranging from directory enquiries through to travel directions. A large and comprehensive skills training programme for staff is under way.


DATA STREAMING

An automated faxing solution for customer account reprint requests has reduced processing times considerably. A dedicated help-desk will support MTN South Africa's focus on data services, providing expert, highly-automated support for MTN's unique high speed data products and services. Account executives personally deliver checked, accurate monthly billing to our corporate clients.


GSM NETWORK


Welcome to
MTN Group.com


CALL CENTRES

BRAND VALUES

The Group subscribes to the following brand values, and staff are encouraged to live these values in all interactions with our stakeholders:

Innovation

Doing new things and doing the same things differently

Innovation is at the core of our business, both in developing new products and new approaches to doing business. We will design our products to enhance the way people live, work and play. We ensure that, in Africa, there is always a solution. MTN is continually developing approaches that meet rigorous international environmental standards, provide business and lifestyle communications solutions, and cater for diverse user groups.

Ingredients
- Go beyond conventional thinking
- Learn through experimentation
- Solicit new ways of doing things

Simplicity

Suppressing the irrelevant so that the relevant can shine through

We will make our products as user-friendly as possible, and conduct our relationships in a frank, honest and transparent manner. We will ensure that, through stakeholder engagement and rigorous research, we fully appreciate important societal values and their impact on our business.

Ingredients
- Communicate effectively and clearly
- Address the crux of critical issues
- Be consistent in our business practices

Integrity

Doing what we said we would do, and not what we said we were not going to do

We are committed to continuously improving our financial, environmental and social performance, and to transparent disclosure and accountability. We will continue to set high objectives for growth and value creation as we expand into the rest of Africa, but not at the expense of environmental, ethical and societal considerations or company transparency.

Ingredients
- Always follow through on our commitments
- Deliver as promised
- Identify and deal with ethical issues

Can-do

"Cannot" is not part of our vocabulary unless it is humanly impossible to do

We take pride in our work and meeting customer and community demands. We set high standards in what we do and the goals we set. We are committed to the goal of making mobile telephony accessible across Africa, and will work with a range of partners to achieve this. With a good attitude, proper planning and effective partnerships, business challenges can be overcome.

Ingredients
- Go the extra mile for customers
- Set bold and appropriate goals
- Promote ideas and insights with enthusiasm

Friendly

Treating others as we would like to be treated ourselves

We contribute to the enrichment of society by conducting our business in a friendly and open manner, and continue to support society through a range of community social investment programmes and initiatives. We value and benefit from our cultural diversity, and work to foster open dialogue across our African operations.

Ingredients
- Build mutually beneficial relationships
- Ensure that people feel comfortable and inspired in our environment
- Always recognise others for their achievements

Teamwork

Using our hearts and minds together, in order to release our full potential and creativity

The continuous growth and development of our employees is key to our success. Our commitment is to develop both our own knowledge management capacity internally and to extend this to the Group as a whole. This will enable us to share best practices within the company as well as externally. We will work actively with a range of partners from all sectors to develop practices and products that are economically viable, environmentally and socially sound.

Ingredients
- Share knowledge and experience
- Have fun working together as a team
- Balance work and personal life

Business reports

Group profile
Directorate
Chairman's report
Chief Financial Officer's report
Corporate governance
Risk management report



Jacob Motsoane, *Women Pounding Millet*, 1997
Medium: reduction linocut
Measurements: 35,5 x 43 cm

African footprint


•Egypt
•Nigeria
•Ghana
•Cameroon
•Uganda
•Kenya
Rwanda•
•Tanzania
•Zambia
•Namibia
•Botswana
•Swaziland
•Lesotho
•South Africa
GROUP SATELLITE FOOTPRINT
GROUP GSM FOOTPRINT
GROUP SATELLITE AND GSM FOOTPRINT

Glossary of terms

*M-Cell Limited (**M-Cell** or **the Group**)*
*Mobile Telephone Networks Holdings (Proprietary) Limited (**MTN Holdings**)*

*Mobile Telephone Networks (Proprietary) Limited (**MTN**)*
*MTN Service Provider (Proprietary) Limited (**MTN Service Provider**) – formerly known as M-Tel (Proprietary) Limited*
*i-Talk (Proprietary) Limited (**i-Talk**)*
*Leaf Wireless (Proprietary) Limited (**Leaf**)*
*New Bucks Holdings (Proprietary) Limited (**e-bucks**)*
*The above companies are jointly referred to as **MTN South Africa***

*MTN International (Proprietary) Limited (**MTN International**) – formerly Mobile Telephone Networks Africa (Proprietary) Limited*
*MTN International (Mauritius) Limited (**MTN Mauritius**) – formerly Mobile Telephone Networks International Limited*
*MTN Nigeria Communications Limited (**MTN Nigeria**)*
*Mobile Telephone Networks Cameroon Limited (**MTN Cameroon**)*
*MTN Uganda Limited (**MTN Uganda**)*
*Rwandacell S.A.R.L. (**MTN RwandaCell**)*
*Swazi MTN Limited (**MTN Swaziland**)*
*The above companies are jointly referred to as **MTN International***

*MTN Network Solutions (Proprietary) Limited (**MTN Network Solutions**) – formerly known as Citec (Proprietary) Limited*
*Orbicom (Proprietary) Limited (**Orbicom**)*
*The above companies are jointly referred to as **Strategic Investments***

Group structure as at 31 March 2002


johnnic holdings
ICE FINANCE
Other shareholders
36,5%
19%
44,5%
M-CELL LIMITED
100%*
MTN HOLDINGS
MTN SOUTH AFRICA
100%*
MTN hello the future
MTN
36%Δ
LEAF
100%*
M-Tel
30%Δ
eBucks.com
41%Δ
iTalk
MTN INTERNATIONAL
100%*
MTN INTERNATIONAL
30%†
100%*
MTN SWAZILAND
MTN INTERNATIONAL
(Mauritius)
77,5%*
100%*
MTN NIGERIA
MTN CAMEROON
31%†
52%†
MTN RWANDACELL
MTN UGANDA
STRATEGIC INVESTMENTS
100%*
Orbicom
60%†
MTN NETWORK SOLUTIONS
airborn wired & wireless
* Subsidiary
Δ Associate
† Joint venture

M-CELL LIMITED

DIRECTORATE

As at 31 March 2002

1. **M C C Ramaphosa**
   Non-executive director
   BProc, LLD (hc)

2. **D D B Band**
   Independent non-executive director
   BCom, CA(SA)

3. **Z N A Cindi**
   Non-executive director

4. **P L Heinamann**
   Independent non-executive director
   MAP (INSEAD)

5. **C R Jardine**
   Non-executive director
   PhD (IT), BSc, MSc (Computer Science)

6. **J R D Modise**
   Alternate director
   BCom, BAcc, CA(SA), MBA (Wits)

7. **L C Webb**
   Alternate director
   BSc (Electrical Engineering)



2.
3.
4.
5.
6.
7.

8. P F Nhleko
Non-executive chairman
BSc (Eng), MBA (Atlanta)

9. I Charnley
Executive director
MAP, CPIR

10. S R Dabengwa
Executive director
BSc (Eng), MBA (Wits)

11. P Edwards
Chief Executive Officer
BSc, MBA

12. R D Nisbet
Executive director
BCom, BAcc, CA(SA)

13. P L Zim
Executive director
BCom, BEcon (Hons), MCom


8.
9.
10.
11.
12.
13.

Subsequent to year-end Mr P Edwards resigned from the Board of M-Cell and was replaced by Mr P F Nhleko as Chief Executive Officer of the Group. Mr M C Ramaphosa was appointed non-executive Chairman in place of Mr P F Nhleko. Ms S N Mabaso has been appointed a director on the Board.

Unleashing Africa's potential through communications solutions

Voice of the future



PHUTHUMA F NHLEKO OUTGOING CHAIRMAN

Overview

A slow-down in the world economy, coupled with changes in perception of local and global telecommunication environments, signalled the start of a new phase in the M-Cell Group's development during the period under review.

Worldwide, the telecommunications industry experienced a sobering year. Growth slowed as companies continued to be highly geared due to high licence and infrastructure costs associated with 3G licences amongst other things. Subscriber numbers grew more gradually in maturing markets with fewer new data applications being utilised less than expected.

However, emerging markets, particularly those on the African continent, continue to provide excellent prospects for growth. Telecommunications has become an indispensable catalyst for economic development that affords developing countries the opportunity to leapfrog many stages of modernisation from a technological perspective.

While subscriber growth in South Africa continued, fuelled by a strong demand for pre-paid services, the market entered a more mature phase. The decline of the rand had an impact on the Group's balance sheet, exacerbating the Group's unhedged debt of US$214 million and increasing US dollar-denominated capital expenditures. Another significant development was the entry of a third cellular operator in the local market.

South Africa

MTN South Africa's network is one of the world's largest national networks in terms of geographic coverage, covering 74% of South Africa's land mass and reaching a potential 93% of the population. We are now in a position to focus on increasing capacity where needed, and not merely increasing geographic coverage. As a result, we have downsized the Network Group and have reduced capital expenditure to 10% of revenue. This will have a favourable impact on cash flow in the coming year.

MTN South Africa increased its focus on higher-value customers, which should have a positive impact on our earnings before interest, tax, depreciation and amortisation (EBITDA) margin in the longer term, notwithstanding a very competitive trading environment. During the year under review, MTN South Africa's subscriber base grew by 21% to 3,87 million subscribers. The pre-paid subscriber base grew by 23% to 3,02 million, while post-paid subscriber numbers grew by 12% to 852 000. Importantly, our efforts to increase customer loyalty and stimulate usage resulted in average revenue per user (ARPU) for post-paid subscribers increasing to R561, while ARPU for pre-paid subscribers declined to R105, which was slightly better than expected.

The development of a new revenue stream through the promotion of data services has become an additional strategic focus for the Group. Having contributed R312 million in the past year, total revenue from this source is expected to increase to approximately 5% of the South African operation's revenue in the financial year ending March 2003. The recent implementation of GPRS (General Packet Radio Service), a packet-based data transmission system that will facilitate high data transmission rates and "always on" Internet connectivity, will help us achieve this goal. MTN is the first mobile network in South Africa to implement this state-of-the-art technology.

The fact that South Africa currently has a mobile telephony penetration of around 22% of the population is remarkable for a developing nation, and highlights the enormous success of cellular technology. Since 1994, the cellular industry has invested billions of rands in the South African economy and created thousands of jobs. The Group is very proud to have been part of the telecommunications revolution that has positioned South Africa as a technology leader on the African continent.

African growth

The expertise gained in the process of building a world-class cellular network in South Africa is now being channelled into developing new businesses in a number of other African countries. Through these investments, the Group has developed new growth engines to fuel the second phase of our development.

Our early initiatives in Rwanda, Uganda and Swaziland have proved to be very successful and, importantly, provided valuable experience in creating profitable businesses in African markets outside South Africa. The lessons learned were applied in Cameroon and more recently in Nigeria, a country which has immense potential. Our Nigerian business, launched in August 2001, has exceeded our expectations for the eight-month period

to March 2002. The intermittent availability of infrastructure support, such as a stable electrical power supply, intercity telecommunication links and established transportation networks, in Nigeria, implied that the Nigerian business model had to be adapted accordingly.

The success of MTN Nigeria is evidenced by the fact that at the end of March 2002, 327 000 subscribers were activated and R1,3 billion in revenue was generated. ARPU was higher than expected at US$60 per month (excluding connection fees), although this will decline as we penetrate deeper into the market. MTN Nigeria was very close to EBITDA breakeven by the end of March, after only eight months of operation, and is well placed to be a significant contributor to EBITDA earnings in the future. However, notwithstanding the strong performance to date, MTN Nigeria is not expected to be profitable after tax prior to 31 March 2004. Furthermore, significant capital expenditures will be required to grow the business. At the time of writing, service was available in 17 Nigerian cities and MTN Nigeria had grown its subscriber base to over 500 000.

The revenue generated from MTN International has increased from 4,5% of Group revenue to 18,9%. Through its expansion into the rest of the African continent, the Group has created a new stream of earnings into the future and is well placed to achieve its goals of diversifying revenue sources and becoming the leading telecommunications company on the continent.

Strategic Investments

During the year, the Group established a new Strategic Investments Division, incorporating satellite communications company Orbicom and technology developer Airborn. A 60% stake in internet service provider MTN Network Solutions was also acquired, in conjunction with sister company Johnnic e-Ventures Limited. This investment, which cost R12,3 million, will broaden the range of services offered by the Group, and give us valuable experience in operating in the internet protocol (IP) environment.

On 30 May 2002, the South African government issued an Invitation to Apply (ITA) for the Second Network Operator (SNO). Given the Group's commitment to funding its Africa expansion, we will not participate as an equity player or take exposure in the SNO. We will consider, however, supporting the SNO with access to our wireless network and other resources, such as call centres, billing facilities and IT infrastructure, if this proves to be economically attractive and should opportunities to do so arise.

Nepad

As a Group that counts on the support of Africa's people for its success, we subscribe to, and support, the African Union's vision of African renewal through the New Partnership for Africa's Development (Nepad).

One of the most important challenges facing the private sector is to address the negative perception of Africa as a high-risk investment destination. Our successful investment in mobile networks in six African countries, and the significant commercial potential of these investments, is but part of the Group's contribution to rebuilding pride and confidence on the continent.

Corporate governance

Corporate governance has become an area of intense focus, particularly in the light of the excellent work of the King Commission and the recent high-profile failure of governance of major corporations around the world.

In August last year the M-Cell board was restructured, following my appointment as Chairman. Two new independent directors, Paul Heinamann and Doug Band, were appointed to the board and brought with them a wealth of experience. The key board committees – Audit, Human Resources & Remuneration – contain only non-executive directors, who provide strong oversight in these crucial areas.

The Group has introduced programmes to promote a high standard of business ethics and to combat fraud. In addition, we have appointed a General Manager: Risk Management and are currently strengthening the internal audit function to cope with the demands of a rapidly growing multinational organisation.

Looking ahead

Going forward, the focus on increased productivity will be a major priority for MTN South Africa as we adapt to the challenge of a more mature market. We will also increase the focus on customer service and customer retention.

Through our expansion to the rest of Africa, the Group is evolving from a single-country business to a true multinational organisation, creating a strong platform for future growth.

However, as a result of our expansion strategy, we have also incurred significant foreign currency denominated borrowings. We are continuously looking at ways to reduce any associated currency risks.

Managing the challenges of an increasingly mature market in South Africa as well as our rapidly growing ventures in Africa will be demanding, but I have every confidence that, under the board's guidance, we will realise our goals.

Recent developments

Having taken over as Chief Executive Officer of the Group from Paul Edwards on 1 July 2002, I wish to express my sincere gratitude to him for his dedicated leadership of the management team over the past year. On behalf of all staff and the board, I wish him continued success in the future.

Mr Cyril Ramaphosa, who has been a non-executive director of M-Cell since 1 October 2001, has been appointed non-executive Chairman with effect from 1 July 2002. We welcome his appointment and trust that his exceptional leadership capabilities will strengthen the Group in pursuing our vision and strategy.

I would also like to pay tribute to the staff of the Group who are highly motivated and creative and continue to be the most important asset we have.



PHUTHUMA F NHLEKO
OUTGOING CHAIRMAN

Creating a new growth engine for the Group through expansion into the rest of Africa

Generating value



ROB NISBET CHIEF FINANCIAL OFFICER

Highlights

- Revenue up 49,1% to R12 432,0 million
- EBITDA net interest cover at 11,9 times
- Arranged US$450 million syndicated two-year loan facility (June 2001)
- Utilised R750 million plus 10% of total investment amounting to R925,5 million of free cash flow from South Africa to fund Nigerian equity as approved by the South African Reserve Bank
- Arranged US$170 million naira-denominated bond for MTN Nigeria, primarily raised from Nigerian banks
- Arranged approximately €93,5 million project finance for MTN Cameroon

Table 1

Revenue	2002 Rm	2001 Rm	% change (Rand)	% change (local currency)
Wireless operations	**12 318,8**	8 247,1	49,4	n/a
Existing operations	**11 002,3**	8 247,1	33,4	n/a
South Africa	**9 969,5**	7 870,0	26,7	26,7
Rwanda	**73,7**	34,4	114,2	76,0
Uganda	**462,0**	212,1	117,8	65,0
Swaziland	**47,4**	32,3	46,7	46,7
Cameroon	**449,7**	98,3	357,5	243,7
New operations (Nigeria)	**1 316,5**	–	n/a	n/a
Other operations*	**113,2**	90,2	25,5	25,5
Total	**12 432,0**	8 337,3	49,1	n/a

** Other operations include MTN Network Solutions and Orbicom*

1. Overview

The financial statements reflected on pages 70 – 116 should be read in conjunction with this review.

2. Revenue

One of the Group's objectives – stated some three years ago – is that more than 35% of revenues should be generated external to South Africa. The Group is well placed to achieve this objective over the next two years. As can be seen in table 1 above, total Group revenues of R12,4 billion increased by 49,1% on last year's R8,3 billion. Approximately 3% of this increase was due to the devaluation of the rand against African currencies. If new operations (including Nigeria) and other operations are excluded, Group revenues grew by a healthy 33,4%. The African operations' percentage of gross revenues increased from 4,5% to 18,9% in line with the Group's expansion strategy.

Chart 1


Segental analysis – Revenue for the year ended March
2002
Total = Rm 12 432,0
Rm 113,2
Rm 2 349,3 0,9%
18,9%
80,2%
Rm 9 969,5
2001
Total = Rm 8 337,3
Rm 377,1 Rm 90,2
4,5% 1,1%
94,4%
Rm 7 870,0
Wireless South Africa
Wireless rest of Africa
Other operations

Table 2

Headline earnings per share	**2002 cents**	2001 cents	% change
Wireless operations	**72,0**	74,6	(3,5)
Existing operations	**92,3**	76,9	20,0
South Africa	**87,8**	79,2	10,9
Rwanda	**0,6**	0,3	100,0
Uganda	**5,6**	2,0	180,0
Swaziland	**0,7**	0,5	40,0
Cameroon	**(2,4)**	(5,1)	n/a
New operations (Nigeria)	**(13,3)**	(0,3)	n/a
MTN International company	**(7,0)**	(2,0)	n/a
Other operations*	**(0,7)**	(0,1)	n/a
M-Cell company	–	–	n/a
Total	**71,3**	74,5	(4,3)

** Other operations include MTN Network Solutions and Orbicom*

3. Headline earnings per share

As forecasted in June 2001, the basic headline earnings per share of the Group were negatively impacted by the start-up of MTN Nigeria and declined by 4,3% to 71,3 cents compared to last year's 74,5 cents. The weighted average number of shares in issue increased by 8,2% to 1 632 million primarily as a result of the issue of 366 million shares to Transnet Limited (Transnet) in July 2000 in exchange for its 23% stake in MTN Holdings and the issue of shares to the MTN Staff Incentive Scheme.

The results of the South African operations were negatively impacted by the devaluation of the rand contributing to increased costs on software licence fees and maintenance agreements as well as handsets. Basic headline earnings per share from South African wireless operations grew by 10,9%. This would have been 18,0% had free cash flow from South Africa not been utilised to invest in our offshore operations.

Basic headline losses per share from our African wireless operations increased from 4,6 cents to 15,8 cents. MTN Nigeria contributed 13,3 cents per share to this loss (excluding financing costs associated with the equity portion of this investment). Table 2 above reflects the headline earnings contribution by operation.

4. Attributable earnings per share

The decline in attributable earnings per share of 25,8% is primarily due to goodwill arising on the movement of Transnet's stake from MTN Holdings to M-Cell (July 2000) being amortised for a full 12 months for this financial year as compared to 8,5 months to March 2001.

Table 3

EBITDA and EBITDA margin	2002 EBITDA Rm	2001 EBITDA Rm	% change (Rand)	% change (local currency)	2002 EBITDA margin %	2001 EBITDA margin %
Wireless operations	**3 768,0**	2 784,2	35,3	n/a	**30,6**	33,8
Existing operations	**3 670,0**	2 771,7	32,4	n/a	**33,4**	33,6
South Africa	**3 328,6**	2 670,8	24,6	24,6	**33,4**	33,9
Rwanda	**27,6**	13,2	109,1	76,3	**37,4**	38,4
Uganda	**208,2**	90,1	131,1	66,0	**45,1**	42,5
Swaziland	**21,6**	15,2	42,1	42,1	**45,6**	47,1
Cameroon	**84,0**	(17,6)	n/a	n/a	**18,7**	(17,9)
New operations (Nigeria)	**(25,3)**	(5,2)	n/a	n/a	**(1,9)**	n/a
MTN International company	**123,3**	17,7	596,6	n/a	**n/a**	n/a
Other operations*	**(4,6)**	10,2	n/a	n/a	**(4,1)**	11,3
M-Cell company	**1,4**	(2,9)	n/a	n/a	**–**	–
Total	**3 764,8**	2 791,5	34,9	n/a	**30,3**	33,5

** Other operations include MTN Network Solutions and Orbicom*

5. Group EBITDA

Group EBITDA at R3,8 billion grew by 34,9%. The Group EBITDA margin declined from 33,5% to 30,3%.

As can be seen from table 3 above, the EBITDA margin for existing wireless operations decreased from 33,6% to 33,4% due to a slight decrease in the South African margins.

Overall Group margins should continue to strengthen as Africa's contribution increases.

6. Financing costs

Net financing costs increased by 73% on last year to R316,9 million. This increase is entirely due to the Group's financing costs associated with the investment in MTN Nigeria. The effective rand cost of the financing of this investment over the past year amounted to approximately R170 million. Notwithstanding this increase, EBITDA interest cover is still a healthy 11,9 times compared to last year's 15,3 times.

7. Currency

During the year the rand depreciated significantly against the US dollar. The exchange rates utilised in the conversion of our five entities to rand are reflected on page 107 of the financial statements.

8. Financing

Our funding principles for offshore operations are as follows:

- Funding of offshore investments with a target 1:1 debt-to-equity ratio
- Maximise rand-based equity funding within South African Reserve Bank limitations
- Maximise local debt financing to reduce foreign exchange exposure

- Mitigate political risk through introduction of Developmental Financing Institutions at both debt and potentially shareholder level
- Strong local partners/shareholders

In June 2001 a US$450 million syndicated two-year facility was raised at an initial rate of LIBOR plus 1,5% per annum. This rate is stepped up over time and is currently at LIBOR plus 2% per annum. This facility has primarily been utilised to fund the Group's equity investment in MTN Nigeria.

8.1 MTN Mauritius

At 31 March 2002 the effective net debt in respect of the abovementioned facility at MTN Mauritius level was US$214 million. In April 2002 MTN Mauritius followed its rights in terms of the next funding calls by MTN Nigeria and the net debt in respect of this facility at MTN Mauritius level at the end of June was US$240,3 million. The Group is currently in discussion with the arrangers of this facility to refinance it within the next six months for a three to four-year term.

8.2 MTN Nigeria

A US$170 million naira-denominated 12 month bond was raised in Nigeria. At the end of June 2002, approximately US$55 million had been drawn down. This is a short-term facility and is expected to be refinanced out of the medium to long-term project funding facility mentioned below.

Medium to long-term syndicated project funding of approximately US$450 million is currently being arranged for MTN Nigeria. This will have terms of three to eight years. It is intended to have 40% to 45% of this funding denominated in naira.

8.3 MTN Cameroon

During the financial year a syndicated facility of approximately €93,5 million (€58,5 million and CFA23 billion) was concluded for MTN Cameroon. The facility is supported with a credit enhancement agreement from MTN Holdings.

9. Debt position by currency

As reflected in chart 2 below, 60,7% of the Group long-term debt was US dollar

Chart 2

Long-term borrowings, short-term borrowings and bank overdrafts
At 31 March 2002


2002
Total = Rm 5 775,5
8,7%
7,0%
23,6%
60,7%
2001
Total = Rm 4 364,3
0,4%
6,4%
37,3%
55,9%
Rand denominated
US dollar
Euro
Other local currency

Note 1: At 31 March 2002, the Group had the US dollar equivalent of R597,8 million, the local currency equivalent of R230,9 million and R385,5 million on deposit

Note 2: Where hedged, the hedged currency is reflected as being the debt outstanding

Table 4

Group facilities	Total facility million	Utilised facility million
United States dollar (US$)	470,7	307,5
South African rand (ZAR)	2 504,7	1 362,6
Nigerian naira (NGN)	4 871,7	1 457,1
Communauté Financière Africaine franc (CFA)	34 592,2	16 263,3
Euro	60,3	41,1
Uganda shilling (UGX)	17 894,6	15 182,0
Rwanda francs (RWF)	248,0	210,3
Swazi emalangeni (SZL)	27,9	14,8
South African rand equivalent	9 608,2	5 775,5
% unutilised facilities		39,9

At 31 March 2002, the Group had the US dollar equivalent of R597,8 million, the local currency equivalent of R230,9 million and R385,5 million on deposit

denominated, 8,7% local currencies denominated, 7,0% euro denominated and the remaining 23,6% rand denominated.

Total utilised facilities at the end of March by currency are reflected in table 4 above.

10. Balance sheet

Total assets increased by R5,2 billion largely as a result of capital expenditure and an increase in current assets related to the increased trading activities of the Group's operations as well as MTN Nigeria's launch.

10.1 Goodwill

Primarily arose on the swap out of Transnet's stake in MTN Holdings to M-Cell in July 2000. This goodwill is being written off over a 20-year period.

10.2 Capital expenditure

Capital expenditure for the financial years ending 2002 and 2001 by operation is reflected below in table 5.

Table 5

Capital expenditure (tangible assets only)	2002 Rm	2001 Rm	% change (Rand)	% change (local currency)
Wireless operations	**3 347,1**	2 194,9	52,5	n/a
Existing operations	**1 380,5**	2 183,5	(36,8)	n/a
South Africa	**989,9**	1 766,2	(44,0)	(44,0)
Rwanda	**23,8**	12,0	98,3	70,0
Uganda	**200,3**	108,5	84,6	42,0
Swaziland	**12,0**	12,0	–	–
Cameroon	**154,5**	284,8	(45,8)	(42,4)
New operations (Nigeria)	**1 964,8**	11,4	n/a	n/a
MTN International company	**1,8**	–	n/a	n/a
Other operations*	**8,6**	24,1	(64,3)	(64,3)
Total	**3 355,7**	2 219,0	51,2	n/a

** Other operations include MTN Network Solutions and Orbicom*

Table 6

Capital commitments	2002 Rm	2001 Rm	% change (Rand) %	% change (local currency) %
Wireless operations	**6 662,2**	4 114,5	61,9	n/a
Existing operations	**2 640,2**	2 217,5	19,1	n/a
South Africa	**1 875,8**	1 415,0	32,6	32,6
Rwanda	**21,1**	39,7	(46,9)	(60,0)
Uganda	**178,6**	288,7	(38,1)	(58,3)
Swaziland	**16,2**	7,5	116,0	116,0
Cameroon	**548,5**	466,6	17,6	(14,0)
New operations (Nigeria)	**4 022,0**	1 897,0	112,0	138,7
Other operations*	**4,5**	3,7	21,6	21,6
Total**	**6 666,7**	4 118,2	61,9	n/a

* *Other operations include MTN Network Solutions and Orbicom*
** *Capital commitments for 2001 include amounts approved subsequent to balance sheet date*
Note: MTN South Africa's capital commitments for 2003 include R350 million related to the development of the MTN Office Park

The capex-to-revenue ratio for South Africa was at 10% for the year to March 2002. It is envisaged that a similar ratio will be achieved for the financial year to March 2003 as well. Due to the growth being experienced in the other African markets we do not envisage the ratio coming down to 10% for some time in these operations.

10.3 Net debt

Net debt increased to R4,6 billion from R3,6 billion in the prior year. Notwithstanding the expansion of MTN Nigeria and other operations, the increase was almost entirely due to the devaluation of the rand and the impact that this had on our unhedged dollar position in MTN Mauritius. The debt-equity ratio, excluding for goodwill, stood at 76%. This is expected to increase next year due to the expansion drive in MTN Nigeria.

11. Capital commitments for 2003

The capital commitments for the financial year to March 2003 are reflected above in table 6.

The capital expenditures are continuously and closely monitored and adjusted to the Group's financial capacity and market requirements. Financing in this regard will be from existing resources, borrowings and project funding being raised in MTN Nigeria of approximately US$450 million.

The commitments reflect both "contracted for" and "approved but not contracted for".

12. Cash flow

During the year the cash flows generated from operating activities increased to R2,9 billion from R2,8 billion to March 2002. The reason

for the small increase, year on year, was due to the South African companies paying tax for the first time of R0,9 billion. The South African companies continued to generate strong cash flows after capex in excess of R1 billion. Of the R3,6 billion spent on investing activities, approximately R2 billion was incurred in MTN Nigeria.

13. Taxation

The tax charge of R0,9 billion increased by R0,3 billion on last year and resulted in an effective tax rate of 44,6% (2001: 33,1%) excluding goodwill amortisation charges. The high tax charge results primarily from losses and interest expense in Africa, not shielded from tax of R334 million (2001: R111 million).

14. The effects of changes in foreign exchange rates

In line with previous reporting, and in compliance with South African and international accounting standards (AC112 and IAS 21: The effects of changes in foreign exchange rates), all African operations in the Group as well as MTN Mauritius are treated as foreign entities. As a result any exchange differences arising from the translation of foreign currency financial statements are classified as equity until the disposal of net investments.

ROB NISBET
CHIEF FINANCIAL OFFICER

Statement of corporate governance

The Group endorses the code of corporate practices and conduct as contained in the King II Report and affirms its commitment to comply in all material respects with the principles incorporated in that report. The Group and its subsidiaries are intent on implementing the highest standards of corporate governance. The Group is totally committed to good corporate citizenship and organisational integrity in the running of its affairs.

This commitment provides stakeholders with the comfort that the Group's affairs are being managed in an ethical and disciplined manner. The Group's philosophy is founded on principles of transparency, accountability and responsibility.

Financial statements

The Group subscribes to a policy of providing meaningful, transparent, timely and accurate communication to its primary stakeholders.

The directors are responsible for the preparation and final approval of the annual financial statements. The auditors are responsible for auditing the financial statements and expressing an opinion thereon in the course of executing their statutory duties.

Suitable accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, are applied in the preparation of the annual financial statements, which fairly present the state of affairs of the Group. It is considered essential that appropriate accounting standards have been applied and adequate accounting records maintained.

The going concern basis has been adopted in preparing the annual financial statements. The directors are confident that the Group will continue to be a going concern in the foreseeable future.

Internal controls

The Board is responsible for the Group's systems of internal financial and operational control, which are designed to provide reasonable, but not absolute, assurance regarding the integrity and reliability of the annual financial statements, that assets are adequately safeguarded against material loss and that transactions are properly authorised and recorded. Such controls are based on established policies and procedures, which are monitored throughout the Group and are implemented by trained and skilled personnel with an appropriate segregation of duties through clearly defined lines of accountability and delegation of authority.

The control systems make provision for comprehensive reporting and analyses of actual results against approved standards and budgets. All employees are required to maintain the highest ethical standards in ensuring that the Group's business practices are conducted in a manner, which in all respects is beyond reproach. During the year under review, the directors have no reason to believe that any material breakdown in the functioning of these controls, procedures and

systems has occurred. A material breakdown is defined as a critical weakness in process or financial systems, which would result in a material loss or contingent uncertainty requiring disclosure in the published annual financial statements.

The Board sets the policy on internal control that is implemented by management. This is achieved through written policies and procedures that have a clearly defined operating structure with lines of responsibility and delegated authority. The Executive Committee chaired by the Chief Executive manages this on a day-to-day basis.

The policies and procedures are reviewed on a regular basis and updated where necessary.

The Board separately reviews the most significant risks facing the Group, their potential impact and likelihood of occurrence and the control strategies in place to mitigate those risks.

Internal audit

The Directors' Report contains a statement relating to the directors' responsibilities. To enable the directors to fulfil these responsibilities and maintain the systems of internal control which reduces the risk of error or loss, the internal audit function, acting under the direction of the Board, independently appraises the Group's internal systems of control and reports its findings to the Audit Committee. The audit approach entails a thorough comprehension of the Group's financial and business objectives, and of the underlying systems and procedures.

The audit plan is determined annually, based on the relative degree of the inherent risk of the Group's operations. The overall effectiveness of the internal audit process within the Group is achieved through the development of audit standards, methodologies and techniques, and by conducting ongoing training programmes to ensure that those tasked with this responsibility remain abreast of current developments and practices.

Risk management

The Group recognises that managing risk represents an integral part of generating sustainable shareholder value and enhancing stakeholder interests. The focus of risk management in the Group is on identifying, evaluating, managing and monitoring material forms of risk exposure across the Group. Management is involved in a continuous process of developing and enhancing its comprehensive risk and control procedures to improve the mechanism for identifying and monitoring ongoing risk areas. The risk assessment process aims to maximise long-term shareholder value, to protect people, the Group's assets and the environment, and to enhance the Group's reputation and brand name.

The Board is satisfied that an adequate ongoing risk management process is in place, which identifies, evaluates and manages the significant risks faced by the Group.

A fully comprehensive Risk Management Report can be found starting on page 36 of this report.

The Board and Board committees

The Board of Directors

The Group has a unitary Board with a non-executive director as chairman. The Board is confident that its members have the knowledge, talent and experience to perform the functions required of directors of a listed company. On appointment all directors are provided with guidance as to their duties, responsibilities and liability as directors of a public and listed company. The directors also have the opportunity to discuss organisational, operational and administrative matters with the Chairman, the Chief Executive Officer and the Company Secretary. The roles of Chairman and Chief Executive Officer are distinct with segregated roles and duties.

The Board of Directors comprises five executive and six non-executive directors with collective responsibility for determining major policies and strategies. The executive directors are mainly responsible for creating and maintaining Group policy on operational issues. The decision-making powers of non-executive directors carry equal weight to those of the executive directors in the Board's deliberations and resolutions. The non-executive directors remain independent of management and are free to exercise their independent judgement. Their business expertise enables them to prudently evaluate strategy and to act in the Group's best interests.

The Board meets at least once a quarter to execute its mandate. Its main functions include the establishment of and adherence to a Group strategy, to consider issues of strategic direction, major acquisitions and disposals, major capital expenditure and to monitor the activities and performance of executive management, to provide for Board and management succession, and to provide information on the business of the Company to shareholders and stakeholders.

Directors are required to notify the Group Company Secretary of any intention to buy or sell shares in the Group whether directly or indirectly. Directors and any employees who become aware of sensitive financial information may not directly or indirectly deal in the Group's shares in a manner which would be constituted as insider trading.

All directors may seek independent professional advice if necessary and have access to the services of the Group Company Secretary who is responsible for ensuring both the effective functioning of the Board and the proper administration of Board proceedings.

Directors are subject to retirement by rotation and re-election by shareholders at least once every three years in accordance with the Company's Articles of Association.

Subsequent to 31 March 2002 Mr P Edwards resigned from the Board of the Company and was replaced by Mr P F Nhleko as the Chief Executive Officer of the Group. Mr M C Ramaphosa was appointed non-executive Chairman in place of Mr P F Nhleko. Ms S N Mabaso was appointed a director of the Board.

Details of attendance by directors at Board meetings during the current financial year are set out below.

Name of director	13 June 2001	26 September 2001	20 November 2001	6 March 2002
D D B Band	NAD	NAD	P	P
I Charnley	P	P	P	P
Z N A Cindi	A	P	P	P
R S Dabengwa	NAD	P[i]	P	P
P Edwards	P	P	P	P
P L Heinamann	NAD	P[i]	P	P
C R Jardine	A	P	A	P
J R D Modise*	P	A	A	A
P F Nhleko	NAD	P	P	P
R D Nisbet	NAD	P[i]	P	P
M C Ramaphosa	NAD	P[i]	P	P
G T Serobe	P	No longer a director	No longer a director	No longer a director
P L Zim	NAD	P[i]	P	P
Alternate directors				
L C Webb *(Alt to C R Jardine)*	P	P	P	A

A = Absent
P = Present
P[i] = Present by invitation
NAD = Not a director at the time
** Resigned as director and appointed as alternate director to Mr M C Ramaphosa on 1 October 2001*

Executive Committee

The Board delegates the day-to-day management of the business of the Group to the Chief Executive Officer assisted by the Executive Committee. The Executive Committee facilitates the effective control of all the Group's operational activities, acting as a medium of communication and co-ordination between all the various business units, group companies and the Board. The Executive Committee is also responsible for the Group's policies and strategies and for monitoring their implementation according to the Board's directives.

Members of the Executive Committee comprise:
Mr P Edwards (Chairman)*
Ms I Charnley
Mr R S Dabengwa
Mr R D Nisbet
Dr Y Muthien
Mr P D Norman
Mr P L Zim
Secretary: Ms M M R Mackintosh

** Subsequent to 31 March 2002, Mr P F Nhleko was appointed as the Chief Executive Officer of the Group and has replaced Mr P Edwards as chairman of this committee*

Board committees

Specific responsibilities have been delegated to Board committees with defined terms of reference. The principal Board committees are as follows:

Group Audit Committee

The Audit Committee has adopted formal written terms of reference dealing with membership, structure, and levels of authority and duties. The Audit Committee of the Board was established in 1999 to assist the Board in discharging its responsibilities to safeguard the Group's assets and to ensure that proper accounting records are maintained. It also oversees the financial reporting process and ensures compliance with accounting policies, Group policies, legal requirements and internal controls within the Group. It interacts with and evaluates the effectiveness of the external and internal audit process and reviews compliance with the Group's code of ethics.

Mr D D B Band currently chairs the Audit Committee, which consists of four non-executive directors, two of whom are independent, and is regulated by a specific mandate from the Board. The adequacy of the committee's mandate is reviewed annually. The Audit Committee meets with senior management, including the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer, at least four times a year. The external and internal auditors attend these meetings when necessary and have unrestricted access to the committee and its chairman.

The members of the Audit Committee are as follows:

Mr D D B Band (Chairman)
Mr P L Heinamann
Dr C R Jardine
Mr J R D Modise
Secretary: Ms M M R Mackintosh

Details of attendance by members of the Audit Committee during the current financial year are set out below.

Name of member	6 June 2001	1 Nov 2001	15 Nov 2001	28 Feb 2002	19 March 2002	25 March 2002
D D B Band	NAM	P	P	P	P	Telecon
I Charnley*	P	NAM	NAM	NAM	NAM	NAM
P Edwards*	A	NAM	NAM	NAM	NAM	NAM
P Heinamann	NAM	P	P	P	P	P
C R Jardine	NAM	P	A	A	A	A
J R D Modise	P	P	P	P	Telecon	A
L C Webb *(Alt to C R Jardine)*	NAM	NAM	P	P	P	P

A = Absent
P = Present
NAM = Not a member
** For reasons of good corporate governance, Mr P Edwards and Ms I Charnley relinquished their appointments as members of the Audit Committee as they became executive directors*

Group Remuneration and Human Resources Committee

Mr Cyril Ramaphosa chairs the Remuneration and Human Resources Committee. This committee, which consists of three non-executive directors, is constituted as a subcommittee of the Board and operates within the terms of reference set by the Board. The responsibilities of the committee are, inter alia, to determine Group policy in respect of all aspects pertaining to human resources as well as approve the remuneration of executives and employees of the Group. The Remuneration and Human Resources Committee's overall strategy is to ensure that employees are properly and objectively rewarded for their contribution to the Group's operating and financial performance. This committee is also responsible for the management of the Group's share incentive schemes. The directors' emoluments have been disclosed in the directors' report on pages 78 and 79.

During the period under review, it should be noted that the original committee members comprising Ms I Charnley, Mr P Edwards, Mr J R D Modise and Mr A H A Karrim were replaced by the members stated below as a result of Group restructuring.

The members of the Remuneration and Human Resources Committee are:
Mr M C Ramaphosa (Chairman)
Mr D D B Band
Dr C R Jardine
Secretary: Ms M M R Mackintosh

For reasons of good corporate governance, Mr P F Nhleko has relinquished his appointment as a member of the Remuneration and Human Resources Committee, subsequent to his appointment as Group Chief Executive Officer effective 1 July 2002.

Risk Management and Corporate Governance Committee

In line with the spirit of the recommendations of the King II Committee and subsequent to 31 March 2002 the Risk Management and Corporate Governance Committee has been established.

Details of attendance by members of the Remuneration and Human Resources Committee during the current financial year are set out below.

Name of member	1 November 2001	16 November 2001
D D B Band	P	P
C R Jardine	P	A
P F Nhleko	P	P
M C Ramaphosa	P	P
L C Webb *(Alt to C R Jardine)*	A	P

A = Absent
P = Present

The objective of the committee is to assist the Board in the discharge of its duties and responsibilities relating to risk management, reviewing the quality of corporate governance in the Group and for providing advice to directors and management on issues that may lead to conflicts of interest.

The committee consists of an equal number of executive and non-executive directors of the company and is chaired by an independent non-executive director.

The current members are:
Mr P L Heinamann (Chairman)
Mr Z N A Cindi
Mr R S Dabengwa
Mr P F Nhleko
Mr L C Webb
Mr P L Zim
Secretary: Ms M M R Mackintosh

Environmental code

The Group is committed to and endeavours to comply in all respects with the applicable environmental legislation. An environmental programme has been implemented to include waste minimisation and prevention of pollution. Accordingly the building of MTN infrastructure including masts incorporates the management and conservation of land,



unique flora, forests, water and wildlife to ensure a clean and healthy environment for all employees, shareholders, customers, contractors, suppliers, the community and other interested parties.

Corporate code of conduct

The Group is committed to promoting the observance of the highest standards of ethical behaviour amongst its directors, management and employees. In accordance with this objective, a code of ethics has been circulated throughout the Group to provide a clear guide to the conduct expected of all employees in their dealings with each other and with the Group's stakeholders. All employees of the Group are required to maintain the highest ethical standards to ensure that the Group's

business practices are conducted in accordance with high standards and expectations.

Having regard to the provisions of the Insider Trading Act, the Company operates "closed periods" prior to the publication of its interim and year-end financial results, during which periods directors, officers and all other employees of the Group likely to be in possession of price-sensitive information may not deal in the shares or other instruments pertaining to the shares of the Company or in any investment in the Company's shares. This principle is also applied at other times whenever deemed appropriate.

Disclosure

In terms of the JSE regulations, the Group is required to disclose individual directors' emoluments which can be found in the Directors' Report on pages 78 and 79.

RISK MANAGEMENT REPORT

The M-Cell Board of Directors in conjunction with the boards of the various subsidiary companies is responsible for the total process of risk management, including the evaluation of the effectiveness of the process. Management is accountable to the Board for creating, implementing and monitoring the process of risk management and integrating it into the day-to-day activities of the Group.

In pursuance of a policy of aligning corporate governance structures and processes within the Group to recommended best practice, a separate risk management function has been established. Whilst the Board remains responsible for risk management and internal control within the Group, the risk management function facilitates the discharge of the Board's responsibility for ensuring that the risks associated with the Group's operations are effectively identified, evaluated, managed and monitored.

The primary objective of the risk management function is to develop, communicate and oversee the processes for managing risks across the Group. In order to achieve this objective, the risk management function is responsible for:

- Establishing and implementing risk management structures and processes within the Group
- Assisting management in identifying business risks, including operational risks, which could influence the achievement of the Group's business objectives
- Evaluating and prioritising the identified risks within different business units
- Developing, in association with management, appropriate risk management strategies
- Promoting risk awareness across the Group

The Board has approved the terms of reference of the Risk Management and Corporate Governance Committee, which functions as a sub-committee of the Board. A non-executive director of the Board chairs the committee. The mandate of this committee includes the assessment of corporate governance and review of the quality, integrity and reliability of the Group's risk management processes. This committee will also ensure that risk policies and strategies are effectively managed.

The established system of internal control for the management of risk, which requires transparency and clear accountability, has the commitment of senior management. As a result of the direct correlation between the Group's ability to manage risk and its sustainability, risk management is viewed as an integral part of the business requiring the contribution and compliance of all the employees in the organisation.

It should be noted that some of the significant risks to which the Group is exposed are directly linked to investments outside South Africa. The maturing telecommunications market within South Africa coupled with the

objective of creating sustainable shareholder value motivated these investments. Research and due diligence studies conducted have indicated that the potential rewards on investments made outside South Africa far outweigh the risks. The risk exposure within these emerging markets is constantly monitored and assessed to ensure that the desired returns are achieved.

Considering the competitive nature of the telecommunications industry and market conditions of the countries we operate in, some of the major risks to which the Group is exposed and the corresponding mitigating measures are listed below.

- **Currency and interest rate fluctuations**

  In order to effectively manage currency risk exposure, the Group has a policy to hedge all outstanding foreign currency denominated contracts by any of its South African entities into rand within the regulations of the South African Reserve Bank (SARB). However, over the past years, the Group expanded its investments outside South Africa and has established network operations in Swaziland, Rwanda, Uganda, Cameroon and Nigeria. The initial capital requirements for these investments have been funded from free cash flows from South Africa within the guidelines and foreign investment allowances of the SARB. Additional net equity capital funding for the operations in Nigeria and Uganda of approximately US$214 million as at 31 March 2002 has been raised through a syndicated banking facility arranged by Standard Bank London Limited and Sumitomo Mitsui Banking Corporation. These funds borrowed by MTN Mauritius are currently not hedged due to SARB regulations which do not allow hedging of offshore liabilities for offshore investments. Management continues to explore options to reduce this unhedged position.

  The Group has a policy to hedge potential interest rate exposure and generally to fix interest rates of up to 50% of its borrowings for a maximum period of 24 months based on ongoing assessments of fundamental trends in interest rates.

  The Group utilises the services of G31, a joint venture between Decillion and KPMG, as professional advisers on interest rate predictions and movements. G31 produces reports regularly, which are utilised to provide guidelines to management in this regard. The primary objective of the interest rate risk management is to limit the potential adverse effects of interest rate movements on net interest costs.

- **Regulatory risk**

  The telecommunications legislation and the mobile telecommunications licence conditions create a very specific regulatory framework within which the Group is required to operate in South Africa and other African countries.

In South Africa, other legislation such as the Promotion of Access to Information Act as well as the Competitions Act, also has an impact on the operational environment. While the South African telecommunications regulatory environment is still evolving, the stated policy of government and the work methodologies employed by the regulator are open, transparent and consultative.

Non-compliance with these laws and regulations could have serious consequences on the business. As a result the Group ensures that it co-operates, discusses and consults with these entities on a continuous basis on a variety of applicable subjects, thereby mitigating the regulatory risk to a satisfactory level.

All new and proposed legislation is monitored to ensure that all possible impacts on the Group and its business are analysed and appropriate strategies and action plans developed and implemented.

- Operational risk

This mainly relates to losses, including fraud, which could result from inadequate or failed internal processes and systems linked to the inability to recruit, train and retain the correct mix of skilled staff.

The Group has established control mechanisms at various levels within the different business divisions to manage operational risk. Heads of business units manage their own operational risks and ensure that appropriate controls are in place. Both internal and external auditors review these internal control processes and, if necessary, recommend enhancements. Furthermore, the Group's determination to instil in all employees a culture of risk awareness and generally accepted business ethics and values is critical in contributing to a sound control environment.

Moreover, up-to-date continuity planning and disaster recovery policies and programmes are in place coupled with regular reviews of insurance strategies and policies to ensure appropriate cover wherever practical.

- Technology risk

Wireless communications is one of the fastest growing and most demanding of all communication technologies. Future trends in this regard point towards:

- improved data communication capability of the network;
- a multitude of new value-added services;
- new payment mechanisms and services; and
- technological innovation to improve the efficiency and effectiveness of the network.

This has resulted in new network developments that include, amongst other initiatives:

- converting the network from mainly voice to a data capable network by providing services like HSCSD (High Speed Circuit Switched Data) and GPRS (General Packet Radio Service) capability;




Friday 14th July 8:00pm

- continuous developments on the pre-paid billing platform to enhance services in this regard; and
- launching new value-added platforms.

Steady progress has been made towards achieving the goal of allowing subscribers to communicate at a lower cost, anywhere, any time and in any mode, i.e. voice, data, image or video. The Group's membership of the Global System for Mobile Communications – Memorandum of Understanding (GSM MOU) together with regular benchmarking initiatives based on international best practice and developments ensure that the network infrastructure is on the cutting edge of global wireless communications technology.

During April 2002 Pender Insurance, a subsidiary of Cable and Wireless Plc, independently reviewed the operational risk within the MTN South Africa GSM network environment. The exceptionally high ratings achieved during the review matched the performance of 2000.

MTN maintained its ISO 9001 certification during the recent inspection conducted in the network, information systems and customer services environments.

- Country risk

This Group is exposed to country risk in its investments on the continent. The risk arises when conditions or events in a particular country threaten the value of our foreign investments. Such conditions include inter alia the imposition of exchange controls, a debt moratorium, insufficient foreign exchange, political instability and civil war.

Political risk exposure has been thoroughly reviewed and analysed during the due diligence studies conducted prior to


World Class Products

investments. Such exposure, both actual and potential, has been factored into the equation of risk and reward.

Besides continuous monitoring and review of economic and political data the Group also utilises the services of Control Risks Group, a London-based company, which assists with information to manage country risk.

The selection of financially strong local partners coupled with sound bilateral government relationships contribute to minimising the political risk exposure.

Conclusion

Effective management of the risks mentioned above minimises the potential negative impact on the Group.

The recommendations of King II and other international corporate governance codes with regard to risk management have been noted and reviewed to ensure that the Group conforms to the extent it does not already do so.

Mindful of its responsibility but confident in its pursuit of best practice, whether in terms of human skills or technology tools, the risk management function within the Group enjoys wide support and represents an important element in the Group's future performance and the achievement of success.


TSHABO
G STORE
Lucky 7
STORES
FISH
&
CHIPS

Sustainable development

- Sustainable development report
- Human development and employment equity
- Corporate social investment

Tommy Motswai, *Township at Soweto*, 1996
Medium: screenprint on paper
Measurements: 71 x 51 cm



YVONNE MUTHIEN GROUP EXECUTIVE: CORPORATE AFFAIRS

Information and communications technologies (ICT) form part of the backbone of economic growth in any country, and as global events have demonstrated, are critical to social development. The Group recognises that ICT hold tremendous potential to accelerate economic growth and development, and that good corporate citizenship is essential for sustainable business development on the continent.

It thus acknowledges the need to establish mutually beneficial relationships with communities around it so that it can participate in their sustainability and they in ours.

The Group has identified five key areas as pillars for sustainable development strategy:

- **The integration of African operations**
  The Group aims to improve the integration of its six African operations by applying its values, goals, ideals and ethics transnationally. This will allow it to commit to sustainable development practices as part of a coherent Group strategy, while customising these practices to the economic, social and technological needs of different environments.

- **Bridging the digital divide**
  By bringing telecommunications to remote parts of the continent, the Group promotes sustainable development. From servicing Uganda's mobile phone users in 19 indigenous languages to empowering rural Nigerian women to offer mobile phone services to communities not reached by fixed-line payphones, the Group is steadily helping to span the telecommunications divide on the continent.

- **Empowerment**
  The Group believes in unlocking the development potential of all sectors of the societies in which it operates, with a focus on those who have been disadvantaged by virtue of their race, gender or class. Employment equity initiatives in South Africa, and enhanced franchise opportunities for women in Cameroon, are two examples of this commitment.

- **Safety, health and the environment**
  The concept of sustainable development cannot be divorced from the physical environment and people's health and safety within it. MTN is the first African network to be awarded the international quality certifications ISO 9001 for its network division, and ISO 14001 for its environmental management in South Africa. The Group's HIV/AIDS programmes educate and inform staff about the pandemic.

- **Focus on community involvement**
  Through the launch of the MTN Foundation, the Group has created a vehicle to consolidate its community involvement. The MTN Foundation is the expression of the Group's caring philosophy.

As part of its commitment to the World Summit for Sustainable Development, the Group has recently published a position paper entitled "Embracing the future: the MTN journey towards sustainability".

HUMAN DEVELOPMENT AND EMPLOYMENT EQUITY

Our employees are key to the success and growth of the Group. The Group's strong performance in this reporting period is largely due to the talent, energy and commitment shown by its management and staff.



PAUL NORMAN GROUP EXECUTIVE: HUMAN RESOURCES

Proudly African

The Group's approach is to develop a proudly African company, one that reflects the demographics of the continent through a recruitment strategy that ensures the adequate representation of all population groups.

Formal Group employment equity policy acknowledges the importance of a competent, motivated workforce, and embraces a training and development programme that facilitates accelerated training for previously disadvantaged individuals.

Chart 1

Employment by race and gender
As at 31 March 2002


Management diversity profile
Operational diversity profile
14%
25%
9%
52%
17%
33%
21%
29%
Employment equity male
Employment equity female
White male
White female

Note 1: Permanent employees at Group head office and MTN South Africa only

Note 2: Management diversity profile Indicates the split between employment equity management and white management profile by gender. Management profile includes all consultants, managers, senior managers, senior consultants, general managers, Group executives, the managing directors and the chief executive officer.

Note 3: Operational diversity profile Indicates the split between employment equity operational employees and white operational employees profile by gender. Operational profile includes MTN Level 1 and 2 which is defined as general staff, supervisors, advisors and team leaders.

An employment equity forum in South Africa monitors human resource policies and practices to ensure that any perceived barriers to entry are effectively addressed.

This commitment to transformation is reflected in the Group recruitment statistics, with 65% of recruits in South Africa being equity appointments and approximately 42% of the organisation's workforce being female. This year has seen a special emphasis on increasing the number of physically challenged employees within the Group, and the results of this drive should be more visible in the next fiscal year.

While there are still significant challenges ahead to reach and sustain the Group's goals as articulated in its reports submitted in compliance with the South African Employment Equity Act, the figures in chart 1 represent a significant step in the right direction for the Group.

Skills development

The Group strives to create an environment of lifelong learning for our employees. This vision can only be achieved through a substantial investment in skills development. For the period under review the Group spent approximately 6% of our payroll on staff training – far higher than the international average for the industry of 3,2%. The Group has also remained in the top quartile for international telecommunication companies in a number of key human resource indicators, such as staff turnover and revenue per employee.

During the reporting period, the Group complied fully with the spirit and letter of the South African Skills Levy Act, paid all levies and participated fully in the Services Sector and Training Authority (Seta). This commitment to development and training is reflected in the fact that the Group has recovered, in the form of grants, 68% of all government levies paid – the maximum permissible level of grant for fully complying with all requirements.

A partnership with the Gordon Institute of Business Science has seen the development of a custom-designed management programme for the Group's middle management. Top executives within the Group continue to benefit from our partnership with the Swiss-based Institute for Management Development, one of Europe's top-ranked business schools.

During the period under review, 20 engineers from disadvantaged backgrounds have embarked on a R10 million, two-year "fast track programme" within the Group to equip and empower them for specialist telecommunications positions in the future.

More bursary schemes

The Group continues to attract young talent, with disadvantaged learners assisted through the Group's bursary scheme.

During the reporting period, 40 open MTN bursaries were awarded to students in the fields of engineering, commerce, information

technology, accounting and law. A further eight students were assisted through the Orbicom bursary programme.



Measuring the corporate climate

Our people are driven by a unique culture and strong adherence to the values they have helped shape. Recognising that employee perceptions play a major role in motivation, innovation, productivity and other drivers of corporate performance, the Group conducts confidential, quarterly employee perception audits through its own online survey tool, MTN Voice.

The most recent of these surveys showed a marked improvement in the ten issues ranked by staff as the weakest links in the Group's employee relations. The Group will continue to listen to and act upon employee concerns.

The road ahead

The human resource focus for the coming year will centre on:

- building a values-based culture, where values and not just competence will be a key measure of performance and recruitment;
- positioning the Group as an employer of choice and custodian of a diverse talent pool on the continent;
- continuing to educate and sensitise staff around HIV/AIDS issues;
- formalising succession and human capital development strategies, and in the process defining what constitutes qualities such as excellent Group leadership; and
- launching a new diversity management programme, which will help with critical success factors such as the recruitment and retention of employment equity staff, in an environment that embraces the future and where careers have no limits.

Throughout the world, but particularly in Africa where the Group operates, the dictum that "the business of business is business", is simply no longer appropriate. The Group is not just here to do business, but to ensure economic and social sustainability by investing in the societies in which it operates.

While the backlog of socio-economic needs on the continent is enormous, we believe we have played some part in positively transforming the social landscape in which the Group operates.

A figure of R22 million was allocated for the reporting period to the Group's commitment to help build sustainable communities. This budget excludes expenditure on marketing sponsorships, many of which have a strong social development component, and sponsorship of special initiatives, such as the World Summit on Sustainable Development, to which MTN has committed R6 million.

But true corporate social investment involves more than merely writing cheques. The Group thus seeks to develop long-term partnerships with all the beneficiaries of its social investment initiatives, and is accordingly focused on lasting commitment rather than one-off projects.

The MTN Foundation

The primary tool for delivering the Group's social investment into the future will be the MTN Foundation, launched during the period under review as the umbrella organisation for four major areas of investment:

- Arts, culture and heritage – preserving and building the country's rich cultural and artistic heritage;


MTN

- Education – assisting in improving the quality of education in underdeveloped schools;
- Science and technology – fostering innovation by promoting an interest in science and technology; and
- HIV/AIDS – educating and sensitising people to the challenges posed by HIV/AIDS.

As part of our commitment to sustainable partnerships, we have conducted a social impact review of the Group's corporate social investment.

The review indicates that MTN's corporate investment projects reached more than 300 000 people, especially school pupils and children throughout South Africa. Moreover, the majority of our projects support sustainable development and foster partnerships with government, private sector and civil society.

Highlights



Arts and Culture portfolio

- One of the most comprehensive corporate collections of African art on the continent
- First private art collection to be taken to schools and used for educational purposes
- Launched the innovative "New Contemporaries" awards for up-and-coming artists
- Initiated the first private sector "Young Curators" programme for secondary and tertiary learners
- Introduced the first "Artist in Residence" programme in the private sector
- Established first corporate link with Department of Education in rewriting of new arts curriculum



MTN ScienCentres

- Adopted by the Department of Arts, Science and Technology as the flagship and model for science centres in South Africa
- Attracted 120 000 visitors to the MTN ScienCentre in Cape Town during its first year of operation. 90% of visitors were school learners
- Attracted 61% of all visits to science centres in the country
- Concluded agreements with 20 major corporate partners, who together have committed R10 million in investments in kind, equipment and displays
- Prompted the creation of two new MTN ScienCentres in conjunction with Old Mutual – one in Durban and one planned for Pretoria



Education portfolio

- Adopted 15 schools for the development of Mathematics, Science and Technology, upgrading laboratories and focusing on overall matriculation results improvement
- Launched Presidential project titled "The Road to Reconciliation" under the South African Democracy Education Trust (SADET), which is recording South African history from 1960 to 1994. The writings will be used as a resource for films, textbooks and others
- Built a school in honour of former president Nelson Mandela in partnership with Dimension Data. The school is in Mount Frere, with eight classrooms, an administration block, science laboratory, library and an ICT laboratory
- Launched SUNSTEP, an electronic awareness project based at Stellenbosch

University, targeting primary learners. Since its inception, the project has reached 50 000 learners and educators
- Funded Centre for Telecommunications Research at Peninsula Technikon

HIV/AIDS

In the next financial year, the MTN Foundation will develop an initiative to address the HIV/AIDS challenge. Within the Group, HIV/AIDS education and awareness programmes for employees have been established. Knowledge, attitude and perceptions surveys confirm that there have been significant improvements in terms of staff dealing with HIV/AIDS issues and working with people who are affected by the pandemic.

In the new financial year, this internal focus will be expanded into the broader community where the Group hopes to play its part in educating and sensitising employees and communities to the huge challenge posed by HIV/AIDS.

A strategic focus

With the launch of the MTN Foundation backed by highly credible external patrons, the Group's focus has shifted to strategic corporate social investment. This is characterised by sustainability, partnership with the beneficiary communities and employee participation.

Bridging the digital divide

The Group passionately believes in the power of telecommunications to increase opportunities for economic development and growth, particularly in rural areas.

In this regard, all our licence agreements in Africa include commitments to installing community payphones. The Group has, in most cases, exceeded these requirements and has dedicated further resources to ongoing innovation to improve the quality of these services.

In South Africa, MTN has installed in excess of 8 500 community payphones in underserviced areas. As a result of vandalism, MTN is currently replacing in the order of 3 000 of these phones under a revised business model. This model includes the installation of phoneshops/telecentres, each equipped with six to eight phones, in underserviced areas and forms the basis of stimulating rural entrepreneurship.

The new roll-out is to be completed by December 2002. Together with the 400 new retailers of mobile phone cards created during this reporting period, the Group contributes to creating jobs and entrepreneurial opportunities for the unemployed.

In Uganda and South Africa, our licence commitments are also met by providing telecommunication connections to schools through School Connectivity projects. This project will facilitate internet access for learners to help bridge the digital divide on the continent.



MTN South Africa
MTN International
MTN Cameroon
MTN Nigeria
MTN RwandaCell
MTN Swaziland
MTN Uganda
Strategic Investments
Airborn
MTN Network Solutions
Orbicom
Group cash value added statement
Five year review
Shareholders' information

Developing communication solutions to enhance customers' lives

More than just a cellphone company



SIFISO DABENGWA
MANAGING DIRECTOR MTN SOUTH AFRICA

MTN South Africa

Overview

MTN South Africa remains committed to providing cost-effective mobile communication solutions and services that are simple, reliable and innovative to its subscriber base. These have been delivered with a strong brand recognition, underpinned by excellent coverage and supported by convenient distribution.

Great strides were made in delivering on this goal, in an environment where several factors contributed to a challenging year for MTN South Africa. The second half of the financial year saw an increased volatility in the foreign exchange market, a 2% rise in interest rates, increases in handset prices and the entry of a third operator in the cellular market.

Against this backdrop, MTN South Africa performed well. The capable (active within a three-month window) subscriber base at the end of the financial year was just under 3,9 million, representing a 21% increase year on year with average revenue per user (ARPU) levels decreasing by less than 10% from R229 to R208 per month.

During the year, 92 000 post-paid net connections were made increasing total post-paid subscribers to 852 000. This reflects a 12% increase year on year. ARPU for the post-paid segment increased to R561 per month.

In the pre-paid market segment, net connections amounted to 570 000 subscribers, increasing the base to 3 025 000, a 23% increase on the previous


Pre-paid subscribers (capable) ('000) as at 31 March
3 500
ARPU (2002) – R105
3 000
2 500
2 000
1 500
1 000
500
0
1999
2000
2001
2002

year. ARPU levels in the pre-paid subscriber segment have declined slightly to R105.

From an overall market share perspective, and utilising published subscriber numbers from its competitors for three-month active subscribers, MTN South Africa estimates its current market share at around 40%.

Pre-paid churn numbers, which represent the drop-off of subscribers from a network for a variety of reasons such as a change in network service provider or economic conditions, are calculated on a weighted average monthly basis as the number of subscribers who become inactive for more than six months in any month, expressed as a percentage of opening monthly subscriber base. For the pre-paid segment, churn of around 32% was recorded, while the post-paid segment churn amounted to around 17%. Subscribers moving from pre-paid to post-paid through the Number for Life product offering are excluded from these calculations.

Minutes of use (MOU) have declined over the years from 265 minutes per month in 1999 to 172 minutes per month in 2001 in line with increased penetration of the lower end of the market. During the financial year under review, MOUs stabilised at 168 minutes per month.

Network

During the year, three new switches were commissioned – one each in Johannesburg, Cape Town and Durban – while 362 new base stations were erected to provide enhanced capacity, network quality and coverage. Today, 93% of South Africa's population and 74% of the geographic land area are covered by MTN South Africa.

From a data capability point of view, MTN South Africa is the first network in South Africa which enabled High Speed Circuit Switch Data transmission (branded as MTNdataFast) and upgraded 99% of its network to General Packet Radio Services (GPRS), branded as MTNdataLive, at a cost of R50 million. GPRS is seen as the high speed data evolution of GSM and supports internet protocol (IP), enabling access to internet and intranet content and applications from GPRS wireless devices.


Post-paid subscribers (capable) ('000) as at 31 March
900
ARPU (2002) – R561
800
700
600
500
400
300
200
100
0
1999
2000
2001
2002

Through efficient planning of upgrades and new network infrastructure, MTN South Africa has reduced its capex-to-revenue ratio to below 10% in the year under review. On a cumulative capex per subscriber number, MTN South Africa has reduced this key efficiency measure by 5% to R2 003. Further network expansion in the future will focus on improving the capacity and quality of the network and providing new network services while maintaining a similar capex to sales ratio.

Balancing volume and value

As the South African market approaches maturity, MTN South Africa has initiated a process to ensure that there is an effective balance of volume and value. Several initiatives to improve customer lifetime value were implemented, involving stimulating usage by the existing subscriber base, the retention of high-value customers through innovative service offerings and rendering excellent service. These initiatives are expected to deliver positive results in the next financial year.

More than Voice

Although MTN South Africa is a well-established brand, particularly in the consumer market, the company initiated a brand repositioning process in order to leverage the technological evolution that will enhance the life of the consumer and business user.

In March 2002, MTN South Africa launched MTN Business Solutions to create a synergistic platform between the wireless and computer environment, allowing businesses to improve efficiency and productivity through the use of mobile solutions.

MTN South Africa views data communications as the major growth area into the future, a belief that is borne out by the rapid uptake of SMS and high interest in relevant data applications. During the year under review, data revenue amounted to R312 million, being slightly over 3% of total revenue of MTN South Africa.

Subsequent to year-end, MTNdataLive was launched. MTN South Africa views the service as an enabler that will enhance the lives and businesses of its customers and believes that


Average MOU per subscriber (minutes)
for the year ended 31 March
300
250
200
150
100
50
0
1997 1998 1999 2000 2001 2002


ARPU (Rand)
for the year ended 31 March
450
400
350
300
250
200
150
100
50
0
1997 1998 1999 2000 2001 2002


Cumulative capex per subscriber (Rand) for the year ended 31 March
6 000
5 000
4 000
3 000
2 000
1 000
0
1996 1997 1998 1999 2000 2001 2002

the service will allow innovative, simple and cost-effective mobile data solutions to become a reality.

As part of its data strategy, MTN South Africa acquired 36% of Leaf Wireless (Proprietary) Limited (Leaf), a technology and content partner which has supplied content to MTN ICE since its inception and has developed several applications for the portal. Leaf also contributed to the development of MTN's telemetry applications. The cost of this acquisition was R15 million.

MTN ICE is a key part of the content offerings to MTN South Africa's subscribers. It provides information, commercial and entertainment services via interactive voice response (IVR), Wireless Application Protocol (WAP) and web applications and has continued to attract subscribers with a total of 760 000 registered users at the end of March 2002.

Voice traffic, however, will continue to contribute the bulk of MTN's revenue into the foreseeable future and the emphasis on ensuring voice users are serviced with excellence will be sustained.

The competition

The later than expected arrival of the third cellular operator in November 2001 resulted in both incumbent networks realigning their product and tariff strategies. MTN South Africa's strategy focused on retaining existing customers and distribution channels without entering a price war. Customer acquisition remained in line with budget.

Regulatory

In terms of the new Telecommunications Amendment Act, MTN South Africa is entitled to access to the 1 800 MHz frequency spectrum. Subsequent to year-end, government indicated pricing for the 1 800 MHz frequency spectrum. Discussions around the award of the spectrum are ongoing.

MTN made submissions to the Interception and Monitoring Bill, which required cellular operators to intercept and monitor all mobile communications. The Bill was tabled in the National Assembly and held in abeyance.

The challenges ahead

The Group forecasts that the addressable market in South Africa will expand to 14 million subscribers within the next five years, reflecting a more mature market. This will result in slower growth than previously experienced. Through its increased focus on value and customer retention, MTN South Africa expects to grow its revenue in line with the overall market.

Providing the technology to communicate across boundaries

Giving Africa a voice



LAZARUS ZIM
MANAGING DIRECTOR MTN INTERNATIONAL

MTN International

Overview

The contribution to the Group by its operations in Nigeria, Rwanda, Swaziland and Uganda exceeded expectations in the financial year to 31 March 2002. Cameroon was the only exception and appropriate management changes are being implemented to ensure Cameroon meets performance expectations.

MTN International's contribution to Group turnover increased from 4,5% to 18,9% or R2 349 million. This is in line with the Group's objective of deriving in excess of 35% of its revenue from operations outside South Africa within the next two years. This year, the African operations' subscriber base increased by 210% to 897 000 subscribers (equity subscribers: 631 000).

MTN Nigeria performed strongly, as market demand was far greater than anticipated. Eight months after its successful launch in August 2001, MTN Nigeria had established networks in Lagos, Abuja, Port Harcourt and six other cities, and had signed up 327 000 subscribers. This compares favourably to an initial business plan of 174 000 subscribers and exceeds the licence roll-out obligation to reach 100 000 subscribers 12 months after commercial launch.

MTN Nigeria recorded total revenues of R1 316,5 million and ARPU levels of US$60, excluding connection fees. A small EBITDA loss of R25,3 million was incurred, which was better than initial business plan projections. A loss after tax of R261,8 million was recorded for MTN Nigeria. Taking into account continued capital expenditures, MTN Nigeria is not expected to be profitable after tax prior to 31 March 2004.

MTN Cameroon recorded subscriber growth of 234% in the current year to 224 000 from 67 000 last year. The EBITDA margin turned positive to 19% but ARPU levels were below expectations. A total loss of R39,9 million was recorded this year, primarily due to a number of once-off write-offs.

Other MTN International operations continued to record solid performances. MTN Uganda increased its subscriber base by 48% to 222 000, MTN RwandaCell by 77% to 69 000 and MTN Swaziland by 67% to 55 000.

MTN International concluded two transactions. The first was an increase in its holding in MTN Uganda from 50% to 52% at a purchase price of US$2,6 million. The additional holding was acquired from current shareholder Tristar Investments SARL in October 2001.

The second transaction, undertaken subsequent to year-end in compliance with licence commitments, was the disposal of 30% of MTN Cameroon to the Group's Cameroonian partners, Broadband Telecom, on loan account at the original cost of the investment plus carrying costs.

The Group's companies strive to become an integral player in that country's development in each country where they operate. In this spirit, MTN International provided financial and operational support to communities in need after disasters in Nigeria and Rwanda.

MTN RwandaCell was amongst the first to help victims of the Nyiragongo volcano disaster by providing tanks of fresh water to replace polluted municipal supplies. The company also committed to fund the reconstruction of the main road linking the town to the airport.

MTN Nigeria responded to the tragic munitions explosion in Lagos by setting up a call centre that provided free rescue updates and information on missing relatives and friends. The company also provided 150 free phone lines to relief workers, donated food to the value of US$300 000 to victims, sponsored shelter for 50 orphans, and co-ordinated a corporate fundraising drive with a telethon on national television.

MTN International, while taking cognisance of the Group's current expansion into Africa and related funding requirements, coupled with existing exchange control limitations, will continue to explore further opportunities on the continent in line with its vision of being the leading provider of communications services in Africa.

MTN Cameroon

MTN Cameroon obtained its 15-year licence through the acquisition of Camtel-Mobile, the former state-owned mobile arm of the monopoly fixed line operator.

The past year has seen a number of achievements for MTN Cameroon, with subscribers up from 67 000 to over 224 000 and a market share of 49%. Pre-paid customers account for 97% of the company's subscriber base. Network coverage has been expanded to include nine out of

10 provinces in the country, while network capacity has been improved through the installation of a second switch.

The company secured an interconnect agreement with fixed line operator Camtel in June 2001, while a €93,5 million syndicate project finance loan was also secured to ensure MTN Cameroon's continued investment in its network infrastructure.

No major changes in the local telecommunications regulatory environment are expected in the year ahead. The sale of the fixed line operator has been delayed due to insufficient interest from outside parties, despite the proposed inclusion of a third mobile licence as part of the sale package.

While consumer awareness of MTN Cameroon is on a par with its mobile competitor, a major challenge in the coming year will be to reposition the MTN Cameroon brand and values in the face of its competitor relaunching under the brand of Orange.

In the year ahead, MTN Cameroon will expand its service offerings to include relevant innovative SMS-based value-add solutions, and will also focus on acquiring higher value subscribers.

MTN Nigeria

Since its launch in August 2001, MTN Nigeria has exceeded initial business plan forecasts of 174 000 subscribers by year-end. In the first eight months of its 15-year GSM licence, MTN Nigeria reported, at year-end, 327 000 subscribers.

Market research confirms that MTN Nigeria enjoys a dominant position in relation to its two cellular competitors in terms of both brand awareness and preference, with

MTN Cameroon

For the year ended 31 March


Number of subscribers ('000)
250
200
150
100
50
0
2000
2001
2002

Market information (estimates)

- Population 16 million
- Mobile penetration 2,9%
- Teledensity 3,7%
- Market share 49%

Operational

- Pre-paid/ post-paid mix 97% : 3%
- ARPU US$ 24

Financials

	2002	2001
	Rm	Rm
Revenue	**450**	98
EBITDA	**84**	(18)
PAT	**(40)**	(77)

Note: Financials and data reflect 100% of operation
MTN International's interest was 100% as at 31 March 2002

MTN being the preferred brand in the most profitable market segments and fully justifying its award from This Day, one of Nigeria's major media groups, as the country's Brand of the Year. This leadership position is reflected in MTN's market share, which is estimated at more than 50%.

Despite this strong performance and leadership position in the space of just eight months, MTN's penetration of the estimated addressable GSM market in Nigeria is still small with huge opportunity for further growth in the year ahead.

Some 65 local government areas out of a total of 550 are currently receiving a partial or full MTN signal, with these 65 areas accounting for an estimated 16 million of the total Nigerian population of 125 million people.

One of the major challenges facing MTN Nigeria is to meet the rapidly growing demand for GSM services.

At the time of writing this report, MTN Nigeria had five operational switching centres, with 190 base stations connected to the GSM network. The current infrastructure is capable of handling approximately 700 000 subscribers at acceptable levels of quality. A further 120 base stations are planned for roll-out in the next few months, while additional switch centres are being introduced in Ibadan, Kano and Asaba to provide much-needed core switching capacity to the network.

The new switch centre recently brought on line in Lagos will provide core network capacity and a robust infrastructure to handle increasing traffic levels. The introduction of extra capacity will relieve current difficulties

MTN Nigeria

For the year ended 31 March

Number of subscribers ('000)


350
200
250
200
150
100
50
0
Sept 2001
Mar 2002

Market information (estimates)

- Population 125 million
- Mobile penetration 0,6%
- Teledensity 1,0%
- Market share 52%

Operational

- Pre-paid/ post-paid mix 98% : 2%
- ARPU US$* 60

** excluding connection fees*

Financials

	2002 Rm
Revenue	**1 316,5**
EBITDA	**(25,3)**
PAT	**(261,8)**

Note: Financials and data reflect 100% of operation
MTN International's interest was 77,5% as at 31 March 2002

in network call completion due to processor overload on existing switch centres.

Due to lack of available and reliable terrestrial transmission links, MTN Nigeria is building its own microwave backbone route that will provide the necessary transmission infrastructure to support traffic flow routes in Nigeria.

The ability to carry traffic on its own backbone, which will be designed and maintained at higher availability levels than the VSAT service currently procured from local service providers, will also increase MTN Nigeria's network call quality and availability.

As at 31 March 2002, US$480 million has been invested by MTN Nigeria, of which US$285 million was for the licence fee. Planned total capex for the coming year is US$360 million.

SMS represents a growing and significant proportion of all the data and text traffic on the MTN Nigeria network. In January 2002, MTN Nigeria and Mtech, its strategic partner, launched a WAP service in Nigeria that has already attracted 1 800 registered users.

MTN expects the next steps in integrated service evolution to include integration of mobile with the internet protocol (IP) environment to facilitate a wireless office approach. GPRS, for example, offers great opportunities for mobile data solutions in the corporate environment. Packet-switched technology will work towards solving bandwidth shortage problems and balancing the network by, for example, optimising off-peak traffic.

MTN Nigeria's network infrastructure is currently GPRS-ready. It can cater for data transmission speeds of up to 115 kbps (kilobits per second), which is well over ten times the speed of standard data services currently available in the country.

As an expression of its commitment to its service excellence, MTN Nigeria has established six state-of-the-art service centres in Apapa, Ikoyi, Matori, Victoria Island, Abuja and Port Harcourt.

MTN RwandaCell

MTN RwandaCell, the only mobile operator in the country, increased its subscribers to 69 000 and remained the top brand in Rwanda with spontaneous brand recognition of 98%.

The year under review also saw MTN RwandaCell install its first PABX system, launch an international gateway, and implement its first leased line deal allowing the company to sell wholesale internet bandwidth.

All 14 major urban areas are covered by the MTN network in terms of its licence obligations. The current mobile telephony penetration rate is at slightly below 1%.

MTN RwandaCell will be introducing a low tariff plan for the Rwandan pre-paid market in the coming year, which will complete the company's current medium and higher user packages available in the market.

MTN RwandaCell

For the year ended 31 March



Number of subscribers ('000)
70
60
50
40
30
20
10
0
2000
2001
2002

Market information (estimates)

- Population 8 million
- Mobile penetration 0,9%
- Teledensity 1,3%
- Market share 100%

Operational

- Pre-paid/ post-paid mix 96% : 4%
- ARPU US$ 38

Financials

	2002	2001
	Rm	Rm
Revenue	**238**	111
EBITDA	**89**	42
PAT	**34**	16

Note: Financials and data reflect 100% of operation
MTN International's interest was 31% as at 31 March 2002

A second cellular licence is expected to be issued during the forthcoming year, which will introduce competition into the Rwandan mobile market. A new telecommunications law has been promulgated which promises liberalisation of the industry in Rwanda, and at this stage there are no reasons to believe that the new legislation will have a negative impact on MTN's operations.

MTN Swaziland

MTN Swaziland increased its market penetration by some 67% during the past year, and recorded 55 000 subscribers at year-end. Just as importantly, the company's revenues increased 46% on the back of a stable network and excellent availability levels which saw a significant boost to MTN Swaziland's brand image. Sponsorship of the Swaziland Premier League soccer competition commenced in the past year, helping to raise MTN's visibility and image in the region.

MTN Swaziland has a 10-year exclusive cellular licence and the company's infrastructure and capacity levels are at a level that not only ensure licence compliance but also quality levels of customer service. The MTN Swaziland network now covers 70% of Swaziland and 65% of the population.

The challenges ahead are to increase post-paid usage, ARPU levels and counteracting dormancy in the pre-paid market.

While great strides were made in stimulating SMS usage in the past year, the data market in Swaziland is estimated at 4 000 to 5 000 subscribers and this will be another focus for the year ahead.

MTN Swaziland

For the year ended 31 March


Number of subscribers ('000)
60
50
40
30
20
10
0
2000
2001
2002

Market information (estimates)

- Population 1 million
- Mobile penetration 5,5%
- Teledensity 8,5%
- Market share 100%

Operational

- Pre-paid/post-paid mix 95% : 5%
- ARPU US$ 28

Financials

	2002	2001
	Rm	Rm
Revenue	**158**	108
EBITDA	**72**	51
PAT	**36**	25

Note: Financials and data reflect 100% of operation
MTN International's interest was 30% as at 31 March 2002

MTN Uganda

Despite a more competitive telecommunications environment which saw the introduction of a third cellular operator, MTN Uganda retained its dominant position in a market where teledensity is just 1,7% of the population.

The new cellular operator adopted an aggressive pricing strategy, choosing to undercut the existing two players. While this approach impacted the industry and saw MTN Uganda's share of the mobile market decline to 68%, the company matched both competitors in terms of net connections, without entering a price war and resisting handset subsidisation.

The Group's leadership in the Ugandan telecommunications industry is evidenced by MTN Uganda enjoying 95% brand awareness and being ranked as the most favourable brand in the country according to a recent survey. Initiatives such as the opening of two new customer care centres in Kampala and Jinja, and a new customer care and billing system, demonstrate our commitment to service quality.

MTN Uganda's performance should also be viewed against the backdrop of a government decision to levy an excise tax on airtime and subscription fee revenues. The industry had to respond to this unplanned cost by raising tariffs, which negatively impacted on consumer sentiment and behaviour.

MTN Uganda also made important strides in its fixed line business in Uganda. As the second national operator (SNO), MTN Uganda continues to invest in this important area of operation. The first phase of a fibre optic project, connecting 130 buildings to the MTN Uganda fixed line fibre ring, was completed.

The government's review of second mobile operator Celtel's licence saw the inclusion of a right to provide their own international gateway. As this would cause potential loss of revenue to MTN Uganda, a legal challenge was initiated and the court ruled in MTN Uganda's favour.

In terms of the challenges ahead, the mobile market in Kampala is beginning to show signs of maturing. In addition, there will be a major drive to stem declining ARPUs for pre-paid users in the capital. Regional ARPUs remain healthy, and opportunities still exist to penetrate new markets.

The high-value fixed line market within Kampala and other major towns represents great potential for growth, while significant data opportunities are also available in the capital.

MTN Uganda remained the market leader with more than 57% market share of all telephones – mobile and fixed line. Being the largest mobile operator in the country coupled with the SNO licence, excellent opportunities exist for fixed-mobile convergence. MTN Uganda is in a position to capitalise on the growing use of data within the high-value business and corporate markets, and build on its dominant position in the year ahead.

MTN Uganda

For the year ended 31 March

Number of subscribers ('000)



250
200
150
100
50
0
2000
2001
2002

Market information (estimates)

- Population 23 million
- Mobile penetration 1,4%
- Teledensity 1,7%
- Market share (mobile) 68%
- Market share (total) 57%

Operational

- Pre-paid/ post-paid mix 98% : 2%
- ARPU Rand 369
- US$ 37

Financials

	2002 Rm	2001 Rm
Revenue	**889**	424
EBITDA	**400**	180
PAT	**177**	61

Note: Financials and data reflect 100% of operation

MTN International's interest was 52% as at 31 March 2002



IRENE CHARNLEY
COMMERCIAL DIRECTOR

Strategic Investments

Overview

The Group established Strategic Investments in 2001 in order to consolidate development of the Group's investments in related non-mobile businesses, which currently include Orbicom, MTN Network Solutions and Airborn.

The division is well positioned to exploit the opportunities presented by the convergence of mobile communications and the internet with a view to maximising shareholder value.

In the year since its establishment, Strategic Investments has made good progress in consolidating its strategic direction and focus. Operations within the division have refined their business plans and management is evaluating other opportunities which might be in the Group's longer-term strategic vision.

Airborn

During the year under review, Airborn continued to consolidate its relationship with an Italian mobile operator and is expanding its range of joint offerings. Strategic alliances with ICQ and Unisys did not perform to expectations. However, the Group has licensed the RIVR platform to MTN Nigeria and intends to offer a range of value added services into that market.

The Group closed Airborn's hugely popular mtnsms.com messaging service due to the introduction of third party charges, which would have resulted in the Group bearing significant costs to maintain a free service. The mtnsms.com site had been set up as a proof-of-concept for the Group's TWIST (two-way instant short text) technology and had proved extremely successful.

The Group now intends to realise value from that experience through two strategies:

- Licensing the TWIST platform to other operators and service providers internationally
- Leveraging the user base to sell other fee-based services, the first of which is an innovative, instant messaging application called smspop.

MTN Network Solutions

The Group acquired a 60% stake in MTN Network Solutions (formerly Citec, which was rebranded in May 2002), with Johnnic e-Ventures Limited owning the balance of the equity. MTN Network Solutions is South Africa's fourth largest tier one* ISP, and the premier provider of quality internet access products and services, including virtual private networks (VPNs).

MTN Network Solutions has during the past year rebuilt its entire national backbone network to ensure reliability, scaleability of architecture and quality of service levels unmatched in the industry. The strategic relocation of its regional distribution nodes into MTN switching centres has played a large role in attaining high availability and is a move that leverages MTN's world-class infrastructure and achieves better economies of scale.

The acquisition of MTN Network Solutions offers exceptional opportunities for convergence with MTN's mobile products and services. All Johnnic companies – including MTN – have transferred their business to MTN Network Solutions, while a project has been initiated for the construction of a world-class hosting/co-location facility which will help enhance the Group's data and value added services offerings in the fixed and mobile environments.

MTN Network Solutions currently has a small percentage share of what is estimated to be a R1,3 billion market. Poor branding and minimal marketing had hampered MTN Network Solutions' growth in the past and the rebranding as well as opportunities for joint marketing within the Group will play a major role in correcting this situation.

The corporate client base in Gauteng, Cape Town, Durban and Port Elizabeth will be expanded during the coming year, with Bloemfontein and Nelspruit next on MTN Network Solutions' growth target.

A major challenge for the coming year will be ensuring that MTN Network Solutions' largest cost – international bandwidth – is tightly controlled.

In the coming year, MTN Network Solutions will require additional funding to cover the construction of the new Rosebank-based hosting facility. Outside of this infrastructure expansion, the company is fully funded and is expected to generate positive cash flow in the new year.

* *MTN Network Solutions has its own direct regional and international internet connectivity. It is therefore classified as a tier one internet service provider and is one of only four such providers in South Africa.*

Orbicom

During the year under review, Orbicom achieved R101 million in revenues, up 12% from 2001. Significant achievements include the installation and commissioning of the bank switch and merchant terminals for Transaction Management Services in Ghana, and the conclusion of a five-year service level agreement with Multichoice. Current revenue streams are all supported by three to five-year agreements.

Activities for the year to come include the installation of a bank switch for MTN Nigeria, the start of revenue-generating activities in the Ghana operation, and the expansion of revenue-generating activities for Group companies throughout Africa. No new products are under development, but the Electronic Funds Transfer (EFT) unit will investigate the possibility of moving further down the value chain to offer smaller banks access to ATM facilities on a pooled resource basis.

Orbicom remains the only commercial satellite signal distributor in South Africa and the rest of Africa. It is one of only three companies that provide EFT services in Africa.

The company now also plays a far more expansive role in the telecommunications industry as a convergence provider, offering solutions that include broadcast signal distribution, VSAT, microwave, VPN and IP solutions.

Orbicom does not provide any direct customer-facing services. Its customer base is made up of various broadcasters, banks and IP service providers in sub-Saharan Africa excluding South Africa.

The award of a single multimedia licence in South Africa to Sentech means that Orbicom is currently precluded from becoming a major player in the local market and the major focus of the company is thus on the rest of Africa. With growing convergence in the telecommunications market, more opportunities will develop in this area on the continent.

GROUP CASH VALUE ADDED STATEMENT

	GROUP	
	2002 Rm	2001 Rm
CASH VALUE ADDED		
Cash value generated from revenue	**11 751,0**	7 849,3
Cost of materials and services	**(6 538,7)**	(3 908,2)
Cash value added by operations	**5 212,3**	3 941,1
Finance income	**130,5**	81,6
	5 342,8	4 022,7
CASH VALUE DISTRIBUTED		
Employees	**826,0**	631,2
Salaries, wages and other benefits	**665,9**	524,9
Employees' tax	**160,1**	106,3
Government		
South Africa	**1 785,4**	490,9
	1 769,1	487,1
Taxes	**1 526,7**	296,5
Licence fees	**242,4**	190,6
Foreign taxes	**16,3**	3,8
Providers of capital	**447,4**	406,6
Finance costs	**447,4**	264,6
Dividends	**–**	142,0
Total cash value distributed	**3 058,8**	1 528,7
Reinvested in the Group	**2 284,0**	2 494,0
	5 342,8	4 022,7

Group cash value added


2002
Total = Rm 5 342,8
Rm 2 284,0
42,7%
Rm 826,0
15,5%
33,4%
Rm 1 785,4
8,4%
Rm 447,4
2001
Total = Rm 4 022,7
Rm 2 494,0
62,0%
Rm 631,2
15,7%
12,2%
Rm 490,9
10,1%
Rm 406,6
Employees
Government
Providers of capital
Reinvestment

FIVE-YEAR REVIEW

	2002	2001	2000	1999*	1998†
Income statement – extracts (Rm)					
Revenue	**12 432,0**	8 337,3	6 007,9	4 453,3	843,5
Gross profit	**7 350,9**	4 984,7	3 683,6	2 437,2	538,3
EBITDA	**3 764,8**	2 791,5	2 021,2	1 170,8	234,8
Profit from operations	**1 750,0**	1 543,5	1 368,4	685,3	115,0
Net finance costs	**(316,9)**	(183,0)	(142,1)	(153,0)	(11,6)
Taxation	**(900,2)**	(585,3)	(407,6)	(155,9)	(30,8)
Minority interests	**44,5**	(61,1)	(229,3)	(242,7)	–
Attributable earnings	**572,6**	713,5	588,6	133,7	72,6
Headline earnings	**1 164,6**	1 124,7	588,6	133,7	72,6
Balance sheet – extracts (Rm)					
Property, plant and equipment	**8 321,6**	5 491,3	3 923,4	2 856,7	652,5
Goodwill	**10 802,6**	11 191,4	–	–	–
Intangible assets	**3 732,4**	2 870,3	523,7	154,1	43,5
Investments and loans	**347,5**	254,7	211,6	200,0	22,5
Deferred taxation	**42,1**	37,3	0,8	–	–
Bank balances, deposits and cash	**1 214,2**	808,7	332,7	521,6	125,2
Other current assets	**2 999,7**	1 586,1	1 370,6	850,1	157,3
Total assets	**27 460,1**	22 239,8	6 362,8	4 582,5	1 001,0
Ordinary shareholders' interest	**15 949,1**	14 766,9	1 923,4	788,4	509,5
Minority interests	**820,6**	143,8	580,2	1 075,1	–
Interest-bearing liabilities	**5 775,5**	4 364,3	2 001,0	1 530,6	257,0
Non-interest-bearing liabilities	**3 996,7**	2 258,9	1 349,5	986,2	217,7
Deferred taxation	**918,2**	705,9	508,7	202,2	16,8
Total liabilities	**10 690,4**	7 329,1	3 859,2	2 719,0	491,5
Total equity and liabilities	**27 460,1**	22 239,8	6 362,8	4 582,5	1 001,0
Cash flow statement – extracts (Rm)					
Net cash generated from operations	**4 144,1**	3 119,3	1 719,8	1 269,2	235,0
Cash inflows from operating activities	**2 893,9**	2 772,8	1 567,0	1 094,0	183,7
Cash outflows from investing activities	**(3 640,5)**	(4 663,7)	(1 788,4)	(1 255,2)	(279,8)
Cash inflows from financing activities	**702,4**	2 329,8	359,1	533,2	114,9
Cash and cash equivalents	**876,3**	803,7	380,4	492,8	125,2
Dividends paid	–	(142,0)	(37,5)	(37,2)	–
Capital expenditure	**3 355,7**	2 219,0	1 513,4	1 779,6	232,5

	2002	2001	2000	1999*	1998†
Performance per ordinary share					
Headline earnings (cents)	**71,3**	74,5	50,7	25,1	14,7
Attributable earnings (cents)	**35,1**	47,3	50,7	25,1	14,7
Dividend (cents)	**–**	10,0	7,9	4,0	3,0
Net asset value (rand)[1]	**9,72**	9,11	1,54	1,19	1,03
Returns and profitability ratios					
Return on assets (%)[2]	**2,1**	5,4	15,0	13,5	8,2
Return on average shareholders' funds (%)[3]	**7,6**	13,5	43,4	20,6	15,0
Gross profit margin (%)	**59,1**	59,8	61,3	54,7	63,8
EBITDA margin (%)	**30,3**	33,5	33,6	26,3	27,8
Enterprise value/EBITDA multiple (times)[4]	**4,6**	9,5	21,4	4,6	19,0
Effective taxation rate (%)	**63,0**	43,0	33,3	29,3	29,7
Effective taxation rate excluding goodwill	**44,6**	33,1	33,3	29,3	29,7
Solvency and liquidity ratios					
Gearing (%)[5]	**31,6**	26,1	60,1	79,3	50,4
Interest cover (times)[6]	**3,9**	5,8	5,8	3,2	3,6
Current ratio[7]	**0,9:1**	0,9:1	0,9:1	1,3:1	1,3:1
Dividend cover (times)[8]	**n/a**	6,9	6,1	6,3	4,9
Long-term borrowings to total assets (%)	**19,3**	17,5	23,7	32,2	25,7
Operational information: South Africa					
Average revenue per user (rand)	**208**	229	302	378	426
Number of subscribers (million)	**3,9**	3,2	2,2	1,0	0,6
Mobile penetration of South African population (%) (estimate)	**21,8**	16,6	12,4	6,2	3,9
Cumulative capex per subscriber (rand)	**2 003**	2 111	2 336	3 488	4 313

Definitions

1. *Ordinary shareholders' interest divided by the number of ordinary shares in issue at year-end*
2. *Profit after taxation as a percentage of the average of the opening and closing balances of total assets*
3. *Headline earnings as a percentage of the average of the opening and closing balances of ordinary shareholders' interest*
4. *Market capitalisation less net debt (interest bearing liabilities less bank balances, deposits and cash) divided by EBITDA*
5. *Long-term borrowings as a percentage of total equity*
6. *Profit from operations divided by finance costs*
7. *Current assets divided by current liabilities*
8. *Headline earnings divided by total dividend*

* *The results for the year ended 31 March 1999 were restated to reflect the result of MTN Holdings on a fully consolidated basis*

† *The results for the year ended 31 March 1998 were restated to account for the change in accounting policy for connection incentive cost. Connection incentive costs in respect of all subscribers with fixed period contracts are now capitalised and amortised over one year*

SPREAD OF ORDINARY SHAREHOLDERS

	Number of shares	%
Public	730 299 166	44,52
Non-public	910 138 175	55,48
– Directors of M-Cell Limited and subsidiaries	667 017	0,04
– Mobile Telephone Networks Staff Incentive Trust	35 144	0,00
– M-Cell Share Trust	1 066 772	0,06
– Johnnic Holdings Limited	599 369 242	36,54
– Ice Finance BV	309 000 000	18,84
Total issued share capital	1 640 437 341	100,0


Shareholding (% shares)
55,48%
44,52%
Public
Non-public

STOCK EXCHANGE PERFORMANCE
For the year ended 31 March

	2002	2001
Closing price (cents per share) as at 31 March	**1 330**	1 860
Highest price (cents per share)	**2 550**	3 850
Lowest price (cents per share)	**1 150**	1 620
Total number of shares traded (million)	**531,8**	428,7
Total value of shares traded (Rm)	**8 521,0**	12 111,6
Number of shares traded as a percentage of issued shares (%)	**32,42**	28,40
Number of transactions	**66 544**	83 766
Average weighted traded price (cents per share)	**1 602**	2 825
Average telecommunications index	**326**	512
Average industrial index	**6 830**	8 407
Dividend yield (%)	**n/a**	0,54
Earnings yield (%) (headline earnings)	**5,36**	4,01
Price/earnings multiple (headline earnings) as at 31 March	**18,65**	24,97
Market capitalisation (Rm) as at 31 March	**21 817,8**	30 135,7



Statement of directors' responsibility
Directors' approval
Certificate by the Company Secretary
Report of independent auditors
Directors' report
Income statements
Balance sheets
Cash flow statements
Changes in equity
Notes to the financial statements
Annexure 1 – Interests in subsidiaries
Annexure 2 – Interests in associated companies
Annexure 3 – Attributable interests in associated companies
Annexure 4 – Investments

ANNUAL REPORT 2002

M-Cell annual financial statements

M-CELL LIMITED

Statement of directors' responsibilities	71
Directors' approval of the annual financial statements	72
Certificate by the Company Secretary	72
Report of the independent auditors	73
Directors' report	74
Income statements	82
Balance sheets	83
Cash flow statements	84
Statement of changes in shareholders' equity	85
Notes to the annual financial statements	86
Annexure 1 – Interests in major subsidiaries	115
Annexure 2 – Interests in associated companies	115
Annexure 3 – Group's attributable interest in associated companies	116
Annexure 4 – Investments	116
Details of directorate	117
Notice of annual general meeting	118
Administration	122
Shareholders' diary	122
Form of proxy	
Voting instruction form	

The directors are required by the South African Companies Act, 1973, as amended (the Companies Act) to maintain adequate accounting records and to prepare annual financial statements which fairly present the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for that year, in conformity with South African Statements of Generally Accepted Accounting Practice. The annual financial statements are the responsibility of the directors and it is the responsibility of the external auditors to report thereon. Their report to the members of the Company is set out on page 73 of this annual report.

To enable the directors to meet these responsibilities, the Board sets standards and implements systems of internal control aimed at reducing the risk of error or loss in a cost-effective manner. The controls include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties to ensure an acceptable level of risk. These controls are monitored throughout the Group, and all employees are required to maintain the highest ethical standards in ensuring that the Group's business practices are conducted in a manner which in all reasonable circumstances is above reproach. The directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comment by the independent external auditors on the results of their audit, that the internal accounting controls are adequate to ensure that the financial records may be relied upon for preparing the annual financial statements and maintaining accountability for assets and liabilities.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The annual financial statements of the Group comply with South African Statements of Generally Accepted Accounting Practice and are based on appropriate accounting policies, which have been consistently applied and which have been supported by reasonable and prudent judgements and estimates. The directors are of the opinion that the annual financial statements fairly present the financial position of the Company and of the Group as at 31 March 2002 and the results of their operations and cash flows for the year then ended.

The annual financial statements have been prepared on a going-concern basis as the directors have every reason to believe that the businesses will be going concerns in the year ahead.

M-CELL LIMITED

DIRECTORS' APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

For the year ended 31 March 2002

The annual financial statements and Group annual financial statements which appear on pages 74 to 116 were approved by the Board of Directors on 12 June 2002 and are signed on its behalf by:

P F Nhleko
Chairman

R D Nisbet
Financial Director

Sandton
12 June 2002

M-CELL LIMITED

CERTIFICATE BY THE COMPANY SECRETARY

For the year ended 31 March 2002

In my capacity as Company Secretary, I hereby confirm, in terms of the Companies Act, that for the year ended 31 March 2002, the Company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that such returns are true, correct and up to date.

M M R Mackintosh
Company Secretary

Sandton
12 June 2002

TO THE MEMBERS OF M-CELL LIMITED

We have audited the annual financial statements and Group annual financial statements set out on pages 74 to 116 for the year ended 31 March 2002. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the annual financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 March 2002 and the results of their operations, cash flows and changes in equity for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc.

Registered Accountants and Auditors
Chartered Accountants (SA)

Sunninghill
12 June 2002

The directors have pleasure in presenting their report and audited financial statements for the year ended 31 March 2002.

NATURE OF BUSINESS

M-Cell Limited (M-Cell or the Company) carries on the business of investing in the telecommunications and satellite signal distribution industries through its subsidiaries.

Mobile Telephone Networks Holdings (Proprietary) Limited (MTN Holdings), a wholly owned subsidiary of M-Cell, is the holding company of a group that operates telecommunications networks and provides related services to customers in six countries. MTN Holdings conducts its business through a number of directly and indirectly held subsidiaries, joint ventures and associates. The main subsidiaries and joint ventures are as follows:

Subsidiaries:
- Mobile Telephone Networks (Proprietary) Limited (MTN), a cellular network operator
- MTN Service Provider (Proprietary) Limited (MTN Service Provider) (formerly known as M-Tel (Proprietary) Limited) a cellular service provider
- MTN International (Proprietary) Limited (MTN International) (formerly known as Mobile Telephone Networks Africa (Proprietary) Limited) the holding company of the Group's telephony operations in territories outside of South Africa
- MTN International (Mauritius) Limited (MTN Mauritius) (formerly known as Mobile Telephone Networks International Limited)
- Mobile Telephone Networks Cameroon Limited (MTN Cameroon)
- MTN Nigeria Communications Limited (MTN Nigeria)

Joint ventures:
- Swazi MTN Limited (MTN Swaziland)
- RwandaCell S.A.R.L (MTN RwandaCell)
- MTN Uganda Limited (MTN Uganda)

Orbicom (Proprietary) Limited (Orbicom), another wholly owned subsidiary of M-Cell, is a leading satellite signal distribution company in Africa.

Details of major subsidiary companies in which M-Cell has a direct or indirect interest are set out in Annexure 1 of the annual financial statements on page 115.

SHARE CAPITAL AND PREMIUM

Authorised share capital

There has been no change in the authorised share capital of the Company.

Issued share capital

The issued share capital of the Company was increased by the allotment and issue on 14 August 2001 of 7 887 092 ordinary shares of 0,01 cent each at an issue price of R14,44313 per share due to a capitalisation share award.

The issued share capital was further increased during the year by the allotment and issue to the trustees of the MTN Staff Incentive Trust of the following ordinary share allotments in respect of the acquisitions of 3 969 318 MTN Holdings ordinary shares from the beneficiaries of this trust, as follows:

- 778 573 at R24,89 on 8 June 2001
- 6 523 942 at R21,82 on 2 July 2001
- 560 000 at R16,79 on 31 August 2001
- 2 012 848 at R15,24 on 25 September 2001
- 2 430 673 at R14,10 on 26 November 2001

Accordingly, at 31 March 2002, the issued share capital of the Company was R164 043,73 comprising 1 640 437 341 ordinary shares of 0,01 cent each.

Unissued share capital

The unissued ordinary shares are the subject of a general authority granted to the directors in terms of section 221 of the Companies Act, 1973 (Act No 61 of 1973) (the Act). As this general authority remains valid only until the next annual general meeting, which is to be held on 30 September 2002, members will be asked at that meeting to consider an ordinary resolution placing the said unissued ordinary shares under the control of the directors until the 2003 annual general meeting.

Acquisition of the Company's own shares

At the last annual general meeting, shareholders gave the Company, or a subsidiary, a general approval in terms of sections 85 and 89 of the Act, for the acquisition of shares of the Company. As this general approval remains valid only until the next annual general meeting, which is to be held on 30 September 2002, members will be asked at that meeting to consider a special resolution to renew this general approval until the 2003 annual general meeting.

SHAREHOLDERS' INTEREST

Major shareholders

According to the Company's share register at 31 March 2002 the following shareholders held shares in excess of 5% of the ordinary issued share capital of the Company:

Shareholder	Number of shares	% of issued share capital
Standard Bank Nominees (Tvl) (Proprietary) Limited	778 880 372	47,48
First National Bank Nominees (Proprietary) Limited	347 610 514	21,19
Nedcor Nominees Holdings	138 694 981	8,45

Disclosure in accordance with section 140A (8)(a) of the Companies Act

According to information received by the directors, the following shareholders held shares in excess of 5% of the ordinary issued share capital:

Shareholder	Number of shares	% of issued share capital
Johnnic Holdings Limited	599 369 242	36,54
Ice Finance BV	309 000 000	18,84

Certain of these shareholdings are partially or wholly included in the nominee companies mentioned above. Apart from this, the Company is not aware of any other party that has a shareholding of more than 5% in the Company.

THE M-CELL SHARE OPTION AND INCENTIVE SCHEMES

The Company operates share option and incentive schemes (the schemes) and all employees, including executive directors, are eligible to participate in accordance with the schemes' rules. The schemes are designed to recognise the contributions of directors and staff and to provide additional incentive to contribute to the Company's continuing growth.

In terms of the Company's schemes, the total number of shares which may be allocated for the purposes of the schemes is 81 799 691 (2001: 9 475 200) as approved by shareholders. The maximum number of shares reserved for the schemes shall not exceed 5% of the total issued ordinary share capital of the Company from time to time.

M-Cell Share Option Scheme (the Option Scheme)
The following information is provided in accordance with the provisions of the Option Scheme:

	2002 Number of share options	2001 Number of share options
Options allocated and reserved at beginning of year	**–**	–
Add: Options allocated and reserved during the year	**10 929 990**	–
Less: Options no longer reserved due to participants leaving the employ of the Group and offer lapsing	**(697 580)**	–
Less: Options exercised and allotted during the year	**–**	
Options allocated and reserved at end of year	**10 232 410**	–

The directors of the Company have agreed to amend the vesting periods under the Option Scheme as follows: 20%, 20%, 30% and 30% at each anniversary of each of the second, third, fourth and fifth years after the grant date of the options. All options will expire after ten years.

M-Cell Share Incentive Scheme (the Incentive Scheme)
The following information is provided in accordance with the provisions of the Incentive Scheme:

	2002 Number of shares	2001 Number of shares
Shares allotted and issued to the share trust at beginning of year	**2 296 675**	2 481 801
Less: Shares purchased by participants	**(71 835)**	(185 126)
Add: Shares allotted and issued to the share trust during the year	**10 967**	–
	2 253 807	2 296 675
Shares allocated and reserved in previous years	**3 285 149**	3 285 149
Less: Shares allocated and reserved in the current year	**(5 832)**	
Add: Shares no longer reserved due to participants leaving the employ of the group and participants selling shares back to the share trust	**(2 110 282)**	(2 050 946)
Shares held by share trust at end of year and available for allocation	**1 066 772**	1 062 472
Shares held by share trust at end of year	**2 235 807**	2 296 675

One third of the shares allocated with deferred delivery vest at the anniversary of each of the third, fourth and fifth year after the grant date of the shares or options and expire after ten years. Shares not vested are subject to cancellation upon expiration or termination of employment.

Ordinary shares and share options still reserved for allocation by the schemes		
Shares held in the share trust and available for allocation	**1 066 772**	1 062 472
Options and shares available for allocation	**69 331 474**	7 178 525
Number of ordinary shares and share options available for allocation under the share incentive and option schemes at end of year	**70 398 246**	8 240 997

MTN STAFF INCENTIVE SCHEME (THE DEBENTURE SCHEME)

In terms of the MTN Staff Incentive Scheme, debentures convert into MTN Holdings ordinary shares. M-Cell agrees to acquire the MTN Holdings ordinary shares in exchange for M-Cell ordinary shares on a formula agreed upon by the boards of the respective companies. Historically, the exchange ratio used has equated to approximately 3,1 M-Cell ordinary shares for each MTN Holdings ordinary share.

A total of 5 874 451 debentures are outstanding as at 31 March 2002. The number of participants to the scheme was 1 094. Since inception of the Debenture Scheme, M-Cell has issued 20 272 554 ordinary shares for MTN Holdings shares acquired under the Debenture Scheme

EQUITY COMPENSATION BENEFITS FOR EXECUTIVE DIRECTORS

M-Cell Share Option Scheme

Director's name	As at 1 April 2001 Balance of share options	Allocation price	Date of allocation	Number of share options allocated during the year	Date of allocation	Allocation price	Number of share options exercised during the year	As at 31 March 2002 Balance of share options	Exercisable number of share options	Allocation price	Exercisable date
P Edwards**	–			500 000	28 Sep 01	R13,53	–	500 000	500 000	R13,53	1 Jul 02
I Charnley	–			280 000	28 Sep 01	R13,53	–	280 000	93 333	R13,53	28 Sep 02
									93 333	R13,53	28 Sep 03
									93 333	R13,53	28 Sep 04
P L Zim*	682 900	13,53	28 Sep 01	–	–	–	–	682 900	136 580	R13,53	28 Sep 03
									136 580	R13,53	28 Sep 04
									204 870	R13,53	28 Sep 05
									204 870	R13,53	28 Sep 06
R D Nisbet *	–			–	–	–	–	–	–	–	–
R S Dabengwa *	–			–	–	–	–	–	–	–	–

* *Appointed as director 1 October 2001, opening balances reported as of that date*

** *All share options expire 31 January 2004*

MTN Staff Incentive Scheme

Director's name	As at 1 April 2001 Balance of debentures	Issue price	Date of allocation	Number of debentures allocated during the year	Number of debentures vested during the year	Date of vesting	Number of M-Cell shares awarded for vested debentures	Settlement amount payable in respect of purchase of debentures	As at 31 March 2002 Balance of debentures	Future debenture vestings	Issue price	Date of vesting
P Edwards	–	–	–	–	–	–	–	–	–	–	–	
I Charnley	–	–	–	–	–	–	–	–	–	–	–	
P L Zim*	–	–	–	–	–	–	–	–	–	–	–	
R D Nisbet*	52 255	R4,86	Nov 96	–	52 255	1 Nov 01	159 242	253 959	–	–	–	
	16 604	R9,95	Sep 97	–	–	–	–	–	16 604	16 604	R9,95	1 Sept 02
	429 329	R13,11	Jun 98	–	–	–	–	–	429 329	214 664	R13,11	3 Jun 02
										214 665	R13,11	3 Jun 03
R S Dabengwa*	181 169	R36,43	Dec 99	–	–	–	–	–	181 169	60 390	R36,43	1 Dec 02
										60 390	R36,43	1 Dec 03
										60 389	R36,43	1 Dec 04

* *Appointed as director 1 October 2001, opening balances and vestings during the year reported as of that date*

Service contract

The Group entered into a contract with Mr Paul Edwards on 1 August 2001. In terms of Mr Edwards' contract and subsequent to his resignation on 1 July 2002, as Chief Executive Officer and a director of the Group, Mr Edwards will fulfil the remainder of his service obligation as an advisor to the Company until 31 July 2003.

Mr R G Chaphe ceased to be Chief Executive Officer of MTN Holdings with effect from 1 August 2001 and remained as a consultant to the Group until 3 June 2002. In terms of his employment contract an amount of US$1,3 million and R0,3 million was payable on termination. A total of 1 469 356 MTN debentures vested on termination of his contract and were converted to 4 570 873 ordinary M-Cell shares. The settlement amount payable by Mr Chaphe in respect of purchase of the debentures is R18,3 million.

DIRECTORS' EMOLUMENTS AND RELATED PAYMENTS

Payments for the year to 31 March 2002	Date appointed	Date resigned	Directors' fees R'000	Fees and salaries R'000	Retirement benefits R'000	Benefits R'000	Other R'000	Total R'000
Director								
Executive directors								
P Edwards (CEO)								
(1 Nov 2001 – 31 March 2002)	1 Aug 01***			1 759,5		245,5		2 005,0
I Charnley								
(1 Dec 2001 – 31 March 2002)	1 Aug 01***			402,7	59,7	74,4		536,8
S R Dabengwa	1 Oct 01			745,1	100,0	61,2		906,3
R D Nisbet	1 Oct 01			596,1	79,8	118,3		794,2
P L Zim	1 Oct 01			643,1	87,5	134,0		864,6
Non-executive directors								
P F Nhleko (Chairman)	28 June 01		33,7	23,3				57,0
D D B Band	1 Oct 01		15,0	93,3				108,3
Z N A Cindi	23 Apr 99		30,0					30,0
P Heinamann	1 Oct 01		15,0	52,5				67,5
C R Jardine*	15 Nov 00		30,0	39,7				69,7
L C Webb								
(alternate to C R Jardine)*	15 Nov 00			36,0				36,0
MC Ramaphosa	1 Oct 01		15,0	30,0				45,0
J R D Modise (alternate to								
M C Ramaphosa)**	1 Oct 01			45,0				45,0
Past non-executive directors								
G T Serobe	15 Nov 00	20 Sep 01	15,0					15,0
A S Mabogoane	13 Jun 96	13 Jun 01	6,0					6,0
As disclosed in note 44 – Related party transactions, the Group paid management fees to the Johnnic Group in the amount of R16,4 million (2001: R16,5 million). Included in these management fees were amounts (including fees as directors) charged by the Johnnic Group in respect of the following directors of M-Cell:								
I Charnley (1 Apr 2001 – 30 Nov 2001)**	12 Nov 98	1 Aug 01***					3 689,1	3 689,1
P Edwards (1 Apr 2001 – 31 Oct 2001)**	13 Aug 99	1 Aug 01***					4 516,6	4 516,6
P M Jenkins**	15 Nov 00	1 Oct 01					182,6	182,6
J R D Modise**	23 Apr 99	1 Oct 01					672,0	672,0
			159,7	4 466,3	327,0	633,4	9 060,3	14 646,7

Payments for the year to 31 March 2001	Directors' fees R'000	Fees and salaries R'000	Retirement benefits R'000	Benefits R'000	Other R'000	Total R'000
Non-executive directors						
Z N A Cindi	20,0					20,0
C R Jardine*	7,5					7,5
Past non-executive directors						
G T Serobe	7,5					7,5
J S Craib	10,0					10,0
A S Mabogoane	20,0					20,0

As disclosed in note 44 – Related party transactions, the Group paid management fees to the Johnnic Group in the amount of R16,4 million (2001: R16,5 million). Included in these management fees were amounts (including fees as directors) charged by the Johnnic Group in respect of the following directors of M-Cell for the year to 31 March 2001.

	Directors' fees R'000	Fees and salaries R'000	Retirement benefits R'000	Benefits R'000	Other R'000	Total R'000
I Charnley (Chairperson)**					1 615,7	1 615,7
P Edwards**					1 946,2	1 946,2
P M Jenkins**					232,7	232,7
J R D Modise**					976,8	976,8
	65,0	–	–	–	4 771,4	4 836,4

* *Paid to Transnet Limited*

** *Paid to Johnnic Communications Management Services (Proprietary) Limited*

*** *Date of appointment as executive director*

RESULTS OF OPERATIONS

	2002 Rm	2001 Rm
Aggregate profits in:		
M-Cell Company	–	–
Subsidiaries	**1 447,2**	1 256,6
Joint ventures	**113,4**	43,2
Associated companies	**2,1**	–
	1 562,7	1 299,8
Aggregate losses in:		
M-Cell Company	**587,4**	470,5
Subsidiaries	**391,4**	114,6
Joint ventures	**3,4**	–
Associated companies	**7,9**	1,2
	990,1	586,3

For further details on operations refer to note 3 – Business and geographical segments, in the notes to the annual financial statements on pages 90 and 91.

POST-BALANCE SHEET EVENTS

- In compliance with its licence conditions MTN Mauritius sold 30% of its holding in MTN Cameroon on loan account to its local partner Broadband Telecom Limited in April 2002. The Group's financial position has not been significantly affected by this.

- The Company released a cautionary announcement on 31 July 2002 relating to the Group's potential exposure arising out of transactions between MTN Service Provider, MTN and the CNA Group (CNA). Should CNA be placed in final liquidation, the Group will have certain exposures. The directors are seeking legal advice, including the advice of senior legal counsel, on the Group's potential exposure to CNA and will continue to take the appropriate steps to mitigate such exposure. Since the date of the cautionary announcement, no further developments have occurred which would enable the Company to provide further detailed disclosure of any potential financial impact.

DIVIDEND
As a result of the funding requirements for the Group's expansion into Africa, the directors believe that it is in the best interest of shareholders to utilise retained earnings to minimise the level of borrowings. As a result, the Board of Directors has decided to continue their decision not to declare a dividend at this point in time. This will be reviewed on an ongoing basis to optimise shareholders' value.

DIRECTORS AND SECRETARY
The names of the directors in office at the date of this report, as well as particulars of the Company Secretary appear on page 122.

The following changes to the Board of Directors and Company Secretary have taken place since the date of the last annual report.

Appointments	
P F Nhleko	28 June 2001
D D B Band	1 October 2001
R S Dabengwa	1 October 2001
P L Heinamann	1 October 2001
R D Nisbet	1 October 2001
M C Ramaphosa	1 October 2001
P L Zim	1 October 2001
J R D Modise (alternate to M C Ramaphosa)	1 October 2001
L C Webb (alternate to Dr C R Jardine)	1 October 2001
Ms S N Mabaso	1 July 2002
M M R Mackintosh (Company Secretary)	15 January 2002
Resignations	
A S Mabogoane	13 June 2001
P M Jenkins	1 October 2001
J R D Modise	1 October 2001
G T Serobe	1 October 2001
L C Webb (alternate to G T Serobe)	1 October 2001
Mr M R D Boyns (Company Secretary)	15 January 2002

In terms of Article 84 of the Company's Articles of Association Dr C R Jardine, Mr P F Nhleko, Mr Z N A Cindi and Ms I Charnley retire by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election as directors. In addition, shareholders will be requested to elect and confirm the appointments as directors of the Company of Messrs D D B Band, R S Dabengwa, P L Heinamann, Ms S N Mabaso, R D Nisbet, M C Ramaphosa and P L Zim.

Subsequent to the year-end, the Board announced that with effect from 1 July 2002, Mr Cyril Ramaphosa was appointed as the non-executive Chairman of the Company. Mr Phuthuma Nhleko, who replaced Mr Paul Edwards, was appointed as the Chief Executive Officer.

DIRECTORS' SHAREHOLDINGS
The interests of the directors and alternate directors in the ordinary shares of the Company were as follows:

Directors' interest in shares

	Beneficial		Non-beneficial	
	2002	2001	**2002**	2001
Director				
D D B Band	**14 023**	n/a	–	n/a
I Charnley	**10 000**	–	–	–
J R D Modise	**17 484**	17 400	–	–
R D Nisbet	**583 707**	n/a	–	n/a

No changes in the foregoing interests have taken place between 31 March 2002 and the date of this report.

Since his appointment as director of the Company, Mr R D Nisbet disposed of 75 600 M-Cell shares at a price of R15 per share.

STATUTORY RECORDS AND OTHER INFORMATION

Change of name of M-Cell Limited to MTN Group Limited

Subject to the approval of M-Cell shareholders, it is proposed that the name of the Company be changed by way of special resolution to MTN Group Limited with effect from 14 October 2002.

The reason for this special resolution is to bring greater brand consistency to the Company and Group. Members holding shares in certificated form will be required to surrender their share certificates or other documents of title in exchange for new share certificates which will be issued, free of charge, and which will be reflecting the new name of the Company. A blue form of surrender is enclosed for completion by certificated shareholders who wish to surrender their share certificates in anticipation of the special resolution being passed by shareholders. No further action will be required from shareholders who have dematerialised their shares.

Important dates

Last day to trade in M-Cell shares under old name: Friday, 11 October 2002
Trading under the new name will commence on: Monday, 14 October 2002
Record date (Last day on which trades can be settled in old name): Friday, 18 October 2002
Share name: M-Cell Limited
Share code: MCE
ISIN code: ZAE 0000 23115
Listing date: Monday, 14 October 2002
Dispatch date: Monday, 21 October 2002

New share certificates will be issued on Monday, 21 October 2002 in respect of certificated shareholders. In respect of uncertificated shareholders who have had their shares dematerialised, safe custody accounts at their Central Security Depository Participant (CSDP) or brokers will be updated on 21 October 2002.

Share certificates may not be dematerialised or rematerialised after Friday, 11 October 2002.

Other details of special and material ordinary resolutions passed at general meetings of subsidiaries since 1 April 2002

Change of names

- From M-Tel (Proprietary) Limited to MTN Service Provider (Proprietary) Limited
- From Mobile Telephone Networks Africa (Proprietary) Limited to MTN International (Proprietary) Limited
- From Mobile Telephone Networks International Limited to MTN International (Mauritius) Limited
- From Citec (Proprietary) Limited to MTN Network Solutions (Proprietary) Limited

Amendments to the articles of association of subsidiary companies of M-Cell

The reason for the amendments to the articles of association was to align them with those of M-Cell.

The new articles of association allow for a resolution, which is signed by a majority of executive directors and a majority of non-executive directors (or their alternates, if applicable), who are present in the country, to be as valid and effective as if it had been passed at a meeting of directors for the following companies:

- Mobile Telephone Networks Holdings (Proprietary) Limited
- Mobile Telephone Networks (Proprietary) Limited
- MTN International (Proprietary) Limited
- MTN Service Provider (Proprietary) Limited

COMPANY SECRETARY

The Company Secretary is Ms M M R Mackintosh and her business and postal addresses are reflected on page 122.

AUDITORS

PricewaterhouseCoopers Inc will continue in office in accordance with section 270(2) of the Companies Act. Furthermore, members will be asked at the annual general meeting, which is to be held on 30 September 2002, to appoint Nkonki Sizwe Ntsaluba Inc as joint auditors with PricewaterhouseCoopers Inc.

M-CELL LIMITED

INCOME STATEMENTS

For the year ended 31 March 2002

COMPANY 2001 Rm	COMPANY 2002 Rm		Notes	GROUP 2002 Rm	GROUP 2001 Rm
–	**–**	**Revenue**	4	**12 432,0**	8 337,3
–	**–**	Cost of sales	4	**(5 081,1)**	(3 352,6)
–	**–**	**Gross profit**		**7 350,9**	4 984,7
(2,9)	**1,4**	Operating expenses – net of sundry income	5	**(3 586,1)**	(2 193,2)
(2,9)	**1,4**	**Earnings (loss) before interest, taxation, depreciation and amortisation (EBITDA)**		**3 764,8**	2 791,5
–	**–**	Depreciation	6	**(1 081,6)**	(688,5)
–	**–**	Amortisation	7	**(341,2)**	(148,3)
(2,9)	**1,4**	**Profit (loss) from operations before goodwill amortisation**		**2 342,0**	1 954,7
–	**–**	Goodwill amortisation	15, 18	**(592,0)**	(411,2)
(2,9)	**1,4**	**Profit (loss) from operations**		**1 750,0**	1 543,5
173,8	**30,8**	Finance income	8	**130,5**	81,6
–	**–**	Finance costs	9	**(447,4)**	(264,6)
–	**–**	Share of losses of associated companies		**(4,8)**	(0,6)
170,9	**32,2**	**Profit before taxation**		**1 428,3**	1 359,9
(1,4)	**(0,6)**	Taxation	10	**(900,2)**	(585,3)
169,5	**31,6**	**Profit after taxation**		**528,1**	774,6
–	**–**	Minority interest	11	**44,5**	(61,1)
169,5	**31,6**	**Attributable earnings**		**572,6**	713,5
		Basic earnings per ordinary share (cents)	12		
		– headline		**71,3**	74,5
		– attributable		**35,1**	47,3
		Dividends per ordinary share (cents)	13	**–**	10,0

COMPANY				GROUP	
2001 Rm	**2002 Rm**		Notes	**2002 Rm**	2001 Rm
		ASSETS			
13 617,4	**13 957,3**	**Non-current assets**		**23 290,0**	19 845,0
–	–	Property, plant and equipment	14	**8 321,6**	5 491,3
–	–	Goodwill	15	**10 802,6**	11 191,4
–	–	Intangible assets	16	**3 732,4**	2 870,3
13 610,6	**13 950,1**	Interests in subsidiaries	17	**–**	–
–	–	Interests in associated companies	18	**38,9**	25,9
–	–	Investments	19	**–**	4,0
–	–	Deferred taxation	26	**42,1**	37,3
6,8	**7,2**	Loans	20	**308,6**	224,8
–	–	Non-current prepaid secondary tax on companies		**43,8**	–
149,4	**39,7**	**Current assets**		**4 170,1**	2 394,8
–	–	Inventories	21	**532,7**	265,2
142,7	**39,5**	Trade and other receivables	22	**2 422,4**	1 318,1
2,8	**–**	Taxation prepaid		**0,8**	2,8
3,9	**0,2**	Bank balances, deposits, cash and amounts receivable on demand	36	**1 214,2**	808,7
13 766,8	**13 997,0**	**Total assets**		**27 460,1**	22 239,8
		EQUITY AND LIABILITIES			
		Capital and reserves			
13 593,0	**13 941,9**	Share capital and premium	23	**13 941,9**	13 593,0
18,5	**49,7**	Accumulated profits		**1 601,4**	1 036,9
113,5	**–**	Other reserves	24	**405,8**	137,0
13 725,0	**13 991,6**	**Ordinary shareholders' interest**		**15 949,1**	14 766,9
–	**–**	Minority interests		**820,6**	143,8
13 725,0	**13 991,6**			**16 769,7**	14 910,7
–	**–**	**Non-current liabilities**		**6 216,0**	4 595,1
–	**–**	Long-term borrowings	25	**5 297,8**	3 889,2
–	**–**	Deferred taxation	26	**918,2**	705,9
41,8	**5,4**	**Current liabilities**		**4 474,4**	2 734,0
41,3	**4,1**	Trade and other payables	27	**2 908,2**	1 370,0
0,5	**–**	Provisions	28	**758,9**	407,9
–	**0,6**	Tax liabilities		**329,6**	481,0
–	**–**	Short-term borrowings	25	**139,8**	470,1
–	**0,7**	Bank overdrafts	36	**337,9**	5,0
13 766,8	**13 997,0**	**Total equity and liabilities**		**27 460,1**	22 239,8

M-CELL LIMITED

CASH FLOW STATEMENTS

For the year ended 31 March 2002

COMPANY 2001 Rm	COMPANY 2002 Rm		Notes	GROUP 2002 Rm	GROUP 2001 Rm
		OPERATING ACTIVITIES			
–	–	Cash receipts from customers		**11 751,0**	7 849,3
(16,5)	**(46,6)**	Cash paid to suppliers and employees		**(7 606,9)**	(4 730,0)
(16,5)	**(46,6)**	Net cash generated by (used in) operations	31	**4 144,1**	3 119,3
4,4	**0,8**	Finance income		**114,3**	81,1
–	–	Finance costs		**(447,4)**	(254,5)
(1,3)	**2,8**	Taxation paid	32	**(917,1)**	(31,1)
(118,6)	–	Cash dividends paid	35	–	(142,0)
(132,0)	**(43,0)**	**NET CASH FROM (USED IN) OPERATING ACTIVITIES**		**2 893,9**	2 772,8
		INVESTING ACTIVITIES			
–	–	Finance income		**16,2**	0,5
–	–	Finance costs		–	(10,1)
127,1	**30,0**	Cash dividends received from subsidiaries		–	–
0,8	–	Proceeds on disposal of investments	33	**4,0**	0,8
–	–	Proceeds on disposal of property, plant and equipment		**7,7**	3,1
–	–	Acquisition of investments	33	–	(0,5)
–	–	Acquisition of property, plant and equipment	14	**(3 355,7)**	(2 219,0)
–	–	– to maintain operations		**(227,3)**	(19,5)
–	–	– to expand operations		**(3 128,4)**	(2 199,5)
–	–	Acquisitions of intangible assets	16	**(231,5)**	(2 385,4)
(53,9)	–	Acquisition of minority interests in subsidiaries	33	–	(53,9)
–	–	Net assets of joint ventures (2001: subsidiaries) acquired	34	**(12,0)**	–
–	–	Acquisitions of interests in associated companies	33	**(20,2)**	(19,2)
–	**(0,4)**	Repayments from (loans to) employee share incentive schemes		**41,2**	5,4
–	–	Net (increase) decrease in long-term receivables		**(71,3)**	14,6
–	–	Net assets of subsidiaries disposed of		**4,1**	–
–	–	Variation of interest in joint venture		**(23,0)**	–
74,0	**29,6**	**NET CASH FROM (USED IN) INVESTING ACTIVITIES**		**(3 640,5)**	(4 663,7)
		FINANCING ACTIVITIES			
11,5	**9,0**	Net increase in borrowings		**139,8**	2 258,6
–	–	Shareholder funding net of share issue expenses		**562,6**	64,1
–	–	Proceeds on issue of convertible debentures		–	7,1
11,5	**9,0**	**NET CASH FROM FINANCING ACTIVITIES**		**702,4**	2 329,8
(46,5)	**(4,4)**	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**		**(44,2)**	438,9
50,4	**3,9**	**CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR**		**803,7**	380,4
–	–	Foreign entities translation adjustment		**116,8**	(15,6)
3,9	**(0,5)**	**CASH AND CASH EQUIVALENTS AT END OF YEAR**	36	**876,3**	803,7

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY For the year ended 31 March 2002

	Share capital Rm	Share premium Rm	Accumulated profits Rm	Other reserves Rm	Total Rm
GROUP					
Balance at 31 March 2000	0,1	1 417,4	508,0	(2,1)	1 923,4
Net profit attributable to ordinary shareholders for the year	–	–	713,5	–	713,5
Net exchange differences arising on translation of foreign entities	–	–	–	18,9	18,9
Dividends	–	–	(162,1)	–	(162,1)
Share capital issued at a premium less share issue expenses[1]	–	12 175,5	–	–	12 175,5
Share election reserve (Note 24)	–	–	–	113,5	113,5
Transfer between reserves (Note 24)	–	–	(6,7)	6,7	–
Variation of interests in dormant subsidiary	–	–	(15,8)	–	(15,8)
Balance at 31 March 2001	**0,1**	**13 592,9**	**1 036,9**	**137,0**	**14 766,9**
Net profit attributable to ordinary shareholders for the year	–	–	**572,6**	–	**572,6**
Net exchange differences arising on translation of foreign entities	–	–	–	**374,6**	**374,6**
Dividends	–	–	**(0,4)**	–	**(0,4)**
Share capital issued at a premium less share issue expenses[1]	–	**348,9**	–	–	**348,9**
Share election reserve (Note 24)	–	–	–	**(113,5)**	**(113,5)**
Transfer between reserves (Note 24)	–	–	**(7,7)**	**7,7**	–
Balance at 31 March 2002	**0,1**	**13 941,8**	**1 601,4**	**405,8**	**15 949,1**
Notes	*23*	*23*		*24*	
COMPANY					
Balance at 31 March 2000	0,1	1 417,4	11,1	–	1 428,6
Net profit attributable to ordinary shareholders for the year	–	–	169,5	–	169,5
Dividends	–	–	(162,1)	–	(162,1)
Share capital issued at a premium less share issue expenses	–	12 175,5	–	–	12 175,5
Share election reserve (Note 24)	–	–	–	113,5	113,5
Balance at 31 March 2001	**0,1**	**13 592,9**	**18,5**	**113,5**	**13 725,0**
Net profit attributable to ordinary shareholders for the year	–	–	**31,6**	–	**31,6**
Dividends	–	–	**(0,4)**	–	**(0,4)**
Share capital issued at a premium less share issue expenses[1]	–	**348,9**	–	–	**348,9**
Share election reserve (Note 24)	–	–	–	**(113,5)**	**(113,5)**
Balance at 31 March 2002	**0,1**	**13 941,8**	**49,7**	–	**13 991,6**
Notes	*23*	*23*		*24*	

[1] Share capital less than R0,1 million

1. PRESENTATION OF FINANCIAL STATEMENTS

These financial statements are presented in South African rand since that is the currency in which the majority of the Group's transactions are denominated.

In the current year's financial statements, the following principal accounting policies are consistent in all material respects with those of the previous year.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP).

The accounting policies remain unchanged from the previous year and are set out below:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of M-Cell Limited and all its subsidiaries for the year ended 31 March 2002. Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All material intercompany transactions and balances between Group enterprises are eliminated on consolidation. Special purpose entities (including insurance cell captives) are consolidated.

Interests in associated companies

An associate is an enterprise over which the Group exercises significant influence with respect to its financial and operating policies, but which it does not control.

Investments in associated undertakings are accounted for using the equity method of accounting. The carrying amount of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

The Group's share of post-acquisition accumulated profits and other reserves of associated companies, which is generally determined from their latest audited financial statements, is included in the carrying value of the investments, and the annual profit attributable to the Group is transferred to non-distributable reserves.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using the proportionate consolidation method of accounting. The Group's share of the assets, liabilities, income and expenses of jointly controlled entities are combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

Where the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the joint venture except where unrealised losses provide evidence of an impairment of the asset transferred.

Goodwill

Goodwill arising on consolidation represents the excess of the costs of acquisition over the Group's interests in the fair value of identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill arising on acquisitions that occurred prior to 31 March 2000 was charged directly against reserves.

Goodwill arising on acquisitions is capitalised and amortised on a straight-line basis over its useful economic life, generally not exceeding 20 years.

Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries and jointly controlled entities is presented separately in the balance sheet.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of unamortised goodwill or negative goodwill is included in the determination of the profit or loss on disposal.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

Investments

Investments, including those in subsidiary companies, are stated at cost, less amounts written off where there has been a permanent diminution in value.

Where an investment is acquired in a non-monetary exchange, its cost is determined by reference to its fair value at the date of acquisition. Where such fair value is not readily determinable, the cost is based on fair value of the asset given up.

Revenue recognition

Revenue, which excludes value-added taxation, comprises:
- The gross invoiced value, before charging discounts and commissions of outgoing airtime and associated revenues; and incoming call and roaming revenues;
- The net invoiced value, after charging discounts and commissions, of sales of cellular telephones and accessories.

Revenue is recognised at the date that goods are delivered to customers or services provided.

Other income earned by the Group is recognised on the following bases:
- Interest income is accrued on a time basis, by reference to the principal amount outstanding and at the interest rate applicable.
- Dividend income from investments is recognised when the shareholders' rights to receive payment are established.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are capitalised at the estimated present value of the underlying lease payments at the date of acquisition. The corresponding liability to the lessor, net of finance charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and fair value of the assets acquired, are charged to the income statement over the term of the relevant leases so as to produce a constant periodic rate of interest on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant leases.

Borrowing costs

Borrowing costs are expensed in the period in which they are incurred.

Employee benefits

Short-term employee benefits

Remuneration to employees in respect of services rendered during a reporting period is recognised as an expense in that reporting period. Provision is made for accumulated leave and other vested and non-vested short-term benefits expected to arise in the ordinary course of business.

Equity compensation plans

Where debentures vest or employees exercise options in terms of the rules and regulations of the various staff incentive schemes, shares are issued to participants as beneficial owners. The directors procure a listing of these shares on the JSE Securities Exchange South Africa on which the company's shares are listed. In exchange, employees entitled to such shares or share options pay in cash a consideration equal to the nominal debenture value or the option price allocated to them. The nominal value of shares issued is credited to share capital and the difference between the nominal value and the debenture value/option price is credited to share premium.

Post-employment benefits

The cost of post-employment benefits are made up of those obligations which the Group has towards current and retired employees.

Defined contribution plans

Pension and provident funds

Contributions to defined contribution plans in respect of services during a period, are recognised as an expense in that period.

Termination benefits

Termination benefits are charged against income when the Group is committed to terminating the employment of an employee or group of employees before their normal retirement date.

Earnings per ordinary share

Attributable earnings per ordinary share is calculated on the weighted average number of ordinary shares in issue during the period and is based on the net profit attributable to ordinary shareholders.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

Headline earnings per ordinary share is calculated on the weighted average number of ordinary shares in issue during the period and is based on the earnings attributable to ordinary shareholders, after excluding exceptional items.

Provisions
A provision is recognised when there is a legal or constructive obligation as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Deferred taxation
Deferred taxation is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Current enacted tax rates are used to determine deferred taxation.

Under this method the Group is required to make provision for deferred taxation in relation to an acquisition, on the difference between the fair values of the net assets acquired and their tax base. Provision for taxes, mainly withholding taxes, which could arise on the remittance of accumulated profits, principally relating to subsidiaries, is only made where a decision has been made to remit such earnings.

The principal temporary differences arise from depreciation on property, plant and equipment, and tax losses carried forward. Deferred taxation assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

No deferred tax is recognised if the temporary difference arises from goodwill or from the initial recognition of an asset which has no impact on accounting profit or taxable income.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes all costs directly attributable to bringing the asset to working condition for its intended use. Depreciation of property, plant and equipment is calculated to write off the cost thereof, excluding land, which is not depreciated, on the straight-line basis over their expected useful lives as follows:

Buildings	6,67%
Plant, furniture and equipment	10% – 50%
Aircraft and vehicles	20% – 25%
Leasehold improvements	Shorter of the term of the lease or 5 years

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between sales proceeds and the carrying amount of the asset and is recognised in the income statement when the asset is sold or retired.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount (i.e. impairment losses are recognised).

Other intangible assets
Connection incentive costs of all cellular subscribers with fixed period contracts are capitalised and amortised over one year. The capitalisation of these costs is limited to the net connection incentive costs paid to service providers.

The cellular licence fees and certain other items of deferred expenditure which are considered to have an enduring benefit are capitalised and amortised on the straight-line basis over an appropriate period so as to match expenditures with future related economic benefits. The amortisation periods are as follows:

	Years
Licence fees	10 – 15
Other intangible assets	5

Inventories
Inventories are stated at the lower of cost or net realisable value on a weighted average basis. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution. Where appropriate, provision is made for slow moving, obsolete and defective inventories.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

Cash and cash equivalents
Cash and cash equivalents consist of bank balances, deposits and cash, net of bank overdrafts for purposes of the cash flow statement.

Foreign currencies
In order to hedge its exposure to foreign exchange risks, the Group enters into forward exchange contracts. Transactions in foreign currencies are recorded at spot rates ruling on the transaction date. Assets and liabilities in foreign currencies are translated to rand at rates of exchange ruling at the end of the financial year. Where a related forward exchange contract is designated as a hedge, the costs of hedging are included in the measurement of the underlying transaction. Where forward exchange contracts are not designated as hedges, they are marked to market at year-end and the exchange differences are included in the income statement.

Financial statements of foreign entities are translated to rand as follows:
- Assets and liabilities at rates of exchange ruling at the end of the year.
- Income statement items at weighted average rates of exchange for the year.
- Differences arising on translation are taken directly to non-distributable reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity after 31 March 2000 are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Financial instruments
Financial assets
The Group's principal financial assets are bank balances and cash, trade receivables and equity investments. Trade receivables are stated at the nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Investments where the Group is not in a position to exercise significant influence or joint control, are stated at cost less any impairment losses, where the investments' carrying amounts exceed their estimated recoverable amounts.

Financial liabilities
Financial liabilities are classified according to the substance of the contractual arrangements entered into.

Significant financial liabilities include interest-bearing bank loans and overdrafts, convertible debentures and trade and other payables.

Interest-bearing bank loans and overdrafts and convertible loan notes are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instruments to the extent that they are not settled in the period in which they arise.

Basis of accounting for underwriting activities
Underwriting results are determined on an annual basis whereby the incurred cost of claims, commission and related expenses is charged against the earned proportion of premiums, net of reinsurance, as follows:
- Claims incurred comprise claims and related expenses paid in the year and changes in the provisions for claims incurred but not reported, and related expenses, together with any other adjustments to claims from previous years. Where applicable, deductions are made for salvage and other recoveries.
- Claims outstanding represent the ultimate cost of settling all claims (including direct and indirect settlement costs) arising from events that have occurred up to the balance sheet date, including provision for claims incurred but not yet reported, less any amounts paid in respect of those claims. Claims outstanding are reduced by anticipated salvage and other recoveries.

Research and development
Research and development costs are expensed in the period in which they are incurred.

Comparatives
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

3. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into two operating divisions, wireless telecommunications (MTN) and satellite telecommunications (Orbicom). These divisions are the basis on which the Group reports its primary segment information as set out below:

2002	Wireless geographic segments				
	South Africa* Rm	Rest of Africa Rm	Satellite segment Rm	Other Rm	Consolidated Rm
REVENUE					
External sales	10 029,5	2 349,3	101,0	–	12 479,8
Intra-segment	(47,8)	–	–	–	(47,8)
Total revenue	9 981,7	2 349,3	101,0	–	12 432,0
Intra-segment sales are charged at cost plus a percentage profit mark-up					
EBITDA	3 329,2	439,4	(3,8)	–	3 764,8
Depreciation	(841,7)	(231,5)	(8,4)	–	(1 081,6)
Amortisation of intangible assets	(174,6)	(166,6)	–	–	(341,2)
Goodwill amortisation	(2,4)	(0,7)	–	(588,9)	(592,0)
Finance costs	(269,6)	(176,0)	(1,8)	–	(447,4)
Finance income	96,2	32,0	2,3	–	130,5
Share of profits (losses) of associates	(4,8)	0,3	(0,3)	–	(4,8)
Taxation	(699,7)	(200,4)	(0,1)	–	(900,2)
Minority interests	–	44,5	–	–	44,5
Attributable earnings	1 432,6	(259,0)	(12,1)	(588,9)	572,6
BALANCE SHEET					
Assets					
Other non-current assets	5 233,3	7 192,4	45,7	10 779,7	23 251,1
Current assets	2 133,4	2 014,8	21,9	–	4 170,1
Interests in associates	31,7	2,9	4,3	–	38,9
Total assets	7 398,4	9 210,1	71,9	10 779,7	27 460,1
Liabilities					
Other non-current liabilities	2 236,7	3 979,2	0,1	–	6 216,0
Current liabilities	1 937,2	2 495,0	42,2	–	4 474,4
Total liabilities	4 173,9	6 474,2	42,3	–	10 690,4
CASH FLOW INFORMATION					
Net cash from (used in) operating activities	2 003,9	891,8	(1,8)	–	2 893,9
Acquisitions of property, plant and equipment	(992,9)	(2 357,2)	(5,6)	–	(3 355,7)
Acquisitions of intangible assets	(172,1)	(59,4)			(231,5)
Other investing cash flows	(1 177,8)	(92,5)	(0,4)	1 217,4	(53,3)
Net cash from (used in) investing activities	(2 342,8)	(2 509,1)	(6,0)	1 217,4	(3 640,5)
Net cash from (used in) financing activities	(1 183,2)	3 087,7	15,3	(1 217,4)	702,4
	Number of employees	Number of employees	Number of employees	Number of employees	Number of employees
Average number of employees for the year for each of the Group's principal segments were as follows	2 442	1 578	87	–	4 107

* *Including MTN Network Solutions*

3. **BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)**

Business segments

For management purposes, the Group is currently organised into two operating divisions, wireless telecommunications (MTN) and satellite telecommunications (Orbicom). These divisions are the basis on which the Group reports its primary segment information as set out below:

2001	Wireless geographic segments				
	South Africa Rm	Rest of Africa Rm	Satellite segment Rm	Other Rm	Con-solidated Rm
REVENUE					
External sales	7 878,0	377,1	90,2	–	8 345,3
Intra-segment	(8,0)	–	–	–	(8,0)
Total revenue	7 870,0	377,1	90,2	–	8 337,3
Intra-segment sales are charged at cost plus a percentage profit mark-up					
EBITDA	2 667,9	113,4	10,2	–	2 791,5
Depreciation	(638,3)	(41,8)	(8,4)		(688,5)
Amortisation of intangible assets	(108,9)	(39,4)	–		(148,3)
Goodwill amortisation	(0,4)	–	–	(410,8)	(411,2)
Finance costs	(183,0)	(80,4)	(1,2)	–	(264,6)
Finance income	74,4	6,7	0,5	–	81,6
Share of profits (losses) of associates	(0,8)	0,2	–	–	(0,6)
Taxation	(555,2)	(27,9)	(2,2)	–	(585,3)
Minority interests	–	0,3	–	(61,4)	(61,1)
Attributable earnings	1 255,7	(68,9)	(1,1)	(472,2)	713,5
BALANCE SHEET					
Assets					
Other non-current assets	5 064,8	3 503,8	52,2	11 198,3	19 819,1
Current assets	2 070,7	314,3	9,8	–	2 394,8
Interests in associates	24,2	1,7	–	–	25,9
Total assets	7 159,7	3 819,8	62,0	11 198,3	22 239,8
Liabilities					
Other non-current liabilities	1 980,4	2 609,8	4,9	–	4 595,1
Segment liabilities	2 234,8	474,9	24,3	–	2 734,0
Total liabilities	4 215,2	3 084,7	29,2	–	7 329,1
CASH FLOW INFORMATION					
Net cash from (used in) operating activities	2 647,2	116,8	8,8	–	2 772,8
Acquisitions of property, plant and equipment	(1 766,2)	(428,7)	(24,1)	–	(2 219,0)
Acquisitions of intangible assets	(132,6)	(2 252,8)	–	–	(2 385,4)
Other investing cash flows	(689,5)	0,1	15,3	614,8	(59,3)
Net cash from (used in) investing activities	(2 588,3)	(2 681,4)	(8,8)	614,8	(4 663,7)
Net cash from (used in) financing activities	(309,9)	3 256,7	(2,2)	(614,8)	2 329,8
	Number of employees	Number of employees	Number of employees	Number of employees	Number of employees
Average number of employees for the year for each of the Group's principal segments were as follows	2 561	511	96	–	3 168

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		4. REVENUE AND COST OF SALES		
		4.1 Revenue by operating division		
–	–	Wireless telecommunications	**11 042,5**	7 278,9
		Cellular telephones and accessories	**1 288,5**	968,2
–	–	Satellite telecommunications	**101,0**	90,2
–	–	**Revenue**	**12 432,0**	8 337,3
		Cost of sales	**(5 081,1)**	(3 352,6)
–	–	Commissions and discounts	**(575,6)**	(368,3)
		Interconnect costs	**(1 400,3)**	(680,8)
		Cellular telephones and accessories	**(1 816,4)**	(1 466,4)
		Lease line costs	**(375,2)**	(260,9)
		Other cost of sales	**(913,6)**	(576,2)
		Gross profit	**7 350,9**	4 984,7
		4.2 Analysis of revenue by category		
–	–	Revenue from services	**11 143,5**	7 369,1
–	–	Sale of cellular telephones and accessories	**1 288,5**	968,2
–	–		**12 432,0**	8 337,3
		5. OPERATING EXPENSES – NET OF SUNDRY INCOME		
		are stated after taking account of the following items:		
0,3	**0,7**	Auditors' remuneration	**9,9**	5,0
0,3	**0,4**	– Audit fees	**4,3**	3,0
–	**0,3**	– Fees for other services	**5,5**	1,9
–	–	– Expenses	**0,1**	0,1
0,1	**0,5**	Directors' emoluments	**5,6**	0,1
		For details refer to Directors' report		
–	–	Depreciation (Notes 6 and 14)	**1 081,6**	688,5
		Amortisation of intangible assets (Notes 7 and 16)	**341,2**	148,3
–	–	Operating lease charges	**176,0**	156,7
–	–	– Land and buildings	**135,5**	107,1
–	–	– Equipment and vehicles	**40,5**	49,6
–	–	Net foreign exchange losses (gains) excluding on funding of operations	**18,3**	(4,8)
6,9	**1,4**	Fees paid for services	**31,2**	31,3
6,2	**0,3**	– Administrative	**12,6**	16,5
0,5	**1,0**	– Secretarial	**1,0**	0,5
0,2	**0,1**	– Technical fees paid	**17,6**	14,3
–	–	Gain on dilution on consolidation of interest in MTN Nigeria	**(25,1)**	–
–	–	Impairment of equipment	**12,7**	–

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		5. OPERATING EXPENSES – NET OF SUNDRY INCOME (continued)		
–	–	(Profit) loss on disposal of property, plant and equipment (Note 14)	**(1,8)**	5,0
–	–	Staff costs	**826,0**	631,2
–	–	– Salaries and wages	**753,5**	592,8
–	–	– Pension costs – defined contribution plans	**45,5**	38,0
–	–	– Termination benefits	**27,0**	0,4
–	–	Repairs and maintenance	**331,1**	159,3
–	–	Research and development	**0,2**	0,9
(17,9)	**(6,2)**	Technical fees received	**(23,0)**	(2,6)
		Analysis of opex by function section		
–	–	Sales, marketing and distribution	**1 204,1**	877,8
–	–	Staff cost	**826,0**	631,2
2,9	**(1,4)**	Administration and general	**1 556,0**	684,2
2,9	**(1,4)**		**3 586,1**	2 193,2
		6. DEPRECIATION		
–	–	Land and buildings	**29,0**	5,3
–	–	Plant, furniture and equipment	**1 034,2**	669,0
–	–	Aircraft and vehicles	**12,0**	5,3
–	–	Leasehold improvements	**6,4**	8,9
–	–		**1 081,6**	688,5
		7. AMORTISATION		
–	–	Connection incentives	**166,1**	102,2
–	–	Licence fees	**171,0**	36,9
–	–	Other intangible assets	**4,1**	9,2
–	–		**341,2**	148,3
		8. FINANCE INCOME		
4,4	**0,8**	**Interest received**	**130,5**	81,6
4,4	**0,8**	– Bank deposits	**127,2**	81,6
–	–	– Foreign exchange gains related to funding of operations	**3,3**	–
169,4	**30,0**	**Dividends received from subsidiaries**	–	–
173,8	**30,8**		**130,5**	81,6
		9. FINANCE COSTS		
–	–	Interest on borrowings	**425,4**	264,6
–	–	Foreign exchange loss related to funding operations	**22,0**	–
–	–		**447,4**	264,6

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		10. TAXATION		
		Current taxation		
1,4	**0,6**	**Normal taxation**	**707,5**	425,4
1,4	**0,6**	Current year	**685,4**	459,5
–	–	Prior year under (over)provision	**7,7**	(46,1)
–	–	Secondary taxation on companies	–	6,1
–	–	Foreign income and withholding taxation	**14,4**	5,9
–	–	**Deferred taxation (Note 26)**	**192,6**	159,9
–	–	Current year	**192,6**	113,8
–	–	Prior year under-provision	–	46,1
1,4	**0,6**	**Taxation attributable to the company and its subsidiaries**	**900,1**	585,3
–	–	Share of taxation attributable to associates	**0,1**	–
1,4	**0,6**		**900,2**	585,3
		South African normal taxation is calculated at 30% (2001: 30%) of the estimated taxable income for the year. Taxation for foreign subsidiaries is calculated at the rates prevailing in the applicable jurisdictions.		
		Tax losses		
		Estimated assessable losses available for the reduction of future taxable income	**260,5**	103,7
%	**%**	**Tax rate reconciliation**	**%**	%
		The charge for the year can be reconciled to the effective rate of taxation as follows:		
30,0	**30,0**	Taxation at the standard rate	**30,0**	30,0
0,6	–	Tax effect of expenses that are not deductible in determining taxable profit	**13,6**	10,9
–	–	Tax effect of utilisation of tax losses not previously recognised	–	0,2
–	–	Deferred tax assets not recognised	**7,1**	–
–	–	Effect on different tax rates of subsidiaries operating in other jurisdictions	**(0,5)**	(1,2)
(29,7)	**(28,1)**	Exempt income	–	–
–	–	Secondary taxation on companies	–	0,4
–	–	Other temporary differences	**12,8**	2,7
(0,1)	–	Capital profits	–	–
0,8	**1,9**		**63,0**	43,0
		11. MINORITY INTERESTS		
		Minority share of loss in MTN Nigeria	**44,5**	–
		Minority share of profits of MTN Holdings (23% held by Transnet Limited)	–	(61,1)
			44,5	(61,1)

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		12. EARNINGS PER ORDINARY SHARE		
		The calculation of headline earnings per ordinary share is based on the net profit attributable to ordinary shareholders before goodwill amortisation of R1 164,6 million (2001: R1 124,7 million) and a weighted average of 1 632 852 938 (2001: 1 508 874 016) ordinary shares in issue during the year.		
		The calculation of diluted earnings per ordinary share is based on the net profit attributable to ordinary shareholders before goodwill amortisation of R1 164,6 million (2001: R1 124,7 million) and a weighted average of 1 646 887 728 (2001: 1 538 881 701) fully diluted ordinary shares in issue during the year. The number of fully diluted ordinary shares has been calculated by taking into account ordinary shares that would be issued in respect of the MTN Holdings convertible debentures and outstanding M-Cell share options.		
		Reconciliation between attributable and headline earnings		
		Net profit attributable to ordinary shareholders for the year	**572,6**	713,5
		Goodwill amortisation	**592,0**	411,2
		Headline earnings	**1 164,6**	1 124,7
		Basic earnings per ordinary share (cents)		
		– Headline	**71,3**	74,5
		– Attributable	**35,1**	47,3
		Diluted earnings per share (cents)		
		– Headline	**70,7**	73,1
		– Attributable	**34,8**	46,4
		Potential effect of dilution (%)	**0,8**	1,9
		13. DIVIDENDS PER ORDINARY SHARE		
		Interim paid		
48,6	–	0 cents (2001: 3 cents) per ordinary share	–	48,6
		Final proposed		
113,5	**0,4***	0 cents (2001: 7 cents) per ordinary share	**0,4***	113,5
		– Share election reserve (Note 24)		
162,1	**0,4**		**0,4**	162,1

** Relates to additional amounts in respect of 2001 final dividend*

14. PROPERTY, PLANT AND EQUIPMENT

	Buildings Rm	Plant, furniture and equipment Rm	Aircraft and vehicles Rm	Capitalised leased assets Rm	Leasehold improvements Rm	Total Rm
GROUP						
COST						
Balance at 31 March 2000	56,0	5 196,1	17,0	4,5	68,8	5 342,4
Additions at cost	96,4	2 090,7	15,0	–	16,9	2 219,0
Disposals	(0,1)	(12,8)	(0,9)	–	–	(13,8)
Exchange differences	2,0	45,3	1,3	–	0,2	48,8
Balance at 31 March 2001	154,3	7 319,3	32,4	4,5	85,9	7 596,4
Reallocations	–	(3,6)	4,4	–	(0,5)	0,3
	154,3	7 315,7	36,8	4,5	85,4	7 596,7
Additions at cost	**244,8**	**3 055,2**	**35,5**	–	**20,2**	**3 355,7**
Disposals	**(3,9)**	**(5,9)**	**(6,3)**	–	**(0,2)**	**(16,3)**
Net assets of subsidiary disposed	–	**(4,1)**	–	–	–	**(4,1)**
Acquisitions of subsidiaries	–	**2,6**	–	–	–	**2,6**
Exchange differences	**32,9**	**581,8**	**15,1**	–	**2,6**	**632,4**
Balance at 31 March 2002	**428,1**	**10 945,3**	**81,1**	**4,5**	**108,0**	**11 567,0**
ACCUMULATED DEPRECIATION						
Balance at 31 March 2000	12,7	1 383,5	5,8	4,5	12,5	1 419,0
Charge for the year	5,3	669,0	5,3	–	8,9	688,5
Disposals	–	(5,3)	(0,3)	–	–	(5,6)
Exchange differences	–	3,0	0,2	–	–	3,2
Balance at 31 March 2001	18,0	2 050,2	11,0	4,5	21,4	2 105,1
Reallocations	–	–	0,3	–	–	0,3
	18,0	2 050,2	11,3	4,5	21,4	2 105,4
Charge for the year	**29,0**	**1 034,2**	**12,0**	–	**6,4**	**1 081,6**
Impairment of equipment		**12,7**		–		**12,7**
Disposals	–	**(5,1)**	**(5,3)**	–	–	**(10,4)**
Exchange differences	**1,0**	**51,4**	**2,6**	–	**1,1**	**56,1**
Balance at 31 March 2002	**48,0**	**3 143,4**	**20,6**	**4,5**	**28,9**	**3 245,4**
CARRYING AMOUNT						
At 31 March 2001	136,3	5 265,5	25,5	–	64,0	5 491,3
At 31 March 2002	**380,1**	**7 801,9**	**60,5**		**79,1**	**8 321,6**
PROFIT (LOSS) ON DISPOSAL						
Proceeds	4,0	0,3	3,4	–	–	7,7
Net book value of disposals	(3,9)	(0,8)	(1,0)	–	(0,2)	(5,9)
Profit (loss) on disposals	**0,1**	**(0,5)**	**2,4**	–	**(0,2)**	**1,8**

A register containing details of land and buildings is available for inspection at the registered offices of the respective Group companies.

Encumbrances (Note 25)

Fixed assets – MTN Cameroon
In terms of a syndicated loan facility entered into by MTN Cameroon, fixed assets amounting to R643,3 million have been pledged.

Fixed assets – MTN Uganda
In terms of the Project Co-ordination and Intercreditor Agreement, MTN Uganda has provided a first fixed charge totalling US$24,5 million over the company's fixed assets as security for a syndicated loan made to the company by various banks and financial institutions. Book value of the assets R272,2 million.

Moveable assets – Swazi MTN
Loans from Swazi Empowerment Limited and the Swaziland Industrial Development Corporation are secured by notarial bonds over the company's moveable assets. Book value of the assets R34,2 million.

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		15. GOODWILL		
		Cost		
		Balance at beginning of the year	**11 602,2**	–
		Acquisition of interests in joint ventures (2001: subsidiary) (Note 34)	**8,4**	11 609,4
		Increase in interests of joint venture	**17,0**	–
		Goodwill on conversion of debentures to shares	**177,3**	–
		Reclassification to interest in associates	**–**	(7,2)
		Balance at end of the year	**11 804,9**	11 602,2
		Accumulated amortisation		
		Balance at beginning of the year	**410,8**	–
		Charge for the year related to subsidiaries and joint ventures	**591,5**	411,2
		Reclassification to interest in associates	**–**	(0,4)
		Balance at end of the year	**1 002,3**	410,8
		Carrying amount		
		Balance at end of the year	**10 802,6**	11 191,4

16. INTANGIBLE ASSETS

	Connection incentives Rm	Licence fees Rm	Other intangible assets Rm	Total Rm
GROUP				
Cost				
Balance at 31 March 2001	292,9	2 879,1	14,5	3 186,5
Additions at cost	138,6	–	92,9	231,5
Exchange differences	–	969,3	39,2	1 008,5
Disposals	–	–	(18,2)	(18,2)
Acquisition of subsidiary	–	–	0,1	0,1
Balance at 31 March 2002	**431,5**	**3 848,4**	**128,5**	**4 408,4**
Accumulated amortisation				
Balance at 31 March 2001	217,7	84,1	14,4	316,2
Charge for the year	166,1	171,0	4,1	341,2
Exchange differences	–	33,2	3,6	36,8
Disposals	–	–	(18,2)	(18,2)
Balance at 31 March 2002	**383,8**	**288,3**	**3,9**	**676,0**
Carrying amount				
At 31 March 2001	75,2	2 795,0	0,1	2 870,3
At 31 March 2002	**47,7**	**3 560,1**	**124,6**	**3 732,4**

The Ugandan Communication Commission has granted consent for the assignment of the licence of MTN Uganda as security for the syndicated loan made by various banks and financial institutions (Note 25).

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		17. INTERESTS IN SUBSIDIARIES		
12 084,9	**12 403,3**	Unlisted shares at cost less amount written off		
1 525,7	**1 546,8**	Amount owing by subsidiaries		
13 610,6	**13 950,1**			
		A list of the major subsidiaries material to the financial position of the company is set out in Annexure 1 on page 115.		
		18. INTERESTS IN ASSOCIATED COMPANIES		
		Unlisted shares at cost less amount written off	**16,4**	0,3
		Loans	**22,2**	20,3
		Share of post-acquisition reserves, net of dividends received	**(6,0)**	(1,5)
		Goodwill – net	**7,2**	7,2
		Accumulated amortisation	**(0,9)**	(0,4)
		Book value of interests in associated companies	**38,9**	25,9
		Directors' valuation of unlisted shares	**38,9**	25,9
		Details of the Group's associated companies at 31 March 2002 are set out in Annexures 2 and 3 on pages 115 and 116.		
		19. INVESTMENTS		
		Non-current investments		
		Unlisted investments at cost less amount written off	**–**	4,0
		Details of the Group's investments are set out in Annexure 4 on page 116.		
		20. LOANS		
6,8	**7,2**	Loans to employee share incentive schemes	**103,6**	144,7
–	**–**	Loans to Nigerian partners*	**205,0**	80,1
6,8	**7,2**		**308,6**	224,8
		** Loans to minority shareholders in MTN Nigeria are US$ denominated, interest free and are repayable on 1 July 2006. Dividends declared by MTN Nigeria to each Nigerian shareholder in respect of shares acquired from proceeds of the above loans shall accrue to MTN Mauritius until such loans are paid in full.*		
		21. INVENTORIES		
–	**–**	Finished goods	**501,5**	264,3
–	**–**	Consumable stores and maintenance spares	**45,8**	7,6
–	**–**	Work in progress	**8,2**	2,2
–	**–**	Provision for inventory obsolescence	**(22,8)**	(8,9)
–	**–**		**532,7**	265,2

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		22. TRADE AND OTHER RECEIVABLES		
		Balance at 31 March 2001	–	1 364,1
		Reclassification of provision for doubtful debts from trade and other payables	–	(60,0)
		Reclassification to interest in associate	–	(2,9)
		Reclassification from trade and other payables	–	16,9
		Reclassified balance at 31 March 2001	–	1 318,1
–	–	Trade receivables	**1 923,7**	1 204,6
142,7	–	Sundry debtors and prepayments	**801,7**	220,9
–	–	Provision for doubtful debts	**(317,7)**	(146,0)
–	–	Short-term portion of long-term debtors	–	10,3
–	**39,5**	Intercompany debtors	–	–
–	–	Interest accrued	**14,7**	28,3
142,7	**39,5**		**2 422,4**	1 318,1
		23. SHARE CAPITAL AND PREMIUM		
		Authorised share capital		
0,3	**0,3**	2 500 000 000 ordinary shares of 0,01 cent each	**0,3**	0,3
		Issued and fully paid up share capital		
		1 640 437 341 (2001: 1 620 244 213)		
0,1	**0,1**	ordinary shares of 0,01 cent each	**0,1**	0,1
13 592,9	**13 941,8**	**Share premium**	**13 941,8**	13 592,9
1 417,4	**13 592,9**	Balance at beginning of the year	**13 592,9**	1 417,4
12 175,5	**348,9**	Arising on the issue of shares during the year (net of share issue expenses)	**348,9**	12 175,5
13 593,0	**13 941,9**		**13 941,9**	13 593,0
		The unissued shares are under the unrestricted control of the directors until the next annual general meeting.		
		24. OTHER RESERVES		
		Non-distributable reserves		
–	**113,5**	Balance at beginning of the year	**137,0**	(2,1)
113,5	–	Movement in share election reserve	–	113,5
–	–	Transfer from accumulated profits	**7,7**	6,7
–	–	Net exchange differences arising on translation of foreign entities	**374,6**	18,9
	(113,5)	Capitalised to share premium	**(113,5)**	–
113,5	–	**Balance at end of the year**	**405,8**	137,0
		Consisting of:		
113,5	–	Share election reserve	–	113,5
–	–	Foreign currency translation reserve	**390,6**	15,3
–	–	Contingency reserve (as required by insurance regulations)	**11,1**	8,2
–	–	Statutory reserves (as required by Rwandan legislation)	**4,1**	–
113,5	–		**405,8**	137,0

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		25. BORROWINGS		
		Unsecured		
		Mauritius and South Africa		
		US$350 million loan facility from Standard Bank London Limited/Sumitomo Mitsui Banking Corporation bore interest at LIBOR plus 1,5% per annum and was repaid during the year.	–	2 353,2
		Syndicated US$450 million loan facility arranged by Standard Bank London Limited/Sumitomo Mitsui Banking Corporation bearing interest at LIBOR plus a margin ranging from 1,5% per annum to 2,5% per annum repayable before 12 July 2003.	**3 278,3**	–
		Mauritius		
		Nedcor Trade International – US$11 million facility that bore interest at LIBOR plus 1,2%. This facility was repaid in November 2001.	–	87,8
		South Africa		
		Various composite facilities with various banks bearing interest at rates determined by the nature of specific drawdown instruments. Rates are linked to the bankers' acceptance rate. Currently varying between 11,05% per annum to 11,75% per annum. The facilities mature in 366 days on notice.		
		SCMB	**363,2**	688,9
		Investec	–	150,0
		ABSA	**1,6**	100,0
		FNB	**300,0**	280,0
		Citibank	**300,0**	100,0
		Nedbank	**276,0**	150,0
		MultiChoice Limited Loan bearing interest at 14% per annum, repayable monthly over three years. Repayments commenced on 1 April 2000.	**5,7**	8,3
		Debenture liability 5 874 451 (2001: 9 657 468) unsecured variable rate compulsory convertible debentures of R9,95, R13,11, R36,43 and R84,41 each, convertible into MTN Conversion Shares and bearing interest at a rate not less than the "official rate of interest" according to South African Revenue Service (SARS). In terms of MTN Holdings Staff Incentive Scheme, these debentures will be redeemed by MTN Holdings on a one-for-one basis in exchange for, MTN Holdings Conversion Shares which would then be exchanged for M-Cell shares on a formula to be agreed by the boards of the respective companies.	**97,1**	137,0
		Cameroon		
		Government of Cameroon Communauté Financière Africaine francs (CFA) 10 592,2 million. Historic loans from the Government of Cameroon arising on the incorporation of MTN Cameroon. Although exact terms of the loans are currently under negotiation with the governmental agencies, it has in principle been agreed that the repayments will be six-monthly and will begin on 30 June 2003 until maturity on 30 September 2005. The loans will start to bear interest on 1 September 2002.	**159,2**	122,0
		Ericsson bridging facility €35 million facility on turnkey project from infrastructure supplier bore interest at LIBOR plus 4% per annum. The amount was repaid during the year.	–	60,2

COMPANY			GROUP	
2001 Rm	2002 Rm		2002 Rm	2001 Rm
		25. BORROWINGS (continued)		
		Uganda Citibank US$2 million trade facility, bearing interest at Citibank's base rate less 0,5% per annum and repayable on demand.	2,6	6,5
		Stanbic Bank Limited US$1,5 million short-term facility bearing interest at LIBOR plus 1% per annum.	8,9	–
		SIDA Bond Commercial paper issue guaranteed by SIDA bearing interest at rates linked to 90-day Ugandan Treasury bill rate and repayable in eight six-monthly instalments commencing six months after issue of paper.	29,5	–
		Rwanda Rwanda franc (RWF) 800 million facility bearing interest at 16% per annum repayable annually over five years, which commenced 1 October 2001.	5,1	–
		Swaziland Loan repaid during the year at rates linked to prime overdraft rate.	–	1,0
		Total unsecured borrowings	4 827,2	4 244,9
		Secured ***Uganda*** Principal project loan Uganda shilling (UGS) 18 billion bearing interest at prime less 1% based on the weighted average of bank prime, repayable quarterly from December 2000 until September 2004.	37,8	35,5
		Development Finance Company of Uganda UGS 1,5 billion bearing interest at prime less 1% based on weighted average of bank prime, and repayable quarterly from December 2000 to September 2004.	3,5	3,1
		European Investment Bank US$6,4 million bearing interest at 7,54% and repayable semi-annually from February 2002 until August 2009.	36,0	25,5
		European Investment Bank €3,5 million bearing interest at a composite rate of 8,5% and is repayable in six annual instalments commencing in August 2002.	18,1	12,5
		Swedfund International Subordinated loan of UGS 3 billion bearing no interest and is repayable in September 2007. The repayment value will be linked to the company profits. Lenders are entitled to a remuneration fee pro rata to dividends declared to ordinary shareholders.	13,2	6,8
		Nordic Development fund Subordinated loan of UGS 3 billion bearing no interest. The loan is repayable in September 2007 and the repayment value will be linked to the company profits. Lenders are entitled to a remuneration fee pro rata to dividends declared to ordinary shareholders.	13,3	6,8
		Related to all of above, the book value of assets R272,2 million (Note 14).		

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		25. BORROWINGS (continued)		
		South Africa		
		Rand Merchant Bank Loan bearing interest at 13,9% per annum with interest payable bi-annually and capital repayable on 31 January 2006. The loan is secured by a cession of the life endowment policies of key personnel.	**9,6**	7,2
		Swaziland		
		Swaziland Industrial Development Corporation Loan bearing interest at prime plus 2% per annum with a minimum and maximum of 12% per annum and 22% per annum repayable monthly, which commenced in May 2001 and secured by a first notarial bond over movable assets.		
		Swazi Empowerment Limited Loan bearing interest at prime less 2% per annum secured by a second notarial bond over movable assets and repayable in October 2002.	**3,9**	2,5
		Related to both of the above, book value of assets R34,2 million (Note 14).	**4,9**	6,0
		Cameroon		
		Domestic Amortising Senior Debt Facility (DASDF) of CFA 23 billion bearing interest at Taux d' Intérêts de Appels d' Offres (TIAO) plus 1,75% per annum repayable bi-annually starting June 2003 and is secured by a pledge of MTN Mauritius shares in MTN Cameroon and a notarial bond over property, plant and equipment. A credit enhancement agreement was provided by MTN Holdings.	**83,2**	–
		International Amortising Senior Debt Facility (IASDF) of EURO 58,5 million bearing interest at EURIBOR plus 2,25% per annum, repayable biannually starting June 2003 and is secured by a pledge of MTN Mauritius shares in MTN Cameroon and a notarial bond over property, plant and equipment. A credit enhancement agreement was provided by MTN Holdings. Related to both of the above, book value of assets R643,3 million (Note 14).	**386,9**	–
		Standard Chartered Bank Loan bore interest at 10% per annum and was secured by cash deposit guarantee. The loan was repaid in April 2001.	–	8,5
		Total secured borrowings	**610,4**	114,4
		Total borrowings	**5 437,6**	4 359,3

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		25. BORROWINGS (continued)		
		The maturities of the above borrowings are as follows:		
		On demand or within one year	**139,8**	470,1
		More than one year but not exceeding two years	**4 757,9**	3 139,0
		More than two years nut not exceeding five years	**296,4**	707,5
		More than five years	**243,5**	42,7
		Total borrowings	**5 437,6**	4 359,3
		Amount due in one year shown under current liabilities	**(139,8)**	(470,1)
		Total long-term borrowings	**5 297,8**	3 889,2

	Balance at 31 March 2001 Rm	Charge (credit) to income statement for the year Rm	On acquisition of joint venture Rm	Charge to equity for the year Rm	**Balance at 31 March 2002 Rm**
26. DEFERRED TAXATION					
GROUP					
The major components of the Group's deferred taxation balance, together with movements during the year, are analysed as follows:					
Deferred tax liabilities					
Excess tax allowances over depreciation	692,0	140,4	–	28,5	**860,9**
Expenditure capitalised, but allowable for tax purposes in year in which incurred	29,1	(14,9)	0,1	–	**14,3**
Other temporary differences	44,2	(7,0)	(0,5)	(1,3)	**35,4**
Working capital allowances	(58,8)	66,4	–	(0,1)	**7,5**
Other	(0,6)	0,9	–	(0,2)	**0,1**
Total deferred tax liabilities	705,9	185,8	(0,4)	26,9	**918,2**
Deferred tax assets					
Provisions and other temporary differences	(37,3)	6,8	(2,1)	(9,5)	**(42,1)**
Total deferred tax assets	(37,3)	6,8	(2,1)	(9,5)	**(42,1)**
	668,6	192,6	(2,5)	17,4	**876,1**

MTN Nigeria has been granted pioneer status for five years commencing 8 August 2001 and accordingly is exempt from company income tax for the duration of the pioneer status. The directors have not recognised a deferred tax asset in respect of losses and capital allowances as, in their opinion, the losses and allowances will not be utilised in the near future.

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		27. TRADE AND OTHER PAYABLES		
		Balance at 31 March 2001	–	1 735,3
		Unearned income provision reclassified	–	(323,8)
		Provision for doubtful debts reclassified to trade and other receivables	–	(60,0)
		Reclassification to trade and other receivables	–	16,9
		Reclassification from other provisions	–	1,6
		Reclassified balance at 31 March 2001	–	1 370,0
–	–	Trade creditors	**1 028,2**	1 002,2
19,4	–	Sundry creditors	**171,4**	88,1
6,6	**4,1**	Accrued expenses and other payables	**1 704,1**	264,4
15,3	–	Management fee payable to Johnnic Communications Management Services (Pty) Limited	**4,5**	15,3
41,3	**4,1**		**2 908,2**	1 370,0

28. PROVISIONS

	Opening balance at 31 March 2001 Rm	Reclassifications Rm	**Reclassified balance at 31 March 2001 Rm**	Provided during the year Rm	Utilised during the year Rm	Exchange adjustments Rm	Unused amounts reversed Rm	Other Rm	**Balance 31 March 2002 Rm**
GROUP									
Bonus	**47,9**	–	**47,9**	71,1	(45,5)	2,8	(0,1)	–	**76,2**
Leave	**16,0**	–	**16,0**	20,5	(6,5)	3,7	–	–	**33,7**
Provision for unearned income	–	323,8	**323,8**	388,7	(191,4)	26,0	–	–	**547,1**
Other provisions	**21,8**	(1,6)	**20,2**	48,7	(1,0)	33,3	–	0,7	**101,9**
Total provisions	**85,7**	322,2	**407,9**	529,0	(244,4)	65,8	(0,1)	0,7	**758,9**
GROUP Provisions disclosed separately									
Provision for doubtful debts	**86,0**	60,0	**146,0**	222,6	(82,4)	31,3	(0,1)	0,2	**317,6**
Provision for inventory obsolescence	**8,9**	–	**8,9**	22,3	(11,1)	2,7	–	–	**22,8**
	94,9	60,0	**154,9**	244,9	(93,5)	34,0	(0,1)	0,2	**340,4**
COMPANY									
Management fee			**0,3**	–	(0,3)	–	–	–	–
Advertising			**0,2**	–	(0,2)	–	–	–	–
Total provisions			**0,5**	–	(0,5)	–	–	–	–

29. FINANCIAL INSTRUMENTS

29.1 Foreign currency exposure

Currency risk

The Group utilises foreign currency forward contracts and options to eliminate or reduce the exposure of its foreign currency denominated assets and liabilities, and to hedge future transactions and cash flows. The Group is party to a variety of foreign currency forward contracts and options in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group's principal markets. As a matter of principle, the Group does not enter into derivative contracts for speculative purposes.

At the balance sheet date, the Group had contracted to pay the following amounts under forward contracts and options:

	Foreign amounts		Rand amounts	
	2002 m	2001 m	**2002 Rm**	2001 Rm
GROUP				
Euro	**53,2**	17,7	**530,4**	124,9
US dollar	**30,9**	9,6	**355,9**	78,3
British pound sterling	**0,7**	0,8	**12,1**	9,1
French franc	–	0,1	–	0,1
Swedish krona	**0,5**	–	**0,4**	–
			898,8	212,4

Interest rate risk

Foreign interest rate risk on certain of the Group's long-term borrowings has been hedged via the use of forward foreign exchange contracts and options (Note 25).

Included in the Group balance sheet are the following amounts denominated in currencies other than the functional currency of operation of the relevant entities:

	2002 Rm South Africa	**2002 Rm Other African countries**	2001 Rm South Africa	2001 Rm Other African countries
GROUP				
Assets				
Accounts receivable				
Special drawing rights*	–	–	0,8	–
US dollar	**11,0**	**3,3**	2,1	–
French franc	**2,5**	–	2,6	–
Euro	**0,3**	–	–	–
	13,8	**3,3**	5,5	–
Liabilities				
Long-term liabilities				
US dollar	**246,3**	**69,1**	–	25,5
Euro	–	**421,7**	–	12,5
	246,3	**490,8**	–	38,0

** Unit of payment for international telecommunications transactions*

	2002 South Africa Rm	2002 Other African countries Rm	2001 South Africa Rm	2001 Other African countries Rm
29.1 Foreign currency exposure (continued)				
Current liabilities				
Euro	**531,1**	**45,6**	101,0	166,3
US dollar	**15,4**	**1 212,0**	2,3	30,5
South African rand	**–**	**35,8**	–	5,5
Belgium franc	**–**	**–**	0,1	–
British pound sterling	**8,1**	**10,8**	–	0,8
Swedish krona	**0,7**	**–**	–	–
	555,3	**1 304,2**	103,4	203,1
Total liabilities	**801,6**	**4 832,0**	103,4	241,0

The Group has not hedged its net investments in foreign African entities. The Group's equity investment in Nigeria amounts to US$302 million (2001: US$292 million), portion of this is funded by a syndicated banking facility denominated in US$ (Note 25).

29.2 Concentration of credit risk

The Company's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by each of the Group's individual companies' management based on prior experience and the current economic environment.

29.3 Liquidity risk

In order to mitigate the risk of liquidation, the Group has significant banking facilities and reserve borrowing capacity, including liquid resources as follows:

	2002 Rm	2001 Rm
Period less than 30 days	**1 214,2**	1 671,9

	Carrying amount		Fair value	
	2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
29.4 Fair value of financial instruments				
Type of instrument				
Included in current assets (liabilities)	**390,5**	751,8	**390,5**	751,8
Cash and cash equivalents	**876,3**	803,7	**876,3**	803,7
Accounts receivable	**2 422,4**	1 318,1	**2 422,4**	1 318,1
Accounts payable	**(2 908,2)**	(1 370,0)	**(2 908,2)**	(1 370,0)
Purchase of foreign exchange forward contracts and options	**898,9**	212,4	**898,9**	212,4
Sales of foreign exchange forward contracts and options	**20,3**	–	**20,3**	–

	31 March 2002	31 March 2001
30. EXCHANGE RATES TO SOUTH AFRICAN RAND		
Year-end closing rates		
US dollar	**0,09**	0,12
British pound sterling	**0,06**	0,09
Euro	**0,10**	0,14
Uganda shilling	**156,24**	222,90
Rwanda franc	**40,95**	54,45
Cameroon Communauté Financière Africaine franc	**66,54**	90,91
Nigerian naira	**10,19**	13,70
Average rates for the year		
US dollar	**0,10**	0,14
British pound sterling	**0,07**	0,09
Euro	**0,12**	0,15
Uganda shilling	**185,10**	231,59
Rwanda franc	**48,25**	57,56
Cameroon Communauté Financière Africaine franc	**103,12**	160,82
Nigerian naira	**11,40**	13,99

COMPANY			GROUP	
2001 Rm	**2002 Rm**		**2002 Rm**	2001 Rm
		31. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH GENERATED BY (USED IN) OPERATIONS		
170,9	**32,2**	Profit before taxation	**1 428,3**	1 359,9
		Adjustments for:		
		Share of losses of associated companies	**4,8**	0,6
(173,8)	**(30,8)**	Finance income allocated to:	**(130,5)**	(81,6)
(4,4)	**(0,8)**	– operating activities	**(114,3)**	(81,1)
(169,4)	**(30,0)**	– investing activities	**(16,2)**	(0,5)
–	**–**	Finance costs allocated to:	**447,4**	264,6
–	**–**	– operating activities	**447,4**	254,5
–	**–**	– investing activities	**–**	10,1
–	**–**	Depreciation of property, plant and equipment	**1 081,6**	688,5
–	**–**	Amortisation of intangible assets	**341,2**	148,3
–	**–**	Amortisation of goodwill	**592,0**	411,2
–	**–**	Impairment of equipment	**12,7**	–
(0,4)	**–**	Surplus on disposal of associates and investments	**–**	(0,4)
–	**–**	(Profit) loss on disposal of property, plant and equipment	**(1,8)**	5,0
(3,3)	**1,4**	Operating cash flows before movements in working capital	**3 775,7**	2 796,1
(13,2)	**(48,0)**	Movements in working capital	**368,4**	323,2
–	**–**	(Increase) decrease in inventories	**(239,3)**	117,0
(22,1)	**(10,3)**	(Increase) decrease in trade and other receivables	**(851,2)**	(456,5)
8,9	**(37,7)**	Increase (decrease) in trade and other payables	**1 458,9**	662,7
(16,5)	**(46,6)**	**Net cash generated by (used in) operations**	**4 144,1**	3 119,3

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		32. TAXATION PAID		
2,9	**2,8**	Corporate taxation prepaid at beginning of the year	**2,8**	8,2
–	–	Corporate taxation liability at beginning of the year	**(481,0)**	(92,2)
2,9	**2,8**	Amounts unpaid at beginning of the year	**(478,2)**	(84,0)
(1,4)	**(0,6)**	Amounts charged to income statements	**(900,2)**	(585,3)
–	–	Deferred tax charge	**192,6**	159,9
–	–	Exchange differences	**(16,3)**	0,1
(2,8)	–	Corporate taxation prepaid at end of the year	**(44,6)**	(2,8)
–	**0,6**	Corporate taxation liability at end of the year	**329,6**	481,0
(1,3)	**2,8**		**(917,1)**	(31,1)
		33. SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER INVESTMENTS (CASH FLOW EFFECT)		
(53,9)	–	Subsidiaries	–	(53,9)
(53,9)	–	Acquisition of minority interests	–	(53,9)
–	–	Associated companies	**(20,2)**	(19,2)
–	–	Cost of acquisitions	**(15,0)**	(7,2)
–	–	Increase in loans	**(5,2)**	(12,0)
0,8	–	Other investments	**4,0**	0,3
–	–	Cost of acquisitions	–	(0,5)
0,8	–	Proceeds from disposals	**4,0**	0,8
(53,1)	–		**(16,2)**	(72,8)

COMPANY			GROUP	
2001 Rm	**2002 Rm**		**2002 Rm**	2001 Rm
		34. NET ASSETS OF SUBSIDIARIES AND JOINT VENTURES ACQUIRED		
		During the year the Group acquired a 60% interest in Citec (Proprietary) Limited with effect from 1 June 2001, *renamed to* MTN Network Solutions (Proprietary) Limited, accounted for as a joint venture.		
		During the year ended 31 March 2001 the Group entered into the following transactions:		
		Increased its shareholding in Mobile Telephone Networks Holdings (Propriety) Limited from 77% to 100% with effect from 17 July 2000.		
		Acquired 94% of MTN Nigeria Limited with effect from January 2001.		
		Net assets of joint ventures (2001: subsidiaries) acquired		
		Property, plant and equipment	**2,5**	892,9
		Intangible assets	**0,1**	120,4
		Bank balances and cash	**0,3**	75,9
		Inventories	**0,1**	87,8
		Trade and other receivables	**–**	213,9
		Investments and loans	**–**	43,6
		Trade and other payables	**(1,7)**	(428,5)
		Short-term borrowings	**–**	(113,1)
		Long-term borrowings	**–**	(266,8)
		Shareholders' loans	**–**	(344,1)
		Deferred taxation	**2,6**	–
		Total net assets acquired	**3,9**	282,0
		Goodwill	**8,4**	11 609,4
		Total consideration	**12,3**	11 891,4
		Settled by:		
		Issue of shares	**–**	11 815,5
		Cash	**12,3**	75,9
			12,3	11 891,4
		Net cash outflow arising on acquisition		
		Cash consideration	**(12,3)**	75,9
		Bank balances and cash acquired	**0,3**	(75,9)
			(12,0)	–

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		35. CASH DIVIDENDS PAID		
70,0	–	Amount unpaid at beginning of year	–	70,0
162,1	**0,4**	Dividends recognised during the year	**0,4**	162,1
48,6	–	Cash dividends	–	48,6
113,5	**0,4**	Capitalisation share award treated as a dividend	**0,4**	113,5
–	–	Dividends paid to minority shareholders	–	23,4
(113,5)	**(0,4)**	Election reserve pending issue of shares	**(0,4)**	(113,5)
118,6	–		–	142,0
		36. CASH AND CASH EQUIVALENTS		
0,1	**0,2**	Bank balances, deposits and cash	**1 214,2**	804,9
		Loans to affiliated companies receivable on demand	–	3,8
3,8	–	Inter-company loans	–	–
3,9	**0,2**		**1 214,2**	808,7
–	**(0,7)**	Bank overdrafts	**(337,9)**	(5,0)
3,9	**(0,5)**		**876,3**	803,7
		37. REINSURANCE		
		Reinsurance transactions are entered into with a special purpose vehicle on commercial terms and conditions and at market prices		
		Income statement effect:		
		Outwards reinsurance premium	**(41,0)**	(23,0)
		Share of change in unearned premiums provision	**(20,0)**	(23,0)
		Reinsurance commission	**8,0**	7,0
			(53,0)	(39,0)
		Balance sheet effects:		
		Outstanding claims	**14,0**	(6,0)
		Provision for unearned premiums	**(3,0)**	(23,0)
		Investments	**90,0**	83,0
		Cash receivables	**26,0**	27,0
		Payables	**72,0**	(80,0)
		38. CONTINGENT LIABILITIES		
		Guarantees	**85,5**	84,3
		Orbicom tax assessment under objection	**74,2**	–
		Uganda licence obligations and employee vehicle	**21,9**	14,6
			181,6	98,9

COMPANY			GROUP	
2001 Rm	2002 Rm		2002 Rm	2001 Rm
		39. COMMERCIAL COMMITMENT		
		The granting of a national cellular telecommunications licence placed an obligation on Mobile Telephone Networks (Proprietary) Limited to set up a Joint Economic Development Plan Agreement with the Postmaster-General (now Independent Communications Authority of South Africa (ICASA)). This agreement was a condition for the commencement of commercial operations in June 1994 and involves a commitment estimated at R1 billion over a period of 10 years and is arrived at by a series of multipliers which apply to specific categories of activities. This commitment has been fully met. The total credits received amounted to R1,4 billion and there are no future obligations.		
		40. CAPITAL COMMITMENTS		
		40.1 Commitments for the acquisition of property, plant and equipment		
		Contracted but not provided for	**799,5**	180,9
		Authorised but not contracted for	**5 646,8**	3 601,4
			6 446,3	3 782,3
		Included in capital commitments for 2002 above, is an amount of R350 million related to development of the MTN office park.		
		40.2 The Group's share of capital commitments of joint ventures		
		Contracted but not provided for	**76,5**	78,8
		Authorised but not contracted for	**143,9**	257,2
			220,4	336,0
		The capital expenditure will be closely and continuously monitored and adjusted to the Group's financial capacity and market requirements. Financing in this regard will be from existing resources, borrowings and project funding being raised in MTN Nigeria of approximately US$450 million.	**6 666,7**	4 118,3
		41. LEASE COMMITMENTS		
		At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases which fall due as follows:		
		– Within one year	**219,3**	172,9
		– More than one year but less than two years	**226,9**	105,5
		– More than two years but less than five years	**323,3**	404,3
		– More than five years	**185,2**	224,4
			954,7	907,1
		The preliminary announcement of results published on 12 June 2002 disclosed lease commitments of R724,7 million. The additional R230 million included in this note relates to space segment leases in respect of Orbicom.		
		42. OTHER COMMITMENTS		
		Orders placed to purchase handsets	**27,2**	–

43. RETIREMENT BENEFIT PLANS

GROUP

The Group has made provision for pension and provident schemes covering substantially all employees. All eligible employees are members of defined contribution schemes administered by the Group.

These contribution plans are governed by the Pension Funds Act, 1956. The assets of the schemes are held separately from those of the Group in funds under control of trustees. The cost charged to income represents contributions payable to the scheme by the Group at rates in the rules of the scheme.

Defined contribution plans

The pension and provident funds are defined contribution funds and are designed to provide a lump sum on retirement and not a guaranteed pension. The lump sum is dependent upon the investment performance of the funds. Both employees and the Group companies contribute to the provident funds on a fixed contribution basis. No actuarial valuation of these funds is required.

	COMPANY AND GROUP	
	2002 Rm	2001 Rm
44. RELATED PARTY TRANSACTIONS		
DIRECTORS' EMOLUMENTS		
The remuneration of directors is decided by the remuneration committee having regard to comparable market information.		
For details refer to the Directors' report (pages 78 and 79).		
LOAN TO DIRECTOR		
P L Zim	**6,4**	–
The loan bears no interest and is secured by a cession of an endowment policy in the name of the director. The loan is repayable on 13 July 2006.		

COMPANY			GROUP	
2001 Rm	2002 Rm		2002 Rm	2001 Rm
		44. RELATED PARTY TRANSACTIONS (continued)		
		Other related party transactions		
6,2	–	Amounts paid to Johnnic group companies	**16,4**	29,7
		Management fee – Johnnic Communications Management Services (Pty) Limited		
6,2	–		**16,4**	16,5
–	–	Interest – Johnnic Holdings Limited	**–**	13,2
6,2	–		**16,4**	29,7
		Outstanding balances on loans to other related parties		
48,6	–	Balance at beginning of year	**3,8**	48,6
–	–	Amounts advanced	**–**	–
(44,8)	–	Amounts repaid	**(3,8)**	(44,8)
3,8	–		**–**	3,8
		45. JOINT VENTURES		
		The group had the following effective percentage interests in joint ventures:	**%**	%
		– Swazi MTN Limited	**30**	30
		– MTN Uganda Limited	**52**	50
		– RwandaCell S.A.R.L.	**31**	31
		– MTN Network Solutions (Pty) Limited	**60**	–
		The following amounts are included in the Group's financial statements as a result of the proportionate consolidation of the joint ventures above:		
		Current assets	**160,5**	91,5
		Non-current assets	**674,4**	335,7
		Current liabilities	**(186,2)**	(95,8)
		Non-current liabilities	**(240,4)**	(134,5)
		Revenue	**595,3**	278,8
		Expenses	**(428,0)**	(211,4)
		Cash generated by operations	**227,2**	130,1
		Cash invested	**(228,2)**	(136,0)
		Cash from financing activities	**16,3**	41,7
		Joint control is exercised over the funding and operating activities of MTN Uganda in terms of a joint venture agreement concluded with Telia Overseas AB. MTN Uganda and MTN Network Solutions are proportionately consolidated as joint ventures even though a majority of the ordinary share capital is held by the Group in both operations.		

46. SUBSEQUENT EVENTS

Disposal of 30% shareholding in MTN Cameroon

Subsequent to year-end, in April 2002, MTN Mauritius sold 30% of its holding in MTN Cameroon, on loan account, to Broadband Telecom Limited, a company incorporated in Cameroon. The Group's financial position has not been significantly affected by this transaction.

Encumbrance of assets in MTN Nigeria

In terms of a commercial paper facility entered into by MTN Nigeria, MTN Mauritius has pledged its shares in MTN Nigeria as security. Subsequent to year-end, the Nigerian operation drew down US$55 million on certain facilities (totalling US$170 million) which raised encumbrances on shares and subordinated equity loans held in the subsidiary.

47. TRANSFER PRICING

In terms of the transfer pricing provisions contained in section 31 of the Income Tax Act, 58 of 1962 (the Act) where a taxpayer supplies financial services to a connected person who is a non-South African resident, interest should be charged on an arm's length basis. The Group has consistently taken the view, based on advice from its consultants, that the provisions of section 31 should not apply in respect of the loan element of Shareholder Equity Funding to its African subsidiaries and joint ventures. The South African Revenue Service (SARS) has requested further particulars on this matter and the Company has responded appropriately with its rationale for the approach adopted. The Group and its professional advisors continue to believe in the soundness of the approach adopted and accordingly consider that there is no justification to raise a provision for any potential liability in this matter.

48. CLASSIFICATION OF MTN MAURITIUS AS A FOREIGN ENTITY

MTN Mauritius has been accounted for, on consolidation, as a foreign entity, i.e. a foreign operation that is not integral to those of the reporting enterprise. The distinction between accounting for MTN Mauritius as a foreign entity as compared to an integral foreign operation is however judgmental as MTN Mauritius has characteristics of both a foreign entity and an integral foreign operation.

A conclusion was reached that MTN Mauritius meets the criteria as defined by SA GAAP under AC 112 "The effects of changes in foreign exchange rates" paragraph 26 resulting in the accounting treatment for foreign entities being adopted. This conclusion is premised on the following facts:

- AC 112's criteria relate mainly to operating companies, which MTN Mauritius is not.
- MTN Mauritius is managed in substance as an autonomous entity.
- The cash flows and risks of MTN Mauritius are considered to be insulated from the rest of the Group.
- MTN Mauritius could not easily be collapsed and integrated into the rest of the Group without a major restructuring process.

MTN Mauritius investments into its African investments are classified as foreign entities in terms of AC 112. If MTN Mauritius had been classified as an integral foreign operation, the effect on the income statement would have been the recognition of a translation loss amounting to R614 million (debit), with an equivalent increase in the foreign currency translation reserve (credit).

ANNEXURE 1

INTERESTS IN MAJOR SUBSIDIARIES as at 31 March 2002

Subsidiaries in which M-Cell Limited has a direct and indirect interest	Principal activity	Place of incorporation	Issued ordinary share capital	Effective % interest in issued ordinary share capital		Book value of holding company interest: Shares		Indebtedness	
			Rm	**2002** %	2001 %	**2002** **Rm**	2001 Rm	**2002** **Rm**	2001 Rm
Mobile Telephone Networks Holdings (Pty) Limited	Investment holding company	South Africa	5,1	**100**	100	**12 402,5**	12 084,1	**1 504,1**	1 492,0
Mobile Telephone Networks (Pty) Limited	Network operator	South Africa	*	**100**	100	–	–	–	–
M-Tel (Pty) Limited	Service provider	South Africa	*	**100**	100	–	–	–	–
Mobile Telephone Networks Africa (Pty) Limited	Investment holding company	South Africa	*	**100**	100	–	–	–	–
Mobile Telephone Networks International Limited (Mauritius)	Investment holding company	Mauritius	*	**100**	100	–	–	–	–
MTN Cameroon Limited	Network operator	Cameroon	2,0	**100**	100	–	–	–	–
MTN Nigeria Communications Limited	Network operator	Nigeria	*	**77,5**	94,0	–	–	–	–
MTN Insurance (Pty) Limited	Insurance company	South Africa	*	**100**	100	–	–	–	–
M-Tel Insurance (Pty) Limited	Insurance company	South Africa	*	**100**	100	–	–	–	–
Orbicom (Pty) Limited	Satellite telecommunications	South Africa	*	**100**	100	**0,8**	0,8	**42,7**	33,7
Total book value						**12 403,3**	12 084,9	**1 546,8**	1 525,7

** Less than R0,1 million*

This annexure discloses interests in subsidiaries material to the financial position of the holding company.
A full list of subsidiaries is available to shareholders, on request, at the registered office of M-Cell Limited.

ANNEXURE 2

M-CELL LIMITED

INTERESTS IN ASSOCIATED COMPANIES

Details of the Group's associated companies at 31 March 2002 are as follows:

Name of associate	Principal activity	Place of incorporation	Financial year-end	Effective % interest in issued ordinary share capital		Group book value of shares		Group loans		Group share of post-acquisition reserves		Directors' valuation	
				2002 **%**	2001 %	**2002** **Rm**	2001 Rm	**2002** **Rm**	2001 Rm	**2002** **Rm**	2001 Rm	**2002** **Rm**	2001 Rm
Transactions Management Services Limited	Satellite communications	Ghana	31 Mar	**36,0**	80,0	**1,4**	–	**3,2**		**(0,3)**	–	**4,3**	–
MTN Publicom Limited	Payphone services	Uganda	31 Mar	**23,4**	22,5	–	–	**2,6**	2,4	**0,3**	(0,7)	**2,9**	1,7
I-Talk Cellular (Pty) Limited	Service provider	South Africa	28 Feb	**41,0**	41,0	**6,3**	6,8	**4,4**	5,9	**2,7**	0,3	**13,4**	13,0
Cellular Calls (Pty) Limited	Cellular dealership	South Africa	31 Mar	**26,0**	26,0	–	0,3	–	–	–	–	–	0,3
Cell Place (Pty) Limited	Cellular dealership	South Africa	31 Mar	**35,0**	35,0	–	–	–	–	–	–	–	–
New Bucks Holdings Limited	Internet exchange	South Africa	30 Jun	**30,0**	30,0	–	–	**12,0**	12,0	**(8,7)**	(1,1)	**3,3**	10,9
Leaf Wireless (Pty) Limited	Content application developers	South Africa	31 Mar	**36,0**	–	**15,0**	–					**15,0**	–
Total book value of associated companies						**22,7**	7,1	**22,2**	20,3	**(6,0)**	(1,5)	**38,9**	25,9

ANNEXURE 3

GROUP'S ATTRIBUTABLE INTERESTS IN ASSOCIATED COMPANIES at 31 March 2002

	2002 Rm	2001 Rm
ASSETS AND LIABILITIES		
Property, plant and equipment	**16,3**	7,4
Investments and long-term receivables	**9,6**	12,8
Current assets	**24,2**	12,7
Intangible assets	**12,8**	–
Total assets	**62,9**	32,9
Long-term borrowings	**14,7**	8,1
Current liabilities	**37,8**	26,0
Total liabilities	**52,5**	34,1
Attributable net asset value	**10,4**	(1,2)
Indebtedness	**22,2**	20,3
Goodwill on acquisition	**7,2**	7,2
Goodwill amortised	**(0,9)**	(0,4)
Book value	**38,9**	25,9
INCOME STATEMENT		
Revenue	**10,0**	51,1
Net loss for the year	**4,8**	(0,6)

M-CELL LIMITED

ANNEXURE 4

INVESTMENTS at 31 March 2002

	Group book value		Directors' valuation
	2002 Rm	2001 Rm	**2002 Rm**
Securitisation deposit	–	4,0	–
Total investments	–	4,0	–

CHAIRMAN

PHUTHUMA FREEDOM NHLEKO (42)
BSc (Eng), MBA (Atlanta)
Non-executive since 2001
Other directorships in major companies
- Afric Oil (Pty) Limited
- Johnnic Holdings Limited
- Old Mutual South Africa
- Nedcor Investment Bank
- Worldwide African Investments Holdings (Pty) Limited

CHIEF EXECUTIVE OFFICER

PAUL EDWARDS (49)
BSc, MBA
Executive since 2001
Other directorships in major companies
- Electronic Media Network Limited
- Johnnic Holdings Limited
- I-Net Bridge (Pty) Limited
- Supersport International Holdings Limited

EXECUTIVE DIRECTORS

IRENE CHARNLEY (41)
MAP, CPIR
Commercial Director
Executive since 2001
Other directorships in major companies
- Mobile Telephone Networks Holdings (Pty) Limited
- Johnnic Holdings Limited
- Metropolitan Life Limited

SIFISO RAYMOND DABENGWA (44)
BSc (Eng), MBA (Wits)
Managing Director MTN South Africa
Executive since 2001
Other directorships in major companies
- Leaf Wireless (Pty) Limited
- New Bucks Holdings (Pty) Limited
- Mobile Telephone Networks (Pty) Limited
- ABB Karabo (Pty) Limited

ROBERT DUNCAN NISBET (46)
BCom, BAcc, CA(SA)
Chief Financial Officer
Executive since 2001
Other directorships in major companies
- Mobile Telephone Networks Holdings (Pty) Limited
- Mobile Telephone Networks International (Pty) Limited
- Mobile Telephone Networks (Pty) Limited

POLELO LAZARUS ZIM (42)
BCom, BEcon (Hons), MCom
Managing Director MTN International
Executive since 2001
Other directorships in major companies
- Mobile Telephone Networks Holdings (Pty) Limited
- Mobile Telephone Networks (Pty) Limited
- MTN International (Mauritius) (Pty) Limited

NON-EXECUTIVE DIRECTORS

DOUGLAS DENOON BALHARRIE BAND (58)
BCom, CA(SA)
Non-executive since 1998
Other directorships in major companies
- Tiger Brands Limited
- Electronic Media Network Limited
- Standard Bank Investment Corporation Limited
- SuperSport International Holdings Limited

ZITHULELE NYANGANA ABSOLUM CINDI (51)
Non-executive since 1999
Other directorships in major companies
- Community Growth Management Company
- Johnnic Holdings Limited
- National Productivity Institute

PAUL LINDSAY HEINAMANN (61)
MAP (INSEAD)
Non-executive since 2000
Other directorships in major companies
- Alexander Forbes Limited
- Investment Solutions Holdings Limited
- Guardrisk Life Limited
- Superflex Limited

CHRISTOPHER RUDOLPH JARDINE (38)
PhD (IT), BSc, MSc (Computer Science)
Non-executive since 2000
Other directorships in major companies
- Transnet Limited
- B2B Africa Holdings (Pty) Limited
- Protekon (Pty) Limited
- Marine Data Systems (Pty) Limited

MATAMELA CYRIL RAMAPHOSA (49)
BProc, LLD (hc)
Non-executive since 2001
Other directorships in major companies
- Johnnic Holdings Limited
- Rebserve Holdings Limited
- South African Breweries plc
- FirstRand Limited

ALTERNATE DIRECTORS

JACOB RASETLHAKE DANIEL MODISE (35)
BCom, BAcc, CA(SA), MBA (Wits)
Alternate to M C Ramaphosa
Non-executive since 2001
Other directorships in major companies
- Land Bank
- Johnnic Holdings Limited
- SuperSport International Holdings Limited

LINDO CARVEL WEBB (53)
BSc (Electrical Engineering)
Alternate to C R Jardine
Non-executive since 2000
Other directorships in major companies
- B2B Africa Holdings (Pty) Limited

NOTICE OF ANNUAL GENERAL MEETING

M-CELL LIMITED

Incorporated in the Republic of South Africa
(Registration number 1994/009584/06)
("M-Cell" or "the Company")

Notice is hereby given that the annual general meeting of members of M-Cell will be held in the Auditorium, Ground Floor, 3 Alice Lane, Sandown Extension 38, on 30 September 2002 at 15:00, for the following purposes:

ORDINARY BUSINESS

1. To receive, consider and adopt the annual financial statements for the year ended 31 March 2002 of the Company and the Group, together with the report of directors and the auditors thereon.
2. To re-elect Mr P F Nhleko, Ms I Charnley, Mr Z N A Cindi and Dr C R Jardine as directors who retire by rotation and, being eligible, offer themselves for re-election.
3. To elect Mr D D B Band, Mr R S Dabengwa, Mr P L Heinamann, Ms S N Mabaso, Mr R D Nisbet, Mr M C Ramaphosa and Mr P L Zim as directors of the Company.
4. To appoint Nkonki Sizwe Ntsaluba Inc as joint auditors with PricewaterhouseCoopers Inc.
5. To transact any other business capable of being transacted at an annual general meeting.

SPECIAL BUSINESS

In addition, shareholders will be requested to consider and, if deemed fit, to pass the following special and ordinary resolutions with or without amendment:

Ordinary resolution number 1
"RESOLVED THAT all the unissued ordinary shares of 0,01 cent each in the share capital of the Company be placed at the disposal and under the control of the directors, and that the directors be and are hereby authorised and empowered to allot, issue and otherwise to dispose of such shares to such person or persons on such terms and conditions and at such times as the directors may from time to time at their discretion deem fit, subject to the provisions of the Companies Act, 1973 (Act No 61 of 1973) as amended ("the Act"), and the listings requirements of the JSE Securities Exchange South Africa ("the JSE") ("the JSE listings requirements")."

A majority of the votes cast by the shareholders present or represented by proxy will be required to approve this resolution.

Ordinary resolution number 2
"RESOLVED THAT the pre-emptive rights, to which ordinary shareholders may be entitled in terms of the JSE listings requirements to participate in any future issues of new ordinary shares for cash which may be made by the Company subsequent to the date of passing this resolution be and are hereby waived subject to the following conditions:
1. That shares to be issued for cash be of a class already in issue and be issued to public shareholders as defined in the JSE listings requirements and not to related parties;
2. That where the Company, subsequent to the passing of this resolution, issues shares representing, on a cumulative basis within a financial year, 5% or more of the number of shares in issue prior to such issue, a press announcement giving full details of the issue, including the effect of the issue on net asset value and earnings per ordinary share, will be made at the time the said percentage is reached or exceeded;
3. That the general issues of shares for cash in the aggregate in any one financial year may not exceed 15% of the Company's issued share capital of that class;
4. That the maximum discount at which the shares will be issued for cash will be 10% of the weighted average traded price of those shares over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors of the Company and where the shares have not traded in such 30 (thirty) business day period, the JSE should be consulted for a ruling; and
5. That the approval for the waiver of the pre-emptive rights will be valid until the earlier of the next annual general meeting of the Company and the expiry of a period of 15 (fifteen) months from the date of passing this resolution."

A 75% majority of the votes cast by the shareholders present or represented by proxy will be required to approve this resolution.

Special resolution number 1

Preamble
For the purposes hereof "Group" shall bear the meaning assigned to it by the JSE listings requirements.

The board of directors of the Company has considered the impact of a repurchase of 20% of the Company's shares, being the maximum permissible under a general authority in terms of the JSE listings requirements. Although there is at this point in time no intention to *repurchase any of the Company's shares, should the opportunity arise and should the directors deem it in all respects to be advantageous* to the Company to repurchase such shares, it is deemed appropriate that the directors be authorised to repurchase the Company's shares. This authority is subject to such repurchase not resulting in:

- the Company and the Group in the ordinary course of business being unable to pay its debts for a period of 12 (twelve) months after the date of this notice of annual general meeting;
- the liabilities of the Company and the Group exceeding or being equal to the assets of the Company and the Group for a period of 12 (twelve) months after the date of this notice of annual general meeting, calculated in accordance with the accounting policies used in the audited financial statements of the Group for the year ended 31 March 2002;
- the ordinary capital and reserves of the Company and the Group for a period of 12 (twelve) months after the date of the notice of annual general meeting being insufficient; and
- the working capital of the Company and the Group for a period of 12 (twelve) months after the date of this notice of annual general meeting being insufficient.

"RESOLVED THAT the Company, or a subsidiary, be and is hereby authorised, by way of a general authority, to acquire shares issued by the Company, in terms of section 85 and 89 of the Act, as amended, and in terms of the JSE listings requirements, being that:
- any such repurchase of shares shall be implemented on the open market of the JSE;
- the general authority shall only be valid until the Company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution number 1;
- when the Company, or a subsidiary, has cumulatively repurchased 3% of the number of a class of its shares in issue on the date of passing of this special resolution number 1 ("the initial number"), and for each 3% in aggregate of the initial number of that class of shares acquired thereafter, an announcement must be published as soon as possible and not later than 08:30 on the second business day following the day on which the relevant threshold is reached or exceeded, and the announcement must comply with the listings requirements;
- any repurchase by the Company, or a subsidiary, of the Company's own shares shall not in aggregate in any one financial year exceed 40% of the Company's issued share capital of that class, provided that any general repurchase in terms of this general authority shall not exceed 20% of the Company's issued share capital of that class in any one financial year; and
- repurchases may not be made at a price greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was agreed."

The reason for and effect of special resolution number 1 is to grant the Company, or a subsidiary, a general approval in terms of the Act, for the acquisition of shares of the Company. Such general authority will provide the Board with the flexibility, subject to the requirements of the Act and the JSE, to repurchase shares should it be in the interests of the Company at any time while the general authority exists. This general approval shall be valid until the earlier of the next annual general meeting of the Company, or its variation or revocation of such general authority by special resolution at any subsequent general meeting of the Company, provided that the general authority shall not be extended beyond 15 (fifteen) months from the date of passing this special resolution.

A 75% majority of the votes cast by the shareholders present or represented by proxy will be required to approve this resolution.

Special resolution number 2
"RESOLVED THAT the articles of association of the Company be and are hereby amended by the insertion of the following new Article 144 after Article 143:

COMMUNICATION BY ELECTRONIC MEDIUM
- **144(a)**
  Notwithstanding anything to the contrary contained in these Articles, but subject to the Act and the listings requirements of the JSE Securities Exchange South Africa ("JSE"):
- **144(a)(i)**
  the Company may send (which, for the purposes of this Article 144, includes serving, giving, delivering and the like) shareholder information to members by electronic medium provided that:
- **144(a)(i)(1)**
  sending by electronic medium may only be effected to members who have consented in writing, in such form as has been approved by the JSE, to the sending of such shareholder information by electronic medium and such consent has not been withdrawn; and
- **144(a)(i)(2)**
  the directors have approved the method by which and the electronic medium through which such sending of shareholder information is to be effected;
- **144(a)(ii)**
  if the directors so authorise, members may deposit forms of proxy with the Company by electronic medium provided that the directors have approved the method by which and the electronic medium through which forms of proxy may be so deposited.
- **144(b)**
  For the purposes of this Article 144:
- **144(b)(i)**
  "electronic medium" means a method of electronic communication which includes, but is not limited to, facsimile, electronic data message (including, but not limited to, email), bulletin board, internet website, CD ROM and computer network;
- **144(b)(ii)**
  "shareholder information" includes, but is not limited to, notices (including, but not limited to, notices of general meetings and annual general meetings of the Company, dividend notices and interest notices), forms of proxy, circulars to shareholders (including, but not limited to, circulars required in terms of the listings requirements of the JSE), listings particulars, annual financial statements, group annual financial statements, group reports, annual reports and interim reports, and any other document which is determined by the directors to be shareholder information;

- **144(b)(iii)**
  shareholder information sent by electronic medium to members shall be deemed to have been received on the day on which such shareholder information was sent by the Company;
- **144(b)(iv)**
  a form of proxy sent by electronic medium shall be deemed to constitute an instrument of proxy for the purposes of these Articles and shall be deemed to comply with such provisions of these Articles as may require signature of instruments of proxy;
- **144(b)(v)**
  the reference to "in writing" in Article 2 shall include shareholder information produced or communicated by electronic medium;
- **144(b)(vi)**
  the reference to "under the hand of the person" in Article 67 shall include the sending of forms of proxy by electronic medium;
- **144(b)(vii)**
  the references to "deposited" in Article 70 and "lodge" in Article 71(i) in respect of the instruments appointing a proxy, shall include the depositing and lodging of forms of proxy, by electronic medium;
- **144(b)(viii)**
  Article 132 shall not apply to shareholder information sent by electronic medium. For the purposes of this Article 144, shareholder information sent by electronic medium shall be sent to each member at the address notified in writing by the member to the Company for this purpose;
- **144(b)(ix)**
  the references to "by post" in Articles 135 and 137 shall include the sending of shareholder information by electronic medium."

and

- "the deletion of the word and number, "Article 97" in the first line of Article 84 and the replacement therewith of the word and numbers "Articles 92 and 98".

The reasons for and effect of special resolution 2 are to amend the Company's articles of association to permit the sending of notices, company information (including annual financial statements, group annual financial statements and group reports) and forms of proxy to members electronically and to allow members to deposit forms of proxy electronically; and, for this purpose to make consequential amendments to other provisions in the articles of association which deal with writing, depositing, lodging, posting and the like in relation to the sending of such information and the depositing of forms of proxy. The effect of this resolution will be to allow the Company to send notices, company information and forms of proxy electronically.

A copy of the existing memorandum and articles of association of the Company may be inspected at the registered office of the Company, 4th Floor, 3 Alice Lane, Sandown Extension 38, during normal business hours on any weekday (Saturdays, Sundays and official public holidays excluded).

A 75% majority of the votes cast by the shareholders present or represented by proxy will be required to approve this resolution.

Special resolution number 3
"RESOLVED THAT the name of the Company be changed to MTN Group Limited with effect from 14 October 2002."

The reason for this special resolution is to change the name of the Company to better reflect its current position and bring greater brand consistency to the Company and the Group. The effect of the resolution is that the name of the Company will be changed. Members holding shares in certificated form will have to surrender their share certificates or other documents of title. Members are referred to the circular which accompanies this Annual Report for further information.

A 75% majority of the votes cast by the shareholders present or represented by proxy will be required to approve this resolution.

Ordinary resolution number 3
"RESOLVED THAT the annual remuneration of the directors of the Company be fixed at the rate of R120 000 per annum as a director and that the chairman, in addition to the remuneration of R120 000 per annum as a director, shall be paid a further sum at the rate of R30 000 per annum effectively from 1 April 2002 to 31 March 2003. In addition to the above, an attendance fee of R25 000 and R50 000 per meeting will be paid to the directors and chairman respectively."

A majority of the votes cast by the shareholders present or represented by proxy will be required to approve this resolution.

Ordinary resolution number 4
"RESOLVED THAT any director of the Company be and is hereby authorised to do all such things as are necessary and to sign all such documents as may be necessary for or incidental to the implementation of the above mentioned special and ordinary resolutions to be proposed at the annual general meeting.

A majority of the votes cast by the shareholders present or represented by proxy will be required to approve this resolution.

VOTING

Each ordinary shareholder entitled to attend and vote at the above meeting is entitled to appoint a proxy (who need not be a member of the Company) to attend, speak and vote in his or her stead.

Proxies
All beneficial owners of ordinary shares who hold or who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those shareholders who hold or who have elected to dematerialise their shares in "own name" registrations, and all beneficial owners of ordinary shares who hold certificated shares through a nominee, must provide their CSDP, broker or nominee with their voting instructions. Voting instructions must reach the CSDP, broker or nominee in sufficient time to allow the CSDP, broker or nominee to advise the Company or Georgeson Shareholder of this instruction by not later than 15:00 on Thursday, 26 September 2002.

Should you as the beneficial owner, however, wish to attend the meeting in person, you may do so by requesting your CSDP, broker or nominee to issue you with a letter of representation in terms of the custody agreement entered into with your CSDP, broker or nominee. Letters of representation must be lodged with Georgeson Shareholder or at the registered office of the Company by not later than 15:00 on Thursday, 26 September 2002.

Shareholders who hold certificated shares in their own name and shareholders who hold or who have dematerialised their shares in "own name" registrations must lodge their completed proxy forms with Georgeson Shareholder or at the registered office of the Company by not later than 15:00 on Thursday, 26 September 2002.

In regard to your proxy and rights to attend and speak and/or vote at the meeting please see the notes to the Form of Proxy.

By order of the board

M M R Mackintosh
Company Secretary

Sandton
6 September 2002

REGISTERED OFFICE
4th Floor
3 Alice Lane, Sandown Ext 38
2196

Private Bag 9955
Sandton 2146

Tel No +27 11 301 6000
Fax No +27 11 301 6111

TRANSFER SECRETARIES IN SOUTH AFRICA
Computershare Investor Services Limited
(Registration number 1958/00346/06)

10th Floor
11 Diagonal Street
Johannesburg, 2001

PO Box 1053, Johannesburg, 2000

Tel No +27 11 370 5000
Fax No +27 11 370 5587

SHAREHOLDER COMMUNICATIONS CONSULTANTS
Georgeson Shareholder Communications (Proprietary) Limited
Registration number 2000/003204/07
SMG Building
108 Johan Avenue
Sandton, 2196

PO Box 652000, Benmore, 2010
Toll free 0800 202 360

Tel No +27 11 775 3443

ADMINISTRATION

As at 31 March 2002

DIRECTORATE
P F Nhleko
P Edwards*
D D B Band
I Charnley
Z N A Cindi
R S Dabengwa
P L Heinamann
C R Jardine
R D Nisbet
M C Ramaphosa
P L Zim
J R D Modise (alternate)
L C Webb (alternate)
** British*

COMPANY SECRETARY
Ms M M R Mackintosh
3 Alice Lane, Sandown Extension 38, Sandton, 2196
Private Bag 9955, Sandton, 2146

REGISTERED OFFICE
3 Alice Lane, Sandown Extension 38, Sandton, 2196

American Depository Receipt (ADR) programme:
Cusip No. 55271U109 ADR to ordinary share 1:1

Depository: The Bank of New York, 101 Barclay Street New York NY 10286, USA

CONTACT DETAILS

Telephone:	National (011) 301 6000
	International +27 11 301 6000
Telefax:	National (011) 301 6587
	International +27 11 301 6587
E-mail:	investor_relations@mtn.co.za
Internet:	http://www.m-cell.co.za

COMPANY REGISTRATION NUMBER
1994/009584/06

OFFICE OF THE SOUTH AFRICAN REGISTRARS
Computershare Investor Services Limited
(Registration number 1958/00346/06)
10th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 1053, Marshalltown, 2107

SHAREHOLDER COMMUNICATIONS CONSULTANTS
Georgeson Shareholder Communications (Pty) Limited
Registration number 2000/003204/07
SMG Building
108 Johan Avenue
Sandton, 2196
PO Box 652000, Benmore, 2010
Toll free 0800 202 360
Tel No +27 11 775 3443 (International)

AUDITORS
PricewaterhouseCoopers Inc
2 Eglin Road, Sunninghill, 2157
Private Bag X36, Sunninghill, 2157

SPONSOR
Merrill Lynch South Africa (Pty) Limited
(Registration number 1995/001805/07)
(Registered sponsor and member of the JSE Securities Exchange South Africa)
138 West Street, Sandown, Sandton, 2196
PO Box 5591, Johannesburg, 2000

ATTORNEYS
Webber Wentzel Bowens
10 Fricker Road, Illovo Boulevard
Sandton, 2196
PO Box 61771, Marshalltown, 2107

SHARECARE LINE

M-Cell has appointed Georgeson Shareholder as shareholder communication consultants who have established a M-Cell ShareCare Line. Shareholders are encouraged to make use of the toll free ShareCare Line for assistance in completing proxy forms and with any other queries.

M-CELL SHARECARE LINE ON
0800 202 360
or +27 11 775 3443
if calling from outside SA

Georgeson Shareholder

Please note that your call will be recorded for customer safety

SHAREHOLDERS' DIARY

Annual general meeting		30 September 2002
REPORTS		
Preliminary announcement of annual financial results	Published	12 June 2002
Annual financial statements	Posted	September 2002
Interim for half year to September 2002		November 2002

Please note that these dates are subject to alteration

FORM OF PROXY

M-CELL LIMITED

FOR USE BY REGISTERED SHAREHOLDERS

M-CELL LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1994/009584/06)
("M-Cell" or "the Company")
Share code: MCE
ISIN: ZAE000023115

This form is not for use by shareholders who hold dematerialised M-Cell shares and which shares are not registered in their own names. *Such shareholders must use the attached voting instruction form.*

For assistance in completing the proxy form phone the M-Cell ShareCare Line on 0800 202 360 or on +27 11 775 3443 if you are phoning from outside South Africa.

For the annual general meeting on Monday, 30 September 2002

A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote and speak in his/her stead.

A proxy appointed need not be a member of the Company.

I/We ....(name in block letters)

being a member(s) of the Company, and entitled to ....votes, do hereby appoint:.........................

....of ....or failing him/her,

....of ....or failing him/her,

the chairperson of the meeting, as my/our proxy to represent me/us at the annual general meeting to be held in the Auditorium, Ground Floor, 3 Alice Lane, Sandown Extension 38, on Monday, 30 September 2002, at 15:00, and at any adjournment thereof, and to vote for, against or abstain from voting in respect of the shares in the issued share capital of the Company registered in my/our name (see notes) as follows:

Voting instruction			
Ordinary business	For	Against	Abstain
1. The adoption of the Group annual financial statements for the year ended 31 March 2002			
2. (a) To re-elect Mr P F Nhleko as director of the Company			
(b) To re-elect Ms I Charnley as director of the Company			
(c) To re-elect Mr Z N A Cindi as director of the Company			
(d) To re-elect Dr C R Jardine as director of the Company			
3. (a) To elect Mr D D B Band as director of the Company			
(b) To elect Mr R S Dabengwa as director of the Company			
(c) To elect Mr P L Heinamann as director of the Company			
(d) To elect Mr R D Nisbet as director of the Company			
(e) To elect Mr M C Ramaphosa as director of the Company			
(f) To elect Mr P L Zim as director of the Company			
(g) To elect Ms S N Mabaso as director of the Company			
4. To appoint Nkonki Sizwe Ntsaluba Inc as joint auditors with PricewaterhouseCoopers Inc			
Special business **Special resolutions to:**			
1. Give general authority until the next general meeting for the Company or a subsidiary to repurchase the Company's shares			
2. Amend the articles of association to allow for communication by electronic medium			
3. Change the name of the Company			
Ordinary resolutions to:			
1. Place unissued shares under the control of directors			
2. Waive pre-emptive rights			
3. Fix the directors' remuneration			
4. Give any director of the Company authority in respect of giving effect to special resolutions 1, 2 and 3 and ordinary resolutions 1, 2 and 3			

Mark with "X" whichever is applicable.

Signed at ....on 2002

Signature of member(s) ....

Assisted by (where applicable) ....(state capacity and full name)

Please read the notes appearing on the reverse hereof

M-CELL LIMITED

NOTES TO PROXY

1. Only registered shareholders who are registered in the register of members of the Company under their own name may complete a proxy or alternatively attend the meeting.

2. Beneficial shareholders whose shares are not registered in their own name but in the name of another, e.g. a nominee, may NOT complete a proxy nor attend the meeting unless a proxy is issued to them by the registered shareholder.

3. Beneficial owners who are not the registered holder and who wish to attend the meeting in person, may also do so by requesting the registered holder, being their Central Security Depository Participant ("CSDP"), broker or nominee, to issue them with a letter of representation in terms of the custody agreements entered into with the registered holder. Letters of representation must be lodged with Georgeson Shareholder by not later than 15:00 on Thursday, 26 September 2002.

4. Beneficial owners who are not the registered holder and who do not wish to attend the meeting in person, must provide the registered holder, being their CSDP, broker or nominee with their voting instruction. The Voting Instructions must reach the registered holder in sufficient time to allow the registered holder to advise the Company or Georgeson Shareholder of your instructions by not later than 15:00 on Thursday, 26 September 2002.

5. A shareholder may insert the name of a proxy or the names of two alternative proxies of his/her choice in the space provided, with or without deleting "the chairperson of the meeting". The shareholder must initial any such deletion. The person whose name stands first on the proxy form and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

6. A shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate space/s provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all the shareholder's votes exercisable thereat, but where the proxy is the chairperson, failure to comply will be deemed to authorise the proxy to vote in favour of the resolution. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast and in respect of which abstention is recorded, may not exceed the total of the votes exercisable by the shareholder or by his proxy.

7. Shareholders are advised that the Company has appointed Georgeson Shareholder as the shareholder communications consultant. To be effective, forms of proxy must be received by Georgeson Shareholder at SMG Building, 108 Johan Avenue, Sandton, 2196, or PO Box 652000, Benmore 2010, by not later than 15:00 on Thursday, 26 September 2002.

8. The completion and lodging of this proxy form will not preclude the relevant registered shareholder from attending the annual general meeting and speaking and voting in person thereat instead of the proxy should such shareholder wish to do so.

9. The chairperson of the general meeting may reject or accept any proxy form which is completed and/or received other than in compliance with these notes.

10. Any alteration to this proxy form other than a deletion of alternatives must be initialled by the signatories.

11. Documentary evidence establishing the authority of a person signing this proxy form in a representative capacity must be attached to this proxy form unless previously recorded by the Company or waived by the chairperson.

12. Where there are joint holders of ordinary shares:

    12.1 any one holder may sign the proxy form; and

    12.2 the vote of the senior ordinary shareholder (for that purpose seniority will be determined by the order in which the names of the ordinary shareholders appear in the Company's register) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint shareholders.

Shareholders are encouraged to make use of the toll-free M-Cell ShareCare Line for assistance at **0800 202 360** or **+27 11 775 3443** if calling from outside South Africa.

VOTING INSTRUCTION FORM

M-CELL LIMITED

FOR USE BY SHAREHOLDERS WHO HOLD DEMATERIALISED M-CELL SHARES AND WHICH SHARES ARE NOT REGISTERED IN THEIR OWN NAME THROUGH STRATE

M-CELL LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1994/009584/06)
("M-Cell" or "the Company")
Share code: MCE
ISIN: ZAE000023115

For assistance in completing the voting instruction form phone the M-Cell ShareCare Line on 0800 202 360 or on +27 11 775 3443 if you are phoning from outside South Africa.

For the annual general meeting on Monday, 30 September 2002

Members who hold dematerialised M-Cell shares may use this form to advise their Central Security Depository Participant (CSDP) or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should such members wish to attend the annual general meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

I/We ....(name in block letters)

being a member(s) of the Company, who hold dematerialised shares in M-Cell do hereby indicate in the spaces below to my/our CSDP/broker my/our voting instructions on the resolutions to be proposed at the annual general meeting to be held in the auditorium, Ground Floor, 3 Alice Lane, Sandown, Extension 38, on Monday, 30 September 2002, at 15:00, and at any adjournment thereof, and to vote for, against or abstain from voting, in respect of the shares in the issued share capital of the Company in respect of which I/we am/are the beneficial owner as follows:

Voting instructions			
Ordinary business	For	Against	Abstain
1. The adoption of the Group annual financial statements for the year ended 31 March 2002			
2. (a) To re-elect Mr P F Nhleko as director of the Company			
(b) To re-elect Ms I Charnley as director of the Company			
(c) To re-elect Mr Z N A Cindi as director of the Company			
(d) To re-elect Dr C R Jardine as director of the Company			
3. (a) To elect Mr D D B Band as director of the Company			
(b) To elect Mr R S Dabengwa as director of the Company			
(c) To elect Mr P L Heinamann as director of the Company			
(d) To elect Mr R D Nisbet as director of the Company			
(e) To elect Mr M C Ramaphosa as director of the Company			
(f) To elect Mr P L Zim as director of the Company.			
(g) To elect Ms S N Mabaso as director of the Company			
4. To appoint Nkonki Sizwe Ntsaluba Inc as joint auditors with PricewaterhouseCoopers Inc			
Special business **Special resolutions to:**			
1. Give general authority until the next general meeting for the Company or a subsidiary to repurchase the Company's shares.			
2. Amend the articles of association to allow for communication by electronic medium			
3. Change the name of the Company			
Ordinary resolutions to:			
1. Place unissued shares under the control of directors			
2. Waive pre-emptive rights			
3. Fix the directors' remuneration			
4. Give any director of the Company authority in respect of giving effect to special resolutions 1, 2 and 3 and ordinary resolutions 1, 2 and 3			

Mark with "X" whichever is applicable.

Signed at .... on 2002

Signature of member(s) ....

Assisted by (where applicable) ....(state capacity and full name)

Completed voting instruction forms should be forwarded to the CSDP or broker through whom the M-Cell shares are held.

This voting instruction form is only for use by members with dematerialised shareholdings via STRATE.



Cover – Artist unknown, *Asante Drum*

Most Asante societies have popular musical groups, which play at social and religious functions such as weddings, ceremonies, funerals and festivals. A large drum with decorations carved onto it is the most important instrument of the group. Around the outside of the drum are carved designs illustrating praise names, proverbs, folk tales, riddles, boasts and even insults, which are part of Asante oral literature. As MTN stands at the forefront of communication, so in Africa the drum symbolises communication not only between communities, but also between the living and the community of relatives, spirits and gods in the spiritual realm.



Divider one – Willem Boshoff, *Seven Pillars of Justice*

Seven Pillars of Justice was created in response to an idea about deployment of justice, contemplation of facts and principles of law. The seven sections of African ebony – each represents a judicial maxim – are joined to form a solid block. These maxims have been indicated in Braille to convey the idea that justice is 'blind'.



Divider two – Jacob Motsoane, *Women Pounding Millet*

Jacob Motsoane has depicted a scene of collaboration amongst women in the form of a four-colour linocut print. His selection of earth colours contextualises the teamwork the women share in an agricultural setting, stressing the fundamental importance of human collaboration. The artist himself works collaboratively with a group of printmakers at Artist Proof Studio – a working style that more and more South African artists have come to appreciate.



Divider three – Tommy Motswai, *Township at Soweto*

In this screenprint, *Township at Soweto*, Motswai has captured the vibrancy of life. This sense of community is made possible by the warmth of friendliness.



Divider four – Walter Oltman, *Tondo*

This circular relief panel titled Tondo, woven in aluminium and steel wire, represents a tree with sprouting leaves and flowers. The motif is placed against a beaded background reminiscent of a flowing river with rocks. In many cultures the tree depicts growth and regeneration. The river may refer to the life source of water as well as the flow of time – and thus continuity into the future.



Divider five – Kwesi Owusu-Ankomah, *Soft Gentle Depths*

Kwesi Owusu-Ankomah is part of a new generation of contemporary African practitioners who have successfully synthesised concepts of African heritage and Western artmaking, receiving international acclaim. Here a nude male figure is curled into a fetus-like position, floating in a seemingly infinite expanse of blue, surrounded by dots of colour. Faint traces of traditional Ghanain design motifs are also evident in the background. The work is seemingly simple, yet embedded in its colours, patterns and shapes is a wealth of cultural heritage that embraces two continents and 500 years of cultural history.

M-CELL LIMITED

www.m-cell.co.za

Maatskappywet, 1973, Art, 216(2), 322(1), 323(1) en 327(1) | Companies Act, 1973, Sec, 216(2), 322(1), 323(1) and 327(1)

REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

RECEIVED
2004 NOV -9 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MTN GROUP LIMITED
PRIVATE BAG 9955
SANDTON
2146

Registrasie No. van Maatskappy
Registration No. of Company

1994/009584/06

Opgawe van besonderhede soos op /
Return of Particulars as at ....15 March 2004............

Verklaring / Statement

Ek, ______________________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, M M R MACKINTOSH
(name of ~~director or~~ officer)

state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed ______________________________

Datum
Date 15 March 2004

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	WEBB
2. Volle voorname/Full forenames	LINDO CARVEL
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day: 4 8 0 6 1 1 4 5 0 2 0 0 0 0
5. (a) Datum van aanstelling/Date of appointment	1 July 2002
(b) Betiteling/Designation	Alternate Director (To: MABASO)
6. Woonadres/Residential address	129 11TH ROAD ERAND EXT. 1 HALFWAY HOUSE 1685
7. Besigheidadres/Business address	150 COMMISSIONER STREET JOHANNESBURG 2001
8. Posadres/Postal address	P O BOX 72501 PARKVIEW 2122
9. Nasionaliteit/Nationality	SOUTH AFRICAN
10. Beroep/Occupation	GENERAL MANAGER - TRANSNET
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	CHARNLEY
2.:	IRENE
3.:	BARENDILLA
4.: Jaar Maand Dag / Year Month Day	6 0 0 5 0 6 0 1 1 0 0 8 0
5.: (a)	12 November 1998
(b)	Director
6.:	2 CARMEL VILLAGE GATESIDE AVENUE DAINFERN
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	COMMERCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	NISBET
2.:	ROBERT DUNCAN
3.:	
4.: Jaar Maand Dag / Year Month Day	5 5 0 9 2 9 5 0 3 3 0 8 3
5.: (a)	1 October 2001
(b)	Director
6.:	20 TENNEYSON AVENUE SENDERWOOD 2007
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2196
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	FINANCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	RAMAPHOSA
2.:	MATAMELA CYRIL
3.:	
4.: Jaar Maand Dag / Year Month Day	5 2 1 1 1 1 7 5 6 8 1 0 8 7
5.: (a)	1 October 2001
(b)	Chairman
6.:	29 TEESDALE ROAD HYDE PARK 2196
7.:	GROUND FLOOR BUILDING 2 93 PROTEA ROAD CHISLEHURSTON 2196
8.:	P O BOX 651508 BENMORE 2010
9.:	SOUTH AFRICAN
10.:	CHAIRMAN - JOHNNIC
11.:	Yes
12.:	No Change

1.:	NHLEKO
2.:	PHUTHUMA FREEDOM
3.:	
4.: Jaar Maand Dag / Year Month Day	6 0 0 4 0 7 5 8 2 0 0 8 0
5.: (a)	28 June 2001
(b)	GROUP CEO
6.:	2/213 TRICHARDT STREET PRESIDENT PARK MIDRAND 1685
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2196
8.:	PRIVATE BAG X9924 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	CEO
11.:	Yes
12.:	No Change

1.:	DABENGWA
2.:	RAYMOND SIFISO
3.:	
4.: Jaar Maand Dag / Year Month Day	5 8 0 4 0 5 5 9 3 9 0 8 6
5.: (a)	1 October 2001
(b)	Director
6.:	38 CORAL TREE CRESCENT FOURWAYS GARDENS 2055
7.:	14th AVENUE FAIRLAND 2195
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	GROUP CHIEF OPERATING OFFICER
11.:	Yes
12.:	No Change

1.:	BAND
2.:	DOUGLAS DENOON BALHARRIE
3.:	
4.: Jaar Maand Dag / Year Month Day	4 4 0 4 1 1 5 1 2 0 0 0 8
5.: (a)	1 October 2001
(b)	Director
6.:	90 FIRST ROAD HYDE PARK 2196
7.:	STANDARD CORPORATE AND MERCHANT BANK 1ST FLOOR PREMIER HOUSE 18 BOMPAS ROAD DUNKELD WEST 2196
8.:	P O BOX 412157 CRAIGHALL 2024
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1994/009584/06

RECEIVED
2004 NOV -9 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of company MTN GROUP LTD

1. Date of allotment of shares 2 MARCH 2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2500 000 000	Ordinary	0,0001	250000
Total	Total	2500 000 000	"	" Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 2 March 2004

Name of company MTN GROUP LTD

c/o M. Mackintosh

Postal address Company Secretary

Private Bag 9955

Sandton

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1994/009584/06

Name of company MTN GROUP LIMITED

1. Date of allotment of shares 16 FEBRUARY 2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	Ordinary	0,0001	250 000
Total	Total	2 500 000 000	"	" Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	100	"	1,00 Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 16 February 2004

Name of company MTN GROUP LTD

C/o M Mackintosh

Postal address Company Secretary

Private Bag 9955

Sandton

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1994/009584/06

Name of company MTN GROUP LTD

1. Date of allotment of shares 10 February 2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2500 000 000	Ordinary	0,0001	250 000
Total	Total	2500 000 000	Ordinary	0,0001 Total	R 250 000

3. *Shares subscribed for in memorandum of association:*

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	"	"	" Total	R "

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 10 February 2004

Name of company MTN GROUP LTD

40 M. Mackintosh

Postal address Company Secretary

Private Bag 9955

Sandton

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1994/009584/06

RECEIVED
2004 NOV -9 A 9:12
CORPORATE ...

Name of company MTN GROUP LTD

1. Date of allotment of shares 4 February 2004

2. Authorised capital of company:

	No par value		Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
					R	R
			2500 000 000	Ordinary	0,0001	250 000
Total		Total	2500 000 000	Ordinary	0,0001 Total	R 250 000

3. Shares subscribed for in memorandum of association:

	No par value		Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
					R	R
			100	Ordinary	1,00	100-00
Total		Total	100	Ordinary	1,00 Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 4 February 2004

Name of company MTN Group Ltd

c/o M. Mackintosh

Postal address Company Secretary

Private Bag 9955

Sandton

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1658 355420	Ordinary	0,0001	165835,5420
Total		Total	R	Total 1658355420	"	0,0001 Total	R 165835,5420

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 165835,5420

Stated capital R

Premium account R 14 177 300 189-388

Total issued capital R 14 177 466 024-9304

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				79 900	Ordinary	0,0001	13,5299	1081047-0000
Total		Total	R	Total 79 900	"	"	" Total	R 1081047-0000

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN GROUP SHARE TRUST	3 Alice Lane	79900	Ordinary
	Sandton		
	2146		

Return of allotment of shares

[Section 93 (3)]

RECEIVED
2004 NOV -9 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company 1994/009584/06

Name of company MTN GROUP LTD

1. Date of allotment of shares 20 January 2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2500 000 000	Ordinary	0,0001	250 000
Total	Total	2 500 000 000	Ordinary	0,0001 Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	"	"	" Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 20 January 2004

Name of company MTN GROUP LTD

c/o M. Mackintosh

Postal address Company Secretary
Private Bag 9955
Sandton
2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

Return of allotment of shares

[Section 93 (3)]

RECEIVED
2004 NOV -9 A 9:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Registration No. of company 1994/009584/06

Name of company MTN GROUP LTD

1. Date of allotment of shares 12 January 2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2500000000	Ordinary	0,0001	250 000
Total	Total	2500000000	Ordinary	0,0001 Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	100	"	1,00 Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 12 January 2004

Name of company MTN GROUP LTD

c/o M. Mackintosh

Postal address Company Secretary

Private Bag 9955

Sandton

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

Return of allotment of shares

[Section 93 (3)]

RECEIVED
2004 NOV -9 A 9:12
OFFICE OF THE ... CORPORATE FINANCE

Registration No. of company 1994/009584/06

R50 R100

Name of company MTN GROUP LTD

1. Date of allotment of shares 18 December 2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2500 000 000	Ordinary	0,0001	250 000
Total	Total	2500 000 000	"	0,0001 Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	100	"	" Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 18 December '03

Name of company MTN GROUP LTD

c/o M. Mackintosh

Postal address Company Secretary

Private Bag 9955

Sandton

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

Return of allotment of shares

[Section 93 (3)]

RECEIVED

2004 NOV -9 A 9:12

Registration No. of company
1994/009584/06

Name of company OFFICE OF INTERNATIONAL CORPORATE FINANCE MTN GROUP LTD

1. Date of allotment of shares 17 DECEMBER 2003

2. Authorised capital of company:

	No par value		Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
					R	R
			2500 000 000	Ordinary	0,0001	250 000
Total		Total	2 500 000 000	"	0,0001 Total	R 250 000

3. Shares subscribed for in memorandum of association:

	No par value		Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
					R	R
			100	Ordinary	1,00	100-00
Total		Total	100	"	" Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 17 DECEMBER '03

Name of company MTN GROUP LTD

C/o M. Mackintosh

Postal address Company Secretary

Private Bag 9955

Sandton

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

Return of allotment of shares

[Section 93 (3)]

RECEIVED
2004 NOV -9 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company
1994/009584/06

Name of company MTN GROUP LTD

1. Date of allotment of shares 12 DECEMBER 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2500 000 000	Ordinary	0,0001	250 000
Total	Total	2500 000 000	"	0,0001 Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	100	"	" Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 12 DECEMBER '03

Name of company MTN GROUP LTD

C/o M Mackintosh

Postal address Company Secretary

Private Bag 9955

Cresta

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

[Section 93 (3)]

RECEIVED

2004 NOV -9 A 9:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company 1994/009584/06

Name of company MTN GROUP LTD

1. Date of allotment of shares 10 DECEMBER 2003

2. Authorised capital of company:

	No par value		Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
					R	R
			2500000000	Ordinary	0,0001	250 000
Total		Total	2 500 000 000	"	" Total	R 250 000

3. Shares subscribed for in memorandum of association:

	No par value		Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
					R	R
			100	Ordinary	1,00	100-00
Total		Total	100	"	" Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 10 DECEMBER 2003

Name of company MTN GROUP LTD

c/o M. Mackintosh

Postal address Company Secretary

Private Bag 9955

Sandton

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

7. Issued capital at date of this return:

	No par value				Par value					
	Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
			R	R			R	R	R	R
					1657489719	Ordinary	0,0001		⊗	165 748,9719
Total			Total	R	Total ''	''	''	Total	R ''	''

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 165 748,9719

State capital ______ R —

Premium account ______ ⊗ R 14 165 994 422,4285 ✓

Total issued capital ______ R 14 166 160 171,4004 ✓

For and on behalf of MTN GROUP LIMITED

Certified correct.

Date 10 DECEMBER 2003 Signature ______ Director/Manager/Secretary

Director / Secretary

Rubber stamp of company, if any, or of secretaries.

⊗ Opening Balance: Share Premium R 14 153 442 414,7810 ✓
Add: Proceeds on this issue 12 606 676,4775 ✓

14 166 049 091,2585 ✓
(54 668,8300) ✓
14 165 994 422,4285 ✓

Expenses: JSE LISTING FEE 26 392,94
Stamp duty 31 516,83 ✓
VAT on Listing FEE (3 240,94)
54 668,83 ✓

Return of allotment of shares

[Section 93 (3)]

RECEIVED
2003 NOV -9 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company
1994/009584/06

Name of company MTN GROUP LTD

1. Date of allotment of shares 5 November 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	Ordinary	0,0001	250 000
Total	Total	2 500 000 000	Ordinary	0,0001	Total R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	100	"	"	Total R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 5 November 2003

Name of company MTN GROUP LTD

c/o M. Mackintosh

Postal address Company Secretary

Private Bag 9955

Sandton

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1 656 752 224	Ordinary	0,0001	165 675-2224
Total		Total	R -	Total 1 656 752 224	"	0,0001 Total	R 165 675-2224

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 165 675-2224

Stated capital ______ R ______

Premium account ______ R 14 150 750 654,7810

Total issued capital ______ R 14 150 916 330,0034

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				200 000	Ordinary	0,0001	13,5299	
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN GROUP SHARE TRUST	3 ALICE LANE	200 000	Ordinary
	SANDTON, 2146		

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1656952224	Ordinary	0,0001		⊗	165 695-2224
Total		Total	R	Total 1656 952 224	"	"	Total	R ⊗	165 695-2224

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ________ R 165 695-2224

State capital ________ R ________

Premium account ________ R 14 153 442394,0000

Total issued capital ________ R 14 153 608 110,0034

MTN GROUP LIMITED
Private Bag 9955 3 Alice Lane
Sandton Sandown
2146 2196

Date ________ Certified correct. Signature ________ ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

⊗ Opening Balance: Share Premium R14 150 750 654,7810
Add: Proceeds on this issue 2 705 980,0000

14 153 456 634,7810
(14 240,0000)

14 153 442 394,7810

Expenses: JSE LISTING FEE 8520,93
Stamp Duty 6 765,00
VAT on Listing FEE (1 045,93)

14 240.00

[Section 93 (3)]

Registration No. of company
1994/009584/06

RECEIVED
2004 NOV -9 A 9:12
OFFICE OF ... CORPORATE ...

Name of company MTN GROUP LTD

1. Date of allotment of shares 15 October 2003

2. Authorised capital of company:

	No par value		Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
					R	R
			2 500 000 000	Ordinary	0,0001	250 000
Total		Total	2 500 000 000	Ordinary	0,0001 Total	R 250 000

3. Shares subscribed for in memorandum of association:

	No par value		Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
					R	R
			100	Ordinary	1,00	100-00
Total		Total	100	Ordinary	1,00 Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 15 October 2003

Name of company MTN GROUP LTD

C/o M. Mackintosh

Postal address Company Secretary

Private Bag 9955

Sandton

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1656 452 224	Ordinary	0,0001	165 645-2224
Total		Total	R	1656 452 224 Total	"	" Total	R 165 645-2224

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 165 645-2224

Stated capital R

Premium account R 14 146 709 307,2810

Total issued capital R 14 146 874 952,503

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				300 000	Ordinary	0,0001	13,5299	4 059 000-0000
Total		Total	R	Total 300 000	"	"	" Total	R 4059 000 · 0000

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN GROUP SHARE TRUST	3 ALICE LANE	300 000	Ordinary
	SANDTON, 2146		

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1 656 752 224	Ordinary	0,0001		⊗	165 675-2224
Total		Total	R	1 656 752 224 Total	Ordinary	0,0001	Total	R ⊗	165 675-2224

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 165 675-2224

State capital ____ R –

Premium account ____ R 14 150 750 654,7810

Total issued capital ____ R 14 150 916 330,0034

Certified correct.

Date ____ Signature ____ Director/Manager/Secretary

MTN GROUP LIMITED
Private Bag 9955 3 Alice Lane
Sandton 2146 Sandown 2196

Rubber stamp of company, if any, or of secretaries.

⊗ Opening Balance: Share Premium R 14 146 709 307,2810
Add: Proceeds on this issue 4 058 970,0000

14 150 768 277,2810
(17 622,50)
14 150 750 654,7810

Expensed: JSE LISTING FEE 8 520,93
Stamp duty 10 147,50
VAT on Listing Fee (1 045,93)
17 622,50

[Section 93 (3)]

RECEIVED
2004 NOV -9 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company 1994/009584/06

Name of company MTN GROUP LTD

1. Date of allotment of shares 29 September 2003

2. Authorised capital of company:

No par value			Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
					R	R
			2 500 000 000	Ordinary	0,0001	250 000
Total		Total	2 500 000 000	Ordinary	" Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value			Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
					R	R
			100	Ordinary	1,00	100-00
Total		Total	100	Ordinary	1,00 Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 29 September 2003

Name of company MTN GROUP LTD
C/o M. Mackintosh

Postal address Company Secretary
Private Bag 9955
Sandton
2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

	No par value				Par value			
	Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
				R			R	R
					1656 315 644	Ordinary	0,0001	165 631-5644
Total			Total	R -	1656 315 644 Total	"	" Total	R 165 631-5644

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 165 631-5644

Stated capital ______ R ______

Premium account ______ R 14 144 869 854-3590

Total issued capital ______ R 14 145 035 485-9234

5. Shares comprising this allotment:

	No par value				Par value				
	Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
			R	R			R	R	R
Total			Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

	No par value				Par value				
	Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
				R				R	R
					136 580	Ordinary	0,0001	13,5299	1847 927-4000
Total			Total	R	Total 136 580	"	"	" Total	R 1847 927-4000

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN GROUP SHARE TRUST	3 ALICE LANE	136 580	Ordinary
	SANDTON 2146		

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1656 452 224	Ordinary	0,0001		⊛	165 645-2224
Total		Total	R	Total 1656 452 224	"	"	Total	R ⊛	165 645-2224

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ________ R 165 645-2224

State capital ________ R –

Premium account ________ R 14 146 709 307,2810

Total issued capital ________ R 14 146 874 952,5034

Certified correct.

Date ________ For and on behalf of MTN GROUP LIMITED

Signature ________ [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of its secretaries.

⊛ Opening Balance: Share Premium — R 14 144 869 854,3590

Add: Proceeds on this issue — R 1 847 913,7420

14 146 717 768,1010

(8 460,8200)

R14 146 709 307,2810

Expenses: JSE LISTING FEE — 4 378,9700

Stamp Duty — 4 619,8200

VAT on Listing Fee — (537,9700)

8460-8200

SPOOR 1

Form CM 26

Revenue stamp or revenue franking machine impression R80

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973
SPECIAL RESOLUTION
(Section 200)

(To be lodged in duplicate)

RECEIVED
2004 NOV -9 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -10- 10
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of company
1994/009584/06

Name of company MTN GROUP LIMITED

Date notice given to members 4 September 2003 Date resolution passed 29 September 2003

Special resolution passed in terms of section 85 and 89 of the Act/*paragraph ______ of the memorandum/*article ______ of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) attached/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

SEE ATTACHED

Rubber stamp of company, if any, or of secretaries

Date 29 September 2003 Signature [signature]
~~Director~~/Secretary/Manager

Name (in block capitals) PF NHLEKO

**Delete whichever is not applicable.*

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company
1994/009584/06

Name of company MTN GROUP LIMITED

Postal address P O Box 9955
Sandton 2146

SPOOR AND FISHER
TO BE COLLECTED

Special resolution registered this day

Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -10- 13
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

Not valid unless stamped by Registrar of Companies

BM788

M:\CS\CJS\MTN Group Circular\CM FORMS\CM26.doc
29/9/2003

Annexure

SPECIAL RESOLUTION NUMBER 1

"RESOLVED THAT the Company, or a subsidiary, be and is hereby authorised, by way of a general authority, to acquire shares issued by the Company, in terms of sections 85 and 89 of the Companies Act, 1973 (Act 61 of 1973), as amended, and in terms of the JSE listings requirements, being that:

- any such repurchase of shares shall be implemented through the order book operated by the JSE trading system and done without any prior understanding or arrangement between such company and the counter party;

- at any point in time, such company may only appoint one agent to effect any repurchase(s) on its behalf;

- the general authority shall only be valid until the Company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution number 1;

- when the Company, or a subsidiary, has cumulatively repurchased 3% of the number of a class of the Company's shares in issue on the date of passing of this special resolution number 1 ("the initial number"), and for each 3% in aggregate of the initial number of that class of shares acquired thereafter, an announcement must be published as soon as possible and not later than 08:30 on the second business day following the day on which the relevant threshold is reached or exceeded, and the announcement must comply with the requirements of the JSE listings requirements;

- any repurchase by the Company, or a subsidiary, of the Company's own shares shall not, in aggregate in any one financial year, exceed 20% of the Company's issued share capital of that class in any one financial year;

- any repurchase by the Company, or a subsidiary, of the Company's own shares shall only be undertaken if after such repurchase, it still complies with the shareholder spread requirements as contained in the JSE listings requirements;

- the Company, or a subsidiary, may not purchase the Company's shares during a prohibited period as defined in the JSE listings requirements;

- repurchases may not be made at a price greater than 10% above the weighted average of the market value for the securities for the 5 (five) business days immediately preceding the date on which the transaction is effected."

MTN GROUP LIMITED
Incorporated in the Republic of South Africa
(Registration number 1994/009584/06)
("the Company")

Notice is hereby given that the 8th annual general meeting of shareholders of the Company will be held at 14th Avenue Campus, Fairlands, Gauteng on Monday, 29 September 2003 at 11:00, for the following purposes:

ORDINARY BUSINESS

1. To receive, consider and adopt the annual financial statements for the year ended 31 March 2003 of the Company and the Group, together with the report of the auditors.
2. To authorise the appointment the directors of the Company referred to below by single resolution in terms of the provisions of section 210 of the Companies Act, 1973 (Act No 61 of 1973) as amended ("the Companies Act").
3. To re-elect:
   - 3.1 Mr D D B Band,
   - 3.2 Mr R S Dabengwa,
   - 3.3 Mr P L Heinamann, and
   - 3.4 Mr R D Nisbet

   as directors who retire by rotation at this meeting in terms of Article 84 of the articles of association and, being eligible, offer themselves for re-election.
4. To elect Mr A F van Biljon and Ms S L Botha as directors of the Company.
5. To transact any other business capable of being transacted at an annual general meeting.

Details of the directors who retire at this meeting and who offer themselves for re-election are as follows:

1. **Doug Band** – Age: 58
   Appointed: 1 October 2001
   Educational qualifications: BCom, CA (SA)
   Major directorships: Standard Bank Group Limited, Electronic Media Network Limited, MIH Holdings Limited and Tiger Brands Limited.
   Member: Group Audit Committee; Nominations, Remuneration and Human Resources Committee.

2. **Sifiso Dabengwa** – Age: 44
   Appointed: 1 October 2001
   Educational qualifications: BSc (Eng), MBA
   Major directorships: Leaf Wireless (Proprietary) Limited, New Bucks Holdings (Proprietary) Limited, Mobile Telephone Networks (Proprietary) Limited and MTN International (Proprietary) Limited.
   Member: Risk Management and Corporate Governance Committee.

3. **Paul Heinamann** – Age: 61
   Appointed: 1 October 2001
   Educational qualifications: AMP INSEAD
   Major directorships: Alexander Forbes Limited, Alexander Forbes Insurance Company Limited; Guardrisk Holdings Limited; Guardrisk Insurance Company Limited.
   Member: Risk Management and Corporate Governance Committee (Chairman), Group Audit Committee.

4. **Rob Nisbet** – Age: 47
   Appointed: 1 October 2001
   Educational qualifications: BCom, BAcc, CA (SA)
   Major directorships: Mobile Telephone Networks (Proprietary) Limited and MTN International (Proprietary) Limited.

Details of directors offering themselves for election are as follows:

1. **Alan van Biljon** – Age: 55
   Appointed: 1 November 2002
   Educational qualifications: BCom, CA (SA), MBA
   Major directorships: Standard Risk and Treasury Management Services (Proprietary) Limited.
   Member: Group Audit Committee (Chairman), Risk Management and Corporate Governance Committee.
2. **Santie Botha** – Age: 38
   Appointed: 7 July 2003
   Educational qualifications: BEcon (Hons)
   Major directorships: Marketing Federation of South Africa.

SPECIAL BUSINESS

In addition, shareholders will be requested to consider, and if deemed fit, to pass the following special and ordinary resolutions with or without amendment:

SPECIAL RESOLUTION NUMBER 1

Preamble

For the purposes hereof "Group" shall bear the meaning assigned to it by the Listings Requirements ("JSE listings requirements") of the JSE Securities Exchange South Africa ("JSE"), which defines "Group" as a holding company, not itself being a wholly owned subsidiary, together with all companies being its subsidiaries, if any.

A general repurchase of the Company's shares shall not be effected before the JSE has received written confirmation from the Company's sponsor in respect of the directors' working capital statement.

The board of directors of the Company has considered the impact of a repurchase of up to 20% of the Company's shares, being the maximum permissible under a general authority in terms of the JSE listings requirements. Although there is at this point in time no intention to repurchase any of the Company's shares, should the opportunity arise and should the directors deem it in all respects to be advantageous to the Company to repurchase such shares, it is deemed appropriate that the directors be authorised to repurchase the Company's shares. This authority is subject to such repurchase not resulting in:

- the Company and the Group in the ordinary course of business being unable to pay its debts for a period of 12 (twelve) months after the date of this notice of annual general meeting;
- the liabilities of the Company and the Group exceeding or being equal to the assets of the Company and the Group for a period of 12 (twelve) months after the date of this notice of annual general meeting, calculated in accordance with the accounting policies used in the audited financial statements of the Group for the year ended 31 March 2003;
- the share capital and reserves of the Company and the Group for a period of 12 (twelve) months after the date of this notice of annual general meeting being insufficient for ordinary business purposes; and
- the working capital of the Company and the Group for a period of 12 (twelve) months after the date of this notice of annual general meeting being insufficient for ordinary business purposes.

"RESOLVED THAT the Company, or a subsidiary, be and is hereby authorised, by way of a general authority, to acquire shares issued by the Company, in terms of sections 85 and 89 of the Companies Act, 1973 (Act 61 of 1973), as amended, and in terms of the JSE listings requirements, being that:

- any such repurchase of shares shall be implemented through the order book operated by the JSE trading system and done without any prior understanding or arrangement between such company and the counter party;
- at any point in time, such company may only appoint one agent to effect any repurchase(s) on its behalf;
- the general authority shall only be valid until the Company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution number 1;
- when the Company, or a subsidiary, has cumulatively repurchased 3% of the number of a class of the Company's shares in issue on the date of passing of this special resolution number 1 ("the initial number"), and for each 3% in aggregate of the initial number of that class of shares acquired thereafter, an announcement must be published as soon as possible and not later than 08:30 on the second business day following the day on which the relevant threshold is reached or exceeded, and the announcement must comply with the requirements of the JSE listings requirements;

– any repurchase by the Company, or a subsidiary, of the Company's own shares shall not, in aggregate in any one financial year, exceed 20% of the Company's issued share capital of that class in any one financial year;

– any repurchase by the Company, or a subsidiary, of the Company's own shares shall only be undertaken if after such repurchase, it still complies with the shareholder spread requirements as contained in the JSE listings requirements;

– the Company, or a subsidiary, may not purchase the Company's shares during a prohibited period as defined in the JSE listings requirements;

– repurchases may not be made at a price greater than 10% above the weighted average of the market value for the securities for the 5 (five) business days immediately preceding the date on which the transaction is effected."

The reason for and effect of special resolution number 1 is to grant the Company, or a subsidiary, a general authority in terms of the Companies Act, 1973 (Act 61 of 1973) as amended ("the Act"), for the acquisition of shares of the Company. Such general authority will provide the Board with the flexibility, subject to the requirements of the Act and the JSE, to repurchase shares should it be in the interests of the Company at any time while the general authority exists. This general authority shall be valid until the earlier of the next annual general meeting of the Company, or the variation or revocation of such general authority by special resolution by any subsequent general meeting of the Company, provided that the general authority shall not be extended beyond 15 (fifteen) months from the date of passing this special resolution.

The resolution is required to be passed, on a show of hands, by not less than 75% of the number of shareholders of the Company entitled to vote on a show of hands at the annual general meeting who are present in person or by proxy or, where a poll has been demanded, by not less than 75% of the total votes to which the shareholders present in person or by proxy are entitled.

ORDINARY RESOLUTION NUMBER 1

"RESOLVED THAT the unissued ordinary shares of 0,01 cent each in the share capital of the Company be placed at the disposal and under the control of the Directors, and that the Directors be and are hereby authorised and empowered to allot, issue and otherwise to dispose of such shares to such person or persons on such terms and conditions and at such times as the Directors may from time to time at their discretion deem fit, subject to the aggregate number of such ordinary shares able to be allotted, issued and otherwise disposed of in terms of this resolution being limited to 10% of the number of ordinary shares in issue as at 31 March 2003 and subject to the provisions of the Companies Act, 1973 (Act No 61 of 1973), as amended, and the Listings Requirements of the JSE Securities Exchange South Africa."

ORDINARY RESOLUTION NUMBER 2

"RESOLVED THAT the pre-emptive rights, to which ordinary shareholders may be entitled in terms of the Listings Requirements ("JSE listings requirements") of the JSE Securities Exchange South Africa ("JSE") to participate in any future issues of equity securities (as defined in the JSE listings requirements) for cash which may be made by the Company subsequent to the date of passing this resolution, be and are hereby waived subject to the following conditions:

1. That equity securities or rights that are convertible into equity securities to be issued for cash be of a class already in issue and be issued to public shareholders as defined in the JSE listings requirements and not to related parties;
2. That where the Company, subsequent to the passing of this resolution, issues equity securities representing, on a cumulative basis within a financial year, 5% or more of the number of equity securities in issue prior to such issue, a press announcement giving full details of the issue, including the average discount to the weighted average traded price of the equity securities over the 30 (thirty) days prior to the date that the price of the issue was determined or agreed by the directors of the Company, the number of equity securities issued, the effect of the issue on net asset value per share, net tangible asset value per share, headline earnings per share and earnings per share, will be made at the time the said percentage is reached or exceeded;
3. The general issues of equity securities for cash in the aggregate in any one financial year may not exceed 10% of the Company's issued share capital of that class (for the purpose of determining the securities comprising the 10% number in any one year, account shall be taken of the dilution effect, in the year of issue of options/convertible securities, by including the number of any equity securities which may be issued in future arising out of the issue of such options/convertible securities);

4. That the maximum discount at which the equity securities will be issued for cash will be 10% of the weighted average traded price of those equity securities measured over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors of the Company and where the equity securities have not traded in such 30 (thirty) business day period, the JSE should be consulted for a ruling; and
5. That the approval for the waiver of the pre-emptive rights will be valid until the earlier of the next annual general meeting of the Company and the expiry of a period of 15 (fifteen) months from the date of passing of this resolution."

A 75% majority of the votes cast by the shareholders present or represented by proxy at the annual general meeting will be required to approve this resolution.

ORDINARY RESOLUTION NUMBER 3

"RESOLVED THAT:

1. the annual remuneration of the directors of the Company be fixed at the rate of R120 000 per annum and that the annual remuneration of the Chairman of the Company be fixed at the rate of R150 000 per annum, with effect from 1 April 2003. In addition to the above, an attendance fee of R25 000 and R50 000 per meeting will be paid to the directors and Chairman of the Company respectively; and
2. the annual remuneration of the following committee members will be as set out below:

Group Audit Committee

Chairman – R10 000
Attendance per meeting – R7 500
Member – R7 500
Attendance per meeting – R5 000

Risk Management and Corporate Governance Committee

Chairman – R10 000
Attendance per meeting – R7 500
Member – R7 500
Attendance per meeting – R5 000

Nominations, Remuneration and Human Resources Committee

Chairman – R7 500
Attendance per meeting – R7 500
Member – R5 625
Attendance per meeting – R3 000

Subsidiary Boards: MTN International (Proprietary) Limited and Mobile Telephone Networks (Proprietary) Limited

Chairman – R10 000
Attendance per meeting – R7 500
Member – R7 500
Attendance per meeting – R5 000."

ORDINARY RESOLUTION NUMBER 4

"RESOLVED THAT, the Company be and is hereby authorised to extend the current 3 (three) year contract of service entered into between the Company and Mr P F Nhleko, by an additional period of 2 (two) years until July 2007.

ORDINARY RESOLUTION NUMBER 5

"RESOLVED THAT, the Company's Share Incentive Scheme be amended as follows:

1. the provisions of clause 1.2.13.2 be amended by the deletion of the words "the weighted average of the daily official list price (as defined in the listing requirements of the JSE)", and the words, "closing price", be inserted in their stead. Clause 1.2.13.2 shall read as follows :

   "the closing price of the shares on the JSE on the actual trading day, as determined by the trustees, or, if the trustees so elect, by a certificate issued by any stockbroker on the JSE; and"

2. the provisions of clause 1.2.34.1 be amended by the deletion of the clause reference "1.2.34.1", the deletion of the words "within the meaning of the Act; or" and the deletion of the provisions of clause 1.2.34.2 and 1.2.34.3 in their entirety. Clause 1.2.34 shall read as follows:

   "subsidiary" - means a company which is a subsidiary of the company;"

3. the provisions of clause 15.2.4 be amended by the deletion of the words "provided that the trustees may, in their discretion and subject to such terms and conditions as they may impose". Clause 15.2.4 shall read as follows:

   "shall be personal to and be capable of being accepted only by the offeree to whom it is addressed or capable of being exercised only by the person to whom the option is granted, as the case may be;"

4. the provisions of clauses 15.2.4.1 and 15.2.4.2 be deleted in their entirety;

5. the provisions of clause 18.5 be amended by the deletion thereof and the insertion of the following:

   "18.5 Subject to the provisions of this deed, the purchase price of scheme shares purchased by a beneficiary shall be payable in such manner and at such time or times as may be stipulated in the offer of the shares. However, notwithstanding anything to the contrary herein contained but subject to clause 27, the total purchase price shall be paid not later than 10 years after the offer date, but payment of the purchase price of any shares purchased as a result of an acceptance of an offer, excluding a scrip lending linked offer (and the consequential release of the shares in terms of clause 16.2) may not be effected before the lapse of the following respective periods, or such longer or shorter periods as the trustees may, in accordance with directions given to them by the directors, from time to time prescribe (calculated from the offer date):

   18.5.1 two years, in respect of not more than 20% of the total number of shares;

   18.5.2 three years, in respect of not more than 40% of the total number of shares;

   18.5.3 four years, in respect of not more than 70% of the total number of shares; and

   18.5.4 five years, in respect of the balance of such shares."

6. the provisions of clause 19.2 be amended by the deletion thereof and the insertion of the following:

   "19.2 Notwithstanding anything to the contrary:

   19.2.1 no options may be exercised prior to the second anniversary of the option date;

   19.2.2 not more than an aggregate of 20% of the total number of shares subject to the option may be exercised prior to the expiry of three years from the option date;

   19.2.3 not more than an aggregate of 40% of such shares may be exercised prior to the expiry of four years from the option date;

   19.2.4 not more than an aggregate of 70% of such shares may be exercised prior to the expiry of five years from the option date;

   19.2.5 any balance of such shares may only be exercised after the expiry of five years from the option date,

   unless the trustees, in accordance with the directions given to them by the directors, from time to time vary the vesting periods and the extent of the vesting in respect of any of the options."

Consequential amendments as a result of the aforesaid amendments and other amendments that do not require authority of the Company in general meeting are contained in copies of the Scheme document which are available for inspection at the Company's registered office during normal business hours up to the date of the annual general meeting and will also be made available at the annual general meeting for perusal by shareholders.

ORDINARY RESOLUTION NUMBER 6

"RESOLVED THAT, any one director of the Company be and is hereby authorised to do all such things as are necessary and to sign all such documents issued by the Company so as to give effect to special resolution number 1 and ordinary resolution numbers 1, 2, 3, 4, and 5."

VOTING

Each shareholder entitled to attend and vote at the above meeting is entitled to appoint one or more proxies (who need not be shareholders of the Company) to attend, speak and vote in his stead.

PROXIES

A form of proxy which sets out the relevant instructions for its completion, is attached for use by shareholders of the Company who wish to appoint a proxy. The instrument appointing a proxy and the authority, if any, under which it is signed must be received by the Company or its registrars at the addresses given below by not later than 11:00 on Thursday, 25 September 2003.

Shareholders who hold certificated shares in their own name and shareholders who have dematerialised their shares in "own name" registrations must lodge their completed proxy forms with the Company's registrars or at the registered office of the Company not later than 11:00 on Thursday, 25 September 2003.

All beneficial owners of shares who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those shareholders who have dematerialised their shares in "own name" registrations, and all beneficial owners of shares who hold certificated shares through a nominee, must provide their CSDP, broker or nominee with their voting instructions. Voting instructions must reach the CSDP, broker or nominee in sufficient time and in accordance with the agreement between the beneficial owner, and the CSDP, broker or nominee (as the case may be) to allow the CSDP, broker or nominee to carry out the instructions and if applicable lodge the requisite voting instruction by not later than 11:00 on Thursday, 25 September 2003.

Should such beneficial owners, however, wish to attend the meeting in person, they may do so by requesting their CSDP, broker or nominee to issue them with an appropriate authority in terms of the agreement entered into between the beneficial owner, and the CSDP, broker or nominee (as the case may be) and if applicable, lodge the appropriate authority with the Company or its registrars at the address given below by not later than 11:00 on Thursday, 25 September 2003.

By order of the board

M M R Mackintosh
Company Secretary

4 September 2003

BUSINESS ADDRESS AND REGISTERED OFFICE
3 Alice Lane
Sandown Extension 38
(Private Bag 9955, Sandton, 2146)

SOUTH AFRICAN REGISTRARS
Computershare Investor Services Limited
Registration number 1958/003546/06
70 Marshall Street, Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

SHAREHOLDER COMMUNICATIONS CONSULTANTS
Georgeson Shareholder Communications (Proprietary) Limited
Registration number 2000/003204/07
SMG Building, 108 Johan Avenue, Sandton, 2196
(PO Box 652000, Benmore, 2010)
Toll free: 0800 202 360
Tel No: +27 11 775 3443

COMPANIES AND INTELLECTUAL
PROPERTY REGISTRATION OFFICE

Date: 15/10/2003

Our Reference: 13858906
Box: 40487
Sequence: 38

SPOOR AND FISHER
Basket: SPOOR1

RE: ***Amendment to Company Registration***
Company Number: 1994/009584/06
Company Name: MTN GROUP

We have received a CM26 from you dated 29/09/2003.

The CM26 (1) was accepted and placed on file.

Yours truly
Registrar of Companies
TJV

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Fax (012) 328 3051, www.cipro.gov.za

the dti
THE DEPARTMENT
OF TRADE AND INDUSTRY
SOUTH AFRICA

Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

RECEIVED
2004 NOV -9 A 9:13
OFFICE OF INTER... CORPORATE F...

MTN GROUP LIMITED
PRIVATE BAG 9955
SANDTON
2146

Registrasie No. van Maatskappy
Registration No. of Company

1994/009584/06

Opgawe van besonderhede soos op /
Return of Particulars as at 2 September 2003

Verklaring / Statement

Ek, ____________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming volge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, MARIE MANUELA RITA RODRIGUES MACKINTOSH
(name of ~~director~~ or officer)

state that, ~~the~~ written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed ____________________

Datum
Date 2 September 2003

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	WEBB
2. Volle voorname/Full forenames	LINDO CARVEL
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 4 8 0 6 1 1 4 5 0 2 0 0 0 0
5. (a) Datum van aanstelling/Date of appointment	1 July 2002
(b) Betiteling/Designation	Alternate Director (To: MABASO)
6. Woonadres/Residential address	129 11TH ROAD ERAND EXT. 1 HALFWAY HOUSE 1685
7. Besigheidadres/Business address	150 COMMISSIONER STREET JOHANNESBURG 2001
8. Posadres/Postal address	P O BOX 72501 PARKVIEW 2122
9. Nasionaliteit/Nationality	SOUTH AFRICAN
10. Beroep/Occupation	GENERAL MANAGER - TRANSNET
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

1.:	BAND
2.:	DOUGLAS DENOON BALHARRIE
3.:	
4.:	Jaar Maand Dag / Year Month Day 4 | 4 | 0 | 4 | 1 | 1 | 5 | 1 | 2 | 0 | 0 | 0 | 8
5.: (a)	1 October 2001
(b)	Director
6.:	90 FIRST ROAD HYDE PARK 2196
7.:	CAPITAL INVESTMENTS DIVISION SCMB 18 BOMPAS ROAD DUNKELD WEST 2196
8.:	P O BOX 412157 CRAIGHALL 2024
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	CINDI
2.:	ZITHULELE NYANGANA ABSALOM
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 | 0 | 0 | 8 | 1 | 8 | 5 | 6 | 7 | 2 | 0 | 8 | 4
5.: (a)	23 April 1999
(b)	Director
6.:	34 KLIPSPRINGER AVENUE FLAMINGO RIDGE BRAKPAN 1540
7.:	MAWUSA UNION 7TH FLOOR UNITY HOUSE 100 PLEIN STREET JOHANNESBURG 2001
8.:	P O BOX 1773 JOHANNESBURG 2000
9.:	SOUTH AFRICAN
10.:	TRADE UNIONIST/PUBLIC OFFICER
11.:	Yes
12.:	No Change

1.:	DABENGWA
2.:	RAYMOND SIFISO
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 | 8 | 0 | 4 | 0 | 5 | 5 | 9 | 3 | 9 | 0 | 8 | 6
5.: (a)	1 October 2001
(b)	Director
6.:	38 CORAL TREE CRESCENT FOURWAYS GARDENS 2055
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	MANAGING DIRECTOR - MTN
11.:	Yes
12.:	No Change

1.:	HEINAMANN
2.:	PAUL LINDSAY
3.:	
4.:	Jaar Maand Dag / Year Month Day 4 | 1 | 1 | 2 | 0 | 7 | 5 | 0 | 7 | 3 | 0 | 8 | 9
5.: (a)	1 October 2001
(b)	Director
6.:	19 WESTBOURNE ROAD BRYANSTON 2021
7.:	19 WESTBOURNE ROAD BRYANSTON 2021
8.:	P O BOX 68562 BRYANSTON 2021
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	NISBET
2.:	ROBERT DUNCAN
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 | 5 | 0 | 9 | 2 | 9 | 5 | 0 | 3 | 3 | 0 | 8 | 3
5.: (a)	1 October 2001
(b)	Director
6.:	20 TENNEYSON AVENUE SENDERWOOD 2007
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2196
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	FINANCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	ZIM
2.:	POLELO LAZARUS
3.:	
4.:	Jaar Maand Dag / Year Month Day 6 | 0 | 0 | 8 | 2 | 2 | 5 | 7 | 8 | 2 | 0 | 8 | 2
5.: (a)	1 October 2001
(b)	Director
6.:	105 FORREST ROAD ATHOLL 2196
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2144
9.:	SOUTH AFRICAN
10.:	MANAGING DIRECTOR - MTN
11.:	Yes
12.:	~~No Change~~ RESIGNED 30/9/2003

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	RAMAPHOSA
2.:	MATAMELA CYRIL
3.:	
4.: Jaar/Year Maand/Month Dag/Day	5 2 1 1 1 1 7 5 6 8 1 0 8 7
5.: (a)	1 October 2001
(b)	Chairman
6.:	29 TEESDALE ROAD HYDE PARK 2196
7.:	GROUND FLOOR BUILDING 2 93 PROTEA ROAD CHISLEHURSTON 2196
8.:	P O BOX 651508 BENMORE 2010
9.:	SOUTH AFRICAN
10.:	CHAIRMAN - JOHNNIC
11.:	Yes
12.:	No Change

1.:	CHARNLEY
2.:	IRENE
3.:	BARENDILLA
4.: Jaar/Year Maand/Month Dag/Day	6 0 0 5 0 6 0 1 1 0 0 8 0
5.: (a)	12 November 1998
(b)	Director
6.:	2 CARMEL VILLAGE GATESIDE AVENUE DAINFERN
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	COMMERCIAL DIRECTOR
11.:	Yes
12.:	No Change

B. Ouditeur / Auditor

1. Naam/Name	PRICEWATERHOUSECOOPERS INC.
2. Datum van aanstelling/Date of appointment	16 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

Joint Auditor

1. Naam/Name	SIZWE NTSALUBA VSP INC.
2. Datum van aanstelling/Date of appointment	1 September 2002
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

CM 29

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

Gedateer / Dated 26 August 2003

Attention: Lydia Tshabalala

Naam van maatskappy / Name of company MTN GROUP LIMITED

Posadres / Postal address PRIVATE BAG 9955 SANDTON 2146

Datum ontvang / Date received

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

2003 -09- 0 3

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

RECEIVED 2 ? -- 2003 FINANCE DE...

RECEIVED 29 OCT 2003 FINANCE DEPARTM...

1. Van / Surname	MACKINTOSH
2. Volle voorname/ Full Forenames	MARIE MANUELA RITA RODRIGUES
3.Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of , indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Maand Dag / Year Month Day 5 | 5 | 0 | 7 | 1 | 1 | 0 | 1 | 7 | 8 | 1 | 8 | 2
5. (a) Datum van aanstelling/Date of appointment	15 January 2002
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	20 MIRAGE STREET CRYSTAL PARK BENONI 1501
8. Besigheidadres/Business address	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2146
9. Posadres/Postal address	PRIVATE BAG 9955 SANDTON 2146
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	PORTUGUESE
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Maand Dag / Year Month Day	4.: Jaar Maand Dag / Year Month Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:

1.:	MABASO
2.:	SINDISIWE NTOMBENHLE
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 9 0 8 1 4 0 2 8 9 0 8 1
5.: (a)	1 July 2002
5.: (b)	Director
6.:	20 CORAL PLACE SCHOOL ROAD MORNINGSIDE 2057
7.:	150 COMMISIONER STREET JOHANNESBURG 2001
8.:	P O BOX 72501 PARKVIEW 2122
9.:	SOUTH AFRICAN
10.:	CHIEF FINANCIAL OFFICER : TRANSNET
11.:	Yes
12.:	No Change

1.:	BOTHA
2.:	SUSAN LOUISE
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 4 0 8 0 5 0 1 6 4 0 0 2
5.: (a)	7 July 2003
5.: (b)	Director
6.:	3 HEAVENS GATE 35 ETHEL AVENUE NORTHCLIFF EXT. 12 2195
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2196
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	EXECUTIVE DIRECTOR MARKETING
11.:	Yes
12.:	No Change

1.:	VAN BILJON
2.:	ALAN FRANCIS
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 7 0 6 0 1 5 0 4 2 0 8 6
5.: (a)	1 November 2002
5.: (b)	Director
6.:	26 LYSTANWOLD ROAD SAXONWOLD 2196
7.:	26 LYSTANWOLD ROAD SAXONWOLD 2196
8.:	26 LYSTANWOLD ROAD SAXONWOLD 2196
9.:	SOUTH AFRICAN
10.:	CONSULTANT
11.:	Yes
12.:	No Change

1.:	NHLEKO
2.:	PHUTHUMA FREEDOM
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 0 0 4 0 7 5 8 2 0 0 8 0
5.: (a)	28 June 2001
5.: (b)	GROUP CEO
6.:	2/213 TRICHARDT STREET PRESIDENT PARK MIDRAND 1685
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2196
8.:	PRIVATE BAG X9924 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	CEO
11.:	Yes
12.:	No Change

1.:	MODISE
2.:	JACOB RASETLHAKE DANIEL
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 6 0 9 0 9 6 0 3 2 0 8 3
5.: (a)	1 October 2001
5.: (b)	Alternate Director (To: RAMAPHOSA)
6.:	NO. 3 CARMEL DAINFERN FOURWAYS 2055
7.:	LEVEL 3 WEST WING GALLAGHER HOUSE - GALLAGHER ESTATE 19 RICHARD DRIVE MIDRAND 1685
8.:	P O BOX 231 JOHANNESBURG 2000
9.:	SOUTH AFRICAN
10.:	CHIEF OPERATING OFFICER - JOHNNIC
11.:	Yes
12.:	Resigned - 25 August 2003

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day:
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

MTN GROUP LIMITED
PRIVATE BAG 9955
SANDTON
2146

Registrasie No. van Maatskappy
Registration No. of Company

1994/009584/06

Opgawe van besonderhede soos op /
Return of Particulars as at 23 July 2003

Verklaring / Statement

Ek, ______________________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, M M R MACKINTOSH
(name of ~~director or~~ officer)

state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed ______________________________

Datum
Date 23 July 2003

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED

PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS

1. Van/Surname	WEBB
2. Volle voorname/Full forenames	LINDO CARVEL
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar / Year, Maand / Month, Dag / Day 4 8 0 6 1 1 4 5 0 2 0 0 0 0
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	1 July 2002 Alternate Director (To: - MABASO)
6. Woonadres/Residential address	129 11TH ROAD ERAND EXT. 1 HALFWAY HOUSE 1685
7. Besigheidadres/Business address	150 COMMISSIONER STREET JOHANNESBURG 2001
8. Posadres/Postal address	P O BOX 72501 PARKVIEW 2122
9. Nasionaliteit/Nationality	SOUTH AFRICAN
10. Beroep/Occupation	GENERAL MANAGER - TRANSNET
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

1.:	MODISE
2.:	JACOB RASETLHAKE DANIEL
3.:	
4.:	Jaar Maand Dag / Year Month Day: 6|6|0|9|0|9|6|0|3|2|0|8|3
5.: (a)	1 October 2001
(b)	Alternate Director (To: RAMAPHOSA)
6.:	NO. 3 CARMEL DAINFERN FOURWAYS 2055
7.:	LEVEL 3 WEST WING GALLAGHER HOUSE - GALLAGHER ESTATE 19 RICHARD DRIVE MIDRAND 1685
8.:	P O BOX 231 JOHANNESBURG 2000
9.:	SOUTH AFRICAN
10.:	CHIEF OPERATING OFFICER - JOHNNIC
11.:	Yes
12.:	No Change

1.:	MABASO
2.:	SINDISIWE NTOMBENHLE
3.:	
4.:	Jaar Maand Dag / Year Month Day: 6|9|0|8|1|4|0|2|8|9|0|8|1
5.: (a)	1 July 2002
(b)	Director
6.:	20 CORAL PLACE SCHOOL ROAD MORNINGSIDE 2057
7.:	150 COMMISIONER STREET JOHANNESBURG 2001
8.:	P O BOX 72501 PARKVIEW 2122
9.:	SOUTH AFRICAN
10.:	CHIEF FINANCIAL OFFICER : TRANSNET
11.:	Yes
12.:	No Change

1.:	CINDI
2.:	ZITHULELE NYANGANA ABSALOM
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5|0|0|8|1|8|5|6|7|2|0|8|4
5.: (a)	23 April 1999
(b)	Director
6.:	34 KLIPSPRINGER AVENUE FLAMINGO RIDGE BRAKPAN 1540
7.:	MAWUSA UNION 7TH FLOOR UNITY HOUSE 100 PLEIN STREET JOHANNESBURG 2001
8.:	P O BOX 1773 JOHANNESBURG 2000
9.:	SOUTH AFRICAN
10.:	TRADE UNIONIST/PUBLIC OFFICER
11.:	Yes
12.:	No Change

1.:	DABENGWA
2.:	RAYMOND SIFISO
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5|8|0|4|0|5|5|9|3|9|0|8|6
5.: (a)	1 October 2001
(b)	Director
6.:	38 CORAL TREE CRESCENT FOURWAYS GARDENS 2055
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	MANAGING DIRECTOR - MTN
11.:	Yes
12.:	No Change

1.:	HEINAMANN
2.:	PAUL LINDSAY
3.:	
4.:	Jaar Maand Dag / Year Month Day: 4|1|1|2|0|7|5|0|7|3|0|8|9
5.: (a)	1 October 2001
(b)	Director
6.:	19 WESTBOURNE ROAD BRYANSTON 2021
7.:	19 WESTBOURNE ROAD BRYANSTON 2021
8.:	P O BOX 68562 BRYANSTON 2021
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	NISBET
2.:	ROBERT DUNCAN
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5|5|0|9|2|9|5|0|3|3|0|8|3
5.: (a)	1 October 2001
(b)	Director
6.:	20 TENNEYSON AVENUE SENDERWOOD 2007
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2196
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	FINANCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	ZIM
2.:	POLELO LAZARUS
3.:	
4.: Jaar/Year Maand/Month Dag/Day	6 0 0 8 2 2 5 7 8 2 0 8 2
5.: (a)	1 October 2001
(b)	Director
6.:	105 FORREST ROAD ATHOLL 2196
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2144
9.:	SOUTH AFRICAN
10.:	MANAGING DIRECTOR - MTN
11.:	Yes
12.:	No Change

1.:	CHARNLEY
2.:	IRENE
3.:	BARENDILLA
4.: Jaar/Year Maand/Month Dag/Day	6 0 0 5 0 6 0 1 1 0 0 8 0
5.: (a)	12 November 1998
(b)	Director
6.:	2 CARMEL VILLAGE GATESIDE AVENUE DAINFERN
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	COMMERCIAL DIRECTOR
11.:	Yes
12.:	No Change

B. Ouditeur / Auditor

1. Naam/Name	PRICEWATERHOUSECOOPERS INC.
2. Datum van aanstelling/Date of appointment	16 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

Joint Auditor

1. Naam/Name	SIZWE NTSALUBA VSP INC.
2. Datum van aanstelling/Date of appointment	1 September 2002
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated 23 July 2003

Attention: Lydia Tshabalala

Naam van maatskappy
Name of company MTN GROUP LIMITED

Datum ontvang
Date received

Posadres
Postal address PRIVATE BAG 9955 SANDTON
2146

Datumstempel van registrasiekantoor vir maatskappye/
Date stamp of companies registration office

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van / Surname	MACKINTOSH
2. Volle voorname/ Full Forenames	MARIE MANUELA RITA RODRIGUES
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of , indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day: 5 5 0 7 1 1 1 0 1 7 8 1 8 2
5. (a) Datum van aanstelling/Date of appointment	15 January 2002
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	20 MIRAGE STREET CRYSTAL PARK BENONI 1501
8. Besigheidadres/Business address	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2146
9. Posadres/Postal address	PRIVATE BAG 9955 SANDTON 2146
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	PORTUGUESE
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

1.:	NHLEKO
2.:	PHUTHUMA FREEDOM
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 | 0 | 0 | 4 | 0 | 7 | 5 | 8 | 2 | 0 | 0 | 8 | 0
5.: (a)	28 June 2001
5.: (b)	GROUP CEO
6.:	2/213 TRICHARDT STREET PRESIDENT PARK MIDRAND 1685
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2196
8.:	PRIVATE BAG X9924 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	CEO
11.:	Yes
12.:	No Change

1.:	BAND
2.:	DOUGLAS DENOON BALHARRIE
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 | 4 | 0 | 4 | 1 | 1 | 5 | 1 | 2 | 0 | 0 | 0 | 8
5.: (a)	1 October 2001
5.: (b)	Director
6.:	90 FIRST ROAD HYDE PARK 2196
7.:	CAPITAL INVESTMENTS DIVISION SCMB 18 BOMPAS ROAD DUNKELD WEST 2196
8.:	P O BOX 412157 CRAIGHALL 2024
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	BOTHA
2.:	SUSAN LOUISE
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 | 4 | 0 | 8 | 0 | 5 | 0 | 1 | 6 | 4 | 0 | 0 | 2
5.: (a)	7 July 2003
5.: (b)	Director
6.:	3 HEAVENS GATE 35 ETHEL AVENUE NORTHCLIFF EXT. 12 2195
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2196
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	EXECUTIVE DIRECTOR MARKETING
11.:	Yes
12.:	New Appointment - 7 July 2003

1.:	VAN BILJON
2.:	ALAN FRANCIS
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 | 7 | 0 | 6 | 0 | 1 | 5 | 0 | 4 | 2 | 0 | 8 | 6
5.: (a)	1 November 2002
5.: (b)	Director
6.:	26 LYSTANWOLD ROAD SAXONWOLD 2196
7.:	26 LYSTANWOLD ROAD SAXONWOLD 2196
8.:	26 LYSTANWOLD ROAD SAXONWOLD 2196
9.:	SOUTH AFRICAN
10.:	CONSULTANT
11.:	Yes
12.:	No Change

1.:	RAMAPHOSA
2.:	MATAMELA CYRIL
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 5 | 2 | 1 | 1 | 1 | 7 | 5 | 6 | 8 | 1 | 0 | 8 | 7
5.: (a)	1 October 2001
5.: (b)	Chairman
6.:	29 TEESDALE ROAD HYDE PARK 2196
7.:	GROUND FLOOR BUILDING 2 93 PROTEA ROAD CHISLEHURSTON 2196
8.:	P O BOX 651508 BENMORE 2010
9.:	SOUTH AFRICAN
10.:	CHAIRMAN - JOHNNIC
11.:	Yes
12.:	No Change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day:
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1994/009584/06

RECEIVED 2004 NOV -9 A 9:13 OFFICE OF ... CORPORATE FINANCE

Name of company MTN GROUP LTD

1. Date of allotment of shares 28 August 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	Ordinary	0,0001	250 000
Total	Total	2 500 000 000	Ordinary	" Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	100	Ordinary	1,00 Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 28 August 2003

Name of company MTN GROUP LTD

c/o M. Mackintosh

Postal address Company Secretary

Private Bag 9955

Sandton

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1655981817	Ordinary	0,0001	165598,1817
Total		Total	R	1655981817 Total	Ordinary	0,0001 Total	R 165598,1817

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 165598,1817

Stated capital R

Premium account R 14 140 106 106,9017

Total issued capital R 14 140 271 705,0834

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				79 400	Ordinary	0,0001	9,3099	739 214-0000
				46 260	"	0,0001	13,5299	625 897-8000
				208 167	"	0,0001	16,4199	3 418 102-1400
Total		Total	R	Total 333 827			39,2597 Total	R 4 783 213-9400

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN Holding Staff Trust	3 Alice Lane	208 167	Ordinary
MTN Group Share Trust	Sandton	125 660	Ordinary
(Both Staff Share Incentive Schemes)	2146		

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1 656 315 644	Ordinary	0,0001	⊗	⊗	165 631-5644
Total		Total	R	Total 1 656 315 644	"	"	Total	R "	165 631-5644

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 165 631-5644

State capital R —

Premium account R 14 144 869 854,3590

Total issued capital R 14 145 035 485,9234

Certified correct.

For and on behalf of MTN GROUP LIMITED

Date ______ Signature ______

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

⊗ Opening Balance: Share Premium R 14 140 106 106,9017
Add: Proceeds of this Issue 4 783 180,5573

	14 144 889 287,4590
	(19 433,1000)
	14 144 869 854,3590

Expenses:

JSE Listing Fee	8520,9300
Stamp duty	11 958,1000
VAT on listing fee	(1045,930)
	19 433,1000

Return of allotment of shares

[Section 93 (3)]

13B566

Registration No. of company 1994/009584/06

Name of company MTN GROUP LTD (FORMERLY KNOWN AS M-CELL LTD)

1. Date of allotment of shares 22 July 03

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2500 000 000	Ordinary	0,0001	250 000
Total	Total	2500 000 000	"	" Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	100	"	" Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 22 July 2003

Name of company MTN GROUP LTD

% M. Mackintosh

Postal address Company Secretary
Private Bag 9955
Sandton
2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

	No par value				Par value			
	Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
				R			R	R
					1655970957	Ordinary	0,0001	165597,0957
Total			Total	R	Total 1655970957	"	" Total	R165597,0957

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 165 597,0957

Stated capital R

Premium account R 14 139 958 180,4877

Total issued capital R 14 140 123 777,583

5. Shares comprising this allotment:

	No par value				Par value				
	Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
			R	R			R	R	R
Total			Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

	No par value				Par value				
	Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
				R				R	R
					10 860	Ordinary	0,0001	13,5299	146 935,8000
Total			Total	R	Total 10 860	"	0,0001	13,5299 Total	R 146 935,8000

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
M-Cell Share Trust	3 Alice Lane	10 860	Ordinary
	Sandton		
	2146		

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1655981817	Ordinary	0,0001	–	⊗	165598,1817
Total		Total	R	Total 1655981817	"	"	" Total	R "	165598,1817

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 165598,1817

State capital ______ R ______

Premium account ______ ⊗ R 14 140 106 106,9017

Total issued capital ______ R 14 140 271 705,0834

MTN GROUP LIMITED
Private Bag 9955 Sandton 2146
3 Alice Lane Sandown 2196

Date ______ Certified correct. Signature ______

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

⊗ Opening Balance Share Premium	R 14 139 958 180,4877
Add: Proceeds of this Issue	146934,7140
	14 140 105 115,2017
	(991,7000)
	14 140 106 106,9017

Expenses:

JSE Listing FEE	R726,0000
Stamp duty	R367,3400
VAT on Listing FEE	R(101,6400)
	R 991,7000

Return of allotment of shares

[Section 93 (3)]

RECEIVED

2004 NOV -9 A 9:18

CORPORATE FINANCE

2003 -08- 12

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of company
1994/009584/06

Name of company MTN GROUP LTD (FORMERLY KNOWN AS M-CELL LTD)

1. Date of allotment of shares 10 July 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2500000000	Ordinary	0,0001	250 000
Total	Total	2500 000 000	"	" Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	100	"	1,00 Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 10 July 2003

Name of company MTN GROUP LTD

c/o M. Mackintosh

Postal address Company Secretary

Private Bag 9955

Sandton

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1655960377	Ordinary	0,0001	165 596,037
Total		Total	R	Total 1655960377	"	" Total	R 165 596,037

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 165596,0377

Stated capital ______ R ______

Premium account ______ R 14139816016,3

Total issued capital ______ R 14139981612,41

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				10580	Ordinary	0,0001	13,5299	143147,4000
Total		Total	R	Total 10 580	"	"	" Total	R 143147,4000

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
M-CAL SHARE TRUST	3 ALICE LANE	10580	Ordinary
	SANDTON		
	2146		

7. Issued capital at date of this return:

	No par value				Par value					
	Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
			R	R			R	R	R	R
					1655970957	Ordinary	0,0001		⊗	165597,0957
Total			Total	R	Total 1655970957	"	"	Total	R "	165597,0957

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 165 597,0957

State capital R

Premium account ⊗ R 14 139 958 180,4877

Total issued capital R 14 140123 777,5834

Date MTN GROUP LIMITED Private … Alice Lane Sandton 2146 Sandown 2196

Certified correct.

Signature [signature] ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

⊗ Opening Balance: Share Premium R 14139816016,3757
Add: Proceeds of this issue 143146,3420
14139959162,7177
(982,2300)
14139958180-4877

Expenses:

JSE LISTING FEE	R 726,0000
Stamp duty	R 357,8700
VAT ON LISTING FEE	L (101,640)
	982,2300

[Section 93 (3)]

Registration No. of company 1994/009584/06

RECEIVED 2004 NOV -9 A 9:1? OFFICE OF ... CORPORATE ...

Name of company MTN GROUP LTD (FORMERLY KNOWN AS M-CELL LTD)

1. Date of allotment of shares 7 July 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	Ordinary	0,0001	250 000
Total	Total	2 500 000 000	"	" Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	100	"	" Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 7 July 2003

Name of company MTN GROUP LTD

c/o M. Mackintosh

Postal address Company Secretary

Private Bag 9955

Sandton

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

	Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
				R			R	R
					1655 861 297	Ordinary	0,0001	165 586,1297
Total			Total	R	Total 1 655 861 297	"	"	Total R 165 586,1297

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ____ R 165 586-1297

Stated capital ____ R ____

Premium account ____ R 14 138 448 074,96

Total issued capital ____ R 14 138 613 661,093[illegible]

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				99 080	Ordinary	0,0001	13,8799	1 375 230,40[illegible]
Total		Total	R	Total 99 080	"	"	" Total	R 1375 230,40[illegible]

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
M-Cell Share Trust	3 Alice Lane	99 080	Ordinary
	Sandton		
	2146		

No par value					Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1655 960 377	Ordinary	0,0001		⊗	165 596,0377
Total		Total	R	Total 1655 960 377	"	"	Total	R "	165 596,0377

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ________ R 165 596,0377

State capital ________ R ________

Premium account ________ ⊗ R 14 139 816 016,3757

Total issued capital ________ R 14 139 981 612,4134

For and on behalf of
MTN GROUP LIMITED
Director / Secretary

Certified correct.

Date ________ Signature ________
~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

⊗ Opening Balance: Share Premium R 14 138 448 074,9637
Add: Proceeds of this Issue R 1 375 220,4920
14 139 823 295,4557
(7 279,0800)
R 14 139 816 016,3757

Expenses:

Jse Listing Fee	R 4 378,9700
Stamp Duty	R 3 438,0800
Vat on Listing Fee	R (537,9700)
	R 7 279,0800

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1994/009584/06

Name of company MTN GROUP LTD (FORMERLY KNOWN AS M-CELL LTD)

1. Date of allotment of shares 18 June 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2500000000	Ordinary	0,0001	250 000
Total	Total	2500000000	"	" Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	100	"	" Total	R 100-00

RECEIVED
2004 NOV -9 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 18 June 2003

Name of company MTN Group Ltd

Postal address c/o M. Mackintosh
Company Secretary
Private Bag 9955
Sandton
2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

	No par value				Par value			
	Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal, amount of each share	Amount of issued paid-up capital
				R			R	R
					1652 405 376	Ordinary	0,0001	165 240,5376
Total			Total	R -	1652 405 376 Total	"	0,0001 Total	R 165 240,5376

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 165 240,5376

Stated capital R

Premium account R 14 093 872 161-8558

Total issued capital R 14 094 037 402,3934

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				3455 921	Ordinary	0,0001	12,9399	44 719 617,74
Total		Total	R	3455 921 Total	"	"	" Total	R 44 719 617,74

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
① MTN STAFF INCENTIVE	3 Alice Lane	3447 521	
TRUST	Sandton 2146		Ordinary
② M-Cell Share Trust	" "	8400	

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1655 861 297	Ordinary	0,0001		⊗	165 586,1297
Total		Total R		1655 861 297 Total	"	"		Total R	165586,1297

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 165 586,1297

~~Stated capital~~ R

Premium account ⊗ R 14 138 448 074,9637

Total issued capital R 14 138 613 661,0934

For and on behalf of
MTN GROUP LIMITED
Director / Secretary

Date [signature]

Rubber stamp of company, if any, or of secretaries

Certified correct.

Signature [signature]
~~Director/Manager~~/Secretary

Opening Balance: Share Premium R 14 093 872 161-8558
Add Proceeds on this Issue R 44 719 272-1479
14 138 591 434-0037
(143359-0400)
R 14 138 448 074,9637

Expenses:

JSE LISTING FEE R 35 979-0000
Stamp duty R 111 799-0400
less: VAT on Listing Fee (4 419-0000)
143 359-0400

[Section 93 (3)]

Registration No. of company
1994/009584/06

Name of company MTN GROUP LTD (formerly known as M-Cell Ltd)

1. Date of allotment of shares 15 April 2003

2. Authorised capital of company:

	No par value		Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
					R	R
			2500 000 000	Ordinary	0,0001	250 000
Total		Total	2500 000 000	"	0,0001 Total	R 250 000

3. Shares subscribed for in memorandum of association:

	No par value		Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
					R	R
			100	Ordinary	1,00	100-00
Total		Total	100	"	" Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 15 April 2003

Name of company MTN GROUP LTD {Formerly M-Cell LTD}

c/o M. Mackintosh

Postal address Company Secretary

Private Bag 9955

Sandton

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1652 057 646	Ords	0,0001	165 205, 7646
Total		Total	R	1652 057 646 Total	"	0,0001 Total	R 165 205, 7646

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 165 205, 7646

Stated capital R

Premium account R 14 089 280 298, 5788

Total issued capital R 14 089 445 504, 3434

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				347 730	Ords	0,0001	13,2599	4 610 899,8000
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN STAFF INCENTIVE	3 Alice Lane	347 730	Ordinary
TRUST BENEFICIARY	Sandton		
MR R.G. TRUSCOTT			

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1652405376	Ords	0,0001		⊗	165 240,537[illegible]
Total		Total	R	Total 1652405376	Ords	0,0001	Total	R	165 240,537[illegible]

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 165 240,5376

State capital ______ R ______

Premium account ______ ⊗ R 14 093 872 161-8558

Total issued capital ______ R 14 094 037 402,393[illegible]

Certified correct.

Date ______ Signature ______

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

For and on behalf of
MTN GROUP LIMITED
~~Director~~ / Secretary

Opening Balance Share Premium R 14 089 280 298,5788

Add: Proceeds on this issue R 4 610 865,0270

14 093 891 163,6058

(19 002,2500)

14 093 872 161-8558

Expenses:

JSE Listing Fee R 8520,9300

Stamp duty R 11527,2500

Less: VAT on Listing fee (1045,9300)

R 19 002,2500

Return of allotment of shares

[Section 93 (3)]

RECEIVED
2004 NOV -9 A 9:13
OFFICE OF [illegible]

Registration No. of company
1994/009584/06

Name of company MTN GROUP LTD (FORMERLY)(M-CELL LTD)

1. Date of allotment of shares 3 MARCH 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2500 000000	Ordinary	0,0001	250 000
Total	Total	2500 000000	"	0,0001 Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	100	"	" Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 8 March 2003

Name of company MTN Group Ltd (Formerly M-Cell Ltd) c/o M. Mackintosh

Postal address Company Secretary
Private Bag 9955
Sandton
2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1 651 872 845	Ordinary	0,0001	165 187,2845
Total		Total	R	Total 1 651 872 845	"	" Total	R 165 187,2845

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 165 187,2845

Stated capital ______ R ______

Premium account ______ R 14 086 821 389,0989

Total issued capital ______ R 14 086 986 576,383

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				184 801	Ordinary	0,0001	13,3599	2 468 941-36
Total		Total	R	Total 184 801	"	"	" Total	R 2 468 941-36

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN STAFF INCENTIVE	3 Alice Lane	184 801	Ordinary
TRUST	Sandton		
	2146		

	No par value			Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				165205764б	Ords	0,0001		⊛	165 205,7646
Total		Total	R	165205764б Total	"	"	Total	R "	165 205,7646

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ________ R 165 205,7646

State capital ________ R ________

Premium account ________ ⊛ R 14 089 280 298,5788

Total issued capital ________ R 14 089 445 504,3434

For and on behalf of
MTN GROUP LIMITED
D. SECRETARY

Certified correct.

Date 27/02/03 Signature ________

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

⊛ Opening Balance - Share Premium R 14 086 821 389,0989
Add: Proceeds on this issue R 2 468 922,8799

14 089 290 311,9788
(10 013,4000)
14 089 280 298,5788

Expenses:

JSE LISTING FEE:	R4378.97
Stamp Duty	R6172.40
less: VAT on Listing Fee	R(537.97)
	R 10013-40

Return of allotment of shares

[Section 93 (3)]

RECEIVED
2004 NOV -9 A 9:13

Registration No. of company
1994/009584/06

Name of company MTN Group Ltd (formerly known as M-Cell Ltd)

1. Date of allotment of shares 18 December 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2500 000 000	Ordinary	0,0001	250 000
Total	Total	2500 000 000	"	0,0001 Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	100	"	" Total	R 100-00

To be completed by company

Acknowledgment of receipt of return of allotments, dated 18 December 2002

Name of company MTN Group Ltd (formerly M-Cell Ltd)
c/o Ms M. Mackintosh

Postal address Company Secretary
Private Bag 9955
Sandton
2146

Date of receipt by Registrar of Companies

Date stamp of companies registration office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2003-01-29

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1651291785	Ordinary	0,0001	165129,1785
Total		Total	R	Total 1651291785	"	" Total	R 165129,1785

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 165 129,1785

Stated capital ______ R ______

Premium account ______ R 14 079 916 186,2049

Total issued capital ______ R 14 080 081 315,3834

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				581 060	Ordinary	0,0001	11,9499	6 943 667,00
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN STAFF INCENTIVE TRUST	3 Alice Lane, Sandton	581060	Ordinary
	2146		

capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1651872845	Ordinary	0,0001		⊗	165 187,2845
Total		Total	R	1651872845 Total	"	"	Total	R	165 187,2845

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 165187,2845

State capital R

Premium account ⊗ R 14 086 821 389,0989

Total issued capital R 14 086 986 576,3834

Certified correct

Date M-CELL LIMITED Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

⊗ Opening Balance - Share Premium R 14 079 916 186,2049
Add: Proceeds on this issue R 6 943 608,8940
14 086 859 795,0989
Less: JSE LISTING FEE (38 406,0000)
R 14 086 821 389,0989

Expenses:
JSE Listing Fee R 23 993,58
Stamp Duty R 17 359,00
Less: VAT on Listing Fee (2 946,58)
R 38 406-00

Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

RECEIVED
2004 NOV -9 A 9:13
OFFICE OF INTERNATIONAL CORPORATE ...

MTN GROUP LIMITED
PRIVATE BAG 9955
SANDTON
2146

Registrasie No. van Maatskappy
Registration No. of Company

1994/009584/06

Opgawe van besonderhede soos op /
Return of Particulars as at .... 6 November 2002 .....

Verklaring / Statement

Ek, ______________________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, M M R MACKINTOSH
(name of ~~director or~~ officer)

state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed ______________________________

Datum
Date 6 November 2002

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	WEBB
2. Volle voorname/Full forenames	LINDO CARVEL
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 4 8 0 6 1 1 4 5 0 2 0 0 0 0
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	1 July 2002 Alternate Director (To: MABASO)
6. Woonadres/Residential address	129 11TH ROAD ERAND EXT. 1 HALFWAY HOUSE 1685
7. Besigheidadres/Business address	ROOM AG30 TRANSNET PARK 8 HILLSIDE ROAD PARKTOWN 2193
8. Posadres/Postal address	P O BOX 72501 PARKVIEW 2122
9. Nasionaliteit/Nationality	SOUTH AFRICAN
10. Beroep/Occupation	GENERAL MANAGER - TRANSNET
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

7/02/03

1.:	MODISE
2.:	JACOB RASETLHAKE DANIEL
3.:	
4.:	Jaar Maand Dag / Year Month Day 6 | 6 | 0 | 9 | 0 | 9 | 6 | 0 | 3 | 2 | 0 | 8 | 3
5.: (a)	1 October 2001
(b)	Alternate Director (To: RAMAPHOSA)
6.:	13 RIVERSIDE ROAD BEVERLEY AGRICULTURAL HOLDINGS SANDTON 2196
7.:	28 HARRISON STREET JOHANNESBURG 2001
8.:	P O BOX 231 JOHANNESBURG 2000
9.:	SOUTH AFRICAN
10.:	CHIEF OPERATING OFFICER - JOHNNIC
11.:	Yes
12.:	No Change

1.:	CINDI
2.:	ZITHULELE NYANGANA ABSALOM
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 | 0 | 0 | 8 | 1 | 8 | 5 | 6 | 7 | 2 | 0 | 8 | 4
5.: (a)	23 April 1999
(b)	Director
6.:	5668A NKUNDLENI STREET ZONE 5 DIEPKLOOF 1864
7.:	MAWUSA UNION 7TH FLOOR UNITY HOUSE 100 PLEIN STREET JOHANNESBURG 2001
8.:	P O BOX 3669 JOHANNESBURG 2000
9.:	SOUTH AFRICAN
10.:	NATIONAL EDUCATION OFFICER
11.:	Yes
12.:	No Change

1.:	DABENGWA
2.:	RAYMOND SIFISO
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 | 8 | 0 | 4 | 0 | 5 | 5 | 9 | 3 | 9 | 0 | 8 | 6
5.: (a)	1 October 2001
(b)	Director
6.:	38 CORAL TREE CRESCENT FOURWAYS GARDENS 2055
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	MANAGING DIRECTOR - MTN
11.:	Yes
12.:	No Change

1.:	HEINAMANN
2.:	PAUL LINDSAY
3.:	
4.:	Jaar Maand Dag / Year Month Day 4 | 1 | 1 | 1 | 2 | 0 | 7 | 5 | 0 | 7 | 3 | 0 | 8 | 9
5.: (a)	1 October 2001
(b)	Director
6.:	19 WESTBOURNE ROAD BRYANSTON 2021
7.:	19 WESTBOURNE ROAD BRYANSTON 2021
8.:	P O BOX 68562 BRYANSTON 2021
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	NISBET
2.:	ROBERT DUNCAN
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 | 5 | 0 | 9 | 2 | 9 | 5 | 0 | 3 | 3 | 0 | 8 | 3
5.: (a)	1 October 2001
(b)	Director
6.:	20 TENNEYSON AVENUE SENDERWOOD 2007
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2196
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	FINANCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	ZIM
2.:	POLELO LAZARUS
3.:	
4.:	Jaar Maand Dag / Year Month Day 6 | 0 | 0 | 8 | 2 | 2 | 5 | 7 | 8 | 2 | 0 | 8 | 2
5.: (a)	1 October 2001
(b)	Director
6.:	105 FORREST ROAD ATHOLL 2196
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2144
9.:	SOUTH AFRICAN
10.:	MANAGING DIRECTOR - MTN
11.:	Yes
12.:	No Change

1.:	CHARNLEY
2.:	IRENE
3.:	BARENDILLA
4.:	Jaar Year / Maand Month / Dag Day: 6 0 0 5 0 6 0 1 1 0 0 8 0
5.: (a)	12 November 1998
(b)	Director
6.:	2 CARMEL VILLAGE GATESIDE AVENUE DAINFERN
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	COMMERCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	RAMAPHOSA
2.:	MATAMELA CYRIL
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 5 2 1 1 1 1 7 5 6 8 1 0 8 7
5.: (a)	1 October 2001
(b)	Chairman
6.:	29 TEESDALE ROAD HYDE PARK 2196
7.:	HUNTS END 36 WIERDA VALLEY WEST WIERDA VALLEY SANDTON 2196
8.:	P O BOX 651508 BENMORE 2010
9.:	SOUTH AFRICAN
10.:	CHAIRMAN - JOHNNIC
11.:	Yes
12.:	No Change

B. Ouditeur / Auditor

1. Naam/Name	NKONKI SIZWE NTSALUBA INC.
2. Datum van aanstelling/Date of appointment	1 September 2002
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

Joint Auditor

1. Naam/Name	PRICEWATERHOUSECOOPERS INC.
2. Datum van aanstelling/Date of appointment	16 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes /
Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated 6 November 2002

Attention: Lydia Tshabalala

Naam van maatskappy
Name of company MTN GROUP LIMITED

Posadres
Postal address PRIVATE BAG 9955 SANDTON
2146

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
2002 -11- 07

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van / Surname	MACKINTOSH
2. Volle voorname/ Full Forenames	MARIE MANUELA RITA RODRIGUES
3.Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of , indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day 5 | 5 | 0 | 7 | 1 | 1 | 0 | 1 | 7 | 8 | 1 | 8 | 2
5. (a) Datum van aanstelling/Date of appointment	15 January 2002
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	20 MIRAGE STREET CRYSTAL PARK BENONI 1501
8. Besigheidadres/Business address	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2146
9. Posadres/Postal address	PRIVATE BAG 9955 SANDTON 2146
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	PORTUGUESE
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

1.:	NHLEKO
2.:	PHUTHUMA FREEDOM
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 0 0 4 0 7 5 8 2 0 0 8 0
5.: (a)	28 June 2001
5.: (b)	GROUP CEO
6.:	2/213 TRICHARDT STREET PRESIDENT PARK MIDRAND 1685
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2196
8.:	PRIVATE BAG X9924 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	CEO
11.:	Yes
12.:	No Change

1.:	MABASO
2.:	SINDISIWE NTOMBENHLE
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 9 0 8 1 4 0 2 8 9 0 8 1
5.: (a)	1 July 2002
5.: (b)	Director
6.:	20 CORAL PLACE SCHOOL ROAD MORNINGSIDE 2057
7.:	150 COMMISIONER STREET JOHANNESBURG 2001
8.:	P O BOX 72501 PARKVIEW 2122
9.:	SOUTH AFRICAN
10.:	CHIEF FINANCIAL OFFICER : TRANSNET
11.:	Yes
12.:	No Change

1.:	BAND
2.:	DOUGLAS DENOON BALHARRIE
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 4 0 4 1 1 5 1 2 0 0 0 8
5.: (a)	1 October 2001
5.: (b)	Director
6.:	90 FIRST ROAD HYDE PARK 2196
7.:	CAPITAL INVESTMENTS DIVISION SCMB 18 BOMPAS ROAD DUNKELD WEST 2196
8.:	P O BOX 412157 CRAIGHALL 2024
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	VAN BILJON
2.:	ALAN FRANCIS
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 7 0 6 0 1 5 0 4 2 0 8 6
5.: (a)	1 November 2002
5.: (b)	Director
6.:	26 LYSTANWOLD ROAD SAXONWOLD 2196
7.:	26 LYSTANWOLD ROAD SAXONWOLD 2196
8.:	26 LYSTANWOLD ROAD SAXONWOLD 2196
9.:	SOUTH AFRICAN
10.:	CONSULTANT
11.:	Yes
12.:	New Appointment - 1 November 2002

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day:
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day:
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

RECEIVED
2004 NOV -9 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MTN GROUP LIMITED
PRIVATE BAG 9955
SANDTON
2146

Registrasie No. van Maatskappy
Registration No. of Company

1994/009584/06

Opgawe van besonderhede soos op /
Return of Particulars as at 18 October 2002

Verklaring / Statement

Ek, ______________________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, M M R MACKINTOSH
(name of ~~director or~~ officer)

state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed ______________________________

Datum
Date 18 October 2002

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	MODISE
2. Volle voorname/Full forenames	JACOB RASETLHAKE DANIEL
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 6 6 0 9 0 9 6 0 3 2 0 8 3
5. (a) Datum van aanstelling/Date of appointment	1 October 2001
(b) Betiteling/Designation	Alternate Director (To: RAMAPHOSA)
6. Woonadres/Residential address	13 RIVERSIDE ROAD BEVERLEY AGRICULTURAL HOLDINGS SANDTON 2196
7. Besigheidadres/Business address	28 HARRISON STREET JOHANNESBURG 2001
8. Posadres/Postal address	P O BOX 231 JOHANNESBURG 2000
9. Nasionaliteit/Nationality	SOUTH AFRICAN
10. Beroep/Occupation	CHIEF OPERATING OFFICER - JOHNNIC
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

1.:	CINDI
2.:	ZITHULELE NYANGANA ABSALOM
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5 0 0 8 1 8 5 6 7 2 0 8 4
5.: (a)	23 April 1999
(b)	Director
6.:	5668A NKUNDLENI STREET ZONE 5 DIEPKLOOF 1864
7.:	MAWUSA UNION 7TH FLOOR UNITY HOUSE 100 PLEIN STREET JOHANNESBURG 2001
8.:	P O BOX 3669 JOHANNESBURG 2000
9.:	SOUTH AFRICAN
10.:	NATIONAL EDUCATION OFFICER
11.:	Yes
12.:	No Change

1.:	DABENGWA
2.:	RAYMOND SIFISO
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5 8 0 4 0 5 5 9 3 9 0 8 6
5.: (a)	1 October 2001
(b)	Director
6.:	38 CORAL TREE CRESCENT FOURWAYS GARDENS 2055
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	MANAGING DIRECTOR - MTN
11.:	Yes
12.:	No Change

1.:	HEINAMANN
2.:	PAUL LINDSAY
3.:	
4.:	Jaar Maand Dag / Year Month Day: 4 1 1 2 0 7 5 0 7 3 0 8 9
5.: (a)	1 October 2001
(b)	Director
6.:	19 WESTBOURNE ROAD BRYANSTON 2021
7.:	19 WESTBOURNE ROAD BRYANSTON 2021
8.:	P O BOX 68562 BRYANSTON 2021
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	NISBET
2.:	ROBERT DUNCAN
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5 5 0 9 2 9 5 0 3 3 0 8 3
5.: (a)	1 October 2001
(b)	Director
6.:	20 TENNEYSON AVENUE SENDERWOOD 2007
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2196
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	FINANCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	ZIM
2.:	POLELO LAZARUS
3.:	
4.:	Jaar Maand Dag / Year Month Day: 6 0 0 8 2 2 5 7 8 2 0 8 2
5.: (a)	1 October 2001
(b)	Director
6.:	105 FORREST ROAD ATHOLL 2196
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2144
9.:	SOUTH AFRICAN
10.:	MANAGING DIRECTOR - MTN
11.:	Yes
12.:	No Change

1.:	CHARNLEY
2.:	IRENE
3.:	BARENDILLA
4.:	Jaar Maand Dag / Year Month Day: 6 0 0 5 0 6 0 1 1 0 0 8 0
5.: (a)	12 November 1998
(b)	Director
6.:	2 CARMEL VILLAGE GATESIDE AVENUE DAINFERN
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	COMMERCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	RAMAPHOSA
2.:	MATAMELA CYRIL
3.:	
4.:	Jaar/Year Maand/Month Dag/Day 5 2 1 1 1 1 7 5 6 8 1 0 8 7
5.: (a)	1 October 2001
(b)	Chairman
6.:	29 TEESDALE ROAD HYDE PARK 2196
7.:	HUNTS END 36 WIERDA VALLEY WEST WIERDA VALLEY SANDTON 2196
8.:	P O BOX 651508 BENMORE 2010
9.:	SOUTH AFRICAN
10.:	CHAIRMAN - JOHNNIC
11.:	Yes
12.:	No Change

1.:	NHLEKO
2.:	PHUTHUMA FREEDOM
3.:	
4.:	Jaar/Year Maand/Month Dag/Day 6 0 0 4 0 7 5 8 2 0 0 8 0
5.: (a)	28 June 2001
(b)	GROUP CEO
6.:	2/213 TRICHARDT STREET PRESIDENT PARK MIDRAND 1685
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2196
8.:	PRIVATE BAG X9924 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	CEO
11.:	Yes
12.:	No Change

B. Ouditeur / Auditor

1. Naam/Name	NKONKI SIZWE NTSALUBA INC.
2. Datum van aanstelling/Date of appointment	1 September 2002
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	New Appointment - 1 September 2002

Joint Auditor

1. Naam/Name	PRICEWATERHOUSECOOPERS INC.
2. Datum van aanstelling/Date of appointment	16 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer / Dated 18 October 2002

Attention: Lydia Tshabalala

Naam van maatskappy / Name of company MTN GROUP LIMITED

Datum ontvang / Date received

Posadres / Postal address PRIVATE BAG 9955 SANDTON 2146

Datumstempel van registrasiekantoor vir maatskappye / Date stamp of companies registration office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2002 -10- 21

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

2. Volle voorname/ Full Forenames	MARIE MANUELA RITA RODRIGUES
3.Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of , indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day 5 5 0 7 1 1 0 1 7 8 1 8 2
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling / designation	15 January 2002 Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	20 MIRAGE STREET CRYSTAL PARK BENONI 1501
8. Besigheidadres/Business address	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2146
9. Posadres/Postal address	PRIVATE BAG 9955 SANDTON 2146
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	PORTUGUESE
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

1.:	MABASO
2.:	SINDISIWE NTOMBENHLE
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 9 0 8 1 4 0 2 8 9 0 8 1
5.: (a)	1 July 2002
5.: (b)	Director
6.:	20 CORAL PLACE SCHOOL ROAD MORNINGSIDE 2057
7.:	150 COMMISIONER STREET JOHANNESBURG 2001
8.:	P O BOX 72501 PARKVIEW 2122
9.:	SOUTH AFRICAN
10.:	CHIEF FINANCIAL OFFICER : TRANSNET
11.:	Yes
12.:	No Change

1.:	BAND
2.:	DOUGLAS DENOON BALHARRIE
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 4 0 4 1 1 5 1 2 0 0 0 8
5.: (a)	1 October 2001
5.: (b)	Director
6.:	90 FIRST ROAD HYDE PARK 2196
7.:	CAPITAL INVESTMENTS DIVISION SCMB 18 BOMPAS ROAD DUNKELD WEST 2196
8.:	P O BOX 412157 CRAIGHALL 2024
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	WEBB
2.:	LINDO CARVEL
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 8 0 6 1 4 5 0 2 0 0 0 0
5.: (a)	1 July 2002
5.: (b)	Alternate Director (To: MABASO)
6.:	129 11TH ROAD ERAND EXT. 1 HALFWAY HOUSE 1685
7.:	ROOM AG30 TRANSNET PARK 8 HILLSIDE ROAD PARKTOWN 2193
8.:	P O BOX 72501 PARKVIEW 2122
9.:	SOUTH AFRICAN
10.:	GENERAL MANAGER - TRANSNET
11.:	Yes
12.:	New Appointment - 1 July 2002

1.:	WEBB
2.:	LINDO CARVEL
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 4 8 0 6 1 4 5 0 2 0 0 0 0
5.: (a)	15 November 2000
5.: (b)	Alternate Director (To: JARDINE)
6.:	129 11TH ROAD ERAND EXT. 1 HALFWAY HOUSE 1685
7.:	ROOM AG30 TRANSNET PARK 8 HILLSIDE ROAD PARKTOWN 2193
8.:	P O BOX 72501 PARKVIEW 2122
9.:	SOUTH AFRICAN
10.:	GENERAL MANAGER - TRANSNET
11.:	Yes
12.:	Resigned - 15 October 2002

1.:	JARDINE
2.:	CHRISTOPHER RUDOLPH
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 4 0 3 1 4 5 1 5 2 0 8 8
5.: (a)	15 November 2000
5.: (b)	Director
6.:	72 ERNEST ROAD KENSINGTON 2094
7.:	ROOM 1205 WOLMARANS STREET BRAAMFONTEIN 2001
8.:	P O BOX 31633 BRAAMFONTEIN 2001
9.:	SOUTH AFRICAN
10.:	GENERAL MANAGER - SPOORNET
11.:	Yes
12.:	Resigned - 15 October 2002

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day:
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

SPOOR 1

Republic of South Africa
Companies Act, 1973, Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappywet, 1973, Artikel 44(1)(b)

Form/Vorm CM9

RECEIVED
2004 NOV -9 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company/Registrasienommer van maatskappy
1994/009584/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002-10-01
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Certificate of change of name of company

Sertifikaat van verandering van naam van maatskappy

This is to certify that/Hierby word gesertifiseer dat

M-CELL LIMITED

has changed its name by SPECIAL RESOLUTION and is now called
sy naam verander het by SPESIALE BESLUIT en nou genoem word

MTN GROUP LIMITED

With effect from 14 October 2002

REGISTRAR OF COMPANIES

and that the new name has this day been entered in the Register of Companies.
en dat die nuwe naam op hierdie dag in die Register van Maatskappye aangeteken is.

Signed and sealed at Pretoria, this/Geteken en geseël te Pretoria op hede die 2

day of/dag van Oct 2002

Registrar of Companies/Registrateur van Maatskappye

Seal of Companies Registration Office
Seël van Registrateur van Maatskappye

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002-10-02
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

WWB
Document5
13/09/2002

SPOOR 1

Form CM 26

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973
SPECIAL RESOLUTION

(Section 200)

(To be lodged in duplicate)

Revenue stamp or revenue franking machine impression R80

RECEIVED 2004 NOV -9 A 9:13 OFFICE OF ...

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2002 -10- 01 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of company 1994/009584/06

Name of company M-CELL LIMITED

Date notice given to members 6 September 2002 Date resolution passed 30 September 2002

Special resolution passed in terms of section 85 & 89; 62; 44(1)(a) of the Act/*paragraph ______ of the memorandum/*article ______ of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) attached/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

ANNEXURE TO CM26 ATTACHED HERETO

Rubber stamp of company, if any, or of secretaries

Date 30 September 2002

Signature [signature]

~~Director~~/Secretary/~~Manager~~

Name (in block capitals) MARIE MANUELA MACKINTOSH

**Delete whichever is not applicable.*

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company 1994/009584/06

Name of company M-CELL LIMITED

Postal address Private Bag 9955

Sandton 2146

Not valid unless stamped by Registrar of Companies.

SPOOR AND FISHER TO BE COLLECTED

BA 3000 132

Special resolution registered this day
Date stamp of Companies Registration Office
Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2002 -10- 02 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Document2
13/9/2002

Special Resolution Number 1

"**RESOLVED THAT** the Company, or a subsidiary, be and is hereby authorised, by way of a general authority, to acquire shares issued by the Company in terms of section 85 and 89 of the Act, as amended, and in terms of the JSE listings requirements, being that:

- any such repurchase of shares shall be implemented on the open market of the JSE;
- the general authority shall only be valid until the Company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution number 1;
- when the Company, or a subsidiary, has cumulatively repurchased 3% of the number of a class of its shares in issue on the date of passing of this special resolution number 1 ("**the initial number**"), and for each 3% in aggregate of the initial number of that class of shares acquired thereafter, an announcement must be published as soon as possible and not later than 08:30 on the second business day following the day on which the relevant threshold is reached or exceeded, and the announcement must comply with the listings requirements;
- any repurchase by the Company, or a subsidiary, of the Company's own shares shall not in aggregate in any one financial year exceed 40% of the Company's issued share capital of that class, provided that any general repurchase in terms of this general authority shall not exceed 20% of the Company's issued share capital of that class in any one financial year; and
- repurchases may not be made at a price greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was agreed."

Special Resolution Number 2

"**RESOLVED THAT** the articles of association of the Company be and are hereby amended by the insertion of the following new Article 144 after Article 143:

"COMMUNICATION BY ELECTRONIC MEDIUM

- **144(a)**

Notwithstanding anything to the contrary contained in these Articles, but subject to the Act and the listings requirements of the JSE Securities Exchange South Africa ("**JSE**"):

- **144(a)(i)**

  the Company may send (which, for the purposes of this Article 144, includes serving, giving, delivering and the like) shareholder information to members by electronic medium provided that:

  - **144(a)(i)(1)**

    sending by electronic medium may only be effected to members who have consented in writing, in such form as has been approved by the JSE, to the sending of such shareholder information by electronic medium and such consent has not been withdrawn; and

  - **144(a)(i)(2)**

    the directors have approved the method by which and the electronic medium through which such sending of shareholder information is to be effected;

- **144(a)(ii)**

  if the directors so authorise, members may deposit forms of proxy with the Company by electronic medium provided that the directors have approved the method by which and the electronic medium through which forms of proxy may be so deposited.

- **144(b)**

  For the purposes of this Article 144:

  - **144(b)(i)**

    "**electronic medium**" means a method of electronic communication which includes, but is not limited to, facsimile, electronic data message (including, but not limited to, email) bulletin board, internet website, CD ROM and computer network;

  - **144(b)(ii)**

    "**shareholder information**" includes, but is not limited to, notices (including, but not limited to, notices of general meetings and annual general meetings of the Company, dividend notices and interest notices), forms of proxy, circulars to shareholders (including, but not limited to, circulars required in terms of the listings requirements of the JSE), listings particulars, annual financial statements, group annual financial statements, group reports, annual reports and interim reports, and any other document which is determined by the directors to be shareholder information;

  - **144(b)(iii)**

    shareholder information sent by electronic medium to members shall be deemed to have been received on the day on which such shareholder information was sent by the Company;

- **144(b)(iv)**

  a form of proxy sent by electronic medium shall be deemed to constitute an instrument of proxy for the purposes of these Articles and shall be deemed to comply with such provisions of these Articles as may require signature of instruments of proxy;

- **144(b)(v)**

  the reference to "**in writing**" in Article 2 shall include shareholder information produced or communicated by electronic medium;

- **144(b)(vi)**

  the reference to "**under the hand of the person**" in Article 67 shall include the sending of forms of proxy by electronic medium;

- **144(b)(vii)**

  the references to "**deposited**" in Article 70 and "**lodge**" in Article 71(i) in respect of the instruments appointing a proxy, shall include the depositing and lodging of forms of proxy, by electronic medium;

- **144(b)(viii)**

  Article 132 shall not apply to shareholder information sent by electronic medium. For the purposes of this Article 144, shareholder information sent by electronic medium shall be sent to each member at the address notified in writing by the member to the Company for this purpose;

- **144(b)(ix)**

  the references to "**by post**" in Articles 135 and 137 shall include the sending of shareholder information by electronic medium."

and

- the deletion of the word and number, "Article 97" in the first line of Article 84 and the replacement therewith of the word and numbers "Articles 92 and 98"."

Special Resolution Number 3

"**RESOLVED THAT** the name of the Company be changed to MTN Group Limited with effect from 14 October 2002."

Return of allotment of shares

[Section 93 (3)]

RECEIVED
2004 NOV -9 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company
1994/009584/06

Name of company M-Cell Ltd

1. Date of allotment of shares 25 September 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2500000000	Ordinary	0,0001	250 000
Total	Total	2500000000	"	0,0001 Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	100	"	" Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 25 September 2002

Name of company M-Cell Ltd c/o Ms M Mackintosh

Postal address Company Secretary
Private Bag 9955
Sandton
2146

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -10- 14

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1649 712 126	Ordinary	0,0001	164 971,2126
Total		Total	R	1649 712 126 Total	"	"	Total R 164 971,2126

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 164 971,2126

Stated capital R

Premium account R 14 063 392 437,7208

Total issued capital R 14 063 557 408,9334

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				1 579 659	Ordinary	0,0001	10,4999	16 586 419,50
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1651291785	Ordinary	0,0001	Various ⊗ →		165 129,1785
Total		Total	R	1651 291 785 Total	"	"	" Total	R "	165 129,1785

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ________ R 165 129,1785

State capital ________ R ________

Premium account ________ ⊗ R 14 079 916 186,2049

Total issued capital ________ R 14 080 081 315,3834

Certified correct.

M-CELL

Date ________ Signature ________ ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

⊗ Openin Bal - Share Premium	R 14 063 392 437,7208
Add: Proceeds on this issue	R 16 586 261,5341
	14 079 978 699,2549
Less: JSE Listing Fee & Stamp duty	(62 513,0500)
	14 079 916 186,2049

Expenses:

JSE Listing Fee	R23 993-58
Stamp Duty	R41 466-05
less (VAT)	(2 946-58)
	R 62 513-05

REBUPLIC OF SOUTH AFRICA

NOTICE OF, CONSENT TO APPOINTMENT, CHANGE OF NAME, OR RESIGNATION BY AUDITOR OR REMOVAL OF AUDITOR
(SECTION 172(3) (c), 269, 271, 273, 277, 278, 280, 322(1) (c) and 325)

RECEIVED

NOV -9 A 9:13

Registration Number of Company
1994/009584/06

NAME OF COMPANY M-CELL LIMITED

*Mark the applicable square in Part I or II

PART I (To be completed by the auditor concerned and to be sent to the company for completion of Part III and lodgement with Registrar)

[X] *A. APPOINTMENT:

I NKONKI SIZWE NTSALUBA consent to my appointment as auditor of the above mentioned company as from 1 September 2002 and declare that I am not disqualified in terms of section 275 of the Companies Act, 1973 for the appointment..

[ ] *B. CHANGE OF NAME:

The firm .... has with effect from ....

changed its name and will in future be known as ....

Date 1 September 2002 Signature: Nkonki Sizwe Ntsaluba Inc
Auditor

Situation of office
NO. 1 WOODMEAD DRIVE
WOODMEAD ESTATE BUILDING NO. 5
WOODMEAD

Postal address:
P O BOX 2939
SAXONWOLD 2132

PART II (To be completed by the auditor concerned and original to be lodged with Registrar and duplicate to be sent to the company for completion of Part III and lodgement with Registrar)

[ ] *C. RESIGNATION:

I ...., resign as auditor of the abovementioned company and declare that -

(a) as at the date of this notice I have no reason to believe that in the conduct of the affairs of the company a material irregularity has taken place, or is taking place which has caused or is likely to cause financial loss to the company or to any of its members or creditors;

(b) I reported a material irregularity to the Public Accountants' and Auditors' Board on .... in terms of the Public Accountants' and Auditors Act, 1951.

(*Note*: This resignation shall take effect on the date upon which another auditor is appointed in terms of section 280 (3) and (4) of the Companies Act, 1973;)

Date........ Signature:........
Auditor

PART III (To be completed by company concerned and lodged with Registrar)

D. STATEMENT:

~~The auditor of the above mentioned company was removed/not reappointed in terms of section 277/278 of the Companies Act, 1973~~

~~on ....~~ The vacation of office/particulars pertaining to the matters reflected in Part I/II have been entered in the register in compliance with section 215 of the Companies Act, 1973.

Date 9/9/02 Signature: [signature]
~~Director~~/Officer

(To be completed by the auditor or company concerned and lodged with Registrar)

NOTICE RELATING TO A CHANGE IN RESPECT OF AN AUDITOR DATED 3 September 2002

NKONKI SIZWE NTSALUBA
Name of auditor/
company M-CELL LIMITED

Postal Address PRIVATE BAG 9955
SANDTON
2146

ATTN: LYDIA TSHABALALA

Return received

Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Invalid if not stamped

2002 -09- 11

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Return of allotment of shares

[Section 93 (3)]

RECEIVED
2004 NOV -9 A 9:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company 1994/009584/06

Name of company M-Cell Ltd

1. Date of allotment of shares 26 August 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2500 000 000	Ordinary	0,0001	250 000
Total	Total	2500 000 000	Ordinary	0,0001 Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	100	"	1,00 Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 26 August 2002

Name of company Mobile Telephone Networks Holdings (Pty) Ltd : ATT: Ms M Mackintosh

Postal address c/o Company Secretary
Private Bag 9955
Sandton
2146

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -09- 16

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1 649 204 034	Ordinary	0.0001	164 920,40 00
Total		Total	R	Total 1 649 204 034	"	" Total	R 164 920,40 00

Summary of issued capital prior to allotment:

Amount of issued paid-up capital __________ R 164 920,4034

Stated capital __________ R –

Premium account __________ R 14057661176,6600

Total issued capital __________ R 14057831096,6600

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				508 092	Ordinary	0,0001	11,3399	5761763,28
Total		Total	R	Total 508 092			Total	R 5761763,28

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN STAFF INCENTIVE TRUST	3 Alice Lane	508 092	Ordinary
	Sandton		
	2146		

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1649712126	Ordinary	0,0001	Various	⊗	164971,2126
Total		Total	R	1649712126 Total	"	"	" Total	R "	164971,2126

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 164971,2126

State capital R

Premium account ⊗ R 14 063 392 437,7208

Total issued capital R 14 063 557 408,9334

Certified correct.

Date 26 August 2002 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

M-CELL

⊗ Opening Balance - Share Premium	R 14 057 666 176,6600
Add: Proceeds on this issue	5 761 712,4708
	14 063 427 889,1308
Less: JSE LISTING FEE & STAMP DUTY	(35 451,4100)
	R 14 063 392 437,7208

Expenses:

JSE Listing Fee	R 23993,58
Stamp duty	14404,41
Less VAT:	(~~29~~46,58)
	R 35451-41

Return of allotment of shares

[Section 93 (3)]

RECEIVED

2004 NOV -9 A 9:14

OFFICE OF INTER... CORPORATE F...

Registration No. of company
1994/009584/06

Name of company M-Cell Ltd

1. Date of allotment of shares 21 June 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	Ordinary	0,0001	250 000
Total	Total	2 500 000 000	"	" Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	100	"	" Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 21 June 2002

Name of company M-Cell Ltd

Att: Ms M Mackintosh

Postal address c/o Company Secretary
Private Bag 9955
Sandton
2146

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2002 -08- 15

Date stamp of companies registration office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R				R
				1640531290	Ordinary	0,0001	164053,13
Total		Total	R	Total 1640531290	"	"	Total R 164053,13

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 164053,13

Stated capital ______ R ______

Premium account ______ R 13942910580,22

Total issued capital ______ R 13943074633-35

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				8672744	Ordinary	0,0001	13,2699	115087312,88
Total		Total	R	Total 8672744	"	"	" Total	R 115087312,88

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN STAFF INCENTIVE	3 Alice Lane	8672744	Ordinary
TRUST	Sandton		
	2146		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1649204034	Ordinary	0,0001	Various	(*)	164 920,40
Total		Total	R	Total 1649204034	"	"	Total	R "	164920,40

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 164920,40

State capital ______ R ______

Premium account ______ (*) R 14057666176,66

Total issued capital ______ R 14057831097,06

Certified correct.

Date 21 June 2002 Signature ______ ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

M-CELL LIMITED

(*) Open Balance Share Premium R 13 942 910 580-22
Add: Proceeds on this issue 115 086 445-61
14 057 997 025-80
- JSE Listing Fee & Stamp duty (330 849,28)
R 14 057 666 176,66

Expenses:
JSE Listing Fee : R 49 169,34 (Incl VAT)
Stamp Duty : R 287 718,28 (0,05 for every R20)
R 336 887-62
(6038,34) (VAT)
R 330 849-28

Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

RECEIVED
2004 NOV -9 A 9: 1
OFFICE OF INTER...
CORPORATE FI...

M-CELL LIMITED
PRIVATE BAG 9955
SANDTON
2146

Registrasie No. van Maatskappy
Registration No. of Company

1994/009584/06

Opgawe van besonderhede soos op /
Return of Particulars as at 1 July 2002

Verklaring / Statement

Ek, ______________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, M M R MACKINTOSH
(name of ~~director or~~ officer)

state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed [signature]
Datum
Date 1 July 2002

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	MODISE ✓
2. Volle voorname/Full forenames	JACOB RASETLHAKE DANIEL
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 6 6 0 9 0 9 6 0 3 2 0 8 3
5. (a) Datum van aanstelling/Date of appointment	1 October 2001
(b) Betiteling/Designation	Alternate Director (To: RAMAPHOSA)
6. Woonadres/Residential address	13 RIVERSIDE ROAD BEVERLEY AGRICULTURAL HOLDINGS SANDTON 2196
7. Besigheidadres/Business address	28 HARRISON STREET JOHANNESBURG 2001
8. Posadres/Postal address	P O BOX 231 JOHANNESBURG 2000
9. Nasionaliteit/Nationality	SOUTH AFRICAN
10. Beroep/Occupation	CHIEF OPERATING OFFICER - JOHNNIC
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

1.:	WEBB
2.:	LINDO CARVEL
3.:	
4.:	Jaar Maand Dag / Year Month Day 4 8 0 6 1 4 5 0 2 0 0 0 0
5.: (a)	15 November 2000
(b)	Alternate Director (To: JARDINE)
6.:	129 11TH ROAD ERAND EXT. 1 HALFWAY HOUSE 1685
7.:	ROOM AG30 TRANSNET PARK 8 HILLSIDE ROAD PARKTOWN 2193
8.:	P O BOX 72501 PARKVIEW 2122
9.:	SOUTH AFRICAN
10.:	GENERAL MANAGER - TRANSNET
11.:	Yes
12.:	No Change

1.:	RAMAPHOSA
2.:	MATAMELA CYRIL
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 2 1 1 1 7 5 6 8 1 0 8 7
5.: (a)	1 October 2001
(b)	Chairman (1.7.02)
6.:	29 TEESDALE ROAD HYDE PARK 2196
7.:	HUNTS END 36 WIERDA VALLEY WEST WIERDA VALLEY SANDTON 2196
8.:	P O BOX 651508 BENMORE 2010
9.:	SOUTH AFRICAN
10.:	CHAIRMAN - JOHNNIC
11.:	Yes
12.:	No Change

1.:	NHLEKO
2.:	PHUTHUMA FREEDOM
3.:	
4.:	Jaar Maand Dag / Year Month Day 6 0 0 4 0 7 5 8 2 0 0 8 0
5.: (a)	28 June 2001
(b)	GROUP CEO (1.7.02)
6.:	2/213 TRICHARDT STREET PRESIDENT PARK MIDRAND 1685
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2196
8.:	PRIVATE BAG X9924 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	CEO - WORLDWIDE AFRICAN INVESTME
11.:	Yes
12.:	No Change

1.:	CHARNLEY
2.:	IRENE
3.:	BARENDILLA
4.:	Jaar Maand Dag / Year Month Day 6 0 0 5 0 6 0 1 1 0 0 8 0
5.: (a)	12 November 1998
(b)	Director
6.:	2 CARMEL VILLAGE GATESIDE AVENUE DAINFERN
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	COMMERCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	BAND
2.:	DOUGLAS DENOON BALHARRIE
3.:	
4.:	Jaar Maand Dag / Year Month Day 4 4 0 4 1 1 5 1 2 0 0 0 8
5.: (a)	1 October 2001
(b)	Director
6.:	90 FIRST ROAD HYDE PARK 2196
7.:	CAPITAL INVESTMENTS DIVISION SCMB 18 BOMPAS ROAD DUNKELD WE
8.:	P O BOX 412157 CRAIGHALL 2024
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

1.:	ZIM
2.:	POLELO LAZARUS
3.:	
4.:	Jaar Maand Dag / Year Month Day 6 0 0 8 2 2 5 7 8 2 0 8 2
5.: (a)	1 October 2001
(b)	Director
6.:	105 FORREST ROAD ATHOLL 2196
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2144
9.:	SOUTH AFRICAN
10.:	MANAGING DIRECTOR - MTN
11.:	Yes
12.:	No Change

1.:	NISBET
2.:	ROBERT DUNCAN
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 5509295033083
5.: (a)	1 October 2001
(b)	Director
6.:	20 TENNEYSON AVENUE SENDERWOOD 2007
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2196
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	FINANCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	HEINAMANN
2.:	PAUL LINDSAY
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 41112075073089
5.: (a)	1 October 2001
(b)	Director
6.:	19 WESTBOURNE ROAD BRYANSTON 2021
7.:	19 WESTBOURNE ROAD BRYANSTON 2021
8.:	P O BOX 68562 BRYANSTON 2021
9.:	SOUTH AFRICAN
10.:	DIRECTOR OF COMPANIES
11.:	Yes
12.:	No Change

B. Ouditeur / Auditor

1. Naam/Name	PRICEWATERHOUSECOOPERS
2. Datum van aanstelling/Date of appointment	16 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated 1 July 2002

Attention: Lydia Tshabalala

Naam van maatskappy
Name of company M-CELL LIMITED

Posadres
Postal address PRIVATE BAG 9955 SANDTON
2146

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002-07-02
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

2. Volle voorname/ Full Forenames	MARIE MANUELA RITA RODRIGUES
3.Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of , indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day 5 5 0 7 1 1 0 1 7 8 1 8 2
5. (a) Datum van aanstelling/Date of appointment	15 January 2002
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	20 MIRAGE STREET CRYSTAL PARK BENONI 1501
8. Besigheidadres/Business address	3 ALICE LANE SANDOWN EXT. 38 SANDTON 2146
9. Posadres/Postal address	PRIVATE BAG 9955 SANDTON 2146
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	PORTUGUESE
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:

1.:	DABENGWA
2.:	RAYMOND SIFISO
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 5 8 0 4 0 5 5 9 3 9 0 8 6
5.: (a)	1 October 2001
5.: (b)	Director
6.:	38 CORAL TREE CRESCENT FOURWAYS GARDENS 2055
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	SOUTH AFRICAN
10.:	MANAGING DIRECTOR - MTN
11.:	Yes
12.:	No Change

1.:	JARDINE
2.:	CHRISTOPHER RUDOLPH
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 4 0 3 1 4 5 1 5 2 0 8 8
5.: (a)	15 November 2000
5.: (b)	Director
6.:	72 ERNEST ROAD KENSINGTON 2094
7.:	ROOM 1205 WOLMARANS STREET BRAAMFONTEIN 2001
8.:	P O BOX 31633 BRAAMFONTEIN 2001
9.:	SOUTH AFRICAN
10.:	GENERAL MANAGER - SPOORNET
11.:	Yes
12.:	No Change

	CINDI
2.:	ZITHULELE NYANGANA ABSALOM
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 5 0 0 8 1 8 5 6 7 2 0 8 4
5.: (a)	23 April 1999
5.: (b)	Director
6.:	5668A NKUNDLENI STREET ZONE 5 DIEPKLOOF 1864
7.:	MAWUSA UNION 7TH FLOOR UNITY HOUSE 100 PLEIN STREET JOHANNESBURG 2001
8.:	P O BOX 3669 JOHANNESBURG 2000
9.:	SOUTH AFRICAN
10.:	NATIONAL EDUCATION OFFICER
11.:	Yes
12.:	No Change

1.:	MABASO
2.:	SINDISIWE NTOMBENHLE
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 9 0 8 1 4 0 2 8 9 0 8 1
5.: (a)	1 July 2002
5.: (b)	Director
6.:	20 CORAL PLACE SCHOOL ROAD MORNINGSIDE 2057
7.:	150 COMMISIONER STREET JOHANNESBURG 2001
8.:	P O BOX 72501 PARKVIEW 2122
9.:	SOUTH AFRICAN
10.:	CHIEF FINANCIAL OFFICER : TRANSNET
11.:	Yes
12.:	New Appointment - 1 July 2002

1.:	EDWARDS
2.:	PAUL
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 5 3 1 0 1 9 5 1 8 7 1 8 0
5.: (a)	13 August 1999
5.: (b)	Director
6.:	51 HARROW ROAD SANDHURST 2196
7.:	3 ALICE LANE SANDOWN EXT. 38 SANDTON
8.:	PRIVATE BAG 9955 SANDTON 2146
9.:	BRITISH
10.:	GROUP CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	Resigned - 30 June 2002

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day:
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

Return of allotment of shares

[Section 93 (3)]

RECEIVED
2004 NOV -9 A 9:14
OFFICE OF INTEL... CORPORATE FINANCE

Registration No. of company
1994/009584/06

Name of company M-Cell Limited

1. Date of allotment of shares 30 May 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2500000000	Ordinary	0,0001	250 000
Total	Total	2500 000 000		Total	R 250 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	Ordinary	1,00	100-00
Total	Total	100	Ordinary	1,00 Total	R 100-00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 30 May 2002

Name of company M-Cell Ltd

Att. Ms M Mackintosh

Postal address c/o Company Secretary

Private Bag 9955

Sandton

2146

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2002 -08- 15

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1 640 437 341	Ordinary	0,0001	164 043,73
Total		Total	R	Total 1 640 437 341	"	" Total	R 164 043,73

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 164 043,73

Stated capital R

Premium account R 13 941 701 421-55

Total issued capital R 13 941 865 465,28

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				93 949	Ordinary	0,0001	12,9399	1 215 700,06
Total		Total	R	Total 93 949	"	"	" Total	R 1 215 700,06

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN STAFF INCENTIVE	3 Alice Lane	93 949	Ordinary
TRUST	Sandton		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1640531290	Ordinary	0,0001		⊗	164 053,13
Total		Total	R	Total 1640531290	"	"	Total	R	164 053,13

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 164 053,13

State capital ______ R ______

Premium account ______ R 13 942 910 580-22

Total issued capital ______ R 13 943 074 633-35

Certified correct

Date ______ Signature ______
~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

M-CELL LIMITED

⊗ Opening Balance Share Premium R 13 941 701 421-55
Add: Proceeds on this issue R 1 215 690-67
13 942 917 112-22

JSE LISTING FEE & STAMP DUTY (Excl. VAT) (6 532-00)
R 13 942 910 580-22

Expenses:

JSE Listing Fee : R 3 980,88 (incl VAT)
Stamp Duty : R 3 640,00 (0,05c for every R20)
R 7020,88
(488,88) VAT
R 6 532-00

MAATSKAPPYWET, 1973 / COMPANIES ACT, 1973 CM 22

(Artikel 170 / Section 170)

Kennisgewing van Geregistreerde Kantoor en Posadres van Maatskappy
Notice of Registered Office and Postal Address ~~of Company~~

(Moet in tweevoud by inlywing en voor verandering van adresse ingedien word)
(To be lodged in duplicate upon incorporation and prior to change of addresses)

RECEIVED 2004 NOV -9 A
OFFICE OF INTER... CORPORATE ...

REGISTRAR VAN MAATSKAPPYE EN KORPORASIES 2002-01-28 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

REGISTRASIENOMMER VAN MAATSKAPPY REGISTRATION NUMBER OF COMPANY	1994/009584/06

Naam van maatskappy
Name of Company M-CELL LIMITED

(a) Die ligging van die geregistreerde kantoor en die posadres van bogenoemde maatskappy is soos volg:
The situation of the registered office and the postal address of the above-mentioned company are as follows:

(i) Geregistreerde adres
Registered address 3 ALICE LANE SANDOWN EXT. 38 SANDTON 2196

(ii) Posadres
Postal address PRIVATE BAG 9955 SANDTON 2146

(b) Die datum van die beoogde veranderings in die adresse is
The date of the intended changes in the addresses is 21 February 2002

(Beide adresse moet te alle tye verskaf word / **Both addresses must be furnished at all times**)

[signature] 22 January 2002

HANDTEKENING / SIGNATURE DATUM / DATE

~~(Direkteur / Sekretaris / Beampte / Director~~ / Secretary ~~/ Officer)~~

Die veranderings tree in werking op / **The changes take effect on** 21/02/02

[signature] 28/02/02

REGISRATEUR VAN MAATSKAPPYE DATUM / DATE
REGISTRAR OF COMPANIES

Naam van maatskappy
Name of company M-CELL LIMITED

Posadres
Postal address PRIVATE BAG 9955
SANDTON 2146

Attention: L P Tshabe

Kantoorgebruik / Office use

Dataverwerking / **Data processing**

(1) Opgeneem / **Recorded**
Datum en paraaf
Date and initials ____

(2) Regstelling / Corrections
Datum en paraaf
Date and initials ____

Datumstempel van Registrasiekantoor vir Maatskappye
Date stamp of Companies Registation Office

CM27A

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

RECEIVED

2004 NOV -9 A 9:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 02/09/2003

Our Reference: 13660071
Box: 37212
Sequence: 93

MTN GROUP
PRIVATE BAG 9955
SANDTON
2146

RE: Amendment to Company Registration
Company Number: 1994/009584/06
Company Name: MTN GROUP

We have received a CM27A from you dated 21/01/2002.

The CM27A was accepted and placed on file.
Add Record
Surname = MACKINTOSH
First Names = MARIE MANUELA RITA RODRIGUES
Status = Active

Yours truly
Registrar of Companies
MJE

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Fax (012) 328 3051, www.cipro.gov.za

the dti
THE DEPARTMENT OF TRADE AND INDUSTRY SOUTH AFRICA

NOTICE OF, CONSENT TO APPOINTMENT, CHANGE OF NAME, OR RESIGNATION BY COMPANY SECRETARY OR REMOVAL OF COMPANY SECRETARY

KENNISGEWING VAN TOESTEMMING TOT AANSTELLING, VERANDERING VAN NAAM OF BEDANKING DEUR MAATSKAPPY SEKRETARIS OF ONTSLAG VAN MAATSKAPPY SEKRETARIS

(SECTION 268B AND 268I - ARTIKELS 268A EN 268I)

Name of company :
Naam van maatskappy : M-CELL LIMITED No. 1994/009584/06

A. Consent /Toestemming

I herewith consent to my appointment as company secretary of the above named company.
I certify that I am not disqualified in terms of section 268F of the Companies Act, 1973 from being a company secretary.
Ek stem hierby toe tot my aanstelling as maatskappy sekretaris van bogenoemde maatskappy.
Ek sertifiseer dat ek nie ingevolge artikels 268F van die Maatskappywet, 1973 gediskwalifiseer is om as maatskappy sekretaris aangestel te word nie.

Signed:
Onderteken: [signature] Date: Datum: 21 January 2002

(To be signed by company secretary personally / **Moet persoonlik deur die maatskappy sekretaris onderteken word**)

B. Particulars of company secretary / **Besonderhede van maatskappy sekretaris**

1. Surname - Name of partnership / body corporate **Van - Naam van vennnootskap / regspersoon**	MACKINTOSH
2. Full forenames of person who qualifies **Volle voorname van persoon wat kwalifiseer**	MARIE MANUELA RITA RODRIGUES
3. Former surname and forenames / **Vorige van en voorname**	
4. Identity number or, if not available, date of birth/Registration No. of body corporate **Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/Registrasie No. van regspersoon**	Year Month Day / Jaar Maand Dag 5 5 0 7 1 1 0 1 7 8 ~~1 0 8 9~~ 182
5. Date of appointment / **Datum van aanstelling**	15 January 2002
6. Residential address / **Woonadres**	20 MIRAGE STREET CRYSTAL PARK BENONI 1501
7. Business address / **Besigheidsadres**	3 ALICE LANE SANDOWN EXT 38 SANDTON 2146
8. Postal address / **Posadres**	PRIVATE BAG 9955 SANDTON 2146
9. Nationality (If not South African) **Nasionaliteit (Indien nie Suid-Afrikaans nie)**	Portuguese
10. Telephone number / **Telefoonnommer**	301-6699

C. Resignation or removal of company secretary / **Bedanking of ontslag van maatskappy sekretaris**

The company secretary, particulars of which are stated in Part B, has resigned with effect from ....
has been removed from office with effect from ....

Die maatskappy sekretaris, die besonderhede waaran in deel B vermeld word, het met ingang van .... bedank / is met ingang van .... uit sy amp ontslaan.

Date / Datum ____________________ Signature / Handtekening ____________________
Director/Officer/**Direkteur/Beampte**

(To be completed by the company secretary / director / officer, as the case may be, and lodged with the Registrar)
(Moet deur die maatskappy sekretaris / direkteur / beampte, na gelang van die geval, ingevul en by die Registrasie ingedien word.)

Notice of, consent to appointment, change of name or resignation by company secretary or removal of company secretary dated 21 January 2002
Kennisgewing van toestemming tot aanstelling, verandering van naam of bedanking deur maatskappy sekretaris of ontslang van maatskappy sekretaris gedateer ....

Name of secretary
Naam van sekretaris MARIE MANUELA RITA RODRIGUES MACKINTOSH
Name of company
Naam van maatskappy M-CELL LIMITED

Postal address
Posadres P O BOX 231 JOHANNESBURG 2000

Return received/Opgawe ontvang
Date stamp of Companies Registartion Office **Datumstempel van Registrasiekantoor vir Maatskappy**
Invalid if not stamped/ **Ongeldig indien nie gestempel nie**

L P TSHABALALA

REPUBLIC OF SOUTH AFRICA COMPANIES ACT, 1973
REPUBLIEK VAN SUID AFRIKA MAATSKAPPYWET, 1973

Form CM 27A

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -01- 23
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

NOTICE OF, CONSENT TO APPOINTMENT, CHANGE OF NAME, OR RESIGNATION BY COMPANY SECRETARY OR REMOVAL OF COMPANY SECRETARY

KENNISGEWING VAN TOESTEMMING TOT AANSTELLING, VERANDERING VAN NAAM OF BEDANKING DEUR MAATSKAPPY SEKRETARIS OF ONTSLAG VAN MAATSKAPPY SEKRETARIS

(SECTION 268B AND 268I - ARTIKELS 268A EN 268I)

Name of company :
Naam van maatskappy : M-CELL LIMITED No. 1994/009584/06

A. Consent /Toestemming
I herewith consent to my appointment as company secretary of the above named company.
I certify that I am not disqualified in terms of section 268F of the Companies Act, 1973 from being a company secretary.
Ek stem hierby toe tot my aanstelling as maatskappy sekretaris van bogenoemde maatskappy.
Ek sertifiseer dat ek nie ingevolge artikels 268F van die Maatskappywet, 1973 gediskwalifiseer is om as maatskappy sekretaris aangestel te word nie.

Signed:
Onderteken: .... Date:
Datum: ....
(To be signed by company secretary personally / Moet persoonlik deur die maatskappy sekretaris onderteken word)

B. Particulars of company secretary / Besonderhede van maatskappy sekretaris

1. Surname - Name of partnership / body corporate Van - Naam van vennnootskap / regspersoon	BOYNS
2. Full forenames of person who qualifies Volle voorname van persoon wat kwalifiseer	MICHAEL ROBERT DAVID
3. Former surname and forenames / Vorige van en voorname	N/A
4. Identity number or, if not available, date of birth/Registration No. of body corporate Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/Registrasie No. van regspersoon	Year Month Day / Jaar Maand Dag 4 3 0 5 0 6 5 0 4 2 1 8 5
5. Date of appointment / Datum van aanstelling	25 May 1999
6. Residential address / Woonadres	44 SUTHERLAND AVENUE HURLINGHAM 2196
7. Business address / Besigheidsadres	28 HARRISON STREET JOHANNESBURG 2001
8. Postal address / Posadres	P.O. BOX 231 JOHANNESBURG 2000
9. Nationality (If not South African) Nasionaliteit (Indien nie Suid-Afrikaans nie)	British
10. Telephone number / Telefoonnommer	373-7601

C. Resignation or removal of company secretary / Bedanking of ontslag van maatskappy sekretaris

The company secretary, particulars of which are stated in Part B, has resigned with effect from 15 January 2002
/ has been removed from office with effect from ....

Die maatskappy sekretaris, die besonderhede waaran in deel B vermeld word, het met ingang van .... bedank / is met ingang van .... uit sy amp ontslaan.

Date / Datum 21 January 2002 Signature / Handtekening ____________
Director/Officer/Direkteur/Beampte

(To be completed by the company secretary / director / officer, as the case may be, and lodged with the Registrar)
(Moet deur die maatskappy sekretaris / direkteur / beampte, na gelang van die geval, ingevul en by die Registrasie ingedien word.)

Notice of, consent to appointment, change of name or resignation by company secretary or removal of company secretary dated 21 January 2002
Kennisgewing van toestemming tot aanstelling, verandering van naam of bedanking deur maatskappy sekretaris of ontslang van maatskappy sekretaris gedateer ....

Name of secretary
Naam van sekretaris MICHAEL ROBERT DAVID BOYNS
Name of company
Naam van maatskappy M-CELL LIMITED

Postal address
Posadres P O BOX 231 JOHANNESBURG 2000

Return received/Opgawe ontvang
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -01- 23
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
Date stamp of Companies Registartion Office
Datumstempel van Registrasiekantoor vir Maatskappy
Invalid if not stamped/
Ongeldig indien nie gestempel nie

L P TSHABALALA

MTN Group Limited - MTN Group Trading Statement
MTN Group Limited
("MTN Group")
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164

MTN GROUP TRADING STATEMENT

In terms of Section 3.4 (b) (Trading Statements) of the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE Listings Requirements"), issuers are required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the earnings for the period to be reported upon next will differ by at least 20% from those of the previous corresponding period.

MTN Group is currently finalizing its financial results for the six month period ended 30 September 2004, expected to be released after close of business on 18 November 2004. In accordance with the JSE Listings Requirements, MTN Group would like to advise that it expects an increase of between 30% and 45% of Basic Headline Earnings per Share as well as an increase of between 30% and 45% of Adjusted(1) Headline Earnings per Share for the six month period ended 30 September 2004 against the previous corresponding period.

This trading statement has neither been reviewed nor reported on by MTN Group's external auditors.

The information provided in this announcement does not contain and should not be construed as containing any forward looking statements or projections of any nature whatsoever for periods beyond 30 September 2004.

(1)Adjusted Headline Earnings

Starting in the year to March 2003 a deferred tax asset was raised and continues to be raised in accordance with South African Statement of Generally Accepted Accounting Practice AC102 as a result of deductible temporary differences arising within MTN Nigeria Communications Limited ("MTN Nigeria") which became profitable during that year. The Board considers that basic headline earnings may not adequately reflect MTN Group's underlying economic performance, given the inherent uncertainties over the valuation of a deferred tax asset which will only be realized once MTN Nigeria emerges from the 5 year tax holiday granted to it under Pioneer Status Legislation. For this reason the MTN Group focuses on the adjusted headline earnings figure which negates the effect of the raising of the deferred tax asset.

Johannesburg
28 October 2004
Sponsor
Merrill Lynch South Africa (Proprietary) Limited
Date: 28/10/2004 04:40:05 PM Produced by the JSE SENS Department

MTN Group Limited - Announcement To Shareholders
MTN Group Limited
("MTN")
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164

ANNOUNCEMENT TO SHAREHOLDERS

In terms of section 3.59 of the Listings Requirements of the JSE Securities Exchange South Africa, shareholders are advised that with immediate, Lester Jooste has been appointed as acting company secretary of MTN and will continue in this role until a permanent appointment is made.

Johannesburg
6 October 2004
Sponsor
Merrill Lynch South Africa
Date: 07/10/2004 05:24:01 PM Produced by the JSE SENS Department

MTN GROUP LIMITED - DEALING IN SECURITIES BY DIRECTORS
MTN GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164

DEALING IN SECURITIES BY DIRECTORS

In compliance with paragraph 3.63 - 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Name of Director	:	I Charnley
Date of Transaction	:	27 September 2004
Shares Sold	:	30 000
Sale Price (per share)	:	R30.85
Class of Security	:	Ordinary shares of 0.01 cents each
Nature of Transaction	:	Sale of shares held privately
Nature of Interest	:	Beneficial
Name of Director	:	RS Dabengwa
Date of Transaction	:	30 September 2004
Option Strike Price (per share)	:	R9.31
Options Exercised	:	66 140
Shares Sold	:	66 140
Sale Price (per share)	:	R30.64
Class of Security	:	Ordinary shares of 0.01 cents each
Nature of Transaction	:	Exercising of MTN Group Share Options under the MTN Group Share Trust and subsequent sale of shares
Nature of Interest	:	Beneficial
Name of Company Secretary	:	MMR Mackintosh
Date of Transaction	:	30 September 2004
Option Strike Price (per share)	:	R9.31
Options Exercised	:	4 820
Shares Sold	:	4 820
Sale Price (per share)	:	R30.64
Class of Security	:	Ordinary shares of 0.01 cents each
Nature of Transaction	:	Exercising of MTN Group Share Options under the MTN Group Share Trust and subsequent sale of shares
Nature of Interest	:	Beneficial
Name of Director of a major subsidiary	:	PD Norman
Date of Transaction	:	30 September 2004
Option Strike Price (per share)	:	R9.31
Options Exercised	:	70 000
Shares Sold	:	70 000
Sale Price (per share)	:	R30.64
Class of Security	:	Ordinary shares of 0.01 cents each
Nature of Transaction	:	Exercising of MTN Group Share Options under the MTN Group Share Trust and subsequent sale of shares
Nature of Interest	:	Beneficial
Name of alternate Director of a major subsidiary	:	MH Steinlechner
Date of Transaction	:	30 September 2004
Option Strike Price (per share)	:	R9.31
Options Exercised	:	41 580
Shares Sold	:	41 580
Sale Price (per share)	:	R30.64
Class of Security	:	Ordinary shares of 0.01 cents each

Nature of Transaction : Exercising of MTN Group Share Options under the MTN Group
Share Trust and subsequent sale of
shares

Nature of Interest : Beneficial

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange South Africa Listings Requirements has been obtained.

1 October 2004

Sandton

Sponsor

Merrill Lynch South Africa (Pty) Limited

Date: 01/10/2004 05:15:09 PM Produced by the JSE SENS Department

MTN GROUP - APPOINTMENT OF MAANDA MANYATSHE TO THE POSITION OF MANAGING DIRECTR OF THE MTN GROUP"S SOUTH AFRICAN OPERATIONS

MTN GROUP LIMITED
("MTN Group" or "the Company")
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164

APPOINTMENT OF MAANDA MANYATSHE TO THE POSITION OF MANAGING DIRECTOR OF THE MTN GROUP"S SOUTH AFRICAN OPERATIONS

MTN Group is pleased to advise that Maanda Manyatshe has been appointed as Managing Director for the MTN Group's South African operations. His appointment will be effective 1 November 2004.

Manyatshe joins MTN Group from the SA Post Office were he has held the position of Chief Executive Officer for the past five years. During his time at the SA Post Office he was instrumental in turning the SA Post Office into a profitable organization through managing operating expenses, facilitating service excellence and improving efficiencies. Prior to joining the SA Post office he held various positions in Engen and South African Breweries. He holds a Masters of Science degree.

Johannesburg
28 September 2004
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 28/09/2004 05:43:07 PM Produced by the JSE SENS Department

MTN Group Limited - MTN Nigeria Communications Limited ("MTN Nigeria")
MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164
("MTN Group")
MTN Nigeria Communications Limited ("MTN Nigeria")

MTN Group announces that in association with its co-shareholders in MTN Nigeria, a decision has been made to explore ways of introducing broader Nigerian shareholder participation in MTN Nigeria. Alternatives under consideration may include a potential listing of MTN Nigeria within the next 12 months, subject to market conditions. No discussions/negotiations have commenced with potential investors which may lead to a transaction. Further announcements will follow in due course.

Johannesburg
9 September 2004
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 09/09/2004 01:00:02 PM Produced by the JSE SENS Department

MTN Group Limited - Dealing in Securities by Directors
MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164

Dealing in Securities by Directors

In terms of Section 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa we hereby give you notice of the exercising of share options and subsequent sale of MTN Group Shares by the under-mentioned director:

Name of Director of a major subsidiary	:	C Utton
Date of Transaction	:	3 September 2004
Option Strike Price (per share)	:	R9.31
Options Exercised	:	70 120
Shares Sold	:	70 120
Sale Price (per share)	:	R30.35
Class of Security	:	Ordinary shares of 0.01 cents each
Nature of Transaction	:	Exercising of MTN Group Share Options under the MTN Group Share Trust and subsequent sale of shares
Nature of Interest	:	Beneficial

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange South Africa Listings Requirements has been obtained.

6 September 2004
Sandton
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 06/09/2004 11:16:01 AM Produced by the JSE SENS Department

MTN Group Limited - Results Of Annual General Meeting
MTN Group Limited
("MTN Group")
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code MTN
ISIN ZAE000042164

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that, at the annual general meeting of MTN Group held today, all the resolutions set out in the Notice of Annual General Meeting dated 10 June 2004 (which formed part of the 2004 Annual Report and which was posted to shareholders on 27 July 2004), were passed by the requisite majority of shareholders present or represented by proxy. The special resolution will be submitted for registration at the Registrar of Companies in due course.

Sandton
18 August 2004
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 18/08/2004 05:15:12 PM Produced by the JSE SENS Department

MTN Group Limited - MTN Group Release Of Subscriber Numbers For The First Quarter Ended 30 June 2004

MTN Group Limited
("MTN Group" or "the Group")
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code MTN
ISIN ZAE000042164

MTN GROUP RELEASE OF SUBSCRIBER NUMBERS FOR THE FIRST QUARTER ENDED 30 JUNE 2004

As of 30 June 2004, MTN Group has surpassed the 10 million subscriber mark and recorded 10,088,000 subscribers on its networks operated in South Africa and other African countries. This is a 5.7% increase since financial year-end 31 March 2004. The Group's international operations accounted for 36%, or 3,593,000 of the subscriber base.

MTN South Africa increased its subscriber base by 3.6% since 31 March 2004 to 6,495,000 subscribers. This consists of 1,204,000 post-paid subscribers and 5,291,000 pre-paid subscribers, with increases of 3.1% and 3.7% since year-end respectively. Blended average revenue per user ("ARPU") declined to R189 from R203 per month for the period from 1 April 2004 to 30 June 2004. Pre-paid ARPU of R 98 and post-paid ARPU of R 585 were recorded.

MTN International increased its subscriber base by 9.8% since 31 March 2004 to 3,593,000 subscribers. MTN Nigeria Communications Limited ("MTN Nigeria") contributed 61% or 2,176,000 to that subscriber base.

Subscribers as of 30 June 2004 compared to 31 March 2004 for all operations:

	30 June 2004	31 March 2004	% change
South Africa	6,495,000	6,270,000	3.6%
Pre-paid	5,291,000	5,102,000	3.7%
Postpaid	1,204,000	1,168,000	3.1%
International	3,593,000	3,273,000	9.8%
Nigeria	2,176,000	1,966,000	10.7%
Cameroon	625,000	581,000	7.6%
Uganda	543,000	495,000	9.7%
Rwanda	158,000	146,000	8.2%
Swaziland	91,000	85,000	7.1%
TOTAL	10,088,000	9,543,000	5.7%

ARPU per month for the period 1 April 2004 to 30 June 2004 compared to ARPU per month for the full year to 31 March 2004 for all operations:

	30 June 2004	31 March 2004
South Africa	R 189	R 203
Pre-paid	R 98	R 104
Post-paid	R 585	R 597
International		
Nigeria	US$ 48	US$ 51
Cameroon	US$ 21	US$ 24
Uganda	US$ 20	US$ 22
Rwanda	US$ 20	US$ 22
Swaziland	R 230	R 223

4 August 2004
Johannesburg
Sponsor
Merrill Lynch South Africa (Pty) Limited

Date: 04/08/2004 02:00:04 PM Produced by the JSE SENS Department

###27/07/2004 - Mtn - No Change Statement And Notice Of Annual General Meeting###

27/07/2004 - 19:08:31

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN: ZAE000042164
("MTN" or the company")

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

Audited Results

Shareholders are advised that the company's annual financial statements for the year ended 31 March 2004 will be posted to shareholders today and contain no modifications to the audited results which were published on 10 June 2004. PricewaterhouseCoopers Inc. and Sizwe Ntsaluba VSP Inc. jointly audited the results. The annual financial statements of MTN including the auditors report are available for inspection at the registered office of the company.

Notice of the Annual General Meeting

Notice is hereby given that the Annual General Meeting of MTN shareholders will be held at the MTN Innovation Centre, 14th Avenue, Fairlands, Gauteng on Wednesday, 18 August 2004 at 14h30 to transact business as stated in the Notice of the Annual General Meeting.

Johannesburg
27 July 2004
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 27/07/2004 05:00:03 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###29/06/2004 - Mtn Group Limited - Mtn Group Submits Bid For 2nd Gsm Licence In Saudi###

29/06/2004 - 19:08:59

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code MTN
ISIN ZAE000042164
("MTN Group")

MTN GROUP SUBMITS BID FOR 2nd GSM LICENCE IN SAUDI ARABIA

Shareholders are advised that MTN Group through MTN International (Mauritius) Limited and together with a consortium of Saudi Arabian partners ("the MTN Saudi Arabia Consortium") has submitted a bid for the 2nd GSM licence and a 3G licence to be awarded in the Kingdom of Saudi Arabia by the Communications and Information Technology Commission of Saudi Arabia in a sealed bid process.

Johannesburg, 28 June 2004
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 29/06/2004 08:28:02 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###15/06/2004 - Mtn Group Limited - Awarding Of Share Options To An Alternate Director###

15/06/2004 - 20:03:30

subsidiary company
MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code MTN
ISIN ZAE000042164
Awarding of share options to an alternate director of a subsidiary company
In terms of section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa we hereby give you notice of the grant and acceptance of MTN Group share options allocated to the alternate director of an MTN Group Limited subsidiary as mentioned below:

Name of director of subsidiary company:	Ms M Steinlechner
Date of allocation:	11 June 2004
Date of acceptance:	14 June 2004
Option strike price (per share):	R27.00
Grant date (date grant approved by the Board of directors):	1 December 2003
Number of share options awarded:	19,200
Nature of transaction:	Acceptance of MTN Group Ltd share options
Vesting periods:	20% of total allocation on 1 December 2005 20% of total allocation on 1 December 2006 30% of total allocation on 1 December 2007 30% of total allocation on 1 December 2008

Johannesburg
15 June 2004
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 15/06/2004 05:00:08 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###15/06/2004 - Mtn Group Limited - Additional Information On Financial Results For Th###

15/06/2004 - 20:03:30

ENDED 31 MARCH 2004
MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
JSE Share code: MTN
ISIN: ZAE000042164
("MTN Group")

ADDITIONAL INFORMATION ON FINANCIAL RESULTS FOR THE YEAR ENDED 31 MARCH 2004

MTN Group has aligned its reporting format for the year ended 31 March 2004 with International Financial Reporting Standards ("IFRS"). The key difference to previous disclosure is on the Operating expenses - net of other operating income line. This line was previously split between Operating expenses - net of sundry income, Depreciation as well as Amortisation. To enable easy comparison with prior years, the income statement for the year ended 31 March 2004 is provided below prepared in accordance with the previous format.

	Year ended 31 March 2004 Rmil	Year ended 31 March 2003 Rmil
Revenue	23 871	19 405
Cost of sales	(9 659)	(8 321)
Gross Profit	14 212	11 084
Operating expense - net of sundry income	(5 229)	(4 867)
Earnings before interest, taxation, depreciation and amortisation ("EBITDA")	8 983	6 217
Depreciation	(2 204)	(1 651)
Amortisation	(172)	(233)
Profit from operations before goodwill amortisation	6 607	4 333
Goodwill amortisation	(599)	(596)
Profit from operations	6 008	3 737
Finance income	144	129
Finance costs	(748)	(957)
Share of results of associates	9	1
Profit before tax	5 413	2 910
Income tax expense	(1 101)	(687)
Profit after tax	4 312	2 223

Minority interest	(612)	(289)
Net profit	3 700	1 934

Johannesburg,
15 June 2004
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 15/06/2004 05:15:02 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###10/06/2004 - Mtn Group Limited - Summary Of The Audited Results For The Year Ended###

10/06/2004 - 19:08:36

31 MARCH 2004 AND DIVIDEND DECLARATION
MTN Group Limited
Registration: 1994/009584/06
ISIN code: ZAE000042164
Share code: MTN
SUMMARY OF THE AUDITED RESULTS FOR THE YEAR ENDED 31 MARCH 2004 AND DIVIDEND DECLARATION
FINANCIAL HIGHLIGHTS

Revenue increased to R23,9 billion	up 23%
Profit after tax increased to R4,3 billion	up 94%
Adjusted headline EPS* increased to 253,1 cents	up 77%
Subscribers** increased to over 9,5 million	up 42%

Dividend of 41 cents declared to shareholders
* Earnings per share
** Capable and active subscribers
Operational Data

	31 March 2004	31 March 2003	% change
South Africa			
Subscribers	6 270 000	4 723 000	33
ARPU (Rand)	203	206	(1)
Nigeria			
Subscribers	1 966 000	1 037 000	90
ARPU (US$)	51	57	(11)
Cameroon			
Subscribers	581 000	431 000	35
ARPU (US$)	24	21	14
Uganda			
Subscribers	495 000	363 000	36
ARPU (US$)	22	28	(21)
Rwanda			
Subscribers	146 000	105 000	39
ARPU (US$)	22	27	(19)
Swaziland			
Subscribers	85 000	68 000	25
ARPU (Rand)	223	206	8

REVIEW OF RESULTS
Trading Performance
MTN Group Limited ("the Group") posted a strong performance for the 2004 financial year, reflected by the 77% increase in adjusted headline earnings per
share to 253,1 cents.
The Group's consolidated revenue increased by 23% year-on-year to R23 871

million. Earnings before interest, tax, depreciation and amortisation ("EBITDA") increased by 44% to R8 983 million, resulting in profit after tax ("PAT") of R4 312 million, 94% up on the previous financial year. The Group's headline earnings per share have been adjusted to exclude the financial impact of the deferred tax asset recognised by MTN Nigeria Communications Limited ("MTN Nigeria"). All of the Group's wireless telecommunications operations were profitable at the PAT level during the year.

MTN Group's international growth strategy continues to gain momentum, with non-South African operations accounting for 36% of the Group's revenue, 50% of its EBITDA and 46% of its adjusted headline earnings during the year. As a result, the Group's earnings are increasingly impacted by the fluctuation of the Rand against the US dollar and the currencies of the operating countries. During the 2004 financial year, the average Rand exchange rate appreciated by between 21% and 50% year-on-year against the functional currencies of the Group's international operations. The average exchange rate between the Nigerian naira and the Rand was 18,4 compared to 13,2 in the 2003 financial year. This had the effect of reducing the earnings, as well as assets and liabilities of the international operations reflected in the consolidated results on their conversion into Rand.

The South African operations showed higher than anticipated growth, with revenue increasing by 22% to R15 184 million. The Group's international operations increased revenue by 25%, from R6 972 million to R8 687 million. The overall EBITDA margin for the Group increased to 37,6%, from 32,0%. MTN South Africa's EBITDA margin increased to 30,1% from 27,6% (excluding Orbicom and MTN Network Solutions), this turnaround primarily being due to operational expenditure efficiencies coupled with strong revenue generation. The Group's international operations recorded a healthy EBITDA margin of 51,4%.

Net finance costs declined by 27%, from R828 million to R604 million, as a result of strong operating cash-flow, delays in capital expenditure and the 27% appreciation of the Rand against the US dollar. Included within net finance costs are foreign exchange losses of R224 million (2003: R325 million). The Group has achieved a level of EBITDA-to-net interest cover of 15 times.

The Group's effective tax rate, excluding goodwill amortisation charges was 18,3%, compared to 19,6% last year, mainly due to MTN Nigeria being tax exempt because of its pioneer status, coupled with the raising of the deferred tax asset arising on capital allowances.

Adjusted Headline EPS increased by 77,% to 253,1 cents. South African wireless operations contributed 135,8 cents, whilst the contribution of the international operations increased by 116% to 117,3 cents.

Balance Sheet And Cash Flow

The Group's total assets have increased by 14% to R32 000 million since 31 March
2003. During the financial year, MTN Nigeria secured a limited recourse US$345 million medium-term, project finance facility to fund its network roll-out. By year-end, 86% of such facility had been drawn and these funds were used to repay
short-term debt. The Group's long-term liabilities increased to R4 376 million from R4 056 million, while short-term borrowings reduced from R1 394 million to
R334 million. In addition, borrowings were positively impacted upon by the strong Rand, as most of the Group's borrowings are foreign currency denominated.

At 31 March 2004, the Group had cash on hand of R5 336 million, of which R1 688
million relates to securitised cash deposits against letters of credit in Nigeria. Total borrowings including overdrafts amounted to R4 149 million resulting in the Group being in a net positive cash position of R1 187 million at 31 March 2004, compared with a net borrowed position of R2 712 million at 31
March 2003. The net unhedged US dollar debt position of MTN Mauritius has declined to US$5 million (2003: US$157 million). During the period, the Group fully utilised the SARB approval of R911 million granted for network expansion within the Nigerian operations.

Total capital expenditure for the Group of R5 048 million was recorded, of which
MTN Nigeria accounted for 67%.

The International Finance Corporation (IFC) is a key lender in the international
portion of MTN Nigeria's medium-term project finance facility and in accordance
with the underlying terms, MTN Mauritius disposed of 3% in MTN Nigeria to the IFC. A further 1,5% was disposed of to local partners in Nigeria to enable them
to consolidate their shareholding in MTN Nigeria.

MTN Mauritius increased its shareholding in MTN Rwanda by 9% to 40% during October 2003.

OPERATIONAL REVIEW

MTN South Africa

MTN South Africa ("MTN SA") experienced strong subscriber growth over the year,
demonstrating that the South African market remains buoyant. Net new connections
of 1 547 000 subscribers for the year were achieved, the highest ever in MTN SA,
of which 193 000 were post-paid and 1 354 000 pre-paid subscribers. MTN SA's total capable subscriber base as at 31 March 2004 was 6 270 000. This is a year-
on-year increase in the subscriber base of 33% in total, comprising 20% on

post-
paid and 36% on pre-paid segments since 31 March 2003. The subscriber mix continued to shift towards pre-paid, which now constitutes 81% of MTN SA's capable base (defined as subscribers which have made or received a call in the last three months).

The introduction of innovative new products, together with competitive pricing strategies have been key drivers behind the healthy growth in subscribers. MTN SA introduced the MTN Mychoice Top-up range in August 2003, a world first, hybrid pre-paid/contract product allowing subscribers a minimum monthly contract
with additional airtime topped up with pre-paid vouchers.

Blended average revenue per user per month ("ARPU") of R203 was achieved for the
current financial year, marginally down on the figure to March 2003 of R206. Post-paid ARPU edged downwards from R607 at March 2003 to R597 for the current year, while pre-paid ARPU increased from R101 at March 2003 to R104. Data services, including SMS, contributed 5% towards total revenue (excluding handset
revenue).

Overall market share has remained steady at approximately 38%.

MTN International

MTN Nigeria experienced strong demand for its services, requiring a controlled sign-up of new subscribers to match the available network capacity. SIM card sales were suspended for some 20 weeks during the financial year. Accelerated network roll-out continues in a challenging operating environment, with the number of base stations increasing from 478 at 31 March 2003 to 839 a year later. The number of operational switches has also increased to 16. Capital expenditure incurred of R3 403 million was in line with expectations; however, included in this figure is approximately R1 084 million of infrastructure equipment which had been received in Nigeria at year-end but not yet commissioned.

Over the period, the active subscriber base (defined as subscribers which have made or received a call in the last month) increased by 90% to 1 966 000. MTN Nigeria's ARPU decreased from US$57 to US$51, driven by the lowering of tariffs
from December 2003 and deeper penetration into the market, coupled with the depreciation of the naira against the US dollar.

MTN Cameroon continues to deliver satisfactory results and has maintained its leadership in a highly competitive market. A total of 581 000 active subscribers
was recorded at 31 March 2004, representing a 35% increase year-on-year, with ARPU increasing from US$21 to US$24.

MTN Uganda recorded 495 000 active subscribers and has experienced a decline in
ARPU from US$28 to US$22, as a result of currency devaluation of approximately 10% during the year, and a general dilution as new subscribers with lower average usage join the network.

MTN Rwanda and MTN Swaziland show signs of a slow down in growth and the

beginning of a more mature phase in their respective life-cycles. Active subscriber bases of 146 000 (including 40 000 subscribers through SuperCell in the DRC) and 85 000 were recorded for these operations respectively.

Strategic Investments

The Strategic Investments division continues to explore growth opportunities synergistic with the core mobile business, and its mandate has been extended to include international business development. Following a period of consolidation, MTN Group has intensified its focus on identifying new mobile licence prospects in what is currently a highly competitive arena. A joint venture has been initiated with MTN Nigeria to explore electronic airtime top-up alternatives.

PROSPECTS

The Group will continue to explore value-enhancing international expansion opportunities. While such expansion is expected to provide further growth as well as diversification of earnings and risk, the Group will become more susceptible to foreign exchange-rate movements. Assuming that current market conditions prevail, the Board is confident that the South African operation will maintain its strong free cash flow generation for the Group, which will fund further expansion, while the international operations are expected to maintain positive subscriber and revenue growth, underpinned by the significant ongoing capital investment into network roll-out, particularly in MTN Nigeria.

DIVIDEND

After thoroughly reviewing the Group's growth prospects and taking account of its expected financial performance, the board of directors has recommended the reinstatement of a conservative dividend policy which will allow the Group to pursue growth opportunities while returning excess cash to shareholders, thereby optimising its capital structure. A conservative dividend cover of 6-7 times on adjusted headline earnings will be followed, with a declaration of an annual dividend. Accordingly a dividend of 41 cents per share for the year has been proposed, as detailed below.

For and on behalf of the Board

MC Ramaphosa	PF Nhleko
(Chairman)	(Group Chief Executive Officer)

Sandton,
10 June 2004

Declaration Of Ordinary Dividend

Notice is hereby given that a dividend (number 5) of 41 cents per ordinary share has been declared and is payable to shareholders recorded in the register of MTN Group Limited ("the company") at the close of business on Friday, 2 July 2004. In compliance with the requirements of STRATE, the electronic settlement and custody system used by the JSE Securities Exchange South Africa, the company

has
determined the following salient dates for the payment of the dividend:

Last day to trade cum-dividend	Friday, 25 June 2004
Shares commence trading ex-dividend	Monday, 28 June 2004
Record date	Friday, 2 July 2004
Payment of dividend	Monday, 5 July 2004

Share certificates may not be dematerialised/rematerialised between Monday, 28 June 2004 and Friday, 2 July 2004, both days inclusive.

On Monday, 5 July 2004 the dividend will be electronically transferred to the bank accounts of certificated shareholders who make use of this facility. In respect of those who do not use this facility, cheques dated Monday, 5 July 2004 will be posted on or about that date. Shareholders who have dematerialised their shares will have accounts held at their Central Securities Depository Participant or Broker credited on Monday, 5 July 2004.

Certain statements in this announcement that are neither reported financial results nor other historical information, are forward-looking statements relating to matters such as future earnings, savings, synergies, events, trends, plans or objectives.

Undue reliance should not be placed on such statements because they are inherently subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results).

Unfortunately the Company cannot undertake to publicly update or revise any of these forward-looking statements, whether to reflect new information of future events or circumstances or otherwise.

Consolidated Income Statement

	Year ended 31 March 2004 Audited Rm	Year ended 31 March 2003 Audited* Rm	% change
Revenue	23 871	19 405	23
Cost of sales	(9 659)	(8 321)	
Gross profit	14 212	11 084	28
Operating expenses - net of other operating income	(8 204)	(7 347)	
Profit from operations	6 008	3 737	61
Finance income	144	129	
Finance costs	(748)	(957)	
Share of profits of associates	9	1	
Profit before taxation	5 413	2 910	86

Income tax expense	(1 101)	(687)	
Profit after taxation (PAT)	4 312	2 223	94
Minority interest	(612)	(289)	
Net profit	3 700	1 934	91
Calculations of headline earnings			
Net profit	3 700	1 934	91
Goodwill amortisation	599	596	
Gain on disposal of 20% shareholding in MTN Cameroon	-	(91)	
Impairment (reversed)/raised against loan arising on disposal of MTN Cameroon to reflect net asset value	(9)	49	
Loss on disposal of 4,5% share in Nigeria	72	-	
Basic headline earnings	4 362	2 488	75
Adjustment:			
Reversal of deferred tax asset (see note 11)	(174)	(128)	
Adjusted headline earnings	4 188	2 360	77
Reconciliation of headline earnings per ordinary share (cents)			
Attributable earnings per share (cents)	223,6	117,4	90
Effect of goodwill amortisation	36,2	36,2	
Effect of disposal of stake in MTN Cameroon	(0,5)	(2,5)	
Effect of loss on disposal of 4,5% stake in MTN Nigeria	4,4	-	
Basic headline earnings per share (cents)	263,7	151,1	75
Effect of reversal of deferred tax asset (see note 11)	(10,6)	(7,8)	
Adjusted headline earnings per share (cents)	253,1	143,3	77
Contribution to adjusted basic headline earnings per ordinary share (cents)			
South Africa	135,8	88,9	53
Rest of Africa	117,3	54,4	116
	253,1	143,3	77

Number of ordinary shares in issue:		
- Weighted average (000)	1 654 380	1 646 933
- At period end (000)	1 657 724	1 649 959

* Restated for the consolidation of share trusts

Summarised Consolidated Balance Sheet

	Year ended 31 March 2004 Audited Rm	Year ended 31 March 2003 Audited* Rm
ASSETS		
Non-current assets	23 357	22 854
Property, plant and equipment	11 042	9 374
Goodwill	9 753	10 298
Intangible assets	1 646	2 263
Investments and loans	560	746
Deferred assets	356	173
Current tax assets	8 643	5 303
Cash at bank and on hand	3 648	1 551
Securitised cash deposits **	1 688	586
Other current assets	3 307	3 166
Total assets	32 000	28 157
EQUITY AND LIABILITIES		
Shareholders' equity		
Share capital and reserves	19 848	17 056
Minority interests	1 418	882
	21 266	17 938
Non-current liabilities	4 376	4 056
Borrowings	3 710	3 249
Deferred tax liabilities	666	807
Current liabilities	6 358	6 163
Non-interest-bearing liabilities	5 919	4 563
Interest-bearing liabilities	439	1 600
Total equity and liabilities	32 000	28 157
Net asset value per ordinary share (rand)		
- Book value	11,97	10,34
Net cash (debt)/equity	0,06	(0,15)
Net cash (debt)/equity (excluding goodwill)	0,10	(0,35)

* Restated for the consolidation of share trusts

** These monies are placed on deposit with banks in Nigeria to secure letters of credit

Summarised Consolidated Cash Flow Statement

	Year ended 31 March	Year ended 31 March

	2004 Audited Rm	2003 Audited* Rm
Cash inflows from operating activities	8 597	5 393
Cash outflows from investing activities	(4 898)	(4 391)
Cash inflows from financing activities	233	187
Net movement in cash and cash equivalents	3 932	1 189
Cash and cash equivalents at beginning of year	1 931	1 234
Foreign entities translation adjustment	(632)	(492)
Cash and cash equivalents at end of year	5 231	1 931

* Restated for the consolidation of share trusts

Summarised Group Statement Of Changes In Shareholders' Equity

	Year ended 31 March 2004 Audited Rm	Year ended 31 March 2003 Audited* Rm
Opening balance at 1 April	17 056	15 916
Effect of adoption of AC133	(15)	-
Effect of consolidation of share trusts	-	(12)
Restated opening balance at 1 April	17 041	15 904
Net profit	3 700	1 934
Issue of share capital	95	148
Currency translation differences	(988)	(930)
	19 848	17 056

Segment Analysis

	Year ended 31 March 2004 Audited Rm	Year ended 31 March 2003 Audited* Rm
REVENUE		
South Africa	15 184	12 433
Rest of Africa	8 687	6 972
	23 871	19 405
EBITDA		
South Africa	4 522	3 375
Rest of Africa	4 461	2 842
	8 983	6 217
PAT		

South Africa	2 244	1 461
Rest of Africa	2 664	1 355
Corporate head office (goodwill)	(596)	(593)
	4 312	2 223

* Restated for the consolidation of share trusts

Notes

1. Basis Of Accounting

These condensed consolidated preliminary results have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice (GAAP) and Schedule 4 of the South African Companies Act (Act No 61 of 1973). The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2003, except for the adoption of AC133: "Financial instruments - recognition and measurement". In addition, in order to comply with the directive issued by the JSE Securities Exchange South Africa on 16 February 2004, the Group results include the effects of consolidating the MTN Staff Incentive Scheme and the MTN Group Share Trust. The 2003 comparatives have been appropriately restated.

2. Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

3. Headline Earnings Per Ordinary Share

The calculation of basic and adjusted headline earnings per ordinary share are based on basic headline earnings of R4 362 million (2003: R2 488 million), adjusted headline earnings of R4 188 million (2003: R2 360 million) and attributable earnings of R3 700 million (2003: R1 934 million) respectively, and a weighted average of 1 654 380 353 (2003: 1 646 933 535) ordinary shares in issue. Diluted earnings per ordinary share, in respect of debentures and options convertible into ordinary shares, have not been disclosed as the potential dilution is not considered to be material.

4. Independent Audit By The Auditors

These condensed consolidated preliminary results have been audited by our joint auditors PricewaterhouseCoopers Inc. and SizweNtsaluba vsp Inc., who have performed their audit in accordance with Statements of South African Auditing Standards.

A copy of their unqualified audit report is available for inspection at the registered office of the Company.

5. Listing Requirements

This preliminary announcement has been prepared in compliance with the

The Group's subsidiary in Nigeria has been granted a five-year tax holiday under "pioneer status" legislation. Capital allowances arising during this period may be carried forward and claimed as deductions against taxable income from the sixth year of operations onwards. A deferred asset tax relating to these deductible temporary differences has been recognised in the results to 31 March 2004 in terms of the requirements of South African Statements of Generally Accepted Accounting Practice AC102 - Income Taxes, which requires a deferred tax asset to be recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised.

As previously disclosed, although the Group has complied with the requirements of AC102 in this regard, the Board of Directors has reservations about the appropriateness of this treatment in view of the fact that no cognisance may be taken in determining the value of such deferred tax assets for uncertainties arising out of the effects of the time value of money or future foreign exchange movements.

The Board therefore resolved to report adjusted headline earnings (negating the effect of the deferred tax asset of R174 million) in addition to basic headline earnings, to more fully reflect the Group's results for the period.

www.mtngroup.com

MTN Directorate:
MC Ramaphosa (Chairman), PF Nhleko* (CEO), DDB Band, SL Botha*, I Charnley*, ZNA Cindi, RS Dabengwa*, PL Heinamann, SN Mabaso, RD Nisbet*, JHN Strydom, AF van Biljon, LC Webb (alternate)
* Executive

Company secretary:
Ms MMR Mackintosh
3 Alice Lane,
Sandown Extension 38,
Sandton, 2196
Private Bag 9955,
Sandton, 2146

Registered office:
3 Alice Lane,
Sandown Extension 38,
Sandton, 2196

American Depository Receipt (ADR) programme:

Cusip No. 55271U109 ADR to ordinary share 1:1
Depository:
The Bank of New York,
101 Barclay Street
New York NY 10286, US
Office of the South African Registrars:
Computershare Investor Services 2004 (Pty) Limited
(Registration number: 2004/003647/07)
70 Marshall Street,
Johannesburg, 2001
PO Box 61051,
Marshalltown, 2107
Joint auditors:
PricewaterhouseCoopers, Inc,
2 Eglin Road,
Sunninghill, 2157
Private Bag X36,
Sunninghill, 2157
And
SizweNtsaluba vsp Inc,
1 Woodmead Drive,
Woodmead
PO Box 2939,
Saxonwold, 2132
E-mail: investor_relations@mtn.co.za
These results can be viewed on the Group's website at http://www.mtngroup.com
Date: 10/06/2004 05:16:18 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###05/04/2004 - Mtn Group Limited - Awarding Of Share Options To Directors###

05/04/2004 - 20:23:06

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164
AWARDING OF SHARE OPTIONS TO A DIRECTOR OF A SUBSIDIARY COMPANY:
In terms of section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa we hereby give you notice of the offer and acceptance of MTN Group Share Options allocated to the director of MTN Group Limited as mentioned below:

Name of director of subsidiary company:	Mr I Hassen
Date of offer:	25 March 2004
Date of acceptance of offer:	31 March 2004
Option strike price (per share):	R27.00
Strike date:	1 December 2003 as approved by the Board of directors on 1 December 2003
Amount of share options awarded:	160 500
Nature of transaction:	Offer and acceptance of MTN Group Ltd Share Options
Vesting periods:	20% of total allocation on 1 December 2005 20% of total allocation on 1 December 2006 30% of total allocation on 1 December 2007 30% of total allocation on 1 December 2008

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange
South Africa Listings Requirements has been obtained.
5 April 2004
Sandton
Sponsor
Merrill Lynch South Africa (Pty) Limited
MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164
AWARDING OF SHARE OPTIONS TO A DIRECTOR OF A SUBSIDIARY COMPANY:
In terms of section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa we hereby give you notice of the offer and acceptance of MTN Group Share Options allocated to the director of MTN Group Limited as mentioned below:

Name of director of subsidiary company:	Mr C Utton
Date of offer:	25 March 2004
Date of acceptance of offer:	31 March 2004
Option strike price (per share):	R27.00
Strike date:	1 December 2003 as approved by the Board of directors on 1 December 2003
Amount of share options awarded:	83 200
Nature of transaction:	Offer and acceptance of MTN Group Ltd Share Options
Vesting periods:	20% of total allocation on 1 December 2005 20% of total allocation on 1 December 2006 30% of total allocation on 1 December 2007 30% of total allocation on 1 December 2008

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange
South Africa Listings Requirements has been obtained.
5 April 2004
Sandton
Sponsor
Merrill Lynch South Africa (Pty) Limited
MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164
AWARDING OF SHARE OPTIONS TO A DIRECTOR
In terms of section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa we hereby give you notice of the offer and acceptance of MTN Group Share Options allocated to the director of MTN Group Limited as mentioned below:

Name of director:	Mr RD Nisbet
Date of offer:	25 March 2004
Date of acceptance of offer:	31 March 2004
Option strike price (per share):	R27.00
Strike date:	1 December 2003 as approved by the Board of directors on 1 December 2003
Amount of share options awarded:	64 500
Nature of transaction:	Offer and acceptance of MTN Group Ltd Share Options
Vesting periods:	20% of total allocation on 1 December 2005 20% of total allocation on 1 December 2006 30% of total allocation on

1 December 2007
30% of total allocation on
1 December 2008
Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange
South Africa Listings Requirements has been obtained.
5 April 2004
Sandton
Sponsor
Merrill Lynch South Africa (Pty) Limited

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164

AWARDING OF SHARE OPTIONS TO A DIRECTOR

In terms of section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa we hereby give you notice of the offer and acceptance of MTN Group Share Options allocated to the director of MTN Group Limited as mentioned below:

Name of director:	Mr RS Dabengwa
Date of offer:	25 March 2004
Date of acceptance of offer:	31 March 2004
Option strike price (per share):	R27.00
Strike date:	1 December 2003 as approved by the Board of directors on 1 December 2003
Amount of share options awarded:	291 100
Nature of transaction:	Offer and acceptance of MTN Group Ltd Share Options
Vesting periods:	20% of total allocation on 1 December 2005 20% of total allocation on 1 December 2006 30% of total allocation on 1 December 2007 30% of total allocation on 1 December 2008

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange
South Africa Listings Requirements has been obtained.
5 April 2004
Sandton
Sponsor
Merrill Lynch South Africa (Pty) Limited

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN

ISIN ZAE000042164

AWARDING OF SHARE OPTIONS TO A DIRECTOR OF A SUBSIDIARY COMPANY:

In terms of section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa we hereby give you notice of the offer and acceptance of MTN Group Share Options allocated to the director of MTN Group Limited as mentioned below:

Name of director of subsidiary company:	Mr Z Bulbulia
Date of offer:	25 March 2004
Date of acceptance of offer:	31 March 2004
Option strike price (per share):	R27.00
Strike date:	1 December 2003 as approved by the Board of directors on 1 December 2003
Amount of share options awarded:	24,700
Nature of transaction:	Offer and acceptance of MTN Group Ltd Share Options
Vesting periods:	20% of total allocation on 1 December 2005 20% of total allocation on 1 December 2006 30% of total allocation on 1 December 2007 30% of total allocation on 1 December 2008

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange South Africa Listings Requirements has been obtained.

5 April 2004

Sandton

Sponsor

Merrill Lynch South Africa (Pty) Limited

Date: 05/04/2004 05:17:56 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###25/03/2004 - Mtn Group Limited - Dealing In Securities And/or Derivatives By Direct###

25/03/2004 - 20:24:34

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164
DEALING IN SECURITIES AND/OR DERIVATIVES BY DIRECTORS
In compliance with paragraph 3.63 - 3.74 of the Listings Requirements of the JSE
Securities Exchange South Africa, the following information is disclosed:

Name of Director	:	PF Nhleko
Date of Transaction	:	25 March 2004
Call Options on MTN Shares	:	395 000
Nature of Transaction	:	Mr Nhleko entered into a derivative transaction with a Financial Institution in terms of which he has sold 395 000 call options
Strike Price of Call Options	:	R9.31
Sale Price of Call Options	:	R22.51
Nature of Interest	:	Beneficial

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange
South Africa Listings Requirements has been obtained.
25 March 2004
Sandton
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 25/03/2004 05:55:03 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

MTN media statement

25 March 2004

An exhibition on Inventions not to be missed

The MTN ScienCentre based in Canal Walk, Cape Town, has just launched an exciting and inspiring new exhibition entitled *"Inventions that change your world",* proudly sponsored by the Shuttleworth Foundation.

This exhibition consists of an amazing array of inventions from two million years ago until the present. Some of the highlights include a full size replica of the first motorcar, reconstructions of ancient inventions, spectacular scale models of steam engines and wind turbines and an impressive chronology of the time-line of great inventions. If you are interested to learn who invented the gadgets and machines that you use in your everyday life don't miss this great exhibition.

The MTN ScienCentre has produced a new piece of science theatre to accompany this exhibition. The play is called, "Eureka! The amazing story of inventions" and is performed by well know actor David Muller. The play forms part of the exhibition and is recommended for high school learners as it provides an inspirational overview of the social context in which great inventions are being made.

In addition, the educational staff at the ScienCentre have composed a series of worksheets and teaching kits for learners and teachers on inventions such as the wheel, levers, printing press, telescope and microscope.

The MTN ScienCentre is part of the MTN Foundation, an umbrella organization mandated to manage MTN's social investment programme, focuses on four key focus areas - arts, culture and heritage; education; HIV/AIDS; and science and technology. The flagship project for the science and technology portfolio is the MTN ScienCentre.

"MTN has undertaken to contribute to the development of a stronger science and technology culture in Africa by developing world-class interactive science centres that meet the needs of all communities. As we celebrate our 10th birthday, the continuing roll-out of our projects aimed at educating scholars reaffirms our commitment to enhance the lives of the people in the communities in which we operate," says Dr Yvonne Muthien, group executive: corporate affairs, MTN Group.

The exhibition runs from 27 March to 31 July 2004. For further information call (021) 529 8100 and visit the website www. mtnsciencentre.org.za.

Ends.

Notes to editors

Pic attached: The first motorcar

MTN Group Limited
Launched in 1994, the MTN Group celebrates ten years as a leading provider of cellular and communications services in Africa and is listed on the JSE Securities Exchange South Africa under the share code: "MTN". The Group encompasses MTN South Africa, MTN International and its Strategic Investments division which hosts Orbicom, Airborn and MTN Network Solutions. As at end 31 December 2003, the MTN Group recorded almost nine million subscribers across the continent where it provides cellular, satellite and Internet access services to 14 African countries. The Group has invested in six GSM cellular networks in Africa, including South Africa, Swaziland, Rwanda, Uganda, Cameroon and Nigeria. For more information please visit www.mtngroup.com.

Issued by Dr Yvonne Muthien, Group Executive: Corporate Affairs

For further information:
Portia Maurice, GM: Corporate Communications 083 212 7843
Sarah Chapman, Kilimanjaro Communication Management Consultants 083 200 3020

MTN media statement

17 March 2004

MTN Group appointments

The MTN Group is pleased to announce the appointment of Sifiso Dabengwa to the position of Group Chief Operating Officer (COO): MTN Group Limited, effective 1st April 2004.

Dabengwa will fulfil a dual function and will continue in his role as Managing Director of MTN SA.

Says Phuthuma Nhleko, MTN Group CEO: "Notwithstanding the Group's significant progress to date, a key element missing from the operating structure is the role of a COO. Sifiso has proven his strong leadership of MTN SA and has a demonstrable depth of experience and knowledge of mobile operations. As COO of the Group, Sifiso will leverage his expertise to further enhance the operational efficiency and profitability of the Group."

In support of this pivotal role, the Group has also appointed Campbell Utton to the role of Group Executive Operations: MTN Group Limited. Utton has to date held the role of Operations Executive: MTN International.

Says Nhleko, "There is no doubt in my mind that Sifiso and Campbell will help the Group achieve its operational objectives. I wish them both every success in their new positions."

Furthermore, the Group is also pleased to announce that Mr Jan Strydom has been appointed as an independent non-executive director of the Group. Strydom's appointment took effect on 11 March 2004.

A chartered accountant, Strydom has a Bachelor of Commerce and a Master of Commerce from the University of Pretoria. Strydom has vast experience in the field of accountancy and has served in an advisory capacity to government on tax matters. He currently holds the position of Commissioner at the PIC.

Ends.

MTN Group Limited
Launched in 1994, the MTN Group celebrates ten years as a leading provider of cellular and communications services in Africa and is listed on the JSE Securities Exchange South Africa under the share code: "MTN". The Group encompasses MTN South Africa, MTN International and its Strategic Investments division which hosts Orbicom, Airborn and MTN Network Solutions. As at end 31 December 2003, the MTN Group recorded almost nine million subscribers across the continent where it provides cellular, satellite and Internet access services to 14 African countries. The Group has invested in six GSM cellular networks in Africa, including South Africa, Swaziland, Rwanda, Uganda, Cameroon and Nigeria. For more information please visit www.mtngroup.com.

Issued by Dr Yvonne Muthien, Group Executive: Corporate Affairs

For further information:
Portia Maurice, GM: Corporate Communications 083 212 7843
Sarah Chapman, Kilimanjaro Communication Management Consultants 083 200 3020

###17/03/2004 - Mtn Group Limited - Dealing In Securities By Directors###

17/03/2004 - 20:25:05

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164
Dealing in Securities by Directors
In compliance with paragraph 3.63 - 3.74 of the Listings Requirements of the JSE
Securities Exchange South Africa, the following information is disclosed:

Name of Director of subsidiary company	:	JB Mc Grath
Date of Transaction	:	16 March 2004
Sale Price (per share)	:	R33.60
Amount of Shares	:	20 000
Class of Security	:	Ordinary shares of 0.01 cent each
Nature of Transaction	:	Sale of shares arising from directors indirect private shareholding
Nature of Interest	:	Beneficial

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange
South Africa Listings Requirements has been obtained.
17 March 2004
Sandton
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 17/03/2004 05:22:13 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###17/03/2004 - Appointment Of Sifiso Dabengwa To The Position Of Group Chief Operatin###

17/03/2004 - 20:25:00

("COO") IN THE MTN GROUP
MTN Group Limited
("MTN Group" or "the Company")
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164
APPOINTMENT OF SIFISO DABENGWA TO THE POSITION OF GROUP CHIEF OPERATING OFFICER
("COO") IN THE MTN GROUP

MTN Group is pleased to advise that Sifiso Dabengwa, currently Managing Director for the Company's South African operations has been appointed Chief Operating Officer ("COO") for MTN Group with effect from 1st April 2004. Mr. Dabengwa will fulfill a dual function and will continue in his role as Managing Director of MTN SA.

Mr. Dabengwa has a proven track record of strong leadership in the management of the Company's South African operations and a demonstrable depth of experience and knowledge of mobile operations. As COO of the MTN Group, Mr. Dabengwa will leverage his knowledge to further enhance the operational efficiency level as defined by cost and revenue metrics to drive profitability in a number of areas for the MTN Group.

Johannesburg
17 March 2004
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 17/03/2004 07:27:20 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

MTN media statement

16 March 2004

MTN supports election process

The MTN Group has made a contribution to the election process through a donation to all political parties represented in Parliament.

As a demonstration of its commitment to good corporate citizenship, the Group's contributions have been made according to its designation of parties as Major, Multi-member or Single-member parliamentary parties.

Says Yvonne Muthien, group executive: corporate affairs, MTN Group, "National elections and party political campaigning is a fundamental pillar of democratic consolidation. The corporate sector has a responsibility to contribute to the strengthening of our democratic process. Our support of the election process this year is particularly significant as MTN jointly celebrates its 10th year of operation with 10 years of democratic freedom in our country."

The Group's total contribution amounts to more than six million rand (R6 200 000) and has been distributed as follows:

Major parties (ANC/IFP/DA/NNP) R4 750 000
Multi-member parties R750 000
Single-member parties R700 000

Ends.

MTN Group Limited
Launched in 1994, the MTN Group celebrates ten years as a leading provider of cellular and communications services in Africa and is listed on the JSE Securities Exchange South Africa under the share code: "MTN". The Group encompasses MTN South Africa, MTN International and its Strategic Investments division which hosts Orbicom, Airborn and MTN Network Solutions. As at end 31 December 2003, the MTN Group recorded almost nine million subscribers across the continent where it provides cellular, satellite and Internet access services to 14 African countries. The Group has invested in six GSM cellular networks in Africa, including South Africa, Swaziland, Rwanda, Uganda, Cameroon and Nigeria. For more information please visit www.mtngroup.com.

Issued by Dr Yvonne Muthien, Group Executive: Corporate Affairs

For further information:
Portia Maurice, GM: Corporate Communications 083 212 7843
Sarah Chapman, Kilimanjaro Communication Management Consultants 083 200 3020

###15/03/2004 - Mtn Group Limited - Mtn Group Combined Trading Statement And Cautionar###

15/03/2004 - 20:24:32

Announcement
MTN Group Limited
("MTN Group" or "the Company")
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164
MTN GROUP COMBINED TRADING STATEMENT AND CAUTIONARY ANNOUNCEMENT
Section 3.4 (b) (Trading Statements) of the JSE Securities Exchange South Africa
Listings Requirements ("the Listings Requirements"), requires listed companies to publish a trading statement as soon as they become aware that the financial results for the period to be next reported upon will be materially different in
one or more of the following aspects:

(1) the financial results for the previous corresponding period;
(2) forecast projections and indications previously provided to the market in relation to such period;
(3) shareholders expectations of the financial results for such period arising from guidance previously provided by the issuer, trend analysis expectations, consensus analysts' forecasts which the issuer is satisfied were materially accurate, where available, or a combination of all of the above.

In terms of the Listings Requirements, "materially" in this context has been defined as an increase or decrease of between 10% and 30%, while changes below 10% are defined as "significant" and changes above 30% are defined as "substantial".
The Company accordingly advises that it expects the adjusted* headline earnings
per share as well as the headline earnings per share for the financial year ending 31 March 2004 to be substantially above the adjusted headline earnings per share and headline earnings per share, respectively, for the previous corresponding period.
The information provided in this announcement does not contain and should not be
construed as containing any forward looking statements or projections of any nature whatsoever for periods after 31 March 2004.

* The Company's subsidiary in Nigeria has been granted a five-year tax holiday under "pioneer status" legislation. Capital allowances arising during this period may be carried forward and claimed as deductions against
taxable income from the sixth year of operations onwards. A deferred tax

credit relating to these deductible temporary differences has been recognized in the previous Company's results in terms of the requirements of the South African Statements of Generally Accepted Accounting Practice AC102, which requires a deferred tax asset to be recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Although the Group has complied with the requirements of AC 120, the Board of the Company has reservations about the appropriateness of this treatment in view of the fact that no cognizance may be taken in determining the value of such deferred tax assets of uncertainties as a result of the effects of the time value of money or future foreign exchange movements. As a result, the Board has decided to report adjusted headline earnings per share, adjusted in order to negate the effects of the deferred tax asset credit in addition to headline earnings per share.

Cautionary Announcement

This trading statement has not been reviewed or reported on by the Company's auditors. Shareholders are therefore advised to exercise caution when dealing in the Company's securities until publication of the Company's year-end results on or about 10 June 2004.

Johannesburg

15 March 2004

Sponsor

Merrill Lynch South Africa

Date: 15/03/2004 05:42:05 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###12/03/2004 - Mtn Group Limited - Dealing In Securities By Directors###

12/03/2004 - 20:23:43

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164
Dealing in Securities by Directors
In compliance with paragraph 3.63 - 3.74 of the Listings Requirements of the JSE
Securities Exchange South Africa, the following information is disclosed:

Name of Director of subsidiary company	:	JB Mc Grath
Date of Transaction	:	11 March 2004
Sale Price (per share)	:	R33.20
Amount of Shares	:	30 000
Class of Security	:	Ordinary shares of 0.01 cent each
Nature of Transaction	:	Sale of shares arising from directors indirect private shareholding
Nature of Interest	:	Beneficial

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange
South Africa Listings Requirements has been obtained.
12 March 2004
Sandton
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 12/03/2004 04:28:12 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###11/03/2004 - Mtn Group Limited - Appointment Of Independent Non-executive Director###

11/03/2004 - 20:38:34

MTN GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164
APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR
In compliance with paragraph 3.59 of the Listings Requirements of the JSE Securities Exchange South Africa, please note that the board of directors of MTN Group Limited has approved the appointment of Mr JHN Strydom as independent non-executive director of the company with effect from 11 March 2004.
Sandton
11 March 2004
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 11/03/2004 01:40:21 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

Media statement

MTN boosts access to ICT in KZN

5 March 2004

Former president, Mr Nelson Mandela, will officially open Mnyakanya High School and its multi-media centre in Inkandla, Kwa-Zulu Natal (KZN) tomorrow (Friday, March 5).

The MTN Foundation and Gold Fields are hosts to the ceremony where more that 15 thousand people are expected to attend. Other dignitaries expected at the opening include the deputy president, Mr Jacob Zuma; the minister of home affairs, Dr Mangusuthu Buthelezi; KZN premier, Mr LP Mtshali and the MEC of education in KZN, Mr N Singh.

Built by Gold Fields, Mnyakanya High School boasts a multi-media centre sponsored by the MTN Foundation as part of its Schools Connectivity programme. The project is in support of Mr Mandela's call for private companies to join communities and government in the reconstruction of the country in the most concrete ways. This is the second Schools Connectity programme in the past 18 months that the former president has been involved with. He also launched the MTN Foundation in 2001.

The Schools Connectivity programme is part of the MTN Foundation's pledge to improve the quality of education and increase access to information and communication technology (ICT) in rural and disadvantaged schools throughout the country. The MTN Foundation committed to invest a total of R21 million over three years (R7 million a year) in Schools Connectivity and aims to have equipped 90 schools with multi-media centres by March 2005.

Mnyakanya High School will be the 56th school that the MTN Foundation has successfully equipped since its launch in July 2002. The school's multi-media centre will boast a space age technology centre equipped with computers; a server; a four-in-one printer, copier, scanner and fax machine; a television set; video recorder and a GPRS modem which utilises the MTN network to provide faster access to the internet satellite television decoders and other equipment. MTN has also installed a TeleShop with a total of eight public pay phones that will generate income to enable the schools to sustain the multi-media centres and boost local entrepreneurship.

The Foundation works very closely with the national department of education, the department of communication and the provincial departments of education to identify schools that are eligible to receive these multimedia centres. MTN has also distributing almost 500 000 school stationery kits to disadvantaged schools throughout South Africa through it's Freedom to Learn Campaign.

"The ceaseless execution of MTN Foundation's Schools Connectivity project is a clear demonstration of our commitment to play a part in the upliftment of previously disadvantaged communities in South Africa, and helping to develop long-term solutions to the distressing skills shortage faced by the country's growing IT industry," says Yvonne Muthien, group executive: corporate affairs, MTN Group. "We are also pleased to have the governments support on this project as it is testament of the nations commitment to educating the future generation."

Dr Meshack Khosa, general manager at MTN Foundation comments, "Government and our communities rely on private sector partners such as MTN to play a critical role in helping to meet the objectives of providing computing and connectivity resources to South African schools, particularly those in historically disadvantaged areas. The Schools Connectivity programme is just one of the many ways we are pledging to support this process of bridging the digital divide in our country and improving the quality of education in our schools".

Ends

Note to editors:

MTN Group Limited
Launched in 1994, the MTN Group celebrates ten years as a leading provider of cellular and communications services in Africa and is listed on the JSE Securities Exchange South Africa under the share code: "MTN". The Group encompasses MTN South Africa, MTN International and its Strategic Investments division, which hosts Orbicom, Airborn and MTN Network Solutions. As at end 31 December 2003, the MTN Group recorded almost nine million subscribers across the continent where it provides cellular, satellite and Internet access services to 14 African countries. The Group has invested in six GSM cellular networks in Africa, including South Africa, Swaziland, Rwanda, Uganda, Cameroon and Nigeria. For more information please visit www.mtngroup.com.

Issued by Dr Yvonne Muthien, Group Executive: Corporate Affairs, MTN Group

For further information:
Meshack Khoza, GM: MTN Foundation, MTN Group 083 212 7840
Palesa Mokoena, Kilimanjaro Communication Management Consultants 083 410 3677

###05/03/2004 - Mtn Group Limited - Dealing In Securities By Directors###

05/03/2004 - 20:23:29

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164
Dealing in Securities by Directors
In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Name of Director of subsidiary company	:	Z Bulbulia
Date of Transaction	:	4 March 2004
Sale Price (per share)	:	R32.46
Amount of Shares	:	20 000
Class of Security	:	Ordinary shares of 0.01 cent each
Nature of Transaction	:	Sale of shares arising from directors private shareholding
Nature of Interest	:	Beneficial

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange
South Africa Listings Requirements has been obtained.
5 March 2004
Sandton
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 05/03/2004 05:00:02 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###04/03/2004 - Mtn Group Limited - Dealing In Securities By Directors###

04/03/2004 - 20:42:46

MTN GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164
DEALING IN SECURITIES BY DIRECTORS
In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Name of Director	:RD Nisbet
Date of Transaction	:March 2004
Sale Price (per share)	:R32.16
Amount of Shares	:500 000
Class of Security	:Ordinary shares of 0.01 cents each
Nature of Transaction	:Sale of shares arising from director's private shareholding
Nature of Interest	:Beneficial

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange
South Africa Listings Requirements has been obtained.
4 March 2004
Sandton
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 04/03/2004 04:56:01 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###04/03/2004 - Mtn Group Limited - Dealing In Securities By Directors###

04/03/2004 - 20:42:46

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164
Dealing in Securities by Directors
In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Name of Director of subsidiary company	:	Y Muthien (Alternate Director: MTN Nigeria Communications Ltd)
Date of Transaction	:	3 March 2004
Issue Price (per share option)	:	R9.31
Amount of Share options exercised	:	81 520 (20%)
Class of Security once converted	:	Ordinary shares of 0.01 cents each
Nature of Transaction	:	Exercising of MTN Group Ltd Share Options under the MTN Group Ltd Share Incentive Trust
Sale Price	:	R32.1447
Nature of Interest	:	Beneficial

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange South Africa Listings Requirements has been obtained.
4 March 2004
Sandton
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 04/03/2004 04:55:02 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###26/02/2004 - Mtn Group Limited - Dealing In Securities By Directors###

26/02/2004 - 20:11:37

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164
Dealing in Securities by Directors
In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Name of Director on the board of subsidiary companies	:	CG Utton
Date of Transaction	:	25 February 2004
Sale Price (per share)	:	R29.376
Amount of Shares	:	48 348
Class of Security	:	Ordinary shares of 0.01 cents each
Nature of Transaction	:	Sale of shares arising from the conversion of 15 555 compulsorily convertible debentures in Mobile Telephone Networks Holdings (Pty) Ltd allocated to the individual through the MTN Staff Incentive Trust(Debenture Scheme).
Nature of Interest	:	Beneficial

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange
South Africa Listings Requirements has been obtained.
26 February 2004
Sandton
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 26/02/2004 11:21:49 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###23/02/2004 - Mtn Group Limited - Dealing In Securities By Directors###

23/02/2004 - 20:23:45

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164
Dealing in Securities by Directors
In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Name of Director	:	RS Dabengwa
Date of Transaction	:	23 February 2004
Sale Price (per share)	:	R 30.34
Amount of Shares	:	187 703
Class of Security	:	Ordinary shares of 0.01 cents each
Nature of Transaction	:	Sale of shares arising from the conversion of 60 390 compulsorily convertible debentures in Mobile Telephone Networks Holdings (Pty) Ltd allocated to the individual through the MTN Staff Incentive Trust (Debenture Scheme).
Nature of Interest	:	Beneficial

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange South Africa Listings Requirements has been obtained.
23 February 2004
Sandton
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 23/02/2004 05:00:02 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

5 February 2004

MTN Group recorded nearly 9 million subscribers at 31 December 2003

The MTN Group is pleased to announce that it increased its subscriber base by more than one million across all its operations during the three months ended 31 December 2003.

As at 31 December 2003, the MTN Group recorded 8 928 000 capable[1] subscribers on its networks. This is a 13% increase over the past quarter and a 33% increase since financial year-end 31 March 2003.

The Group's international operations continue to perform well and comprised approximately 32%, or 2 878 000, of the subscriber base. This is a 44% increase since 31 March 2003.

MTN's South African subscriber base strengthened considerably to surpass the six million mark despite a maturing market.

MTN South Africa increased its subscriber base by 28% since 31 March 2003 to record 6 050 000 subscribers. This consists of 1 187 000 post-paid subscribers and 4 863 000 pre-paid subscribers. Blended average revenue per user (ARPU) increased slightly to R208 per month for the nine months to 31 December 2003, from R207 for the six months to September 2003. Pre-paid ARPU of R106 and post-paid ARPU of R606 were recorded.

Subscribers as at 31 December 2003 compared to 30 September 2003 for all operations:

	31 December 2003	30 September 2003	% change since Sept 03
South Africa	**6 050 000**	**5 360 000**	**12.9%**
Pre-paid	4 863 000	4 255 000	14.3%
Postpaid	1 187 000	1 105 000	7.4%
International	**2 878 000**	**2 533 000**	**13.6%**
Cameroon	538 000	526 000	2.3%
Nigeria	1 650 000	1 381 000	19.5%
Rwanda	134 000	132 000	1.5%
Uganda	468 000	416 000	12.5%
Swaziland	88 000	78 000	12.8%
TOTAL	**8 928 000**	**7 893 000**	**13.1%**

ARPU per month for the period 1 April 2003 to 31 December 2003 compared to ARPU per month for period to 30 September 2003 for all operations:

	31 December 2003	30 September 2003
South Africa	**R 208**	**R 207**
Pre-paid	R 106	R 103
Post-paid	R 606	R 609
International		
Cameroon	US$ 24	US$ 22
Nigeria	US$ 53	US$ 55
Rwanda	US$ 22	US$ 24
Uganda	US$ 23	US$ 23
Swaziland	R 232	R 209

"As we enter our tenth year of operations we can look back with pride on our considerable progress to date. Steady growth in subscriber numbers continues to strengthen the Group's African stronghold and we remain well positioned to achieve our vision to be the leading provider of communications services on the continent," said MTN Group CEO, Phuthuma Nhleko.

Ends.

1. Subscriber numbers

[1]Capable subscriber refers to an MTN subscriber having made or received a call within three months.

Subscriber methodologies may differ for different cellular operators.

MTN Group Limited

Launched in 1994, the MTN Group celebrates ten years as a leading provider of cellular and communications services in Africa and is listed on the JSE Securities Exchange South Africa under the share code: "MTN". The Group encompasses MTN South Africa, MTN International and its Strategic Investments division which hosts Orbicom, Airborn and MTN Network Solutions. As at end 31 December 2003, the MTN Group recorded almost nine million subscribers across the continent where it provides cellular, satellite and Internet access services to 14 African countries. The Group has invested in six GSM cellular networks in Africa, including South Africa, Swaziland, Rwanda, Uganda, Cameroon and Nigeria. For more information please visit www.mtngroup.com.

Issued by Dr Yvonne Muthien, Group Executive: Corporate Affairs

For further information:
Portia Maurice, GM: Corporate Communications 083 212 7843
Sarah Chapman, Kilimanjaro Communication Management Consultants 083 200 3020

###05/02/2004 - Mtn Group Ltd - Mtn Group Release Of Subscriber Numbers For The Third###

05/02/2004 - 20:22:25

ENDED 31 DECEMBER 2003
MTN GROUP LIMITED
("MTN Group" or "the Group")
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
JSE Share code: MTN
ISIN: ZAE000042164

MTN GROUP RELEASE OF SUBSCRIBER NUMBERS FOR THE THIRD QUARTER ENDED 31 DECEMBER 2003

As of 31 December 2003, MTN Group recorded 8 928 000 subscribers on its networks operated in South Africa and other African countries. This is a 13% increase over the previous quarter and a 33% increase since financial year-end 31 March 2003. The Group's international operations comprised approximately 32%, or 2 878 000 of the subscriber base.

MTN South Africa surpassed the 6 million subscriber mark and increased its subscriber base by 28% since 31 March 2003 to 6 050 000 subscribers. This consists of 1 187 000 post-paid subscribers and 4 863 000 pre-paid subscribers.

Blended average revenue per user ("ARPU") increased slightly to R208 per month for the nine months to 31 December 2003, from R207 for the six months to September 2003. Pre-paid ARPU of R106 and post-paid ARPU of R606 were recorded.

MTN International increased its subscriber base by 44% since 31 March 2003 to 2 878 000 subscribers.

Subscribers as at 31 December 2003 compared to 30 September 2003 for all operations:

	31 December 2003	30 September 2003	% change since Sept 03
South Africa	6 050 000	5 360 000	12.9%
Pre-paid	4 863 000	4 255 000	14.3%
Postpaid	1 187 000	1 105 000	7.4%
International	2 878 000	2 533 000	13.6%
Cameroon	538 000	526 000	2.3%
Nigeria	1 650 000	1 381 000	19.5%
Rwanda	134 000	132 000	1.5%
Swaziland	88 000	78 000	12.8%
Uganda	468 000	416 000	12.5%
TOTAL	8 928 000	7 893 000	13.1%

ARPU per month for the period 1 April 2003 to 31 December 2003 compared to

ARPU
per month for period to 30 September 2003 for all operations:

	31 December 2003	30 September 2003
South Africa	R 208	R 207
Pre-paid	R 106	R 103
Post-paid	R 606	R 609
International		
Cameroon	US$ 24	US$ 22
Nigeria	US$ 53	US$ 55
Rwanda	US$ 22	US$ 24
Swaziland	R 232	R 209
Uganda	US$ 23	US$ 23

Johannesburg
5 February 2004
Sponsor:
Merrill Lynch South Africa
Date: 05/02/2004 02:25:05 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

MTN connects South Africans during the Y'ello festive season!

2 January 2004

MTN's network presents a promising start to 2004, reporting record festive season calls and SMS statistics, as the Group continues to successfully connect families and friends through voice and data. During December, traditionally one of the busiest periods for the cellular industry, more than 820 million calls were carried successfully on MTN's network.

More specifically on Christmas Day, 29 million successful calls were carried (a 47 percent increase from the previous year). The total number of SMS sent over Christmas and New Year from the MTN network was 24 million. The peak time on the network was around midnight on New Year's Eve, when almost 13 million calls (an 80% increase from the previous year) and 2.5 million SMS's were attempted. The busiest day was 19 December when MTN recorded the highest load on the network to date, more than 30 million successful calls.

To cope with the increase in network traffic, MTN introduced an innovative way of curtailing SMS traffic during the festive season, called the MTN ICE Box SMS pre-booking service. During the traditionally congested period, all MTN customers needed to do to utilise the service was pre-book their Christmas and New Year SMS, which MTN then sent on the relevant day. As an additional measure, MTN also increased the capacity of its core SMS infrastructure by about 30% in anticipation of call and SMS traffic over the festive season.

"Customer satisfaction is of paramount importance to MTN. We remain committed to offering our customers excellent value through products and services which enhance their lives," says Donovan Smith, general manager, consumer marketing, at MTN South Africa.

MTN prides itself on the quality of its network and is dedicated to offering its customers quick response times, quality advice and simple delivery systems. One of the largest national networks in the world, MTN's network quality and coverage is world class, where MTN South Africa's GSM network has over 4 000 sites covering 19 200 kilometres of road and 900 000 square kilometres of land.

MTN employs more than 1,000 customer service agents ensuring an ongoing assessment of our entire customer facing process, and has a formal structure in place for dealing with complaints. MTN's call centre in Gauteng receives and deals with an average of 700 calls every 30 minutes. In any emergency situation subscribers are automatically routed to the call centre in Kwa-Zulu Natal, resulting in an undisturbed service.

MTN Group Limited

Launched in 1994, the MTN Group (formerly M-Cell) is a leading provider of cellular and communications services in Africa and is listed on the JSE Securities Exchange South Africa under the share code: "MTN". The Group encompasses MTN South Africa, MTN International and its Strategic Investments division which hosts Orbicom, Airborn and MTN Network Solutions. As at end September 2003, the MTN Group had almost eight million subscribers across the continent where it provides cellular, satellite and Internet access services to 14 African countries. The Group has invested in six GSM cellular networks in Africa, including South Africa, Swaziland, Rwanda, Uganda, Cameroon and Nigeria. For more information please visit www.mtngroup.com.

For further information, please contact:

Donovan Smith, General Manager, Consumer, MTN SA 083 212 6504

Palesa Mokoena, Kilimanjaro Communication 083 410 3677

###01/12/2003 - Mtn Group Limited - Group Reviewed Interim Results For The Half Year E###
01/12/2003 - 22:59:46
SEPTEMBER 2003 AND CAUTIONARY ANNOUNCEMENT

MTN GROUP LIMITED
Registration number:1994/009584/06
ISIN code: ZAE 000042164
Share code: MTN

Group reviewed interim results for the half year ended 30 September 2003 and cautionary announcement

Revenue up by 30%
EBITDA up by 61%
Adjusted headline earnings per share up by 102%
Total number of subscribers increased by 39%

Review of results

MTN Group Limited ("MTN Group") posted a strong performance for the first half of the 2004 financial year. Consolidated revenue rose to R11272 million, a 30% increase over the comparable period last year. Earnings before Interest, Tax, Depreciation and Amortisation ("EBITDA") increased by 61% to R4334 million, resulting in Profit after Taxation ("PAT") of R2133 million, a 168% increase over the same period last year. The Group produced interim headline Earnings Per Share ("EPS") of 127,1 cents (September 2002:60,9 cents), adjusted to 123,3 cents due to the exclusion of deferred tax credit of R63 million raised by MTN Nigeria. This compares to adjusted headline earnings of 60,9 cents to September 2002, and 142,8 cents for the year to March 2003. 7,9 million capable subscribers were recorded in the Group's managed operations, up 39% since September 2002.

While the South African operations showed satisfactory revenue growth of 26% to R7105 million, the Group's international operations increased revenue by 39% from R2969 million to R4117 million, despite the impact of the strong Rand on consolidation of their results. The international operations contributed 37% to Group revenue during the review period. The overall EBITDA margin for the Group increased to 38,4%, from 30,9% for the comparable half year. Both MTN Nigeria and MTN Uganda recorded EBITDA margins of over 50% for the period, whilst the other international operations achieved EBITDA margins of well over 40%. MTN South Africa's EBITDA margin showed improvement to 28,5% from 26,4% for the 6 month period to March 2003. This was primarily due to operational cost containment in South Africa, coupled with higher overall cost to revenue efficiencies.

Net finance costs for the Group declined by 3% to R271 million against the comparable half year. This resulted from lower debt levels due to strong operating cash-flow generation and slower than anticipated network expansion in

MTN Nigeria. Foreign exchange losses were also lower than expected, given the relative strength of the Rand. The unrealised losses incurred on the international sinking fund policy taken out as an indirect US dollar hedge increased by R43 million during the half year. The Group has achieved a comfortable level of EBITDA-to-net interest cover of 16 times.
The Group's effective tax rate, excluding goodwill amortisation charges, remains
low at 18,8%, primarily due to MTN Nigeria being tax exempt for a period of five
years as a result of its pioneer status, coupled with its deferred tax credit. Consolidated PAT increased to R2133 million from R796 million, representing 18,9% of revenue, compared with 9,2% in the previous half year. Attributable earnings for the Group increased by 157% to R1 813million.
Adjusted headline EPS increased by 102% to 123,3 cents. South African wireless operations contributed 57,0 cents per share, a 25% increase compared to the same
period last year. International operations performed above expectations, contributing 66,5 cents per share.
The Group's total assets have increased by 2,7% to R28925 million since 31 March
2003. Long-term liabilities reduced to R2610 million from R3235 million, while short-term borrowings of R1649 million were recorded. These short-term borrowings include the Naira equivalent of US$170 million relating to a facility
within MTN Nigeria, which has subsequently been repaid on 21 November 2003 from
draw-downs against a limited recourse, medium-term project finance facility of US$345 million (with an additional US$50 million stand-by facility provided by the International Finance Corporation ("IFC")).
As at 30 September 2003, the Group had cash on hand of R2755 million as well as
securitised cash deposits of R776 million against Letters of Credit in Nigeria.
Taking both cash balances into account, net debt for the Group has further reduced to R728 million at 30 September 2003, from R2707 million at 31 March 2003. Consequently, the debt/equity ratio for the Group (excluding goodwill) decreased to 8% from 35% at 31 March 2003. The Group's net unhedged US$ debt position has declined to an acceptable US$50 million as compared to US$157 million at 31 March 2003.
MTN Nigeria accounted for 65% of the Group's total capital expenditure for the period. It is expected that total capital expenditures for the full year will be
lower than the capital commitments of R6,6 billion disclosed at 31 March 2003. This is partly due to the stronger Rand as well as a slower than anticipated pace of network roll-out in Nigeria.
The Group's international growth strategy continues to gain momentum and consequently, our results are continuously affected by exchange rate fluctuations. During the review period, the Rand appreciated by 12% against

the
US$ and by between 7% and 15% against the functional currencies of the Group's major international operations. On translation into Rand, this had the effect of
reducing the assets and liabilities of international operations reflected in the
consolidated balance sheet, as well as their revenues and earnings. Foreign currency translation reserves were reduced by R436 million during the period.
Operational review
MTN SOUTH AFRICA
MTN South Africa ("MTN SA") demonstrated that the South African market remains buoyant, with an increased level of net connections
relative to the same period in the previous year. This was aided by the launch of new products into the market such as MTN Mychoice Top-up, a world first low-
end hybrid prepaid/contract product, coupled with attractive connection incentives. A total capable subscriber base of 5 360 000 was recorded, with net
connections for the six months of 130 000 for post-paid and 507 000 for pre-paid.This represents an increase in the subscriber base of 13% since 31 March 2003.
Blended Average Revenue Per User per month ("ARPU") of R207 was achieved for the
six-month period, marginally up on the full year figure to March 2003 of R206. Both post-paid and pre-paid subscriber ARPU edged upwards from R607 and R101 at
March 2003 to R609 and R103 for the six-month period. Data services, including SMS, contributed 4,0% of total revenue.
MTN INTERNATIONAL
MTN Nigeria experienced strong demand for its services, requiring a controlled sign-up of new subscribers to match the available
network capacity, while accelerated network roll-out continued. By 30 November 2003, the number of base stations had increased to 652
from 378 at 31 March 2003, while the number of operational switches had also increased to 14. Whilst capital expenditure has been lower than anticipated for
the period, it is expected that the entire capital expenditure budget will be fully committed by year-end. Over the
half-year, the subscriber base increased by 33% to 1 381 000, recording ARPU of
US$55.Taking market conditions into consideration, MTN Nigeria announced the introduction of a new tariff plan, as well as the provision of a per-second billing option, to be effective from 1 December 2003. It is envisaged that some
of the negative impact of such tariff reductions will be off-set by increased utilization.
MTN Cameroon continues to perform satisfactorily indicating a sustainable turnaround of this operation which has maintained market

leadership in a highly competitive environment. A total of 526 000 subscribers was recorded as at 30 September 2003, representing a 22% increase since 31 March 2003 with ARPU stabilizing at US$22. Agreement has been reached regarding recovery of outstanding interconnect debtors in both MTN Nigeria and MTN Cameroon.

MTN Uganda, MTN Rwanda and MTN Swaziland all show signs of a slow down and the beginnings of a more mature phase in their respective life-cycles. MTN Uganda has experienced a decline in ARPU from US$28 to US$23 as a result of currency devaluation during the first quarter of 2003, as well as the general dilution of its subscriber base as it rolls out into the rural parts of the country bringing on new subscribers with a lower average usage. Subscriber numbers of 416 000, 132 000 and 78 000 were recorded for the three operations respectively.

STRATEGIC INVESTMENTS

Strategic Investments continues to explore synergistic opportunities adjacent to the core mobile business. Lower revenues were recorded during this period against the comparable half year, primarily due to the appreciation of the Rand against the foreign currencies in which much of Orbicom's revenue is denominated.

Prospects

Assuming current market conditions prevail, the Board is confident that the South African operation will continue its strong free cash flow generation while international operations are expected to maintain positive subscriber growth, underpinned by significant ongoing capital investment in network roll-out, particularly in MTN Nigeria. The Group now derives an increasing proportion of earnings from outside South Africa and, as a result, is becoming more susceptible to foreign exchange rate movements. In line with our vision of being the leading communications provider on the continent, the Group continues to explore value-enhancing investment opportunities.

Dividend

Although the Group generated significant free cash over the period, the majority of these cash resources have been re-invested into the international expansion programme, as well as into the reduction of borrowings.

Accordingly, no interim dividend is proposed. The Board regularly reviews the Group's dividend policy, taking cognizance of potential expansion opportunities with a view to optimising returns to shareholders.

Post balance sheet events

Subsequent to 30 September 2003, the Group disposed of 3,0% of its investment in MTN Nigeria to the IFC and approximately 2,3% to its local Nigerian partners

subject to certain terms and conditions, at a total value of US$28 million. Its effective interest in MTN Nigeria has reduced to 74,2% as a result.
Subsequent to year-end, the Group acquired an additional 9% of the equity of MTN Rwanda.

Cautionary announcement

Shareholders are advised that the Company has entered into negotiations which, if successfully concluded, may have an effect on the price of the Company's securities. Accordingly, shareholders are advised to exercise caution when dealing in the Company's securities until a further announcement is made.

For and on behalf of the Board

M C Ramaphosa (Non-executive Chairman)

P F Nhleko (Group Chief Executive Officer)

Sandton

1 December 2003

Certain statements in this announcement that are neither reported financial results nor other historical information are forward-looking statements, relating to matters such as future earnings, savings, synergies, events, trends, plans or objectives.

Undue reliance should not be placed on such statements because they are inherently subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results).

Unfortunately the Company cannot undertake to publicly update or revise any of these forward-looking statements, whether to reflect new information of future events or circumstances or otherwise.

OPERATIONAL DATA

	Six months ended 30 Sept 2003	Six months ended 30 Sept 2002	% change	Year ended 31 March 2003
South Africa				
Subscribers	5 360 000	4 284 000	25	4 723 000
ARPU (Rand)	207	210	(1)	206
Swaziland				
Subscribers	78 000	63 000	24	68 000
ARPU (Rand)	209	210	-	206
Cameroon				
Subscribers	526 000	316 000	66	431 000
ARPU (US$)	22	21	5	21
Nigeria				
Subscribers	1 381 000	609 000	127	1 037 000
ARPU (US$)	55	60	(8)	57

Rwanda				
Subscribers	132 000	90 000	47	105 000
ARPU (US$)	23	28	(18)	27
Uganda				
Subscribers	416 000	298 000	40	363 000
ARPU (US$)	23	34	(32)	28

CONSOLIDATED INCOME STATEMENT

	Six months ended 30 Sept 2003 Reviewed Rm	Six months ended 30 Sept 2002 Reviewed Rm	% change	Year ended 31 March 2003 Audited Rm
Revenue	11 272	8 684	30	19 405
Cost of sales	(4 730)	(3 595)		(8 321)
Gross profit	6 542	5 089	29	11 084
Operating expenses - net of sundry income	(2 208)	(2 402)		(4 867)
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	4 334	2 687	61	6 217
Depreciation	(977)	(767)		(1 651)
Amortisation	(92)	(138)		(233)
Profit from operations before goodwill amortisation	3 265	1 782	83	4 333
Goodwill amortisation	(299)	(298)		(596)
Profit from operations	2 966	1 484	100	3 737
Finance income	99	73		124
Finance costs	(370)	(352)		(957)
Share of profits of associates	2	1		1
Profit before taxation	2 697	1 206	124	2 905
Taxation	(564)	(410)		(687)
Profit after taxation (PAT)	2 133	796	168	2 218
Minority interest	(320)	(91)		(289)
Attributable earnings	1 813	705	157	1 929
HEADLINE EARNINGS CALCULATION				
Attributable earnings	1 813	705	157	1 929
Exclude: non-headline earnings items				
Goodwill amortisation	299	298		596
Gain on disposal of 20% shareholding in MTN Cameroon		(91)		(91)
Provision (released)/created against loan arising on				

disposal of MTN Cameroon				
to reflect net asset value	(10)	91		49
Basic headline earnings	2 102	1 003	110	2 483
Less: adjustment				
Reversal of deferred tax				
credit (see note 9)	(63)	-		(128)
Adjusted headline earnings	2 039	1 003	103	2 355
HEADLINE EARNINGS PER ORDINARY SHARE CALCULATION				
Attributable earnings per share (cents)	109,6	42,8	156	117,0
Effect of goodwill amortisation	18,1	18,1		36,1
Net effect of disposal of stake in MTN Cameroon	(0,6)	-		(2,5)
Basic headline earnings per share (cents)	127,1	60,9	109	150,6
Effect of reversal of deferred tax credit (see note 9)	(3,8)	-		(7,8)
Adjusted headline earnings per share (cents)	123,3	60,9	102	142,8
Contribution to adjusted headline earnings per ordinary share (cents)				
Wireless telecommunications (MTN)	123,5	61,6	100	144,6
- South Africa	57,0	45,6	25	90,2
- Rest of Africa	66,5	16,0	316	54,4
Satellite communications (Orbicom)	(0,2)	(0,7)		(1,8)
Adjusted headline earnings per share (cents)	123,3	60,9	102	142,8
Number of ordinary shares in issue:				
- Weighted average (000)	1 654 341	1 646 566		1 648 530
- At period end (000)	1 656 452	1 651 292		1 652 057

SUMMARISED CONSOLIDATED BALANCE SHEET

	Six months ended 30 Sept 2003 Reviewed Rm	Six months ended 30 Sept 2002 Reviewed Rm	Year ended 31 March 2003 Audited Rm
ASSETS			
Non-current assets	22 152	23 359	22 842
Property, plant and equipment	9 331	9 045	9 374

Goodwill	10 033	10 599	10 298
Intangible assets	1 941	3 193	2 263
Investments and loans	618	449	734
Deferred taxation	229	29	173
Non-current prepaid tax	-	44	-
Current assets	6 773	5 660	5 314
Bank balances, deposits, cash and amounts receivable on demand	2 755	1 529	1 542
Securitised cash deposits*	776	1 248	586
Other current assets	3 242	2 883	3 186
Total assets	28 925	29 019	28 156
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' interest	18 481	16 458	17 063
Minority interests	1 086	941	882
	19 567	17 399	17 945
Non-current liabilities	3 402	2 778	4 042
Long-term liabilities	2 610	1 822	3 235
Deferred taxation	792	956	807
Current liabilities	5 956	8 842	6 169
Non-interest bearing liabilities	4 307	4 207	4 569
Short-term borrowings	1 408	4 379	1 394
Call borrowings	241	256	206
Total equity and liabilities	28 925	29 019	28 156
Net asset value per ordinary share (rand)			
- Book value	11,16	9,97	10,33
Net debt/equity	4%	21%	15%
Net debt/equity (excluding goodwill)	8%	54%	35%

* These amounts are placed on deposit with banks in Nigeria to secure letters of
credit.

SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 Sept 2003 Reviewed Rm	Six months ended 30 Sept 2002 Reviewed Rm	Year ended 31 March 2003 Audited Rm
Net cash generated by operations	4 064	2 892	6 735
Net finance cost	(232)	(279)	(721)
Taxation paid	(558)	(426)	(684)
Cash inflows from operating activities	3 274	2 187	5 330
Cash outflows from investing activities	(1 435)	(1 859)	(4 333)
	1 839	328	997

Cash (out)/inflows from financing activities	(177)	974	187
Net movement in cash and cash equivalents	1 662	1 302	1 184
Cash and cash equivalents at beginning of period	1 922	1 230	1 230
Foreign entities translation adjustment	(294)	(11)	(492)
Cash and cash equivalents at end of period	3 290	2 521	1 922

SUMMARISED GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Six months ended 30 Sept 2003 Reviewed Rm	Six months ended 30 Sept 2002 Reviewed Rm	Year ended 31 March 2003 Audited Rm
Balance at beginning of period	17 063	15 916	15 916
Effect of adoption of AC133	(15)	-	-
Restated opening balance at beginning of period	17 048	15 916	15 916
Net profit attributable to ordinary shareholders	1 813	705	1 929
Share capital issued at a premium less share issue expenses	56	138	148
Exchange differences arising on translation of foreign entities	(436)	(301)	(930)
Balance at end of period	18 481	16 458	17 063

SEGMENTAL ANALYSIS

	Six months ended 30 Sept 2003 Reviewed Rm	Six months ended 30 Sept 2002 Reviewed Rm	Year ended 31 March 2003 Audited Rm
REVENUE			
Wireless telecommunications (MTN)			
- South Africa	7 105	5 647	12 298
- Rest of Africa	4 117	2 969	6 972
	11 222	8 616	19 270
Satellite communications (Orbicom)	50	68	135
	11 272	8 684	19 405
EBITDA			
Wireless telecommunications (MTN)			
- South Africa	2 027	1 635	3 389
- Rest of Africa	2 308	1 056	2 842
	4 335	2 691	6 231

Satellite communications			
(Orbicom)	(1)	(4)	(14)
	4 334	2 687	6 217
PAT			
Wireless telecommunications (MTN)			
- South Africa	941	749	1 485
- Rest of Africa	1 492	354	1 355
	2 433	1 103	2 840
Satellite communications			
(Orbicom)	(3)	(11)	(29)
Corporate head office (goodwill)	(297)	(296)	(593)
	2 133	796	2 218

NOTES

1. Accounting policies and basis of preparation

This condensed consolidated interim financial information has been prepared in accordance with South African Statements of Generally Accepted Accounting Practice (GAAP) and Schedule 4 of the South African Companies Act (Act No 61 of 1973) as amended. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2003, except for the adoption of the accounting statement on recognition and measurement of financial instruments (AC133).

All significant international subsidiaries are incorporated in the condensed consolidated interim financial information as foreign entities, using the ruling exchange rate at half year-end for translation of assets and liabilities and the weighted average exchange rate during the period for translation of income, expenditure and cash flows. Exchange differences arising on consolidation are taken directly to a foreign currency translation reserve.

2. Headline earnings per ordinary share

The calculations of basic and adjusted headline earnings per ordinary share are based on basic headline earnings of R2102 million (2002: R1 003 million) and adjusted headline earnings of R2039 million (2002: R1003 million) respectively, and a weighted average of 1654341082 (2002: 1646566391) ordinary shares in issue. No fully diluted earnings per ordinary share, in respect of debentures and options convertible into ordinary shares, have been disclosed as the potential dilution is not considered to be material.

3. Independent review by the auditors

This condensed consolidated interim financial information has been reviewed by our joint auditors PricewaterhouseCoopers Inc. and SizweNtsaluba vsp Inc., who have performed their review in accordance with the Statement of South African Auditing Standards applicable to review engagements.

A copy of their unqualified review report is available for inspection at the

registered office of the Company.

4. Listing requirements

This interim announcement has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.

	Six months ended 30 Sept 2003 Reviewed Rm	Six months ended 30 Sept 2002 Reviewed Rm	Year ended 31 March 2003 Audited Rm
5. Capital expenditure incurred	1 466	1 834	4 235
6. Commitments and contingent liabilities			
Operating leases	554	782	1 515
Contingent liabilities	48	95	52
7. Commitments for capital expenditure			
- Contracted for	2 351	1 791	1 144
- Authorised but not contracted for	2 660	2 614	5 467
8. Cash and cash equivalents			
Bank balances, deposits and cash	2 755	1 529	1 542
Securitised cash deposits	776	1 248	586
Call borrowings	(241)	(256)	(206)
	3 290	2 521	1 922

9. Recognition of deferred tax asset

The Group's subsidiary in Nigeria has been granted a five-year tax holiday under "pioneer status" legislation. Capital allowances arising during this period may be carried forward and claimed as deductions against taxable income from the sixth year of operations onwards. A deferred tax credit relating to these deductible temporary differences has been recognised in the results to 30 September 2003 in terms of the requirements of South African Statement of Generally Accepted Accounting Practice AC102 - Income Taxes, which requires a deferred tax asset to be recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised.

As previously disclosed, although the Group has complied with the requirement of AC 102 in this regard, the Board of Directors has reservations about the appropriateness of this treatment in view of the fact that no cognizance may be taken in determining the value of such deferred tax assets for uncertainties arising out of the effects of the time value of money or future foreign exchange movements.

The Board therefore resolved to report adjusted headline earnings (negating the
effect of the deferred tax credit of R63 million) in addition to basic headline
earnings, to more fully reflect the Group's results for the period.

10. Post-balance sheet events

MTN International (Mauritius) Limited has disposed of approximately 5,3% of MTN
Nigeria for an amount of US$28 million.

A medium-term limited recourse financing facility of US$345 million (with an additional US$50million standby facility) was concluded on 4 November 2003, and
from the first draw-downs made on 21 November 2003, MTN Nigeria's short-term commercial paper facility of US$170 million has been repaid.

The Group acquired an additional 9% of the equity of MTN Rwanda.

Directorate: M C Ramaphosa (Chairman), P F Nhleko* (CEO), D D B Band, S L Botha*, I Charnley*, Z N A Cindi, R S Dabengwa*, P L Heinamann, S N Mabaso, R D
Nisbet*, A F van Biljon, L C Webb (alternate) *Executive

Company Secretary: M M R Mackintosh 3 Alice Lane, Sandown Extension 38, Sandton, 2196 Private Bag 9955, Sandton, 2146

Registered office: 3 Alice Lane, Sandown Extension 38, Sandton, 2196

American Depository Receipt (ADR) programme: Cusip No. 55271U109 ADR to ordinary
share 1:1

Depository: The Bank of New York, 101 Barclay Street New York NY 10286, USA

Office of the South African Registrars: Computershare Limited (Registration number: 1958/003546/06) 70 Marshall Street, Johannesburg, 2001 PO Box 61051, Marshalltown, 2107

Joint auditors: PricewaterhouseCoopers Inc., 2 Eglin Road, Sunninghill, 2157 Private Bag X36, Sunninghill, 2157 and SizweNtsaluba vsp Inc., 1 Woodmead Drive, Woodmead Estate, PO Box 2939, Saxonwold, 2132

E-mail: investor_relations@mtn.co.za

These results can be viewed on the Group's website at http://www.mtngroup.com

Sponsor

Merrill Lynch South Africa (Pty) Limited

Date: 01/12/2003 05:10:13 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###29/09/2003 - Mtn Group Combined Trading Statement And Cautionary Announcement###

29/09/2003 - 21:32:58

MTN Group Limited
("MTN Group" or "the Company")
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164
MTN GROUP COMBINED TRADING STATEMENT AND CAUTIONARY ANNOUNCEMENT
Section 3.4 (b) (Trading Statements) of the JSE Securities Exchange South Africa
("JSE") Listings Requirements ("the Listings Requirements"), requires listed companies to publish a trading statement as soon as they become aware that the financial results for the period to be next reported upon will be materially different from one or more of the following:
(1) the financial results for the previous corresponding period;
(2) forecast projections and indications previously provided to the market in relation to such period; and
(3) shareholders expectations of the financial results for such period arising from guidance previously provided by the issuer, trend analysis expectations, consensus analysts' forecasts which the issuer is satisfied were materially accurate, where available, or a combination of all of the above.
In terms of the Listings Requirements, "materially" in this context has been defined as an increase or decrease of between 10% and 30%, while changes below 10% are defined as "significant" and changes above 30% are defined as "substantial".
The Company accordingly advises that it expects the adjusted1 headline earnings
per share (the "Adjusted Headline EPS") for the 6 month period ending 30 September 2003 to be substantially above the headline earnings per share for the
prior 6 month period to 30 September 2002.
In addition, a mean analysts' consensus headline earnings per share forecast for
the Company's headline earnings per share for the year to March 2004 appears on
Bloomberg. Such consensus forecast is for the full financial year and no indication of the expected interim or half year headline earnings per share is given. However, a consensus forecast for the 6 month period ending 30 September
2003 can be derived by taking 50% of the full year mean consensus forecast of headline earnings per share ("the Derived Interim Consensus Forecast").
The full year mean consensus forecast of headline earnings per share to March 2004 for the MTN Group published on 25 September 2003 was 203,4 cents. The Derived Interim Consensus Forecast earnings per share for the 6 months to 30

September 2003 is therefore 101,7 cents. It is assumed that this Derived Interim Consensus Forecast of headline earnings per share equates to the Company's Adjusted1 Headline EPS prior to taking into account the raising of the deferred tax asset related to the Company's Nigerian operations which is set-out in more detail in the footnote below. The Company expects the interim Adjusted1 Headline EPS for the 6 month period ending 30 September 2003 to be materially above the Derived Interim Consensus Forecast per share.

It is stressed that, although the Derived Interim Consensus Forecast was calculated by taking 50% of the full year analysts' mean consensus headline earnings per share forecast published on Bloomberg, no reliance of any nature whatsoever should be placed on the premise that such percentage will in fact prevail for the current financial year or any other future period. The reason for this is that various once off earnings streams have occurred in the 6 month period to 30 September 2003 which may not recur in the second half of the year.

In addition, MTN Group's earnings could be negatively or positively affected amongst others by pricing changes that could occur in the various countries in which the MTN Group operates due to potential changes in the competitive environment, or by volatility in exchange rates.

The information provided in this announcement does not contain and should not be construed as containing any forward looking statements or projections of any nature whatsoever for periods after 30 September 2003.

Cautionary Announcement

This trading statement has not been reviewed or reported on by the Company's auditors. Shareholders are therefore advised to exercise caution when dealing in the Company's securities until publication of the Company's interim results on or about 2 December 2003. As result of this cautionary announcement, the Company has now entered a closed period that will end on publication of the Company's interim results.

1 In the year to March 2003, a deferred tax asset was raised resulting in headline earnings being increased by R 128 million. This deferred tax asset was raised in accordance with South African Statements of Generally Accepted Accounting Practice AC102 as a result of deductible temporary differences arising within MTN Nigeria Communications Limited ("MTN Nigeria") which became profitable during the financial year to 31 March 2003. The Board of the Company considers that full recognition of deferred tax assets undermines fair presentation of the financial results because the actual economic benefit to be derived from the asset is not certain as it will only be realized once MTN

Nigeria emerges from the 5 year tax holiday granted to it under Pioneer Status legislation. For this reason, the MTN Group focuses on the adjusted headline earnings figure which negates the effect of raising the deferred tax asset. A full explanation of this is included in the MTN Group's annual financial statements for the financial year to March 2003 under the Group Finance Director's Report under paragraph 3.3.

Johanesburg
29 September 2003
Sponsor
Merrill Lynch South Africa
Date: 29/09/2003 08:30:04 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

MTN media statement

MTN: Sustainable development is key to growth and long-term success
4 September 2003

The MTN Group will release the first comprehensive report on its sustainable development performance alongside its business report on Monday, September 8.

The report is guided by the King II Code on Corporate Governance, which recommends that companies report at least annually and separately on the nature and extent of their economic, social and environmental performance.

In line with this recommendation and the criteria contained in the Global Reporting Initiative's Sustainability Reporting Guidelines, the MTN Group has included the sustainability report in its 2003 Annual Report offering.

The Group's 2003 Annual Report therefore has two volumes – the business report, which demonstrates the Group's commitment to full transparency in its financial and operational reporting, and the sustainability report, which provides a review of MTN's performance against an agreed set of economic, social and environmental performance criteria.

This makes the Group one of the pioneering local companies and the first in the local telecommunications industry to adopt this kind of transparency in reporting the way it conducts its business.

"This report marks the first time that we have included detailed quantitative data on the Group's sustainability performance in our annual report. A key feature of the report is the process of dialogue that was entered into with different stakeholder groups across the range of MTN's activities, throughout all the regions in which we operate," says Yvonne Muthien, group executive: corporate affairs, MTN Group.

Produced in association with independent consultants, KPMG and Common Ground Consulting, the report highlights the company's commitment to sustainable development practices. It looks at the performance of MTN's individual operations and addresses country-specific concerns and the challenges that lie ahead. In addition, the report also addresses issues such as economic empowerment, employment equity, corporate social investment, environmental management and HIV/AIDS.

MTN recognises that the stakeholder dialogue process is important to highlight those areas where the Group is making an active and positive contribution. It also became apparent that there were some areas that required an improvement in the measuring and monitoring of the Group's activities.

"As a good corporate citizen MTN aims to bring its business endeavours in line with global practice as it continues to invest and to provide quality communication services throughout the continent," says Muthien.

"Our experience and what the report highlights is that, in approaching sustainable development, business models of one country cannot simply be replicated in another. Social and environmental issues need to be addressed to ensure local solutions, grounded in global principles, are achieved," she says.

Through the provision of its telecommunications services, MTN has transformed the lives of more than seven million people who subscribe to its services in Africa. Its services have created economic and social empowerment and opened up access to the global village, creating new opportunities on a continent that would benefit greatly from bridging the digital divide. Since its inception in 1994 MTN's journey into Africa has seen the company become one of the main contributors towards the African renaissance.

"If we are to be true to our commitment to Africa, we need to invest in a manner that takes into account the expectations of stakeholders and contributes appropriately to the social, economic and environmental sustainability of the communities we serve. I believe this sustainability report takes us a step closer to responding to those expectations," concludes Phuthuma Nhleko, MTN Group chief executive officer.

The report will be available electronically on www.mtngroup.com.

Ends

Note to editors:

Launched in 1994, the MTN Group (formerly M-Cell) is a leading provider of cellular and communications services in Africa and is listed on the JSE Securities Exchange South Africa under the share code: "MTN". The Group encompasses MTN South Africa, MTN International and its Strategic Investments division which hosts Orbicom, Airborn and MTN Network Solutions. The MTN Group has more than seven million subscribers across the continent where it provides cellular, satellite and Internet access services to 14 African countries. The Group has invested in six GSM cellular networks in Africa, including South Africa, Swaziland, Rwanda, Uganda, Cameroon and Nigeria. For more information please visit www.mtngroup.com.

Issued by Dr Yvonne Muthien, Group Executive: Corporate Affairs

For further information:
Portia Maurice, GM: Corporate Communication 083 212 7843
Sarah Chapman, Kilimanjaro Communication Management Consultants 083 200 3020

MTN media statement

New CEO appointed to lead MTN Uganda

2 September 2003

The MTN Group has announced the appointment of a new CEO for MTN Uganda.

Mr Noel Meier takes over from Mr Tom Bragaw from 1st September 2003. Bragaw led the Ugandan team through the highly successful implementation phase to where the business is today.

Meier started his career with the South African Department of Posts & Telecommunications where he gained a wealth of experience in the telecommunications industry. In 1995, soon after the launch of mobile services in South Africa, he moved from Telkom SA to MTN as regional general manager, responsible for operations in KwaZulu-Natal and the Eastern Cape.

In 1998, Meier was requested to head up the implementation teams tasked with the establishment of MTN's GSM operations in Rwanda and Uganda. Acting as CEO for both operations, he successfully initiated the start up.

In 1999 Meier was appointed CEO of MTN Swaziland during which time MTN Swaziland enjoyed considerable growth. Today, MTN Swaziland reaches over 80% of the population and is ranked as one of the top most mobile penetrated countries in Africa.

Campbell Utton, Chairman of MTN Uganda, says, "Noel Meier's achievements and extensive knowledge gained to date, is invaluable to the Group. I have no doubt that he will continue to add value to the Group's Ugandan operations."

Ends

Note to editors:

Launched in 1994, the MTN Group (formerly M-Cell) is a leading provider of cellular and communications services in Africa and is listed on the JSE Securities Exchange South Africa under the share code: "MTN". The Group encompasses MTN South Africa, MTN International and its Strategic Investments division which hosts Orbicom, Airborn and MTN Network Solutions. The MTN Group has more than seven million subscribers across the continent where it provides cellular, satellite and Internet access services to 14 African countries. The Group has invested in six GSM cellular networks in Africa, including South Africa, Swaziland, Rwanda, Uganda, Cameroon and Nigeria. For more information please visit www.mtngroup.com.

Issued by Dr Yvonne Muthien, Group Executive: Corporate Affairs

For further information:
Portia Maurice, GM: Corporate Communication 083 212 7843
Sarah Chapman, Kilimanjaro Communication Management Consultants 083 200 3020

RECEIVED

2004 NOV -9 A 9:17

CORPORATE FINANCE

MTN's Ugandan operation exceeds 400,000 subscriber mark
28 August 2003

The MTN Group is pleased to report that its Ugandan subsidiary, MTN Uganda, has exceeded the 400,000 subscriber mark, a 10.2% increase since 30 June 2003.

Despite a competitive telecommunications environment, MTN Uganda has managed to retain its leading position in the Ugandan telecommunications market where it holds 64% total market share (both its fixed and mobile services).

MTN has demonstrated that innovative solutions can drive economic development in under serviced areas. The Group has pioneered many innovations in the cellular and technological industries including the erection of the first solar-powered payphone on Lake Victoria in Uganda, providing local fisherman with access to a telephone, for business or personal use. MTN has also installed over 2,400 community payphones in Uganda over a period of five years, demonstrating its ability to operate both fixed and mobile services.

Since its launch in October 1998, MTN has significantly increased teledensity in Uganda to 2% (from 0.2%). In addition, MTN was recognized as a leading corporate brand in Uganda in less than three years, and is today ranked the most favourable brand with 95% brand awareness.

"MTN Uganda's subscriber base continues to strengthen, putting communication in reach of the majority of the population. Our initial capital investment of US$40 million has increased to US$175 million as we continue to expand our coverage throughout the country and improve telecommunications access for Ugandans", says Yvonne Muthien, group executive: corporate affairs, MTN Group.

MTN's commitment to investing in Uganda is additionally reflected in its corporate social investment programme. MTN invests in a variety of different projects to improve the quality of life in the communities in which it operates, including investing in housing and school projects, contributions to initiatives on HIV/AIDS, promoting rural development and job creation, sponsoring sporting activities, and investing in technical training.

The MTN Group's other international operations on the continent (in Rwanda, Cameroon, Nigeria and Swaziland) continue to perform well driven by a steady increase in subscriber numbers.

As of 30 June 2003, MTN Group recorded 2 238 000 subscribers on its networks operated outside of South Africa. This is an 11.7% increase since financial year-end 31 March 2003. The Group's international operations comprise approximately 31% of the total subscriber base which, including its South African operation, stands at more than seven million subscribers.

"Steady growth in subscriber numbers in all our operations continues to strengthen the Group's leadership on the continent. The Group remains well positioned to continue to spread its services into Africa through the roll out of value-enhancing services across the continent", concluded Muthien.

Ends.

Note to editors:

Launched in 1994, the MTN Group (formerly M-Cell) is a leading provider of cellular and communications services in Africa and is listed on the JSE Securities Exchange South Africa under the share code: "MTN". The Group encompasses MTN South Africa, MTN International and its Strategic Investments division which hosts Orbicom, Airborn and MTN Network Solutions. The MTN Group has more than seven million subscribers across the continent where it provides cellular, satellite and Internet access services to 14 African countries. The Group has invested in six GSM cellular networks in Africa, including South Africa, Swaziland, Rwanda, Uganda, Cameroon and Nigeria. For more information please visit www.mtngroup.com.

Issued by Dr Yvonne Muthien, Group Executive: Corporate Affairs

For further information:
Portia Maurice, GM: Corporate Communications 083 212 7843
Sarah Chapman, Kilimanjaro Communication Management Consultants 083 200 3020

MTN media statement

MTN trading update – MTN Group surpasses 7 million subscriber mark

6 August 2003

The MTN Group has released pleasing trading figures for the period 1 April 2003 to 30 June 2003 in its quarterly trading update.

MTN's South African subscriber base continues to strengthen despite a maturing market and the Group's international operations continue to perform well driven by a steady increase in subscriber numbers.

As of 30 June 2003, MTN Group recorded 7 205 000 subscribers on its networks operated in South Africa and other African countries. This is a 41.9% increase year-on-year and a 7.1% increase since financial year-end 31 March 2003. The Group's international operations comprised approximately 31%, or 2 238 000 of the subscriber base.

MTN South Africa increased its subscriber base by 5.2% since 31 March 2003 to 4 967 000 subscribers. This consists of 1 020 000 post-paid subscribers and 3 947 000 pre-paid subscribers, with increases of 4.6% and 5.3% since year-end respectively. Blended average revenue per user (ARPU) declined slightly from R206 to R203 per month for the period from 1 April 2003 to 30 June 2003. Pre-paid ARPU of R102 and post-paid ARPU of R596 were recorded.

MTN International increased its subscriber base by 11.7% since 31 March 2003 to 2 238 000 subscribers.

Subscribers as of 30 June 2003 compared to 31 March 2003 for all MTN operations are as follows:

	30 June 2003	31 March 2003	% change
MTN South Africa	**4 967 000**	**4 723 000**	**5.2%**
Pre-paid	3 947 000	3 748 000	5.3%
Postpaid	1 020 000	975 000	4.6%
MTN International	**2 238 000**	**2 004 000**	**11.6%**
Cameroon	465 000	431 000	7.9%
Nigeria	1 212 000	1 037 000	16.9%
Rwanda	114 000	105 000	8.6%
Swaziland	68 000	68 000	--
Uganda	379 000	363 000	4.4%
TOTAL	**7 205 000**	**6 727 000**	**7.1%**

ARPU per month for the period 1 April 2003 to 30 June 2003, compared to full year ARPU as of 31 March 2003, for all operations is as follows:

	30 June 2003	31 March 2003
MTN South Africa	**R 203**	**R 206**
Pre-paid	R 102	R 101
Post-paid	R 596	R 607
MTN International		
Cameroon	US$ 21	US$ 21
Nigeria	US$ 56	US$ 57
Rwanda	US$ 23	US$ 27
Swaziland	R 225	R 227
Uganda	US$ 23	US$ 28

"Steady growth in subscriber numbers in all our operations continues to strengthen the Group's African stronghold. The Group remains well positioned to continue to spread its services into Africa through the roll out of value-enhancing services across the continent," said MTN Group CEO, Phuthuma Nhleko.

Ends.

Note to editors:

Launched in 1994, the MTN Group (formerly M-Cell) is a leading provider of cellular and communications services in Africa and is listed on the JSE Securities Exchange South Africa under the share code: "MTN". The Group encompasses MTN South Africa, MTN International and its Strategic Investments division which hosts Orbicom, Airborn and MTN Network Solutions. The MTN Group has more than seven million subscribers across the continent where it provides cellular, satellite and Internet access services to 14 African countries. The Group has invested in six GSM cellular networks in Africa, including South Africa, Swaziland, Rwanda, Uganda, Cameroon and Nigeria. For more information please visit www.mtngroup.com.

Issued by Dr Yvonne Muthien, Group Executive: Corporate Affairs

For further information:
Portia Maurice, GM: Corporate Communication 083 212 7843
Sarah Chapman, Kilimanjaro Communication Management Consultants 083 200 3020

###06/08/2003 - Mtn - Mtn Group Operating Trading Update For First Quarter Ended 30 Ju###

06/08/2003 - 21:20:56

MTN Group Limited
("MTN Group" or "the Group")
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code MTN
ISIN ZAE000042164

MTN GROUP OPERATING TRADING UPDATE FOR FIRST QUARTER ENDED 30 JUNE 2003

As of 30 June 2003, MTN Group recorded 7 205 000 subscribers on its networks operated in South Africa and other African countries. This is a 41.9% increase year-on-year and a 7.1% increase since financial year-end 31 March 2003. The Group's international operations comprised approximately 31%, or 2 238 000 of the subscriber base.

MTN South Africa increased its subscriber base by 5.2% since 31 March 2003 to 4 967 000 subscribers. This consists of 1 020 000 post-paid subscribers and 3 947 000 pre-paid subscribers, with increases of 4.6% and 5.3% since year-end respectively. Blended average revenue per user ("ARPU") declined slightly from R206 to R203 per month for the period from 1 April 2003 to 30 June 2003. Pre-paid ARPU of R 102 and post-paid ARPU of R 596 were recorded.

MTN International increased its subscriber base by 11.7% since 31 March 2003 to 2 238 000 subscribers.

Subscribers as of 30 June 2003 compared to 31 March 2003 for all operations:

	30 June 2003	31 March 2003	% change
South Africa	4 967 000	4 723 000	5.2%
Pre-paid	3 947 000	3 748 000	5.3%
Postpaid	1 020 000	975 000	4.6%
International	2 238 000	2 004 000	11.7%
Cameroon	465 000	431 000	7.9%
Nigeria	1 212 000	1 037 000	16.9%
Rwanda	114 000	105 000	8.6%
Swaziland	68 000	68 000	--
Uganda	379 000	363 000	4.4%
TOTAL	7 205 000	6 727 000	7.1%

ARPU per month for the period 1 April 2003 to 30 June 2003 compared to ARPU per month for the full year to 31 March 2003 for all operations:

	30 June 2003	31 March 2003
South Africa	R 203	R 206
Pre-paid	R 102	R 101
Post-paid	R 596	R 607
International		
Cameroon	US$ 21	US$ 21

Nigeria	US$ 56	US$ 57
Rwanda	US$ 23	US$ 27
Swaziland	R 225	R 228
Uganda	US$ 23	US$ 28

6 August 2003
Johannesburg
Sponsor
Merrill Lynch South Africa
Date: 06/08/2003 03:12:48 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###20/06/2003 - Mtn Group Limited - Announcement To Shareholders###

20/06/2003 - 20:11:46

("MTN")
(formerly M-CELL LIMITED)
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code MTN
ISIN ZAE000042164
Announcement to shareholders
Shareholders are referred to the announcement of MTN's Preliminary Reviewed Results for the year ended 31 March 2003 which were released on SENS on Thursday, 19 June 2003 and in the press today.
Due to a typesetting error, the paragraph headed "Prospects" incorrectly stated
the following:
"MTN South Africa is projected to grow their contribution to subscriber and earnings growth. The international operations are expected to maintain strong positive cash flows."
These sentences ought to have stated:
"The international operations are projected to grow their contribution to subscriber and earnings growth. MTN South Africa is expected to maintain strong
positive cash flows."
The "Prospects" paragraph should therefore read as follows:
"Assuming current market conditions continue, the Board is confident that the Group's operations will show satisfactory earnings growth in the year ahead. The
international operations are projected to grow their contribution to subscriber
and earnings growth. MTN South Africa is expected to maintain strong positive cash flows. In the face of a maturing local market, management is implementing strategies to optimize performance.
The Group is exploring value enhancing activities, in line with its vision of becoming the leading provider of communication services on the continent."
MTN regrets any confusion that may have been caused.
Sandton
20 June 2003
Date: 20/06/2003 10:49:05 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###19/06/2003 - Mtn Group Limited - Preliminary Reviewed Results For The Year Ended 31###

19/06/2003 - 20:12:00

2003
MTN Group Limited
formerly M-Cell limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code MTN
ISIN ZAE000042164
Preliminary reviewed results for the year ended 31 March 2003
Revenue increased by 56%
EBITDA increased by 71%
Adjusted headline earnings per share increased by 97%
Total number of subscribers increased by 41%
Review of results
The MTN Group is pleased to report a 97% increase in adjusted headline earnings per share ("Adjusted HEPS") to 142,8 cents for the financial year ended 31 March 2003.
The Group's consolidated revenue increased by 56% to R19 405 million compared to last year. Earnings before interest, tax, depreciation and amortisation ("EBITDA") grew 71% to R6 217 million, while Adjusted HEPS increased by 97% to 142,8 cents. During the past financial year, both MTN Cameroon Limited ("MTNCameroon") and MTN Nigeria Communications Limited ("MTN Nigeria") were profitable after tax and contributed R81 million and R911 million respectively, to the Group's adjusted headline earnings.
In line with its set objective of diversifying its income sources, the Group now derives 36% of its revenue, 46% of its EBITDA, and 38% of its adjusted headline earnings from its non-South African operations. As a result of this diversification the Group's earnings are and will be increasingly impacted by currency fluctuations.
An overall EBITDA margin of 32,0% for the Group was recorded which compares favourably to last years 29,2%. The Group's international operations recorded an overall EBITDA margin of 40,8%. MTN South Africa, which comprises Mobile Telephone Networks (Proprietary) Limited ("MTN") and MTN Service Provider (Proprietary) Limited ("MTN SP") (together "MTN South Africa") recorded an EBITDA margin of 27,6% for the year. This decline was primarily as a result of increased subscriber acquisition costs, as well as increased interconnect costs.

Net finance costs for the Group increased by 164% to R833 million compared to last year's R316 million. This was primarily a result of increased borrowings by
MTN Nigeria, which had raised financing facilities during the previous period and utilised these funds for network expansion in the current period.
The Group's tax rate, excluding goodwill amortisation charges, declined to 19,6%. This was mainly due to MTNNigeria's pioneer status (tax holiday) coupled
with its deferred tax asset raised in accordance with AC102.
Adjusted HEPS increased by 97% to 142,8 cents. MTN South Africa contributed 90,2
cents, a 1% increase on last year, while MTN International, which comprises the
Group's non-South African operations, increased its contribution to 54,4 cents,
compared to a loss of 15,8 cents last year.
The Group's total assets increased by 3% to R28 156 million from 31 March 2002.
Due to the strengthening of the Rand during the year from R11,4 to R7,9 to the US$ at 31 March 2003, foreign currency translation reserves were reduced by a total of R930 million.
Aided by the strengthening Rand, long-term liabilities reduced by 39% to R3235 million, while short-term borrowings, including overdrafts, increased from R478
million to R1600 million, primarily due to commercial paper borrowings by MTN Nigeria against its short-term locally raised facility.
Total net debt for the Group deducting cash of R1 542 million and security deposits of R586 million, has decreased by 36% to R2 707 million from R4 208 million last year. Approximately R1 billion of the decrease was due to the strengthening of the Rand, the balance being strong cash flows from operations.
As a result, the Group's gearing ratio, being interest-bearing net borrowings as
a percentage of total equity adjusted for capitalised goodwill decreased to 35%
from 71% last year.
The Group's net off-shore US$ borrowings in MTN International (Mauritius) Limited ("MTN Mauritius"), raised to finance the initial capital investments in
Nigeria, were US$204 million at the year-end. The debt in MTN Mauritius is partly hedged by a sinking fund policy taken out in October 2002. The net unhedged position has been reduced to US$157 million. The total cost including foreign exchange losses due to the strengthening of the Rand on this investment
amounted to R125 million. Management continues to pursue every effort to reduce
this exposure in line with the South African Reserve Bank ("SARB") regulations.

Subsequent to year-end, permission was received from the SARB to repay US$20,5 million, and following the announcement by the Minister of Finance of the further liberalisation of exchange control, the Group has obtained permission to externalise in the region of R900 million for network expansion within its Nigeria operations.

The following significant matters had an impact on the results:

As prescribed by South African Statement of Generally Accepted Accounting Practice AC102, a deferred tax asset has been raised as a result of deductible temporary differences within the Group's Nigerian operations, which turned profitable during the year. This enhanced MTN Group's basic headline earnings by R128 million for the current financial year. The actual economic benefit to be derived from this deferred tax asset is uncertain as it will only be realised once MTN Nigeria emerges from the five year tax holiday period granted to it under the "pioneer status" legislation. Current accounting standards do not permit the discounting of such assets to take cognisance of timing and currency uncertainties. As a result, the board of directors has taken a decision to report, in addition to basic headline earnings, adjusted headline earnings that exclude the effect of the deferred tax asset, as it does not consider the unadjusted basic headline earnings a fair representation of the results for the year. Further details on the financial results had the deferred tax asset not been raised, are provided in the notes to the financial statements.

The Group disposed of a 30% interest in MTN Cameroon to Broadband Telecom, a Cameroonian partner/shareholder group, in compliance with Cameroonian licence obligations, for a consideration of US$29,8 million on loan account effective in April 2002.

A change in accounting policy was implemented to bring the Group's treatment of connection incentives in line with international best practice. Connection incentives are no longer capitalised and amortised over 12 months, but are expensed in the period in which they occur. Prior period comparatives have been appropriately restated. Details in this regard are given in the notes to the financials.

Operational report

A total of 6,7 million capable subscribers were recorded in MTN Group's managed operations, an increase of 41% since March 2002, with 6,1 million of these directly attributable to the MTN Group calculated on equity ownership.

MTN SOUTH AFRICA

MTN South Africa experienced a challenging year. Although revenue increased by 23% to R12 298 million, EBITDA grew by a modest 6% to R3 389 million with EBITDA

margin declining from 32,0% to 27,6%. This reduction was primarily due to competitive trading conditions and aggressive acquisition strategies in the post
paid market which resulted in increased subscriber acquisition costs in the form
of handset and subscription subsidies. MTN's post-paid subscriber base increased
by a net 123 000 subscribers as a result.
Overall, capable subscriber numbers increased steadily, with a growth of 22% to
4 723 000. This consisted of 975 000 post-paid subscribers, an increase of 14% year on year, and 3 748 000 pre-paid subscribers, reflecting a year on year increase of 24%. The healthy subscriber growth in both segments can be attributed to several new product launches as well as very competitive pricing options during the year. MTN South Africa re-launched its pre-paid offering with
several new tariff plans including MTN PayBack, a regressive pricing plan, aimed
at enhancing subscriber loyalty.
Blended Average Revenue per User ("ARPU") per month of R206 was recorded for the
year. This decline of 2%, compared to half year numbers, and 1% to last year, was primarily due to the shift in subscriber mix towards the pre-paid segment, which constitutes approximately 79,4% of MTN South Africa's subscriber base. ARPU for post-paid subscribers continued to increase and was recorded at R607, with pre-paid ARPU declining by 4% to R101 since March 2002.
MTN was the first South African operator to market General Packet Radio Services
("GPRS"), branded as MTNdataLive. At year-end, approximately 30 000 active GPRS
users were recorded on the network. Total data revenue now contributes 3,3% to MTN South Africa's revenue.
Subsequent to year-end, the Minister of Communications announced the terms and conditions in respect of access to 1800Mhz frequency. MTN welcomes the Minister's announcement as both constructive and positive, and believes the respective frequency and radio licence fees, as well as the prescribed universal
service obligations, to be fair and equitable.
MTN INTERNATIONAL
MTN International's operations continue to perform above expectations. All operations provided a positive contribution to profit after tax of R1194 million
(adjusted for the deferred tax asset in Nigeria).
MTN Cameroon achieved a positive turn-around from March 2002. Under the new management team, which began managing the operations in June 2002, revenue increased by 94% to R874 million while EBITDA increased by 254% to R297 million.
An EBITDA margin of 34,0% and a profit after tax of R102 million were

recorded.
MTN Cameroon, with a subscriber base of 431 000 as at 31 March 2003, has an estimated market share of 54%. ARPU levels eased to US$21 from US$24.
MTN Nigeria recorded a strong set of results for its first full year of operation. Revenue increased from R1 316 million to R5 361 million year on year,
generating EBITDA of R2 088 million and a R1 146 million profit after tax, not taking into account the deferred tax asset raised in accordance with AC102. With
an estimated market share of 59%, MTN Nigeria has become an integral part of the
socio-economic environment in Nigeria. Subscriber numbers increased from 327 000
as at 31 March 2002 to 1 037 000 as at 31 March 2003. ARPU of US$57 was achieved. Due to the high demand for mobile communication services, MTN Nigeria's network experienced high congestion rates resulting in lower network quality. As a result, the sale of pre-paid packages was initially slowed through
increased connection fees, and subsequently through a reduction in the sale of pre-paid packages to allow the network roll-out to catch up with subscriber demand. In January 2003, "Y'helloBahn", a 3 400 km microwave backbone, was launched to increase transmission quality and availability on the network. As at
31 March 2003, some 40 cities and 100 smaller towns and communities have been connected to the network through Y'helloBahn. Geographic coverage of the country
is estimated at 14%, while population coverage has reached an estimated 38%. A key area of focus is to increase network capacity and to prepare for the entry of an additional fixed/mobile competitor. Despite this strong performance by MTN
Nigeria to date, significant additional capital expenditures and investments are
still required. For this purpose, MTN Nigeria is currently in the process of raising project finance facilities of approximately US$380 million.
Subsequent to year-end, President Olusegun Obasanjo was re-elected to office. This is expected to provide continuity to the economic development of the country.
MTN Uganda continues to deliver strong results despite intensifying competition.
With a mobile market share of 71%, subscriber numbers increased to 363 000, a 64% increase since March 2002, while ARPU levels declined to US$28 from US$37.
MTN Rwandacell and MTN Swaziland performed in line with expectations recording subscriber numbers of 105 000 - a 52% increase, and 68 000 - a 24% increase, respectively.
Despite this strong set of results, the Group's international operations continue to monitor factors such as regulatory issues, currency fluctuations and
interconnect receivable collection which are addressed with the assistance of

the respective local strategic partners.

STRATEGIC INVESTMENTS

This division comprises Orbicom (Proprietary) Limited ("Orbicom"), MTN Network Solutions (Proprietary) Limited ("MTN NS") and Airborn. Orbicom's core satellite signal distribution business remained steady. The Electronic Funds Transfer ("EFT") operation in Ghana has performed below expectations, and alternative strategies are currently being explored. MTN NS completed its core national network roll-out during the financial year ended 31 March 2003 as well as the construction of a new commercial hosting facility in Rosebank.

Prospects

Assuming current market conditions continue, the Board is confident that the Group's operations will show satisfactory earnings growth in the year ahead. MTN South Africa is projected to grow their contribution to subscriber and earnings growth. The international operations are expected to maintain strong positive cash flows. In the face of a maturing local market, management is implementing strategies to optimise performance. The Group is exploring value enhancing activities, in line with its vision of becoming the leading provider of communication services on the continent.

Directorate

Subsequent to year end, an announcement was made that Ms Santie Botha will join the MTN Group board in the capacity of Executive Director: Marketing, with effect from 7 July 2003.

Dividend

The directors believe that it is in the best interest of shareholders to reinvest retained earnings in the expansion of the operations and reduction of borrowing levels where appropriate. Accordingly, no final dividend is proposed.

Taking the strong cash generation of the South African operations and the reducing debt levels into consideration, the dividend policy will be regularly reviewed to ensure optimisation of shareholder value.

Shareholder matters

During the period under review, Transnet Limited, through Ice Finance BV, disposed of an approximate 18,7% interest in MTN Group to Newshelf 664 (Proprietary) Limited ("Newshelf"). Newshelf is a special purpose vehicle established for the benefit of eligible MTN management and staff and is funded through a long-term six year funding structure involving redeemable preference shares, participating preference shares and promissory notes. The shares in Newshelf will be held for the benefit of approximately 2 400 MTN staff. No financial assistance for the transaction was provided by the eligible MTN Group and a committee of independent non-executive directors was set-up to consider the impact of the transaction on the Group. The committee, after having sought professional advice, concluded that no negative impact on the Group is expected

as a result of this transaction.
In February 2003, Johnnic Holdings Limited ("Johnnic") announced its intention to unbundle the majority of its 36,5% shareholding in MTN Group to its shareholders. On 3 June 2003, Johnnic's shareholders approved the unbundling of
a 31,9% interest in MTN Group. The record date for the unbundling is 20 June 2003.
It is envisaged that the National Empowerment Consortium, which will receive an
estimated 8,8% interest in the MTN Group as a result of the unbundling, will enter into a voting pool agreement with Newshelf. The free-float of MTN Group shares, being the shares freely available for trading, will increase accordingly
to an expected 72,5%.
For and on behalf of the Board

M C Ramaphosa	P F Nhleko	19 June 2003
(Chairman)	(Chief Executive Officer)	Sandton

Certain statements in this announcement that are neither reported financial results nor other historical information are forward looking statements, relating to matters such as future earnings, savings, synergies, events, trends,
plans or objectives.
Undue reliance should not be placed on such statements because they are inherently subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and Company plans and
objectives to differ materially from those expressed or implied in the forward-
looking statements (or from past results).
Unfortunately the Company cannot undertake to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
Consolidated income statement

	Year ended 31 March 2003 Reviewed Rm	Year ended* 31 March 2002 Audited Rm	% change
Revenue	19 405	12 432	56
Cost of sales	(8 321)	(5 081)	
Gross profit	11 084	7 351	51
Operating expenses - net of sundry income	(4 867)	(3 725)	
Earnings before interest, taxation,depreciation and amortisation (EBITDA)	6 217	3 626	71
Depreciation	(1 651)	(1 082)	
Amortisation	(233)	(175)	
Profit from operations before			

goodwill amortisation	4 333	2 369	83
Goodwill amortisation	(596)	(592)	
Profit from operations	3 737	1 777	110
Finance income	124	131	
Finance costs	(957)	(447)	
Share of profits (losses) of associates	1	(5)	
Profit before taxation	2 905	1 456	100
Taxation	(687)	(908)	
Profit after taxation (PAT)	2 218	548	305
Minority interest	(289)	44	
Attributable earnings	1 929	592	226
Headline earnings			
Attributable earnings	1 929	592	226
Less: Non-headline earnings items			
Goodwill amortisation	596	592	
Gain on disposal of 20% shareholding in MTN Cameroon	(91)	-	
Provision against loan arising on disposal of MTN Cameroon to reflect net asset value	49	-	
Basic headline earnings	2 483	1 184	110
Less: Adjustment			
Reversal of deferred tax credit (see note 10) (128)			
Adjusted headline earnings	2 355	1 184	99
Reconciliation of headline earnings per ordinary share (cents)			
Attributable earnings per share (cents)	117,0	36,2	223
Effect of goodwill amortisation	36,1	36,3	
Effect of disposal of stake in MTN Cameroon	(2,5)	-	
Basic headline earnings per share (cents)	150,6	72,5	108
Effect of reversal of deferred tax credit (see note 10)	(7,8)		
Adjusted headline earnings per share (cents)	142,8	72,5	97
Contribution to adjusted headline earnings per ordinary share (cents)			
Wireless telecommunications (MTN)	144,6	73,2	98
- South Africa	90,2	89,0	1
- Rest of Africa	54,4	(15,8)	

Satellite communications (Orbicom)	(1,8)	(0,7)	
Adjusted headline earnings per share (cents)	142,8	72,5	97
Number of ordinary shares in issue:			
- Weighted average (000)	1 648 530	1 632 853	
- At period end (000)	1 652 057	1 640 437	

* Restated for change in accounting policy for connection incentives (note 11).

Summarised consolidated balance sheet

	Year ended 31 March 2003 Reviewed Rm	Year ended* 31 March 2002 Audited Rm
ASSETS		
Non-current assets	22 842	23 243
Property, plant and equipment	9 374	8 322
Goodwill	10 298	10 803
Intangible assets	2 263	3 685
Investments and loans	734	347
Deferred taxation	173	42
Non-current prepaid tax	-	44
Current assets	5 314	4 170
Bank balances, deposits, cash and amounts receivable on demand	1 542	1 214
Securitised cash deposits **	586	354
Other current assets	3 186	2 602
Total assets	28 156	27 413
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareholders' interest	17 063	15 916
Minority interests	882	820
	17 945	16 736
Non-current liabilities	4 042	6 202
Long-term liabilities	3 235	5 298
Deferred taxation	807	904
Current liabilities	6 169	4 475
Non-interest bearing liabilities	4 569	3 997
Interest bearing liabilities	1 600	478
Total equity and liabilities	28 156	27 413
Net asset value per ordinary share (rand)		
- Book value	10,33	9,70
Net debt/equity	0,15	0,25
Net debt/equity (excluding goodwill)	0,35	0,71

* Restated for change in accounting policy for connection incentives and reclassification of letter of credit in MTN Nigeria from other current assets.

** These monies are placed on deposit with banks in Nigeria to secure letters of credit.

Summarised consolidated cash flow statement

	Year ended 31 March 2003 Reviewed Rm	Year ended* 31 March 2002 Audited Rm
Cash inflows from operating activities	5 330	2 755
Cash outflows from investing activities	(4 333)	(3 502)
Cash inflows from financing activities	187	702
Net increase (decrease) in cash and cash equivalents	1 184	(45)
Cash and cash equivalents at beginning of period	1 230	804
Reclassification from other current assets	-	354
Foreign entities translation adjustment	(492)	117
Cash and cash equivalents at end of period	1 922	1 230

* Restated for change in accounting policy for connection incentives (note 11).

Summarised group statement of changes in shareholders' equity

	Year ended 31 March 2003 Reviewed Rm	Year ended 31 March 2002 Audited Rm
Opening balance at 1 April	15 916	14 767
Change in accounting policy	-	(53)
Restated opening balance at 1 April	15 916	14 714
Net profit attributable to ordinary shareholders	1 929	592
Share capital issued at a premium less share issue expenses	148	349
Share election reserve	-	(114)
Exchange differences arising on translation of foreign entities	(930)	375
	17 063	15 916

Segmental analysis

	Year ended 31 March 2003 Reviewed Rm	Year ended* 31 March 2002 Audited Rm
REVENUE		

Wireless telecommunications (MTN)		
- South Africa	12 298	9 982
- Rest of Africa	6 972	2 349
	19 270	12 331
Satellite communications (Orbicom)	135	101
	19 405	12 432
EBITDA		
Wireless telecommunications (MTN)		
- South Africa	3 389	3 191
- Rest of Africa	2 842	439
	6 231	3 630
Satellite communications (Orbicom)	(14)	(4)
	6 217	3 626
PAT		
Wireless telecommunications (MTN)		
- South Africa	1 485	1 452
- Rest of Africa	1 355	(303)
	2 840	1 149
Satellite communications (Orbicom)	(29)	(12)
Corporate head office (goodwill)	(593)	(589)
	2 218	548

* Restated for change in accounting policy for connection incentives (note 11).

Notes

1. Basis of accounting

These condensed consolidated preliminary results have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice ("GAAP") and Schedule 4 of the South African Companies Act (Act No 61 of 1973), as amended. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2002, except for the change in accounting policy relating to the capitalisation and amortisation of connection incentives which are now recognised as costs in the period incurred (see note 11).

2. Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

3. Headline earnings per ordinary share

The calculation of basic and adjusted headline earnings per ordinary share are based on basic headline earnings of R2483 million (2002: R1184 million) and adjusted headline earnings of R2355 million (2002: R1184 million) respectively, and a weighted average of 1648529716 (2002: 1632852938) ordinary shares in issue. No fully diluted earnings per ordinary share, in respect of debentures and options convertible into ordinary shares, have been disclosed as the potential dilution is not considered to be material.

4. Independent review by the auditors

These condensed consolidated preliminary results have been reviewed by our joint auditors PricewaterhouseCoopers Inc. and SizweNtsaluba vsp Inc., who have performed their review in accordance with Statements of South African Auditing Standards applicable to review engagements.

The scope of their review was to enable the joint auditors to report that nothing came to their attention that caused them to believe that the condensed consolidated preliminary results need modification so as to fairly present, in accordance with South African Statements of Generally Accepted Accounting Practice, in all material respects, the financial position of the Group at 31 March 2003, and the results of its operations, cash flows and changes in equity for the year then ended.

A copy of their unqualified review report is available for inspection at the registered office of the Company.

5. Listing requirements

This preliminary announcement has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.

	Year ended 31 March 2003 Reviewed Rm	Year ended 31 March 2002 Audited Rm
6. Interest bearing liabilities		
Call borrowings	206	338
Short-term borrowings	1 394	140
Current liabilities	1 600	478
Long-term liabilities	3 235	5 298
	4 835	5 776
7. Capital expenditure incurred	4 235	3 356
8. Contingent liabilities and commitments		
Local currency guarantees (ZAR equivalent)	-	182
Foreign currency guarantees	52	-
Operating leases	1 377	955
Finance leases	316	-
Commitments for capital expenditure		
- Contracted	1 144	876
- Authorised but not contracted	5 467	5 791
9. Cash and cash equivalents		
Bank balances, deposits and cash	1 542	1 214
Securitised cash deposits	586	354
Call borrowings	(206)	(338)
	1 922	1 230

10. Recognition of deferred tax asset

The Group's subsidiary in Nigeria has been granted a five-year tax holiday

from
commencement of operations. Furthermore, all capital allowances arising during this five-year period may be carried forward and claimed as deductions against taxable income from its sixth year of operations onwards. A deferred tax asset of R128 million relating to these deductible temporary differences has been recognised as at 31 March 2003 in terms of the strict interpretation of AC102, which requires a deferred tax asset to be raised where it is probable that future profits will be generated in order to utilise the deductible temporary differences.

The Directors have reservations about whether this prescribed accounting treatment supports the fair presentation of the Group's results. As with any enterprise, the Group faces inherent uncertainties in the markets in which it operates and over which it has little or no control, the effects of which could
negatively impact the future utilisation/realisation of the deferred tax asset in question. AC102 does not permit deferred tax balances to be discounted. Therefore, neither the time value of money, nor any future currency movements may be factored into measuring the deferred tax asset. The Directors question the appropriateness of this prohibition given the considerable amount of time between recognition and realisation of this deferred tax asset. The effect of raising this deferred tax asset is to enhance earnings in the first five years of operation, against an asset which only realises in periods beyond the foreseeable future.

The Directors have therefore excluded the effect of this deferred tax asset in calculating adjusted headline earnings, in order to aid the fair presentation and interpretation of the results to 31 March 2003. The Directors intend to make
representations to the International Financial Reporting Standards Board in the
near future in an effort to address this perceived anomaly in accounting standards, and intend to re-visit this accounting treatment, pending the outcome
of those representations.

11. Change in accounting policy

The Group changed its accounting policy with respect to the treatment of capitalisation and amorisation of connection incentives over 12 months. In order
to align itself with international industry practice, the Group now recognises connection incentives as costs in the period incurred rather than capitalising connection incentives and amortising the cost over 12 months. The comparative amounts have been appropriately restated. The effect of the change is as follows:

	Year ended 31 March 2003 Reviewed Rm	Year ended 31 March 2002 Audited Rm
(Decrease) increase in profit after tax	(63)	19

(Decrease) increase in profit before tax	(90)	27
Taxation	27	(8)
Decrease in opening accumulated profits	(34)	(53)
Gross	(48)	(75)
Taxation	14	22

The change in accounting policy has no effect on the minority interests.

12. Changes in shareholding of subsidiaries

Disposal of 30% shareholding in MTN Cameroon

In April 2002, MTN Mauritius sold 30% of its holding in MTN Cameroon, on loan account, to Broadband Telecom Limited, a company incorporated in Cameroon, in compliance with licence obligations. The results of MTN Cameroon are consolidated into the group financial statements. However, in terms of certain conditions of the disposal agreement, 80% of MTN Cameroon's economic risk still vests with the Group and therefore the condensed consolidated preliminary results include 80% of the results of MTN Cameroon.

Increase in shareholding in MTN Nigeria

During the period the Group increased its shareholding in MTN Nigeria from 77,5% to 79,5% as a result of further capital provided to MTN Nigeria.

13. Implementation of Accounting Standard AC133 - Financial Instruments: Recognition and Measurement

Preparations have been made to implement AC133 with effect from 1 April 2003. The adjustment required to accumulated profit and other reserves at that date is a charge of R15,3 million. The Group will first report to shareholders under AC133 in respect of its interim results to 30 September 2003.

Registration number:1994/009584/06 ISIN code: ZAE 0000 4264
Share code: MTN Directorate: M C Ramaphosa (Chairman),
P F Nhleko* (CEO), D D B Band, I Charnley*, Z N A Cindi,
R S Dabengwa*, P L Heinamann, S N Mabaso, R D Nisbet*,
A F van Biljon, P L Zim*, J R D Modise (alternate), L C Webb (alternate).
*Executive Company Secretary: Ms M M R Mackintosh
3 Alice Lane, Sandown Extension 38, Sandton, 2196. Private Bag 9955, Sandton, 2146 Registered office: 3 Alice Lane, Sandown Extension 38, Sandton, 2196
American Depository Receipt (ADR) programme: Cusip No. 55271U109 ADR to ordinary share 1:1 Depository: The Bank of New York, 101 Barclay Street New York NY 10286, USA Office of the South African Registrars: Computershare Investor Services Limited (Registration number: 1958/003546/06)
70 Marshall Street, Johannesburg, 2001 PO Box 61051, Marshalltown, 2107 Joint auditors: PricewaterhouseCoopers Inc., 2 Eglin Road, Sunninghill, 2157 Private Bag X36, Sunninghill, 2157 and SizweNtsaluba vsp Inc., 1 Woodmead Drive, Woodmead Estate,

PO Box 2939, Saxonwold, 2132 E-mail: investor_relations@mtn.co.za
These results can be viewed on the Group's website at http://www.mtngroup.com
Date: 19/06/2003 05:01:43 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

MTN MEDIA RELEASE

MTN advances ICT access in Africa

22 May 2003

It was World Telecommunication Day on 17 May 2003, the annual event commemorating the birth of the International Telecommunication Union (ITU) on May 17 1865.

Each year the ITU develops a theme that is adopted by all the member countries for the day's celebrations. MTN is proud that it is already living this years theme, 'Helping all of the world's people to communicate', through the many projects the Group invests in to facilitate communication across the African continent.

As a gold sponsor, MTN will participate in the Government's World Telecommunications Day event at the Royal Bafokeng Stadium near Rustenburg on Saturday, 31 May, where the Deputy President, the Minister of Communications and the Mayor of Rustenburg are expected to address the public. Industry stakeholders, including MTN, will exhibit at the event.

As a leading provider of telecommunications services in Africa, MTN plays a significant role in connecting communities through information and communication technology (ICT) in all the countries where it operates (South Africa, Uganda, Rwanda, Swaziland, Cameroon and Nigeria), from providing disadvantaged schools with ICT equipment to developing PhoneShops in under serviced areas.

"Mobile communications have undoubtedly become the most effective means of ensuring universal access to telecommunications, especially in under developed areas. In many African countries, mobile networks have made significant inroads in increasing coverage and driving economic progress," says Dr Yvonne Muthien, Group Executive: Corporate Affairs, MTN Group.

MTN is driving economic progress in underdeveloped communities by installing new networks that boast the latest global technology and by investing in social development. The Group is committed to contributing to the national effort of bridging the digital divide and improving the quality of life in rural, informal and township communities through telecommunication partnerships that create jobs.

Through the MTN Foundation, founded in December 2001 as the primary tool for delivering the MTN Group's social investment projects, the Group focuses on strategic investments in areas of national priority, characterized by sustainability, partnership with the beneficiary communities and employee participation.

One of these is the Schools Connectivity project. The MTN Foundation, in partnership with the Department of Education, launched Schools Connectivity to help improve the quality of education and increase access to ICT in disadvantaged schools.

Twenty-five schools in Limpopo, Mpumalanga and KwaZulu Natal have been equipped with multi-media centres since the launch of the project in 2002.

Each school has received 10 computers; a server; a 4-in-1 printer, copier, fax and scanner machine; a television set; a video recorder; and a GPRS modem, which uses the MTN network to provide faster access to the Internet.

Another 25 schools in the Free State, Gauteng and Eastern Cape provinces will benefit from Schools Connectivity by March 2004. The project is targeting a total of 90 schools in eight provinces by March 2005 for a total investment of R21m.

"The MTN Foundation has been working with the departments of Communication and Education to assist with the development of sustainable technology-based education initiatives. Schools Connectivity supports the use of technology and skills transfer to improve the overall teaching and learning environment, while enhancing the management and administration capacity of schools. The project will therefore create new possibilities for learners, educators and the surrounding communities as well," says Muthien.

To ensure that the schools can sustain the multi-media centres, MTN is installing PhoneShops at the schools. The PhoneShops, which offer public pay phone and related services, are kiosks equipped with six pay cellular phones and two MTN card phones. To boost revenue, the schools can also sell MTN pre-paid vouchers, electricity cards and snacks, and operate satelliti¥Á 7 ┘ øÎ ¿ ┼ ┘ ,→

mmunication services for the communities in which MTN operates.

"MTN passionately believes in the power of telecommunications to increase opportunities for economic growth and development, particularly in rural areas. The majority of our projects also support sustainable development and foster partnerships with the Government, private sector and civil society," says Muthien.

Ends

Note to editors:
Launched in 1994, the MTN Group (formerly M-Cell) is a leading provider of cellular and communications services in Africa and is listed on the Johannesburg Securities Exchange (JSE "MTN"). The Group encompasses MTN South Africa, MTN International and its Strategic Investments division which hosts Orbicom, Airborn and MTN Network Solutions. The MTN Group has almost seven million subscribers across the continent where it provides cellular, satellite and Internet access services to 14 African countries. The Group has invested in six GSM cellular networks in Africa, including South Africa, Swaziland, Rwanda, Uganda, Cameroon and Nigeria. For more information please visit www.mtngroup.com.

Issued by Yvonne Muthien, Group Executive: Corporate Affairs, MTN Group

For further information, contact:
Portia Maurice, General Manager: Corporate Communications, MTN Group 083 212 7843
Sarah Chapman, Kilimanjaro Communication Management Consultants 083 200 3020

MTN MEDIA STATEMENT

Santie Botha, Marketer of the Year, joins MTN

Santie Botha, Absa Group executive director and South Africa's Marketer of the Year 2002, will join the MTN Group Board as Executive Director Marketing on 7 July 2003.

"This is a coup for MTN's determined drive to become the leading edge mobile network brand in Africa," said Phuthuma Nhleko, MTN Group Chief Executive. "In a pioneering and competitive market, we needed someone who is not only a highly talented leader, and an experienced and capable marketer, but also someone able to innovate and deliver greater value to our customers. Santie is well equipped for this role and will assist MTN in achieving its vision of becoming a leading edge brand."

Santie Botha regards MTN as a major opportunity in a fiercely competitive industry: "This is a market where new is the norm and interesting begins at leading edge. MTN has a highly competitive service with a powerful value proposition. The challenge is irresistible."

Ends

Notes to editors:

Santie Botha – Career resume

- Currently Group Executive Director of ABSA Bank, responsible for e-Business and Information Management, Group Strategy, Group Marketing, Card Division and Group Payment Systems, Group Communication and Public Affairs. Joined ABSA in April 1996.

Prior to joining Absa in 1996

- Joined Unilever in 1987 as a marketing graduate and worked for Unilever in various marketing and sales roles both in Durban (4years) and London, UK (6 years) culminating in the position of Commercial Sales Director of VdB Foodservice, UK, before returning to S.A. in 1996.
- Completed B.Econ (1985) and Honours B.Econ (1986) at Stellenbosch University.
- Sits on various boards, including the MFSA (Marketing Federation of South Africa) and the National Business Initiative.

Awards:

1998: Young Business Person of the Year Award (Johannesburg Sakekamer).
2001: Prestige (Top 10 women in South Africa) Award by City Press/Rapport.
2001: Fellowship of the Institute of Marketing Management (IMM).
2001: Top Ten Business People in South Africa (The Star)
2002: Marketer of the Year (Marketing Federation of South Africa) MFSA

Interests: The great outdoors, travelling, reading, tennis (played for Western Province, SA Universities, Natal).

Personal Details: Married, 38 years old

The MTN Group

Launched in 1994, the MTN Group (formerly M-Cell) is a leading provider of cellular and communications services in Africa and is listed on the Johannesburg Stock Exchange (JSE "MTN"). The Group encompasses MTN South Africa, MTN International and its Strategic Investments division which hosts Orbicom, Airborn and MTN Network Solutions. The MTN Group has almost seven million subscribers across the continent where it provides cellular, satellite and Internet access services to 14 African countries. The Group has invested in six GSM cellular networks in Africa, including South Africa, Swaziland, Rwanda, Uganda, Cameroon and Nigeria. For more information please visit www.mtngroup.com.

Issued by Yvonne Muthien, Group Executive: Corporate Affairs, MTN Group Ltd

For further information, contact:
Portia Maurice, General Manager: Corporate Communication, MTN Group Ltd 083 212 7843
Sarah Chapman, Kilimanjaro Communication Management Consultants 083 200 3020

MTN offers subscribers first class services

17th April 2003

South Africans have come to rely on the real and immediate benefits of mobile communications – security, convenience and reliability. As MTN continues to successfully connect families and friends through voice and data, the Group places a high premium on providing a dependable service to subscribers across the country.

Service quality on a GSM network depends significantly on how well the technology is optimised to meet subscriber requirements, and MTN's network can easily handle high traffic volumes. MTN is well within the boundaries defined by the ICASA licence requirement that the congestion rate must be below two percent in urban areas. For the period April 2001 to April 2002 MTN experienced a drop call rate of 0.98%, this roughly translates to a dropped call every 61.3 minutes. This compares well with accepted industry benchmarks internationally.

Says Yvonne Muthien, MTN Group Executive: Corporate Affairs: "The effectiveness of MTN's network to successfully transmit calls and SMS's during busier periods such as Easter weekend, is indispensable. The demand for wireless technology in South Africa is substantial, where almost 25% of the population relies on cell phones to keep in touch with family and friends. MTN is committed to enhancing the lives of its customers, and the ability of our network to avoid congestion during the busier holiday periods ensures that MTN subscribers remain connected."

One of the largest national networks in the world, MTN's network quality and coverage is world class, where MTN South Africa's GSM network has close to 4 000 sites covering 19 200 kilometres of road, 800 000 square kilometres of land, and 93% of South Africa's population. MTN prides itself on the quality of its network and is dedicated to offering its customers quick response times, quality advice and simple delivery systems.

MTN employs more than 1,000 customer service agents and continuously assesses its entire customer facing process. MTN has three dedicated call centres in Gauteng, KwaZulu Natal and the most recent addition in Limpopo, contributing to job creation in much needed areas.

MTN encourages subscribers to take advantage of all its value-added services on offer, including its Directions and Emergency services.

MTN Directions gives accurate and reliable directional information and is available on 22522 from any MTN cell phone. Callers simply tell the operator where they are and where they want to be, and precise street guidance will be given to the caller until they reach their destination safely.

The 24-hour 112 emergency service is offered to all MTN customers and is available seven days a week. Whether you need the police, the fire brigade or an ambulance or even poison advice, immediate help is just a cell phone call away.

Calls made to 112 are routed directly to MRI Criticare, which operates throughout South Africa. MRI Criticare will provide assistance to all callers anytime and anywhere, no matter where they are travelling with their cell phone.

Subscription to these services is free and is available to all MTN contract subscribers.

"Customer satisfaction is of paramount importance to MTN. We remain committed to offering our customers excellent value through products and services which enhance their lives." says Muthien.

Ends.

Note to editors:

Launched in 1994, the MTN Group (formerly M-Cell) is a leading provider of cellular and communications services in Africa and is listed on the Johannesburg Stock Exchange (JSE "MTN"). The Group encompasses MTN South Africa, MTN International and its Strategic Investments division which hosts Orbicom, Airborn and MTN Network Solutions. The MTN Group has almost seven million subscribers across the continent where it provides cellular, satellite and Internet access services to 14 African countries. The Group has invested in six GSM cellular networks in Africa, including South Africa, Swaziland, Rwanda, Uganda, Cameroon and Nigeria. For more information please visit www.mtngroup.com.

Issued by Yvonne Muthien, Group Executive: Corporate Affairs, MTN Group

For further information, contact:
Pearl Majola, External Communications Manager, MTN Group 083 212 2459
Sarah Chapman, Kilimanjaro Communication 083 200 3020

Media Release

MTN supports the Commonwealth Businesswomen's Network Conference
4 April 2003

Under Nepad, African leaders have committed to, among others, the promotion of the role of women in social development. However, there is a need for formal framework to mainstream women's participation in Nepad which will encourage their engagement with Nepad sector priorities and associated processes.

This is according to Yvonne Muthien, Group Executive: Corporate Affairs, MTN Group who spoke at the Commonwealth Businesswomen's Network conference on "Gender and the NEPAD Initative" which was held at the Sandton Sun Hotel on Friday, 4 April.

With information and communications and technology (ICT) being one of the six Nepad sector priorities, Muthien believes that the sector needs to set several priorities. These include training women as engineers, regulatory policy specialists, multi-media technicians and software development.

As a leading telecommunications company in Africa, MTN shares in the vision of NEPAD and the African Renaissance and believes that investing in women can help to fulfill this vision, she said.

"In many regions in Africa, women are both breadwinners and mothers, powerful influences in both the community and their homes. MTN recognises their contribution and encourage the sharing of ideas on women's empowerment. In particular, MTN has identified businesswomen, from SMMEs to large corporations as the catalyst for societal and economic change on the continent," she says.

Muthien says this is the motivation behind MTN's decision to provide a platform for businesswomen to communicate their concerns and successes, their beliefs and solutions. Earlier this year, MTN participated in the first International Women's Forum conference to be held in Africa and the company is working with the Business Women's Association on a number of initiatives to create new opportunities for women.

Ends

Note to editors:

Launched in 1994, the MTN Group (formerly M-Cell) is a leading provider of cellular and communications services in Africa and is listed on the Johannesburg Stock Exchange (JSE "MTN"). The Group encompasses MTN South Africa, MTN International and its Strategic Investments division which hosts Orbicom, Airborn and MTN Network Solutions. The MTN Group has almost seven million subscribers across the continent where it provides cellular, satellite and Internet access services to 14 African countries. The Group has invested in six GSM cellular networks in Africa, including South Africa, Swaziland, Rwanda, Uganda, Cameroon and Nigeria. For more information please visit www.mtngroup.com.

Issued by Yvonne Muthien, Group Executive: Corporate Affairs, MTN Group

For further information, contact:

Pearl Majola, External Communications Manager, MTN Group	083 212 2459
Bhavni Ramchurran, Kilimanjaro Communication	083 550 0286

MTN Nigeria hits 1 million mark
11 February 2003

MTN Nigeria has signed up its millionth subscriber in its first year of operation. As at 10 February 2003, MTN Nigeria recorded one million actively paying subscribers on its network.

Says Phuthuma Nhleko, MTN Group CEO, "Market demand for cellular services in Nigeria has been far greater than anticipated. The current MTN infrastructure is capable of handling over one million subscribers at acceptable levels of quality, with the ability to handle ever-increasing traffic levels."

MTN Nigeria has made serious inroads in the Nigerian market, bringing communications solutions to Nigerians through increasing coverage in rural and underdeveloped areas, and is committed to further developing the country's telecommunications market as it continues to provide innovative services.

MTN's success can be ascribed to the tremendous support MTN has received from the people of Nigeria, Africa's most populous state. Says Nhleko, "Operating in a stable and transparent regulatory environment, such as the one in Nigeria, lays the foundation for significant growth in the years ahead. The backing of the Nigerian government in the roll out of our services has allowed us to reach into Nigeria on a larger than expected scale.

"MTN's success in Nigeria is additionally reflected through its impact on teledensity in the country. The low teledensity in Africa offers enormous opportunities to operators and through the successful roll out of MTN's network, teledensity in Nigeria is estimated to have increased to 1.6."

Due to a lack of available and reliable terrestrial transmission links, MTN Nigeria recently completed the construction of its own microwave backbone route that provides the necessary transmission infrastructure to support traffic flow routes in Nigeria.

The backbone, named 'The MTN *Y'helloBahn*', was constructed through an investment of $120 million by MTN and can enable up to 1,900 voice calls at the same time.

Says Lazarus Zim, Managing Director, MTN International, "*Y'helloBahn* is Nigeria's first nationwide transmission backbone and easily the most extensive transmission infrastructure in all of Africa. The backbone has been designed to fully support MTN's standard of service in Nigeria and enhance Nigeria's telecommunications infrastructure. Through the erection of *Y'helloBahn*, coverage and call quality on the MTN network in Nigeria will improve and the likelihood of congestion on the network will be heavily reduced."

MTN Nigeria's microwave backbone spans 3,400 kilometres, and stretches from the north to the south-east and south-west respectively. The backbone covers major Nigerian towns and many smaller towns, villages and communities. In all, well over 120 towns and communities are linked by *Y'helloBahn* and the backbone also enables MTN Nigeria to provide coverage on a growing number of highways in Nigeria.

MTN Nigeria has so far deployed nine mobile switching centres, of which eight are operational, with the ninth scheduled to go operational in the next few weeks. In addition, it has deployed close to 400 base stations across Nigeria and is working to deploy a targeted minimum of two base stations a day.

"We are grateful to have been given the opportunity to provide a first-class telecommunications service in Nigeria, where the overwhelming support we have received from the Nigerian population has allowed us to cater to the needs of over one million subscribers," says Nhleko.

Ends

Notes to editors:

Issued By Dr Yvonne Muthien, Group Executive: Corporate Affairs, MTN

For further information, please contact:
Portia Maurice: GM, Corporate Communications, MTN Group 083 212 7843
Sarah Chapman: Kilimanjaro Communication: 083 200 3020

MTN trading update – MTN Nigeria nets 1 million subscribers
11th February 2003

The MTN Group has released trading figures for the period 1 October 2002 to 31 December 2002 in its quarterly trading update and announced that MTN Nigeria had reached the one million subscriber mark.

As at 31 December 2002, the Group recorded a total of 6 661 000 mobile subscribers on its networks in South Africa and other African countries. This is a 17.7% growth during the third quarter ended 31 December 2002, and a 39.5% growth since 1 April 2002, the beginning of the Group's current financial year.

MTN South Africa increased its pre-paid capable subscriber base to 3 944 000 subscribers and added 37 000 subscribers to its post paid base, which stood at 928 000 as at 31 December 2002. Blended Average Revenue Per User (ARPU) numbers remained at R210 per month. Post-paid ARPU currently stands at R611 per month, while pre-paid ARPU of R103 was recorded. Pre-paid subscribers now constitute 81% of MTN South Africa's subscriber base.

MTN International, the operating division responsible for MTN's operations outside South Africa, continued to experience strong subscriber growth of 30% to record a total of 1 789 000 subscribers for the quarter 1 October 2002 to 31 December 2002, and total growth of 99.5% since the beginning of the financial year 1 April 2002. A major contributor to this was MTN Nigeria who contributed 908 000 subscribers, a 49.1% increase since 1 October 2002. In addition, MTN Nigeria reached the one million subscriber mark this week (10 February 2003).

Subscriber numbers for the MTN Group's remaining international operations together with percentage changes since 1 October 2002 were as follows:

MTN Cameroon	381 000	+ 20.6%
MTN Uganda	336 000	+ 12.8%
MTN Rwanda	97 000	+ 7.8%
MTN Swaziland	67 000	+ 6.3%

ARPU levels in US$ for the respective countries were as follows:

- MTN Nigeria 54
- MTN Cameroon 22
- MTN Uganda 33
- MTN Rwanda 27
- MTN Swaziland 22

"With MTN Nigeria recently achieving one million actively paying subscribers on its network, the Group remains well positioned to continue to spread its services across Africa," said Group CEO, Phuthuma Nhleko.

Ends.

Issued by Dr Yvonne Muthien, Group Executive: Corporate Affairs

For further information:
Portia Maurice, GM: Corporate Communication 083 212 7843
Sarah Chapman, Kilimanjaro Communication 083 200 3020

###11/02/2003 - Trading Update For Mtn Group###

11/02/2003 - 20:12:17

MTN GROUP LIMITED
(formerly M-CELL LIMITED)
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
(Share code MTN ISIN ZAE000042164)
("MTN Group" or "the Company")

TRADING UPDATE FOR MTN GROUP

As at 31 December 2002, the Company recorded a total of 6 661 000 mobile subscribers on its networks in South Africa and other African countries. This is
a 17.7% growth during the third quarter ended 31 December 2002, and a 39.5% growth since 1 April 2002, the beginning of the Company's current financial year.

MTN South Africa increased its pre-paid capable subscriber base to 3 944 000 subscribers and added 37 000 subscribers to its post paid base, which stood at 928 000 on 31 December 2002. Blended Average Revenue Per User ("ARPU") numbers remained at R210 per month. Post-paid ARPU currently stands at R611 per month, while pre-paid ARPU of R103 per month was recorded. Pre-paid subscribers now constitute 81% of MTN South Africa's subscriber base.

MTN International continued to experience strong subscriber growth of 30% to 1 789 000 total subscribers for the quarter 1 October 2002 to 31 December 2002 and
total growth of 99.5% since the beginning of the financial year commencing 1 April 2002. MTN Nigeria Communications Limited ("MTN Nigeria") contributed 908 000 subscribers, a 49.1% increase since 1 October 2002, and reached the one million subscriber mark on 10 February 2003.

Subscriber numbers for the MTN Group's remaining international operations together with percentage changes since 1 October 2002 are as follows:

MTN Cameroon Limited ("MTN Cameroon")	-	381 000 -	+ 20.6%
MTN Uganda Limited ("MTN Uganda")	-	336 000 -	+ 12.8%
RwandaCell S.A.R.L ("MTN Rwanda")	-	97 000 -	+ 7.8%
SwaziMTN Limited ("MTN Swaziland")	-	67 000 -	+ 6.3%

ARPU levels in US$ for the respective countries are as follows:

- MTN Nigeria 54
- MTN Cameroon 22
- MTN Uganda 33
- MTN Rwandacell 27
- MTN Swaziland 22

Sandton
11 February 2003
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 11/02/2003 04:00:00 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

MTN creates jobs in Limpopo with new call centre
Thursday, 30th January 2003

MTN will open the doors of it's new Call Centre in Limpopo next week, XX January. With exisiting centres in Gauteng and Kwa-Zulu Natal, the new call centre, in Polokwane, ...

The Limpopo call centre was erected within a low income housing area for strategic reasons and for job creation.

Service quality on a GSM network depends significantly on how well the technology is optimised to meet subscriber requirements, and these strong figures confirm that the capacity of MTN's network to handle high traffic volumes is in good standing. MTN constantly strives to boost the capacity of its network, resulting in a permanent capacity increase in the areas where it operates.

Says Yvonne Muthien, MTN Group Executive: Corporate Affairs: "*TMTN is committed to enhancing the lives of its customers, and the ability of our network to avoid congestion ensured that MTN subscribers remained connected during busiest periods of the festive season.*"

MTN prides itself on the quality of its network and is dedicated to offering its customers quick response times, quality advice and simple delivery systems. One of the largest national networks in the world, MTN's network quality and coverage is world class, where MTN South Africa's GSM network has close to 4 000 sites covering 19 200 kilometres of road and 800 000 square kilometres of land.

MTN employs more than 1,000 customer service agents ensuring an ongoing assessment of its entire customer facing process, and has a formal structure in place for dealing with complaints. MTN's call centre in Gauteng receives and deals with an average of 700 calls every 30 minutes. In any emergency situation subscribers are automatically routed to the call centre in Kwa-Zulu Natal, resulting in an undisturbed service.

"Customer satisfaction is of paramount importance to MTN. We remain committed to offering our customers excellent value through products and services which enhance their lives. The opening of our new call centre in Polokwane" says Yvonne Muthien, Group Executive: Corporate Affairs, MTN Group.

Ends.

Note to editors:

The MTN Group (formerly M-Cell) is an Africa-focused holding company that invests in the telecommunications industry, providing cellular, satellite and internet access services to 14 African countries. MTN South Africa, listed on the Johannesburg Stock Exchange under the umbrella of the MTN Group, is an official sponsor of the ICC Cricket World Cup 2003. MTN supports sustainable development with its rollout of telecommunications services and its investment in community projects focusing on education, science and technology, and arts and culture.

Issued by Yvonne Muthien, Group Executive: Corporate Affairs, MTN Group

For further information, contact:
Portia Maurice: General Manager, Corporate Affairs, MTN Group 083 212 7843
Sarah Chapman, Kilimanjaro Communications 083 200 3020

MTN and Telkom offer cheapest interconnect rates

28th January 2003

As of 1st February 2003, Telkom customers will benefit from reduced call rates to the MTN network. Telkom has introduced revised mobile tariffs for MTN, where a Telkom call to an MTN number will cost R1,618 (excl VAT) per minute peak and R0,973 (excl VAT) per minute off-peak

Says Yvonne Muthien, Group Executive: Corporate Affairs, MTN Group, "This is good news for consumers. Telkom's reduced rates provide more flexibility and favour consumers who are likely to call an MTN number, leading to significant cost savings on cellular calls."

MTN is genuinely committed to decreasing interconnect rates in real terms over time, and has reduced its termination rate to Telkom from R1,28 per minute to R1,25 per minute, bringing lower tariffs to subscribers.

Both Telkom's and MTN's revised tariffs ensure affordable pricing for MTN subscribers and callers to the MTN network. These revised tariffs give consumers a clear indication of what they can expect to spend on calls and users can also determine what they are willing to pay for. Price decreases and increases initiated by Telkom or any of the three cellular operators are subject to approval by ICASA (Independent Communications Authority of South Africa).

Says Muthien, "MTN is constantly trying to find ways of reducing tariffs and welcomes Telkom's tariff revision as it will result in higher levels of competition and better deals for the consumer. Competition in the telecommunications sector in South Africa is necessary and healthy and will assist in growing the market. Innovative and affordable pricing is an essential element for a successful telecommunications environment."

Cellular technology has transformed South Africa's society, bringing cellular services within reach of people without bank accounts or credit records. The reality is that South Africa has succeeded in providing a cellular service that is more affordable and more accessible to many more people than was originally envisaged. The South African cellular market is estimated to be between XXXX and XXXX subscribers.

Ends.

Note to editors:

The MTN Group (formerly M-Cell) is an Africa-focused holding company that invests in the telecommunications industry, providing cellular, satellite and internet access services to 14 African countries. MTN supports sustainable development with its rollout of telecommunications services and its investment in community projects focusing on education, science and technology, and arts and culture.

Issued by Yvonne Muthien, Group Executive: Corporate Affairs, MTN Group

For further information, contact:
Portia Maurice, GM: Corporate Communication, MTN Group 083 212 7843
Sarah Chapman, Kilimanjaro Communication 083 200 3020

MTN's microwave transmission backbone to boost Nigeria's infrastructure

22 January 2003

MTN Nigeria yesterday announced the completion of a high capacity digital microwave transmission backbone. The backbone, named 'The MTN **Y'helloBahn**', was constructed through an investment of $120 million by MTN and can enable up to 1,900 voice calls at the same time.

Nigerian President, Olusegun Obasanjo, formally finalised the completion of the project in Lokoja, Kogi State. Lokoja was the first capital of Nigeria, the point at where the northern and southern axis, respectively, of the transmission backbone, meet.

Says Adrian Wood, CEO: MTN Nigeria,"Y'helloBahn is Nigeria's first nationwide transmission backbone and easily the most extensive transmission infrastructure in all of Africa. The backbone has been designed to fully support MTN's standard of service in Nigeria and enhance Nigeria's telecommunications infrastructure. Through the erection of Y'helloBahn, coverage and call quality on the MTN network in Nigeria will improve and the likelihood of congestion on the network will be heavily reduced."

MTN Nigeria's microwave backbone spans 3,400 kilometres, and stretches from the north to the south-east and south-west respectively. The backbone covers major Nigerian towns and many smaller towns, villages and communities. In all, well over 120 towns and communities are linked by Y'helloBahn and many communities will have access to global information and technology for the first time.

In addition, the backbone will enable MTN Nigeria to provide coverage on a growing number of highways in Nigeria. Road coverage will enable MTN subscribers to keep in touch with the world even while on the move. MTN motorists will now be able to call for assistance in the case of breakdowns or accidents.

Says Wood, "Y'helloBahn was built by Nigerians for Nigerians. A nation-wide transmission backbone has not existed in Nigeria before now. Prior to building the microwave backbone, MTN Nigeria relied on satellite transmission to link inter-city transmissions. MTN is clearly demonstrating that it is in Nigeria for the long haul and that its development is inextricably linked to the growth and development of our great country."

In developing countries, where fixed line access is traditionally concentrated in urban areas, MTN has made significant inroads in increasing coverage in rural and underdeveloped areas. MTN is committed to development across the continent, where it continually strives for the highest standards of service excellence and to fulfil the high expectations customers have come to associate with its services.

Ends.

Note to editors:

The MTN Group (formerly M-Cell) is an Africa-focused holding company that invests in the telecommunications industry, providing cellular, satellite and internet access services to 14 African countries. MTN supports sustainable development with its rollout of telecommunications services and its investment in community projects focusing on education, science and technology, and arts and culture.

Issued by Yvonne Muthien: Group Executive: Corporate Communication, MTN Group

For further information, contact:
Portia Maurice: GM: Corporate Communication, MTN Group 083 212 7843
Sarah Chapman, Kilimanjaro Communication Management Consultants 083 200 3020

###08/01/2003 - Mtn Group Limited - Further Cautionary Announcement###

08/01/2003 - 20:05:37

MTN Group Limited
(Formerly M-Cell Limited)
(Incorporated in the Republic of South Africa)
(Registration Number 1994/009584/06)
Share code: MTN
ISIN code: ZAE 000042164
("Company")
Further cautionary announcement
Further to the cautionary announcement dated 22 November 2002, shareholders are
advised that the Company is still involved in discussions in relation to a potential transaction involving some of the Company's non-South African assets.
Accordingly, shareholders are advised to continue exercising caution when dealing in their shares until a further announcement is made.
Sandton
8 January 2002
Date: 08/01/2003 01:26:00 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

MTN connects families and friends through voice and data
6th January 2003

MTN's network presents a promising start to 2003, reporting record festive season calls and SMS statistics, as the Group continues to successfully connect families and friends through voice and data. During December, traditionally one of the busiest periods for the cellular industry, more than 600 million calls were carried successfully on MTN's network.

More specifically on Christmas Day, 12 million calls were made (a 47% increase from the previous year). The total number of SMS sent over Christmas and New Year from the MTN network was 39.7 million. The peak hour on the network is around midnight on New Year's Eve, when almost 4 million calls (a 52% increase from the previous year) and 9.6 million SMS's were attempted. The busiest day was 13 December when MTN recorded the highest load on the network to date, more than 13 million calls.

Service quality on a GSM network depends significantly on how well the technology is optimised to meet subscriber requirements, and these strong figures confirm that the capacity of MTN's network to handle high traffic volumes is in good standing. MTN constantly strives to boost the capacity of its network, resulting in a permanent capacity increase in the areas where it operates.

Says Yvonne Muthien, MTN Group Executive: Corporate Affairs: "The effectiveness of MTN's network to successfully transmit calls and SMS's during the festive season reiterates the importance of, and need for, wireless technology. Almost 25% of South Africa's population use their cell phones to keep in touch with family and friends. MTN is committed to enhancing the lives of its customers, and the ability of our network to avoid congestion ensured that MTN subscribers remained connected during busiest periods of the festive season."

MTN prides itself on the quality of its network and is dedicated to offering its customers quick response times, quality advice and simple delivery systems. One of the largest national networks in the world, MTN's network quality and coverage is world class, where MTN South Africa's GSM network has close to 4 000 sites covering 19 200 kilometres of road and 800 000 square kilometres of land.

MTN employs more than 1,000 customer service agents ensuring an ongoing assessment of our entire customer facing process, and has a formal structure in place for dealing with complaints. MTN's call centre in Gauteng receives and deals with an average of 700 calls every 30 minutes. In any emergency situation subscribers are automatically routed to the call centre in Kwa-Zulu Natal, resulting in an undisturbed service.

"Customer satisfaction is of paramount importance to MTN. We remain committed to offering our customers excellent value through products and services which enhance their lives." says Yvonne Muthien, Group Executive: Corporate Affairs, MTN Group.

Ends.

- MTN can confirm that reports in the media at the beginning of the week, suggesting that MTN subscribers in Johannesburg experienced delays when calling the Gauteng call centre on Friday, 27th December, were inaccurate. Sixty seven temporary workers based at MTN's call centre in Gauteng instigated industrial action resulting from a breakdown in communications between temporary staff and their respective employment agencies. Subscribers were not affected by the dispute since calls were automatically routed to MTN's Kwa-Zulu Natal call centre. Representatives from the employment agencies consulted their staff, and the dispute was resolved within an hour.

Issued by Jenny Forbes, Senior Manager: Public Communication, MTN SA

For further information, please contact:
Jenny Forbes, Senior Manager: Public Communication, MTN SA 083 212 0070

###09/12/2002 - Mtn Group Limited - Directors Dealing In Securities###

09/12/2002 - 20:05:02

MTN Group Limited
Share Code : MTN
ISIN Code : ZAE000042164
In compliance with rule 3.72 to 3.75 of the JSE Listings requirements the following information should be noted:

Name of director	: Mr Sifiso Dabengwa
Date of Transaction	: 2 December 2002
Option Strike Price (per share)	: R11.73
Sale Price (per share)	: R13.63
Amount of shares	: 187 576
Class of Security	: Ordinary shares of 0.01 cents each
Nature of transaction	: Exercise of Options and sale of shares
Nature of transaction	: Beneficial

Date: 09/12/2002 10:50:00 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###09/12/2002 - Purchase Of An 18.7% Shareholding In Mtn Group By Newshelf 664 And Fur###

09/12/2002 - 20:05:04

cautionary announcement
MTN GROUP LIMITED
(formerly M-CELL LIMITED)
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
(Share code MTN ISIN ZAE000042164)
("MTN Group" or "the company")
Purchase of an 18.7% shareholding in MTN Group ("the Purchase") by Newshelf 664
(Proprietary) Limited ("the Purchaser") and further cautionary announcement

Further to the cautionary announcements dated 26 November 2002 and 5 December 2002 the company has been informed by the Purchaser, which is a company whose ordinary shares will be indirectly held predominantly for the benefit of staff who are currently beneficiaries of the MTN Group share trust, that a sale agreement has been signed, and the purchase is now subject only to the fulfilment of certain conditions precedent.

Having regard to the company's corporate governance procedures, an independent committee of directors of the company ("the independent committee") was established to assess the impact of the Purchase on the company and its subsidiaries. The independent committee is satisfied that, subject to final review of the sale agreement and other relevant documentation, it is not forseen that the Purchase will have an adverse impact on the company and its subsidiaries.

Shareholders are accordingly advised to continue to exercise caution when dealing in their MTN Group shares until the company announces that it has been advised that the remaining conditions precedent to the Purchase have been fulfilled.

Sandton
9 December 2002

Financial Adviser to Independent Directors of MTN Group	Investment bank to the purchaser	Sponsor
Deloitte & Touche Corporate Finance	Nedcor Investment Bank Limited	Merrill Lynch South Africa (Pty) Limited
Legal adviser to Independent Directors of MTN Group	Legal adviser to the purchaser	
Werksmans	Edward Nathan and Friedland (Pty) Limited	

Date: 09/12/2002 04:59:00 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

MTN's commitment to development in Africa
5th December 2002

Facilitating economic development in Africa is a golden thread that runs through MTN's investment philosophy. Business enterprises with operations on the continent have an overall responsibility to contribute as effectively as possible to economic development in Africa, ensuring the success of the NEPAD initiative, of which MTN is a staunch supporter.

As a leading African communications company, MTN is contributing towards NEPAD's objectives through targeted social and infrastructure investments in six African countries (Cameroon, Nigeria, Rwanda, Swaziland, South Africa and Uganda). The MTN Group has invested R12 billion in bringing communications solutions to Africa – via cellular, fixed line, satellite, internet connectivity and mobile application solutions.

Known first and foremost as a world class cellular network operator, MTN also has a strong commitment to being a good corporate citizen, partnering with governments and communities to address social needs. The Group's infrastructure not only provides networks that enable communication across countries and continents but also facilitates and supports other infrastructural and social development initiatives that contribute to long-term domestic benefits for the countries within which it operates.

Dr Yvonne Muthien, MTN's Group Executive: Corporate Affairs, said: "MTN is driving economic progress in underdeveloped communities by installing new networks that boast the latest global technology and by investing in social development. As wireless technology continues to develop, disadvantaged communities will benefit most."

MTN has made significant inroads in increasing coverage and teledensity in rural and underdeveloped areas, and with the recent increase in foreign exchange liberalization, the Group is in a strong position to secure operational success across Africa for many years to come.

In tune with the cultures and requirements of the continent, the MTN brand is leading the way outside of South Africa, where in a recent East Africa corporate brand survey, the MTN brand was recognized as number one, ahead of Coca-Cola. The integrity of the MTN brand facilitates this recognition. In Uganda, MTN is ranked as the most favourable brand and was awarded the Brand of the Year from This Day, one of Nigeria's major media groups.

The MTN Group, through MTN International, which manages the Group's continental investments in Cameroon, Nigeria, Rwanda, Swaziland and Uganda, has seen many operational highlights during the last six months, recording a profit of R353,8 million after tax.

Many of MTN's initiatives and projects coincide with NEPAD's development priorities. The Group attributes its success to sound legal and regulatory structures and values the experience it has gained in successfully managing the risks investments in Africa pose.

Says Muthien: "In line with our vision to be the leading provider of communications services in Africa, MTN believes in being part of the fabric of the societies where it operates and it believes that this approach will enrich the communities it works with and give substance to its commitment to an African Economic Renaissance."

Ends

Issued by Yvonne Muthien, Group Executive: Corporate Affairs, MTN Group

Pic attached: Yvonne Muthien, Group Executive: Corporate Affairs, MTN Group

Note to editors
The MTN Group (formerly M-Cell) is an Africa-focused holding company that invests in the telecommunications industry, providing cellular, satellite and internet access services to 14 African countries. MTN supports sustainable development with its rollout of telecommunications services and its investment in community projects focusing on education, science and technology, and arts and culture.

For further information
Portia Maurice, General Manager: Corporate Communications 083 212 7843
Sarah Chapman, Kilimanjaro Communications 083 200 3020

###26/11/2002 - Mtn Group Limited - Announcement###

26/11/2002 - 20:08:55

MTN Group Limited
(formerly M-Cell Limited)
(Incorporated in the Republic of South Africa)
(Registration Number 1994/009584/06)
(Share code MTN ISIN ZAE000042164)
("MTN Group" or "the company")

PURCHASE OF AN 18.7% SHAREHOLDING IN MTN GROUP BY NEWSHELF 664 (PTY) LIMITED (THE "PURCHASER") AND FURTHER CAUTIONARY

Further to the cautionary announcement dated 18 November 2002, the company has been informed by the purchaser that Transnet Limited, on behalf of Ice Finance BV, the holder of approximately 18.7% of the issued share capital of MTN Group,
has agreed to sell its shareholding to the purchaser (the "sale").

MTN Group has been informed further that:

the purchaser is a company whose ordinary shares will be indirectly held for the
benefit of staff who are currently beneficiaries of the MTN Group share trust;

the sale will further enhance the South African black economic empowerment and employee ownership profile of MTN Group;

this beneficial interest in shares in the MTN Group is structured such that benefits will accrue to participants on a long-term vesting basis;

certain financiers will also hold long-term beneficial economic interests in the
purchaser; and

the sale is subject to conditions precedent being met by 3 December 2002 (or such later date as the parties may mutually agree).

Notwithstanding that the company is not a party to the sale and that the company
is not providing any financial assistance for the sale, the company has established a committee of independent non-executive directors of MTN Group to consider the impact of the sale on the MTN Group.This committee has in turn appointed legal and financial advisers to advise on the implications of the sale
for the MTN Group.

Shareholders are advised to continue to exercise caution when dealing in their MTN Group shares until the company announces that it has been advised that the conditions precedent to the sale have been met.

Sandton
26 November 2002

Financial Adviser to Independent Directors of MTN Group	Investment bank to the purchaser	Sponsor
- Deloitte & Touche Corporate Finance	NIB	- Merrill Lynch

	Nedcor Investment Bank Limited	Merrill Lynch South Africa (Pty) Limited
Legal adviser to Independent Directors of MTN Group	Legal adviser to the purchaser	
Werksmans	ENF Edward Nathan and Friedland (Pty) Limited	

Date: 26/11/2002 05:14:32 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###26/11/2002 - Mtn Group Limited (formerly M-cell Limited) - Interim Results Review F###

26/11/2002 - 20:08:55

month period ended 30 September 2002
MTN Group Limited (formerly M-Cell Limited)
(Incorporated in the Republic of South Africa)
Registration number 1994/009584/06
Share Code: MTN
ISIN Code: ZAE000042164
Commentary
OVERVIEW
MTN Group Limited ("MTN Group" or "the Group") (formerly M-Cell Limited) has resumed its positive growth trend after a year of muted earnings caused by initial investment costs arising from its expansion into Africa. The Group now reports pleasing results for the six-month period ended 30 September 2002.
The Group's consolidated revenue increased by 68% to R8 683,5 million compared to the same period last year. Earnings before interest, tax, depreciation and amortisation ("EBITDA") grew by 79% to R2 687,1 million, while headline earnings
per share ("headline EPS") reached 60,9 cents. A significant contributor to these increases was the operations of MTN International (Proprietary) Limited ("MTN International"), which houses the Group's other African operations. MTN Cameroon Limited ("MTN Cameroon") and MTN Nigeria Communications Limited ("MTN Nigeria") have both reached profitability after tax and produced better than anticipated results.
The Group has successfully diversified its income streams. African operations contributed 34% to Group revenue, 39% to Group EBITDA and 26% to headline EPS. A total of 5,7 million capable subscribers was recorded in MTN Group's managed operations, an increase of 19% since March 2002.
The following transaction and change in accounting policy had an impact on the results:
- The disposal of 30% in MTN Cameroon to Broadband Telecom, a local shareholder group in compliance with licence obligations.
- A change in accounting policy for connection incentives was implemented to
bring the Group's treatment of subscriber acquisition costs in line with international best practice. Connection incentives are no longer capitalised and
amortised over 12 months, but are expensed in the period in which they occur. Prior period comparatives have been appropriately restated to reflect that change and to facilitate year-on-year comparison.
REVIEW OF RESULTS
Income statement
Revenue for the Group increased by 68% from R5 170,2 million to R8 683,5 million
compared to the same period in the previous year. MTN International increased

revenue from R449,0 million to R2 968,8 million, contributing 34% to Group revenue. The more mature wireless South African operations achieved modest growth in revenue of 21% to R5 646,7 million.

Consolidated Group EBITDA was R2 687,1 million, a 79% increase year on year. The overall EBITDA margin for the Group increased to 30,9% from 29,1% compared to the same period in the previous year. The encouraging performance of the established African operations and the positive EBITDA levels achieved by MTN Nigeria were contributing factors, offsetting an EBITDA margin decline in South African operations.

As expected, net finance costs for the Group increased by 78% to R279,7 million compared to the same period last year. This resulted from increased borrowings by MTN Cameroon and MTN Nigeria, which had both raised project finance during previous periods and began to use these facilities to fund their network expansion in the current period.

After a subdued year in 2002, headline EPS increased by 92% to 60,9 cents. South African wireless operations contributed 45,6 cents, an 11,8% increase compared to the same period last year. African operations performed above expectations contributing 16,0 cents due to the earlier-than-anticipated profitability of MTN Nigeria. It should be noted though that significant additional capital expenditure is still required by MTN Nigeria.

Profit after tax, prior to taking into account minority interest, increased to R795,8 million from R219,3 million for the previous period. Attributable earnings for the Group increased 213% to R704,8 million.

Balance sheet and funding

The Group's total assets have increased by 6% to R29 018,5 million since 31 March 2002. Long-term liabilities reduced to R1 821,7 million, while short-term borrowings, including overdrafts, increased to R4 634,9 million. This shortening in the debt maturity profile was due to the reclassification of the current US$450 million syndicated bridge loan facility arranged by Standard Bank London Limited and Sumitomo Mitsui Banking Corporation, which terminates in July 2003.

Management is currently renegotiating the facility and firm underwriting commitments have been received for US$250 million. It is expected that the refinance will be concluded, thus facilitating a realignment of the Group's debt profile by the end of March 2003.

Total net debt for the Group has decreased to R3 679,3 million since March 2002, partly due to the strengthening of the South African rand during the period under review. As a result, the gearing ratio for the Group, being interest-

bearing net borrowings as a percentage of total equity adjusted for R10,6 billion of goodwill arising predominantly from the acquisition of shares from Transnet Limited in July 2000, decreased to 54% from 71% at 31 March 2002.

The Group's net offshore US dollar borrowings in MTN International (Mauritius) Limited ("MTN Mauritius"), which were raised to finance the initial capital investments in Nigeria, have increased to US$246 million as a result of additional capital calls by MTN Nigeria in April of this year. Management continues to pursue every effort to reduce this exposure in line with the South African Reserve Bank ("SARB") regulations. After 30 September 2002, the Group used approximately R170 million to reduce its offshore borrowings in line with previous SARB approvals. In addition, the Group invested R500 million in an international sinking fund policy, thus effecting an indirect US dollar hedge. In this respect, the Group welcomes the recent announcement by the Minister of Finance of the further liberalisation of exchange control, especially in regard to funding by South African corporates of investments into Africa. The Group is currently considering how to use these new regulations to facilitate the funding of its investments on the continent.

The Group was asked to report on its SARB approved share placements effected during January 2002 by the Myburgh Commission of Enquiry into the rapid Depreciation of the Rand during the last Quarter of 2001. The Group was found not to have contravened SARB regulations.

REVIEW OF OPERATIONS

MTN South Africa

Mobile Telephone Networks (Proprietary) Limited ("MTN") and MTN Service Provider (Proprietary) Limited ("MTN SP") (formerly M-Tel (Proprietary Limited) (together "MTN South Africa") continue to face a challenging, competitive and difficult economic environment.

Revenue increased by 21% to R5 646,7 million, while EBITDA grew by 13% to R1 635,1 million. Trading conditions remained competitive and the EBITDA margin decreased to 29,0% from 31,0% compared to the same period the previous year as a result of increased subscriber acquisition costs and higher interconnect costs.

Over the past year, MTN South Africa had embarked on a strategy to balance value with volume. As a result, Average Revenue per User ("ARPU") per month for the period has marginally increased to R210 from R208 in March 2002. ARPU for post-paid increased to R602 while a small decline to R101 occurred in the pre-paid segment since March 2002. However, overall subscriber growth slowed, showing an increase of 11% to 4 284 000 since March 2002. The overall base consists of

post
paid subscribers of 891 000, an increase of 5% or 39 000, and pre-paid subscribers of 3 393 000, a 12% increase since March 2002. A higher than expected level of involuntary churn was experienced during the period under review.
In recognition of the competitive trading environment and the depth of the market, the Group refined its focus-on-value approach and launched several new pre-paid product offerings during the last few months of the period under review. New package options were introduced into the market offering innovative
tariff structures as well as loyalty/retention benefits. As a result, it is anticipated that a more desirable balance between pre-paid and post-paid subscribers as well as a reduction in pre-paid churn will be achieved.
It is pleasing to note that MTN's share of active subscribers has not been negatively impacted by the third operator.
In regard to data, MTN was the first South African operator to market in launching GPRS services, branded as MTNDataLive. During the trial phase, approximately 30 000 users had tested the GPRS-enabled handsets.
MTN South Africa has also partnered global technology companies Microsoft and Ericsson in delivering unique offerings to corporate South Africa. MTN Office Xchange was launched, allowing corporate access via cellphone to all functionalities of Microsoft Outlook through the customers' own mail servers. This is in line with providing customers cost-effective and useful applications
and solutions rather than pure technologies. MTN South Africa continues to expand its partner base from technology providers to solution integrators. These
efforts have longer lead times but are expected to contribute to revenue in the
future. While the impact of these new services is not yet materially reflected in the revenue numbers - data contributed around 3% or R172 million to the South
African revenue - it is anticipated that revenue from data will increase in the
years to come.
MTN International
MTN International's operations have performed above expectations. Revenue increased from R449 million to R2 968,8 million compared to the same period last
year, with EBITDA levels reaching R1 056,2 million. All operations provided a positive contribution to profit after tax.
MTN Cameroon achieved a turnaround in the period under review. With a new management team in place, revenue increased to R366,8 million and a 30% EBITDA margin was achieved. A profit after tax of R21,6 million was recorded before taking account of minority interests. Subscriber growth continues to be strong,
reaching 316 000 by 30 September 2002, a 41% increase since March 2002. ARPU levels have stabilised at US$21.

MTN Nigeria enjoyed a successful first year. Total revenue of R2 223,1 million was recorded with the EBITDA margin reaching 37%. A strong demand for our services resulted in a profit after tax of R420,7 million. During the period under review, significant investments were made in the network roll-out. MTN Nigeria now covers 26 cities and over 60 smaller towns, villages and communities from a total of over 300 sites. MTN Nigeria is currently in the process of finalising its project finance facilities of around US$380 million. Given the better than anticipated performance, the funding plan was reviewed causing a delay in closing the financing arrangements.

MTN Uganda continues to deliver strong results despite intensifying competition. Subscriber numbers increased to 298 000, a 34% increase since March 2002, while ARPU levels declined only slightly to US$34.

MTN Rwandacell and MTN Swaziland both turned in good performances. Subscriber growth was 30% to 90 000 and 15% to 63 000 subscribers respectively during the period under review.

Notwithstanding these pleasing results, MTN International's African operations face a number of ongoing challenges, which includes managing the regulatory and political environment, currency volatilities and interconnect issues. Management, together with its local strategic partners, continues to address these issues in the respective countries.

Strategic Investments

This division comprises Orbicom (Proprietary) Limited ("Orbicom"), MTN Network Solutions (Proprietary) Limited ("MTN NS") and Airborn. Orbicom's core satellite distribution business remained steady, whilst its Electronic Funds Transfer ("EFT") operation in Ghana started to generate revenue. MTN NS continued to grow its revenue base, although market conditions in its sector remain extremely competitive. Overall, the performance of the entities within Strategic Investments was below expectations.

The South African government issued an Invitation to Apply ("ITA") for a 51% interest in the Second Network Operator ("SNO") in May this year. The Group has thoroughly investigated the opportunity and its potential impact on the telecommunications environment in South Africa. A decision was taken not to participate in the bid process. A Memorandum of Understanding was concluded with one of the bidding consortiums, Goldleaf Trading (Proprietary) Limited, to leverage the Group's infrastructure and network and to provide know-how on a commercial basis. The agreement is non-exclusive.

Directorate

The Group also welcomes two non- executive directors, Ms Sindi Mabaso and Mr Alan van Biljon. Mr van Biljon will also serve as chairman of the Audit Committee. The board extends its thanks to Dr Chris Jardine who resigned from

the board in October 2002.

PROSPECTS

MTN South Africa faces a more maturing market and an increasingly competitive trading environment nevertheless, the Group anticipates that the performance of
MTN International's operations will contribute to ongoing growth. Overall, the board is confident that the Group will continue to perform soundly against its set objectives.

The Group will continue to explore further African opportunities in line with its vision to become the leading provider of communication services on the continent.

During the period under review, Mr Cyril Ramaphosa succeeded to the post of non-
executive chairman of the board and Mr Phuthuma Nhleko accepted the position of
chief executive officer for the Group.

DIVIDEND

As a result of the ongoing funding requirement for the Group's expansion into Africa, the directors believe that it is in the best interest of shareholders to
reinvest retained earnings to restrict borrowing levels. Accordingly, no interim
dividend is proposed. The dividend policy will be reviewed on a regular basis to
ensure optimisation of shareholder value.

CAUTIONARY ANNOUNCEMENTS

The Group issued a cautionary announcement on 31 July in respect of its potential financial exposure following the liquidation of the CNA Group. Based on further legal review of the position, it is now considered unlikely that the
MTN Group will have any additional exposure other than already anticipated. This
cautionary announcement is accordingly withdrawn.

The Group also issued a cautionary announcement on 22 November 2002 in respect of preliminary discussions in relation to a potential transaction involving its
non-South African assets. No further developments have occurred since the release. Shareholders are still advised to exercise caution when dealing in MTN
Group shares until a further announcement is made.

For and on behalf of the board

M C Ramaphosa P F Nhleko

(Non-executive Chairman) (Chief Executive Officer)

26 November 2002

Sandton

Consolidated income statement

	6 months	6 months*	Year*
	ended	ended	ended

	30 Sept 2002 Reviewed Rm	30 Sept 2001 Reviewed Rm	% change	31 March 2002 Audited Rm
Revenue	8 683,5	5 170,2	68,0	12 432,0
Cost of sales	(3 594,5)	(2 066,3)		(5 081,1)
Gross profit	5 089,0	3 103,9	64,0	7 350,9
Operating expenses - net of sundry income	(2 401,9)	(1 599,3)		(3 724,7)
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	2 687,1	1 504,6	78,6	3 626,2
Depreciation	(766,8)	(455,3)		(1 081,6)
Amortisation	(138,3)	(50,5)		(175,1)
Profit from operations before goodwill amortisation	1 782,0	998,8	78,4	2 369,5
Goodwill amortisation	(297,5)	(291,8)		(592,0)
Profit from operations	1 484,5	707,0	110,0	1 777,5
Finance income	72,6	65,1		130,5
Finance costs	(352,3)	(222,0)		(447,4)
Share of profits (losses) of associates	0,8	(2,1)		(4,8)
Profit before taxation	1 205,6	548,0	120,0	1 455,8
Taxation	(409,8)	(328,7)		(908,4)
Profit after taxation (PAT)	795,8	219,3	262,9	547,4
Minority interest	(91,0)	6,0		44,5
Attributable earnings	704,8	225,3	212,8	591,9
Contribution to attributable				

earnings				
Wireless telecommunications (MTN)	1 013,5	517,7	95,8	1 196,0
- South Africa	750,1	663,3	13,1	1 454,3
- Rest of Africa	263,4	(145,6)		(258,3)
Satellite communications (Orbicom)	(11,2)	(0,6)		(12,1)
Gain on disposal of 80% shareholding in MTN Cameroon	(90,5)	-		-
Provision against loan arising on disposal of MTN Cameroon to reflect net asset value	90,5	-		-
Basic headline earnings	1 002,3	517,1	93,8	1 183,9
Goodwill amortisation	(297,5)	(291,8)		(592,0)
Attributable earnings	704,8	225,3	212,8	591,9
Basic headline earnings per ordinary share (cents)				
Wireless telecommunications (MTN)	61,6	31,8	93,7	73,2
- South Africa	45,6	40,8	11,8	89,0
- Rest of Africa	16,0	(9,0)		(15,8)
Satellite telecommunications (Orbicom)	(0,7)	(0,0)		(0,7)
Basic headline earnings per share (cents)	60,9	31,8	91,5	72,5
Effect of	(18,1)	(17,9)		(36,3)

goodwill amortisation				
Attributable earnings per share (cents)	42,8	13,9	207,9	36,2
Number of ordinary shares in issue:				
- Weighted average (000)	1 646 566	1 626 067		1 632 853
- At period end (000)	1 651 292	1 638 007		1 640 437

* Restated for change in accounting policy for connection incentives (note 10)

Summarised consolidated balance sheet

	6 months ended 30 Sept 2002 Reviewed Rm	6 months* ended 30 Sept 2001 Reviewed Rm	Year* ended 31 March 2002 Audited Rm
ASSETS			
Non-current assets	23 358,6	20 751,8	23 242,4
Property, plant and equipment	9 044,5	6 296,9	8 321,6
Goodwill	10 598,9	11 061,7	10 802,6
Intangible assets	3 193,3	3 017,6	3 684,8
Investments and loans	449,2	326,6	347,5
Deferred taxation	28,9	49,0	42,1
Non-current prepaid tax	43,8	-	43,8
Current assets	5 659,9	2 959,2	4 170,1
Bank balances, deposits, cash and amounts receivable on demand	1 529,0	647,1	1 214,2
Securitised cash deposits **	1 248,3	9,6	354,1
Other current assets	2 882,6	2 302,5	2 601,8
Total assets	29 018,5	23 711,0	27 412,5
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' interest	16 457,5	15 226,0	15 915,8

Minority interests	941,1	595,5	820,6
Non-current liabilities	2 777,6	4 660,4	6 201,7
Long-term liabilities	1 821,7	3 886,2	5 297,8
Deferred taxation	955,9	774,2	903,9
Current liabilities	8 842,3	3 229,1	4 474,4
Non-interest bearing liabilities	4 207,4	2 405,9	3 996,7
Interest bearing liabilities	4 634,9	823,2	477,7
Total equity and liabilities	29 018,5	23 711,0	27 412,5
Net asset value per ordinary share (rand)			
- Book value	9,97	9,30	9,70
Net debt/equity	0,21	0,26	0,25
Net debt/equity (excluding goodwill)	0,54	0,85	0,71

* Restated for change in accounting policy for connection incentives and reclassification of letters of credit in MTN Nigeria from other current assets

** These monies are placed on deposit with banks in Nigeria to secure letters of credit

Summarised consolidated cash flow statement

	6 months ended 30 Sept 2002 Reviewed Rm	6 months* ended 30 Sept 2001 Reviewed Rm	Year* ended 31 March 2002 Audited Rm
Cash inflows from operating activities	2 186,2	530,9	2 755,3
Cash outflows from investing activities	(1 858,7)	(1 226,7)	(3 501,9)
Cash inflows from financing activities	974,1	394,9	702,4
Net increase (decrease) in cash and cash equivalents	1 301,6	(300,9)	(44,2)
Cash and cash equivalents at beginning of period	1 230,4	803,7	803,7
Reclassification from other current assets	-	24,9	354,1
Foreign entities translation adjustment	(11,2)	(28,5)	116,8

Cash and cash equivalents at end of period	2 520,8	499,2	1 230,4

* Restated for change in accounting policy for connection incentives (note 10)

Summarised group statement of changes in shareholders' equity

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended 30 Sept 2001 Reviewed Rm	Year ended 31 March 2002 Audited Rm
Opening balance at 1 April	15 949,1	14 766,9	14 766,9
Change in accounting policy	(33,3)	(52,6)	(52,6)
Restated opening balance at 1 April	15 915,8	14 714,3	14 714,3
Net profit attributable to ordinary shareholders	704,8	225,3	591,9
Dividends	-	(0,5)	(0,4)
Share capital issued at a premium			
less share issue expenses	138,2	314,8	348,9
Share election reserve	-	(113,5)	(113,5)
Exchange differences arising on			
translation of foreign entities	(301,3)	85,6	374,6
	16 457,5	15 226,0	15 915,8

Segment analysis

	6 months ended 30 Sept 2002 Reviewed Rm	6 months* ended 30 Sept 2001 Reviewed Rm	Year* ended 31 March 2002 Audited Rm
REVENUE			
Wireless telecommunications (MTN)	8 615,5	5 121,3	12 331,0
- South Africa	5 646,7	4 672,3	9 981,7
- Rest of Africa	2 968,8	449,0	2 349,3
Satellite communications	68,0	48,9	101,0

(Orbicom)			
	8 683,5	5 170,2	12 432,0
EBITDA			
Wireless telecommunications (MTN)	2 691,3	1 499,8	3 630,0
- South Africa	1 635,1	1 447,2	3 190,6
- Rest of Africa	1 056,2	52,6	439,4
Satellite communications (Orbicom)	(4,2)	4,8	(3,8)
	2 687,1	1 504,6	3 626,2
PAT			
Wireless telecommunications (MTN)	1 102,9	511,5	1 148,4
- South Africa	749,1	662,6	1 451,9
- Rest of Africa	353,8	(151,1)	(303,5)
Satellite communications (Orbicom)	(11,2)	(0,6)	(12,1)
Corporate head office (goodwill)	(295,9)	(291,6)	(588,9)
	795,8	219,3	547,4

* Restated for change in accounting policy for connection incentives (note 10)

Notes

1. Basis of accounting

These consolidated condensed interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice (GAAP) and Schedule 4 of the South African Companies Act (Act No 61 of 1973) as amended. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2002, except for the change in accounting policy relating to the capitalisation and amortisation of connection incentives, which are now recognised as costs in the period incurred.

2. Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

3. Earnings per ordinary share

The calculation of basic headline earnings per ordinary share is based on attributable earnings before goodwill amortisation of R1 002,3 million (2001: R517,1million) and a weighted average of 1 646 566 391 (2001: 1 626 067 069) ordinary shares in issue.

No fully diluted earnings per ordinary share, in respect of debentures and

options convertible into ordinary shares, have been disclosed as the potential dilution is not considered to be material.

4. Independent review by the auditors

These interim results have been reviewed by our joint auditors PricewaterhouseCoopers Inc. and Nkonki Sizwe Ntsaluba Inc., who have performed their review in accordance with the guideline "Guidance for Auditors on Review of Interim Financial Information" issued by the South African Institute of Chartered Accountants.

The scope of the review was to enable the joint auditors to report that nothing came to their attention that caused them to believe that the interim financial information needs modification, so as to fairly present, in accordance with South African Statements of Generally Accepted Accounting Practice, in all material respects, the financial position of the Group at 30 September 2002, and the results of its operations, cash flows and changes in equity for the period then ended.

It should be recognised that their review did not constitute an audit where a high level of assurance is expressed on the fair presentation of the interim financial information. Accordingly, PricewaterhouseCoopers Inc. and Nkonki Sizwe Ntsaluba Inc. expressed only a moderate level of assurance on the fair presentation of the interim financial information.

A copy of their unqualified review report is available for inspection at the registered office of the company.

5. Listing requirements

This interim report has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended 30 Sept 2001 Reviewed Rm	Year ended 31 March 2002 Audited Rm
6. Interest bearing liabilities			
Call borrowings	256,5	157,5	337,9
Short-term borrowings	4 378,4	665,7	139,8
Current liabilities	4 634,9	823,2	477,7
Long-term liabilities	1 821,7	3 886,2	5 297,8
	6 456,6	4 709,4	5 775,5
7. Capital expenditure incurred	1 833,6	1 239,1	3 355,7
8. Contingent liabilities and commitments			
Local currency	94,8	61,1	181,6

guarantees (ZAR equivalent)			
Operating leases	782,0	1 262,1	954,7
Commitments for capital expenditure			
- Contracted for	1 790,6	481,6	876,0
- Authorised but not contracted for	2 614,4	2 263,6	5 790,7
9. Cash and cash equivalents			
Bank balances, deposits and cash	1 529,0	647,1	1 214,2
Securitised cash deposits	1 248,3	9,6	354,1
Call borrowings	(256,5)	(157,5)	(337,9)
	2 520,8	499,2	1 230,4

10. Change in accounting policy

During the interim period ended 30 September 2002, the Group changed its accounting policy with respect to the treatment of capitalisation and amortisation of connection incentives. In order to align with international industry practice, the Group now recognises connection incentives as costs in the period incurred rather than capitalising connection incentives and amortising the cost over 12 months. The comparative amounts have been appropriately restated. The effects of the change are as follows:

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended 30 Sept 2001 Reviewed Rm	Year ended 31 March 2002 Audited Rm
(Decrease) increase in profit after tax	(17,2)	(12,4)	19,3
(Decrease) increase in profit before tax	(24,6)	(17,8)	27,5
Taxation	7,4	5,4	(8,2)
(Decrease) increase in opening accumulated profits	(33,3)	(52,6)	(52,6)
Gross	(47,6)	(75,1)	(75,1)
Taxation	14,3	22,5	22,5

The change in accounting policy has no effect on the minority interests.

11. Changes in shareholding of subsidiaries

Disposal of 30% shareholding in MTN Cameroon

In April 2002, MTN Mauritius sold 30% of its holding in MTN Cameroon, on loan account, to Broadband Telecom Limited, a company incorporated in Cameroon in compliance with licence obligations.

The Group's financial position has not been significantly affected by this

transaction.

The results of MTN Cameroon are consolidated into the Group financial statements. However, in terms of certain conditions of the disposal agreement, 80% of MTN Cameroon's economic risk still vests with the Group and therefore the consolidated financial statements include 80% of the results of MTN Cameroon.

Increase in shareholding in MTN Nigeria

During the period the Group increased its shareholding in MTN Nigeria from 77,5% to 79,5% as a result of further capital provided to MTN Nigeria.

Registration number: 1994/009584/06 (Incorporated in the Republic of South Africa) Share code: MTN ISIN code: ZAE000042164 American Depository Receipt (ADR) Programme: Cusip No 5527IU109 ADR to ordinary share 1:1 Depository: The Bank of New York, 101 Barclay Street, New York NY 10286 USA Registered office:
3 Alice Lane * Sandown Extension 38 * 2196
Non-executive directors: M C Ramaphosa (Chairman) * D D B Band * Z N A Cindi * P L Heinamann * S N Mabaso * A van Biljon * L C Webb (alternate) * J R D Modise (alternate) Executive directors: P F Nhleko (CEO) * I Charnley * R S Dabengwa * R D Nisbet * P L Zim Company secretary: M M R Mackintosh * 3 Alice Lane * Sandown Extension 38 * 2196 * Private Bag 9955 * Sandton * 2146
Transfer secretaries: Computershare Investor Services Limited * 70 Marshall Street * Johannesburg * 2001 * PO Box 1053 * Johannesburg 2000 Joint auditors:
Nkonki Sizwe Ntsaluba Inc. * 1 Woodmead Drive * Sandton * 2196 * PO Box 2939 * Saxonwold * 2132 and PricewaterhouseCoopers Inc. * 2 Eglin Road * Sunninghill 2157 * Private Bag X36 * Sunninghill * 2157
E-mail: investor_relations@mtn.co.za These results can be viewed on the Group's website at http://www.mtngroup.com
Date: 26/11/2002 05:15:01 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

MTN GROUP REVENUE UP 68%
26 November 2002

The MTN Group Limited (formerly M-Cell Limited) has resumed its positive growth driven by strong performance across all its African operations. Revenue increased by 68% from R5,17 billion to R8,68 billion, while earnings before interest, tax, depreciation and amortisation (EBITDA) grew by a phenomenal 79% to R2,68 billion.

Basic headline earnings per share reached 60.9 cents, an increase of 92%. A significant contributor to these increases was the operations of MTN International, which houses the Group's other African operations. Both MTN Nigeria and MTN Cameroon produced better than anticipated results.

MTN International increased revenue from R0.4 billion to R2,96 billion, contributing 34% to Group revenue. The encouraging performance of the established African operations and the positive EBITDA levels achieved by MTN Nigeria were contributing factors, off-setting an EBITDA margin decline in South African operations.

Says Phuthuma Nhleko, CEO: MTN Group: "The Group has successfully diversified its income streams. Operations outside of South Africa contributed 34% to group revenue, 39% to group EBITDA and 26% to headline EPS. A total of 5,7 million capable subscribers was recorded in the Group's managed operations, an increase of 19% since March 2002."

MTN South Africa, which includes MTN and MTN Service Provider (MTN SP) (formerly M-Tel) continue to face a challenging and competitive economic environment.

Revenue increased by 21% to R5,64 billion, while EBITDA grew by 13% to R1,64 billion. EBITDA margin decreased to 29.0% from 31.0% compared to the same period the previous year as a result of increased subscriber acquisition costs and higher interconnect costs.

Over the past year, MTN South Africa has embarked on a strategy to balance value and volume. As a result Average Revenue per User (ARPU) per month for the period increased marginally from R208 to R210. ARPU for post-paid increased to R602 while a small decline to R101 occurred in the pre-paid segment since March 2002.

There is some evidence that subscriber growth in South Africa has slowed in recent months, with MTN showing an increase of 11% to 4 284 000 since March 2002. The overall base consists of 891 000 post-paid subscribers, an increase of 5%, and pre-paid subscribers of 3 393 000, a 12% increase since March 2002.

Says Nhleko: "The Group launched several new product offerings during the last few months of the period under review. These included innovative tariff packages as well as loyalty/retention benefits. As a result, it is anticipated that a more desirable balance between pre-paid and post-paid subscribers as well as a reduction in pre-paid churn will be achieved."

MTN was the first South African operator to market data through launching its GPRS services, branded as MTN DataLive. During the trial phase, approximately 30 000 users had tested the GPRS enabled handsets.

MTN South Africa has also partnered global technology companies Microsoft and Ericsson in delivering unique offerings to corporate South Africa. MTN Office Xchange was launched, allowing corporate access via cell phone to all functionalities of Microsoft Outlook through their own mail servers.

MTN International's operations in five African countries performed above expectations. Revenue increased from R0.4 billion to R2,97 billion compared to the same period last year, with EBITDA levels reaching R1,06 billion. All operations provided a positive contribution to profit after tax.

MTN Cameroon achieved a turn around in the period under review. With a new management team in place, revenue increased to R366.8 million and a 30% EBITDA margin was achieved. Subscriber growth continues to be strong, reaching 316 000 by 30 September 2002, a 41% increase since March 2002.

MTN Nigeria enjoyed a successful first year. The MTN brand is strongly positioned with market share estimated at around 54%. Total revenue of R2,22 billion was recorded with the EBITDA margin reaching 37%. A strong demand for our services resulted in a profit after tax of R420.7 million.

During the period under review, significant investments were made in the network roll-out. The Nigerian operation now covers 26 cities and over 60 smaller towns, villages and communities with a total of over 300 sites. MTN Nigeria is currently in the process of finalising its project finance facilities of around US$380 million. Given the better than anticipated performance, the funding plan was reviewed.

MTN Uganda continues to deliver strong results despite intensifying competition. Subscriber numbers increased to 298 000, a 34% increase since March 2002.

MTN Rwandacell and MTN Swaziland both turned in good performances. Subscriber growth was up 30% to 90 000 and 15% to 63 000 subscribers respectively during the period under review.

The MTN Group continues to pursue every effort to reduce net off-shore borrowings in line with South African Reserve Bank (SARB) regulations. In this respect, the Group welcomes the recent announcement by the Minister of Finance to further liberalise exchange controls, especially with regard to funding of African investments by South African corporates.

Says Nhleko: "MTN International's operations face a number of ongoing challenges, which include managing the regulatory and political environment, currency volatilities and interconnect issues. Management, together with its local strategic partners, will continue to address these issues in the respective countries. As a result of the ongoing funding requirement for the Group's expansion into Africa, the directors believe that it is in the best interest of shareholders to reinvest retained earnings to restrict borrowing levels."

Within MTN's Strategic Investment Division, Orbicom's core satellite distribution business remained steady, whilst its Electronic Funds Transfer ("EFT") operation in Ghana started to generate revenue. MTN Network Solutions continued to grow its revenue base, although market conditions in its sector remain extremely competitive.

Following the Invitation to Apply (ITA) from the South African Government for a 51% interest in the Second Network Operator (SNO) in May of this year, the Group, having thoroughly investigated the opportunity and its potential impact on the telecommunications environment in South Africa, concluded a Memorandum of Understanding with one of the bidding consortia, Goldleaf Trading, to leverage the Group's infrastructure and network and to provide technical expertise on a commercial, non exclusive basis.

Says Nhleko: "While MTN South Africa faces a more maturing market and increased competitive trading environment, the Group anticipates that the contribution from MTN International's operations will deliver ongoing growth. Overall, the board is confident that the Group will continue to perform soundly against its set objectives. The Group will continue to explore further African opportunities in line with its vision to become the leading provider of communication services on the continent."

Ends

Issued on behalf of the MTN Group by Yvonne Muthien, Group Executive: Corporate Affairs.

Pic attached: Phuthuma Nhleko: MTN Group CEO

Notes to editors

1. The MTN Group (formerly M-Cell) is an Africa-focused holding company that invests in the telecommunications industry, providing cellular, satellite and internet access services to 14 African countries. MTN supports sustainable development with its rollout of telecommunications services and its investment in community projects focusing on education, science and technology, and arts and culture.

2. For further information and to view the webcast of the presentation: www.mtngroup.com

3. To listen to the conference call live tomorrow, Wednesday, 27 November at 16h30, please call toll free: 0800 200 648.

Portia Maurice, General Manager: Corporate Communications	083 212 7843
Monika Steinlechner, General Manager: Corporate Finance	083 212 5710
Sarah Chapman, Kilimanjaro Communications	083 200 3020

###22/11/2002 - Mtn Group Limited - Cautionary Announcement###

22/11/2002 - 20:09:44

MTN Group Limited
(Formerly M-Cell Limited)
(Incorporated in the Republic of South Africa)
(Registration Number 1994/009584/06)
Share code: MTN
ISIN code: ZAE 000042164
("Company")

Cautionary announcement

Shareholders are advised that the Company is involved in discussions in relation to a potential transaction involving some of the Company's non South African assets. Accordingly, shareholders are advised to exercise caution when dealing in their shares until a further announcement is made.
Shareholders are further advised that this cautionary announcement is unrelated
to the cautionary announcement published by the Company on 19 November 2002.

Sandton
22 November 2002

Financial adviser and transaction sponsor
ING Investment Bank

Legal adviser
Webber Wentzel Bowens

Date: 22/11/2002 03:30:55 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###19/11/2002 - Mtn Group - Cautionary Announcement###

19/11/2002 - 20:09:12

MTN Group Limited
("MTN Group" or "the Company")
(formerly M-Cell Limited)
(Incorporated in the Republic of South Africa)
Registration number 1994/009584/06
Share Code: MTN
ISIN Code: ZAE000042164
Cautionary announcement
The Company has been informed that a major unlisted shareholder is in the process of negotiating the sale of its shareholding in the MTN Group. This sale
will not result in an offer to minority shareholders of the MTN Group. The Company advises shareholders to exercise caution when dealing in MTN Group shares until a further announcement is made.
Sandton
18 November 2002
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 19/11/2002 07:40:00 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###08/11/2002 - Mtn - Trading Update###

08/11/2002 - 20:09:02

MTN Group Limited ("MTN" or "the Company")
(formerly M-Cell Limited)
(Incorporated in the Republic of South Africa)
Registration number 1994/009584/06
Share Code: MTN
ISIN Code: ZAE000042164
Trading Update
The board of directors of the Company considers it appropriate to advise shareholders that the Company's consolidated headline earnings per share for the
6 month period ended 30 September 2002 are expected to be materially higher than
those for the corresponding period in the prior year.
It is anticipated that the interim results will be announced after close of business on 26 November 2002.
Sandton
8 November 2002
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 08/11/2002 08:00:00 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###31/10/2002 - Mtn Group Limited - Mtn Appoints New Board Member###

31/10/2002 - 20:10:42

MTN Group Limited ("the company")
(formerly M-Cell Limited)
(Incorporated in the Republic of South Africa)
Registration number 1994/009584/06
Share Code: MTN
ISIN Code: ZAE000042164

The MTN Group Limited (formerly M-Cell Limited) ("MTN") announced today that Alan Van Biljon has been appointed to the Board of Directors as an independent Non-executive Director and Chairman of the Audit Committee. This appointment is in terms of the Board's objective of appointing top calibre non-executives. Van Biljon's appointment takes effect 1st November 2002.

Van Biljon has a Bachelor of Commerce Degree from University of Natal, a Master of Business Administration Degree from the University of Cape Town and is a Member of the Natal Institute of Chartered Accountants. In 1969 he served his articles with Deloittes in Durban, he then proceeded to take up several prominent Group Financial Director positions including Sun International and Wooltru, and for the last five years as Group Financial Director for the Standard Bank Group.

Johnnic Chairman and MTN Group Director, Cyril Ramaphosa, said: "We look forward to Alan's valued support and wish him every success in his appointment."

Ends.

Issued by Yvonne Muthien, GE: Corporate Affairs, MTN

For further information contact:

Pearl Majola: Corporate Affairs, MTN	083 212 2459
Sarah Chapman: Kilimanjaro Communications	083 200 3020

Date: 31/10/2002 05:57:22 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###05/09/2002 - M-cell Limited - Change Of Company Name###

05/09/2002 - 20:09:27

M-Cell Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
("M-Cell" or "the company")
Share Code: MCE
ISIN: ZAE000023115

Change of Company Name

The board of directors of M-Cell is authorised to announce that a special resolution will be proposed at the annual general meeting of M-Cell to be held on Monday, 30 September 2002 at 15:00, to change the name of the company from M-Cell Limited to MTN Group Limited.

The change of the company's name is proposed by the board of directors and will better reflect its current position and bring greater brand consistency to the company and its subsidiaries.

Subject to the special resolution for the change of the company's name being passed by the requisite majority of M-Cell shareholders at the annual general meeting, shareholders who have dematerialised their M-Cell shares ("dematerialised shareholders") need not take any further action as the safe custody accounts that they hold with their Central Security Depository Participant ("CSDP") or stockbroker will be updated with the new name and new statements will be issued.

M-Cell shareholders who have not dematerialised their M-Cell shares ("certificated shareholders") are required to surrender their share certificates and/or other documents of title in respect of all their M-Cell shares by completing a surrender form and posting it together with their share certificates and/or documents of title in the pre-paid envelope provided, at such shareholder's risk, or delivering the surrender form together with their share certificates and/or other documents of title to the shareholder communication agent, Georgeson Shareholder Communications South Africa (Pty) Ltd, SMG Building, 108 Johan Avenue, Sandton, 2146, PO Box 652000, Benmore, 2010, also at such shareholder's risk.

The M-Cell annual report, incorporating the notice of annual general meeting, a form of proxy together with a circular regarding the proposed change of name and surrender form will be posted to shareholders on or about 6 September 2002.

Important Dates and Times

	2002
Last day for forms of proxy to be lodged by 15:00 on	Thursday, 26 September
Annual general meeting to be held at 15:00	Monday, 30

on	September
Results of general meeting to be published on or about (on SENS on 30 September)	Tuesday, 1 October
Last day to trade in M-Cell shares under old name	Friday, 11 October
Trading in the new name will commence on	Monday, 14 October
Record date (last day on which trades can be settled in old name)	Friday, 18 October
Dematerialised shareholders will have their safe custody accounts that they hold with their CSDP or broker updated with the new name on	Monday, 21 October
In respect of certificated shareholders, if existing share certificates are surrendered together with surrender forms on or before the close of business on the record date, new share certificates will be dispatched to such shareholders by registered post at such shareholders' risk or be available for collection from the company's shareholder communication agent on	Monday, 21 October

If documents of title are received after close of business on the record date, new share certificates will be dispatched by registered post to shareholders at such shareholders' risk within five business days of receipt or will be made available for collection after five business days of receipt, as the case may be.

The effective date of the change of the statutory name of the company on the JSE lists will be Monday, 14 October 2002. M-Cell share certificates (in old name) may not be dematerialised or re-materialised after Friday, 11 October 2002 but must still be surrendered in exchange for new name share certificates.

The above dates and times are subject to change. Any such change will be published on SENS and in the press.

MMR Mackintosh
Company Secretary
Sandown
5 September 2002

Please note that should you wish to dematerialise your shares you may do so by contacting Georgeson Shareholder Communications South Africa (Pty) Limited on 0800 202 360

For further information and assistance please call M-Cell's Toll Free ShareCare Line

on 0800 202 360 or +27 11 775 3443 if phoning from outside South Africa
Sponsor
Merrill Lynch South Africa (Pty) Limited
Attorneys
Webber Wentzel Bowens
Shareholder Communication Agent
Georgeson Shareholder Communications South Africa (Pty) Ltd
Transfer Secretaries
Computershare Investor Services Limited
Date: 05/09/2002 05:50:00 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###30/09/2002 - M-cell Limited - Results Of Annual General Meeting###

30/09/2002 - 20:08:49

M-Cell Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
("M-Cell" or "the company")
Share code: MCE ISIN : ZAE000023115

Results of Annual General Meeting

M-Cell is authorised to announce that at an annual general meeting of the company held on Monday, 30 September 2002, the requisite majority of M-Cell shareholders approved all the resolutions tabled, including the special resolution to change the company's name to MTN Group Limited with effect from 14 October 2002.

The special resolution will accordingly be registered with the Registrar of Companies.

The company's ordinary shares listed on the JSE Securities Exchange South Africa ("the JSE") will have the short name "MTN Group", the share code "MTN" and the ISIN will be changed to ZAE000042164 with effect from the commencement of business on Monday, 14 October 2002.

Important dates and times

	2002
Last day to trade in M-Cell shares under old name	Friday, 11 October
Trading under the new name will commence on	Monday, 14 October
Record date (last day on which trades can be settled in old name)	Friday,18 October
Dematerialised shareholders will have their safe custody accounts that they hold with their CSDP or broker updated with the new name on	Monday, 21 October
In respect of certificated shareholders, if existing share certificates are surrendered together with surrender forms on or before the close of business on the record date, new share certificates will be dispatched to such shareholders by registered post at such shareholders' risk or be available for collection from the company's shareholder communication agent on	Monday 21 October
If documents of title are received after close of business on the record date, new share certificates will be dispatched by registered post to shareholders at such shareholders' risk within five business	

days of receipt or will be made available
for collection after five business days of
receipt, as the case may be.
The effective date of the change of the statutory name of the
company on the JSE lists will be Monday, 14 October 2002. M-
Cell share certificates (in old name) may not be dematerialsed
or rematerialised after Friday, 11 October 2002.
The above dates and times are subject to change. Any such
change will be published on SENS and in the press.
MMR Mackintosh
Company Secretary
Sandown
30 September 2002
For further information and assistance please call M-Cell's Toll Free
ShareCare Line on 0800 202 360 or +27 11 775 3443 if phoning from outside
South Africa.
Sponsor
Merrill Lynch South Africa (Pty) Limited
Attorneys
Webber Wentzel Bowens
Shareholder Communication Agent
Georgeson Shareholder Communications South Africa (Pty) Ltd
Transfer Secretaries
Computershare Investor Services Limited
Date: 30/09/2002 05:54:00 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

Media Release
5 September 2002

M-Cell/MTN Group confident about its investment in Nigeria

The M-Cell/MTN Group has reaffirmed its position that the investment in its Nigeria operation will yield positive results in time as the company continues to operate beyond initial business plan projections.

"We remain very optimistic about the investments we have made and to date our operations in Nigeria have performed very well," says Group CEO, Phuthuma Nhleko.

"By the end of July 2002, over 500 000 subscribers had been signed up on the network and ARPU (average revenue per user) levels remain encouraging at $60. This far exceeds an initial business plan of 174 000 subscribers and the license rollout obligation to reach 100 000 subscribers in 12 months after commercial launch, while also exceeding our original projected ARPU.

"The Nigerian operation has required substantial investment, which has resulted in our current unhedged debt of around $240 million, and we are constantly looking at ways to reduce our currency risk in this regard. We will continue to monitor and stay abreast of developments in the country, and to assess the risk profile of our investment in Nigeria," says Nhleko.

One of the major challenges facing MTN Nigeria is meeting the rapidly growing demand for GSM services. But the company is prepared for the challenge. It currently has five operational switching centers with 190 base stations connected to the GSM network. A further 120 base stations are planned for rollout in the next few months and additional switching centers are being introduced to provide much needed core switching capacity to the network.

MTN Nigeria is also building its own microwave backbone route that will provide the necessary transmission infrastructure to support traffic flow routes in the country. The ability to carry traffic on its own backbone will increase the company's network call quality and availability.

"In January this year we jointly launched a WAP service in Nigeria with MTech," says MTN International's MD, Lazarus Zim. "This has already attracted 1800 registered users and we expect the next steps in integrated service evolution to include integration of mobile with the Internet Protocol (IP) environment to facilitate a wireless office approach which we are certain will be well received by our subscribers.

"Our network infrastructure is currently GPRS-ready and can cater for data transmission speeds of up to 115 kbps, which is more than 10 times the speed of standard data services currently available in Nigeria.

"We are committed to offering our customers excellent value through products and services that enhance their lives. That is why we have not only invested in the latest technology in Nigeria but have also established state-of-the-art service centers in Apapa, Ikoyi, Matori, Victoria Island, Abuja and Port Harcourt," concludes Zim.

Ends

Issued By Dr Yvonne Muthien, MTN Group Executive: Corporate Affairs
For further information, please contact:
Portia Maurice, MTN GM: Corporate Communications, at 083 212 7843
Tertia Kruger, Kilimanjaro Communication, at 083 556 5229

###20/08/2002 - M-cell Limited - Trading Update For M-cell###

20/08/2002 - 20:09:12

M-Cell Ltd ("M-Cell" or "the Company")
(Incorporated in the Republic of South Africa)
Registration number 1994/009584/06
Share Code: MCE
ISIN Code: ZAE000023115
Trading Update for M-Cell
As at 30 June 2002, the Company recorded a total of 5 078 000 mobile subscribers on its networks in South Africa and other African countries. This is a 6.4% growth since 31 March 2002, the Company's financial year end.
MTN South Africa increased its pre-paid capable subscriber base to 3 101 000 subscribers while adding 12 000 subscribers to its post paid base, which now stands at 864 000 as at 30 June 2002. Blended Average Revenue Per User ("ARPU numbers remained at R208 per month. While post-paid ARPU has increased, pre-paid ARPU declined during the first quarter.
MTN International witnessed strong subscriber growth of 24.1% to 1 113 000 tot subscribers for the quarter 31 March 2002 to 30 June 2002. A major contributo to this was MTN Nigeria, which recorded 454 000 active subscribers, while stro performances from MTN Cameroon, MTN Uganda, MTN RwandaCell saw increases to 26 000, 260 000 and 79 000 subscribers respectively. MTN Swaziland is experienci a more maturing market and recorded 57 000 subscribers.
ARPU levels in US$ for the respective countries were as follows:
- MTN Nigeria 60
- MTN Cameroon 22
- MTN Uganda 34
- MTN RwandaCell 34
- MTN Swaziland 25

Sandton
20 August 2002
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 20/08/2002 04:56:14 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###31/07/2002 - M-cell Ltd - Cautionary Announcement###

31/07/2002 - 20:08:52

MCE
M-CELL LTD - CAUTIONARY ANNOUNCEMENT
(Incorporated in the Republic of South Africa)
Registration number 1994/009584/06

Share Code: MCE
ISIN Code: ZAE000023115
CAUTIONARY ANNOUNCEMENT
Shareholders will be aware of recent speculation relating to the M-Cell Group

("the group")'s potential exposure to the CNA Group ("CNA") arising out of transactions between M-Tel, MTN and CNA.
The group will have an exposure to CNA should CNA be placed in final liquidation. The directors are taking legal advice, including the advice of

senior counsel, on the group's potential exposure to CNA and are and will continue to take appropriate steps to mitigate such exposure.
A further announcement will be made once the position of CNA has been cleared and the effect of the legal advice considered.

Shareholders should exercise caution in their dealings in M-Cell shares until a further announcement is made.
Sandton
31 July 2002

Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 31/07/2002 09:03:00 AM Produced by the JSE SENS Department

(#0009A)

PUBLISHER: JSE SENS FEED

###09/07/2002 - M-cell Ltd - Mtn Nigeria Communications Limited ("mtn Nigeria") ###

09/07/2002 - 20:08:20

MCE
M-Cell Ltd - MTN Nigeria Communications Limited ("MTN Nigeria")

M-Cell
Ltd
("M-Cell" or "the
Company")

(Incorporated in the Republic of South
Africa)
Registration number
1994/009584/06
Share Code:
MCE
ISIN Code:
ZAE000023115

MTN NIGERIA COMMUNICATIONS LIMITED ("MTN
NIGERIA")
Reference is made to an article in the South African Business Day
newspaper
publication of 9 July 2002 in respect of MTN Nigeria's financial performance
for
the year ended 31 March 2002. It appears that an error occurred in
the

conversion of the reported Naira loss to the US Dollar amount. The
loss
recorded by MTN Nigeria is Naira 2.9 billion, which equates to R 261.8
million
as previously reported by the Company, or approximately US$ 26.3
million.
Sandton

9 July
2002
Sponsor
Merrill Lynch South Africa (Pty)
Ltd
Date: 09/07/2002 10:33:03 AM Produced by the JSE SENS
Department

(#0008A)

PUBLISHER: JSE SENS FEED

Media Statement
9 July 2002

MTN Nigeria Investment Shows Long-Term Promise

M-Cell / MTN Group has reiterated its satisfaction with MTN Nigeria's performance for the financial year ended 31 March 2002, saying that the company performed well beyond the Group's expectations in its first eight months.

An article in Business Day of 9 July 2002, reporting that MTN Nigeria recorded a loss of $290-million, is inaccurate and appears to be the result of an error in converting Nigerian naira to US dollars.

As reported by the Group at the presentation of its annual results on 12 June 2002, the actual loss recorded by MTN Nigeria was $26.3-million (Naira 2.9-billion).

M-Cell / MTN has consistently communicated to the market its expectation that its investment in MTN Nigeria would incur start-up losses and increased interest expenses, and that a profit after tax was not likely during the next financial year.

It has never promoted the view that MTN Nigeria was making a 'hefty profit'. It has also never stated that MTN Nigeria was not expected to show a profit after tax 'perhaps for the next five years'.

The Group has, however, regularly stated that the company was operating beyond initial business plan projections.

Between its launch in August 2001 and financial year-end on 31 March 2002, MTN Nigeria attracted 327 000 subscribers and launched cellular services in 11 Nigerian cities. Revenue of R1.32-billion was achieved in a challenging operating environment.

"MTN Nigeria has shown extremely promising growth in its first eight months of operation and the Group is satisfied that our investment in Nigeria shows excellent long-term growth prospects," said M-Cell / MTN Group CEO, Phuthuma Nhleko.

Ends.

Issued by:	Dr Yvonne Muthien Group Executive: Corporate Affairs
For more information:	Portia Maurice, GM: Corporate Communication 083 212 7843
	Lesley Briggs, Kilimanjaro Communication Management Consultants 083 200 3020

###01/07/2002 - Restructuring Of M-cell Limited's Board Of Directors###

01/07/2002 - 20:08:41

MCE
Restructuring Of M-Cell Limited's Board Of Directors

M-CELL
LIMITED
In accordance with paragraphs 3.67 to 3.71 of the Listings Requirements of

the JSE, the following should be noted:

Resignations
Mr Paul Edwards (CEO and Director) and Mr P F Nhleko (Non-Executive Chairman).

Appointments
Mr P F Nhleko (CEO), Mr M C Ramaphosa (Chairman) and Ms S N Mabaso (Non-Executive Director).
Composition of New Board of Directors

Mr M C Ramaphosa	-	Non-Executive Chairman
Mr P F Nhleko	-	Chief Executive Officer and Director
Mr D D B Band	-	Non Executive Director : Independent
Ms I Charnley	-	Executive: Commercial Director
Mr Z N A Cindi	-	Non Executive Director: Independent
Mr R S Dabengwa	-	Executive Director
Mr P L Heinamann	-	Non Executive Director: Independent
Mr C R Jardine	-	Non Executive Director (Transnet)
Ms S N Mabaso	-	Non Executive Director (Transnet)

Mr R D Nisbet - Executive Director:
Finance
Mr P L Zim - Executive
Director
Ms M M R Mackintosh - Company
Secretary

(#0031A)

PUBLISHER: JSE SENS FEED

Tackling Empowerment From Diverse Angles
28 June 2002

Despite a drop in the overall value of black shareholding on the JSE, Johnnic Holdings subsidiary M-Cell / MTN remains one of the star performers amongst black empowerment chips. Worth some R20bn, telecommunications group M-Cell / MTN accounts for more than 80% of the market capitalisation of the JSE's Black Economic Empowerment index (Financial Mail Top Companies Survey 2002).

At the presentation of its annual results in June, M-Cell / MTN's board announced the closing out of some of the three year financing structures available to black economic empowerment groups, resulting in millions of rands worth of shares being distributed to such groups.

This, in the view of Dr Yvonne Muthien, M-Cell / MTN's Group Executive: Corporate Affairs, is a credible wealth-creation achievement.

In addition to its strong shareholding credentials, the Group can also point to other initiatives that demonstrate not only a commitment to economic empowerment but also an understanding of its intricacy and tangible progress towards meeting its objectives.

"Successful empowerment should provide opportunities not only to those with access to capital but also to the small business sector, the community and the individual. We strive to address these three audiences through our procurement policy, our corporate social investment policy and our employment policy," says Muthien.

Procurement
MTN has a purchasing policy designed to remove the barriers to entry for SMEs and maximise purchases from empowered suppliers. In the last financial year, the Group exceeded its target for procurement from black economically empowered (BEE) suppliers by more than R200-million. Designated BEE suppliers constitute some 60 percent of the current M-Cell / MTN supply chain.

"We aim to encourage entrepreneurship in previously disadvantaged communities by giving empowered businesses access to commercial opportunities previously denied them," says Muthien.

Having identified several barriers to entry faced by small and medium enterprises (SMEs) – including complicated tender documents, stringent submission requirements, required sureties and lack of access to tender information and advice – M-Cell / MTN took steps to address these.

It has since simplified its tender documents and set up an advice centre to assist SMEs tendering for M-Cell / MTN contracts. Departments within the Group are required to meet empowerment procurement targets, for which they must account to the board of directors and shareholders. They can select from a list of empowered suppliers who are weighted according to ownership, management, employee composition, social investment practices and purchasing practices.

The Group's willingness to facilitate partnerships between SMEs and established suppliers solves a common problem faced by large companies trying to increase BEE procurement.

"Because of the Group's size, many SMEs are too small to supply the volumes we require. To address this, we look for opportunities to link them with an established supplier with whom they can share our business and gain expertise at the same time," says Muthien.

A good example is the distribution of cellular phones to MTN customers and shops nationwide. An SME shares the contract with a larger supplier and is given assistance in growing and developing its business.

Another case in point is copier and printer supply. Here, the longtime supplier has set up an empowerment company with M-Cell / MTN's encouragement and now competes with its former employees for the Group's business.

Employment Equity
M-Cell / MTN considers itself a competitor in two markets: one for customers, and one for talented individuals. The commitment to empowerment is reflected in the Group's recruitment statistics, with 65% of recruits being equity appointments and more than half the organisiation's workforce being female.

Development of talent is important to the company and in the last financial year, MTN awarded 47 bursaries to external students and to children of employees, with the emphasis on previously disadvantaged groups.

Corporate Social Investment
M-Cell / MTN has advanced beyond donation-based community involvement to a more strategic approach, establishing the MTN Foundation last year to optimise the use of resources in ways that will contribute to community empowerment in areas defined by national development priorities.

Recognising that no one company can address the myriad of needs in South Africa, the MTN Foundation has four focal areas of investment that are aligned with national priorities: education; science and technology; arts and culture and HIV / AIDS.

Underpinning each portfolio is a focus on sustainable development, whereby the Group aims to contribute towards improving the quality of life in communities where it operates.

MTN Foundation projects include:

- ScienCentres – promoting innovation by supporting science and technology education in Africa
- MTN Art Institute – contributing to the continent's rich cultural and artistic heritage
- Schools connectivity – equipping 90 schools with computer laboratories and providing ICT training
- Rural development – contributing to telecoms and social infrastructure in rural communities by providing telecentres and phoneshops
- Sport and cultural sponsorships – supporting local development through tournaments, festivals and scholarships.

Concludes Muthien, "Our success in Africa isn't just about providing communications services across countries and continents but about facilitating change that will have long-term domestic benefits. We believe in complementing our business investments with social investments and so making a holistic contribution to realising the African Renaissance."

Ends.

Survey in Sake-Beeld, Burger and Volksblad
25 June 2002

Social Investment Should Complement Business Activities

As interaction and interdependence between businesses and communities increase, greater demands are being placed on companies to act as socially responsible corporate citizens.

"The concept of corporate citizenship is now a fundamental driving force for business success," said Dr Yvonne Muthien, MTN's Group Executive: Corporate Affairs.

With nearly five million subscribers in six countries, MTN is one of Africa's business success stories but the company also has a strong social investment ethos that aims to enhance the quality of life in communities where MTN operates.

"Companies are increasingly judged on their values and how those values are evident in daily operations. Our investment in telecommunications infrastructure is complemented by ongoing social investment in South Africa, Nigeria, Cameroon, Rwanda, Swaziland and Uganda," said Muthien.

The company recently founded the MTN Foundation to manage its social investments, which focus on disadvantaged and rural communities. Some of the MTN Foundation's most successful achievements to date have been:

- The MTN ScienCentre in Cape Town – Africa's first interactive science centre;
- The R20-million Schools Connectivity Project, which will see 90 schools provided with ICT (information and communications technology) infrastructure and training over three years;
- The MTN Art Institute, which curates the 1035-work MTN Collection and co-ordinates educational programmes in partnership with government and NGOs;
- Several educational initiatives to promote science and technology education; and
- Funding for the building of a Nelson Mandela school under the Adopt-A-School programme

MTN also actively develops ways for communities to derive benefits from MTN's high-tech telecommunications network. In South Africa, mobile phone shops provide income for rural and informal sector entrepreneurs and a telecentres initiative will set up communication centres, run by a local entrepreneur, where residents can access telephone, fax, e-mail and internet facilities at subsidised rates.

Good corporate citizenship often means supporting communities in other ways besides telecoms. "Telecoms development is an important driver of economic progress but there are many occasions when communities require more basic support," explains Muthien.

When the Rwandan town of Goma was devastated by a volcanic eruption in January 2001, MTN RwandaCell provided fresh water as the residential water supply quickly became polluted. The company also committed to fund the reconstruction of the main road linking the town to the airport. MTN RwandaCell has also invested in buiding a public library, creating children's parks and developing emergency services infrastructure.

After the Lagos explosions in January, MTN Nigeria immediately provided 150 free phone lines to help relief workers co-ordinate their work. It also set up a toll-free call centre providing free trauma counselling, rescue updates and information on missing relatives or friends. In addition, MTN Nigeria co-ordinated a corporate fundraising drive spearheaded by a telethon on national television; donated food to victims; and sponsored shelter for 50 orphans.

In Cameroon, the company is involved in sponsoring sport, education, health and cultural programmes.

Good corporate citizenship also extends to the benefits that flow to citizens as a result of having access to a reliable telecommunications network. The lack of existing infrastructure in Africa is an opportunity for telecoms firms like MTN to provide underdeveloped countries with new networks that boast world class technology and help communities leapfrog into the information age. In Uganda, for example, some of the fibre optic technology installed by MTN is more sophisticated than that being used in the USA.

In many African countries, wireless networks can be rolled out more rapidly and cheaply than fixed line networks and the productivity benefits for businesses and consumers are immediately apparent. Investors like MTN are bringing information and communications technology to remote parts of Africa, making it easier for people to access and share information, maintain family relationships, perform business transactions, improve their education and engage in commerce.

A philosophy of engaging local partners in joint venture partnerships ensures the transfer of international skills and knowledge to African communities, resulting in long-term social and economic development. In Nigeria, the presence of investors like MTN has improved the local job market and attracted skilled expatriates back to the country.

As wireless technology continues to develop, disadvantaged communities will benefit most, said Muthien. "We believe in being part of the fabric of the societies where we operate, rather than a 'silent partner' who reaps the benefits of his investment but doesn't get involved. We hope that this approach will enrich the communities we work with and give substance to our commitment to an African Economic Renaissance," concluded Muthien.

At 30 September 2001, the M-Cell / MTN Group had invested R12,5-billion in infrastructure and licences in South Africa, Cameroon, Nigeria, Uganda, Swaziland and Rwanda. It spends around R80-million per annum on corporate social investment projects, universal service commitments and development initiatives.

Ends.

Issued by Dr Yvonne Muthien, MTN Group Executive: Corporate Affairs

For more information, please contact:

Portia Maurice, MTN GM: Corporate Communication	083 212 7843
Lesley Briggs, Kilimanjaro Communication Management Consultants	083 200 3020

Media Release
6 June 2002

MTN pledges R50 000 in Adopt–A–School Project

Telecommunications provider MTN will present a cheque for R50 000 to the Sitintile Secondary School in KaNyamazane, Mpumalanga, tomorrow as part of its social investment programme, Adopt-A-School.

Funded through the MTN Foundation, the Adopt-A-School programme has given R1,5-million to 19 schools throughout South Africa since 2001. Each school has an average of 1000 learners who benefit from MTN's assistance.

The sponsorship will be used to develop mathematics and science education at the school, to upgrade a science laboratory and, above all, to improve the school's matric results. A pre-paid cellphone and services for the year are also included.

"The Adopt-A-School programme has proved that it has the key elements for success. Last year, one of the schools we adopted in Limpopo, Morutwa Secondary School, improved its matric pass rate from 84% to 100%," said Dr Yvonne Muthien, MTN Group Executive: Corporate Affairs.

Selected schools include the national department of education's dedicated Mathematics and Science schools, namely designated Schools of Excellence.

In addition to ongoing sponsorship of schools in Mpumalanga and KwaZulu-Natal, MTN will also adopt three more schools in Limpopo this year.

"As a leading communications company in Africa, MTN believes it has an obligation to contribute towards enhancing the quality of life in communities where it operates. We invest in areas of national priority, with the objective of partnering with government and communities to redress past imbalances through skills development," said Muthien.

Ends

Issued by Dr Yvonne Muthien, MTN Group Executive: Corporate Affairs

For more information, contact:
Portia Maurice, MTN General Manager: Corporate Communication 083 212 7843
Lesley Briggs, Kilimanjaro Communication Management Consultants 083 200 3020

Media Release
5 June 2002

MTN Foundation Honours Women Of Africa

As part of its investment in arts, culture and heritage, telecommunications provider MTN has joined forces with an initiative that seeks to recognise and honour the resourcefulness and industry of the women of the African continent.

The Má AFRIKA Competition aims to acknowledge women who most effectively empower other women in Africa by teaching, preserving and developing skills.

"MTN supports the Má AFRIKA competition to be part of the African Renaissance and to honour those women, who through hard work and dedication and in their own small way, are implementing the NEPAD principles of sustainable development in their communities, often against almost impossible odds. Forty-one countries in Africa have participated since the inception of the contest in 1994 and with operations in six African countries, MTN has a broad social investment focus that aims to benefit communities throughout Africa," said MTN's Group Executive: Corporate Affairs, Dr Yvonne Muthien.

This year's theme is "Women Creating Sustainable Development for Africa". For 2002, these projects must specifically relate to: food security, health security, energy security or tourism development. The significance of the World Summit taking place in Johannesburg in August / September 2002, and the NEPAD pledge of eradicating poverty and placing Africa on a path of sustainable growth and development, prompted the choice of the 2002 theme.

Má AFRIKA is an official African Renaissance project, and is recognised by the Organisation of African Unity.

The competition begins with a provincial competition countrywide from 1 – 16 August, followed by the national competition in Gauteng from 3 – 8 September, and culminating in the international competition in Gauteng from 16 – 26 October.

As owner of one of the most comprehensive corporate collections of African art on the continent, MTN invests substantial resources in a far-reaching social empowerment programme that gives visible support to arts, culture and heritage in South Africa.

Arts and culture is one of the four portfolios of the MTN Foundation, which was established in December 2001 to enhance the lives of people in communities where MTN operates. This is achieved through sustainable social investments and caring partnerships.

Ends.

Issued by Dr Yvonne Muthien, MTN Group Executive: Corporate Affairs

For more information, contact:

Portia Maurice, MTN General Manager: Corporate Communication	083 212 7843
Lesley Briggs, Kilimanjaro Communication Management Consultants	083 200 3020

Photo Caption: Colourful Má AFRIKA competition contestants from different parts of Africa.

Media Release: World Environment Day Survey
5 June 2002

MTN And Ericsson In Joint Battery Recycling Project

With global sales of cellular phones topping 400 million last year, the telecommunications industry has initiated various programmes to ensure that discarded handsets and batteries do not become environmental hazards.

In South Africa, cellular network operator MTN and handset manufacturer Ericsson have been involved in the collection and recycling of old handsets, batteries and cellular accessories for the past two years.

"Consumers are not aware that most cellphone batteries are 100% recyclable. We educate our employees and consumers about battery recycling and encourage them to participate in the protection of our environment by having collection points at all our regional offices," says Dr Yvonne Muthien, MTN's Group Executive: Corporate Affairs.

Battery recycling is, however, just one aspect of MTN's environmental management programme.

"We have an extensive environmental programme based on ISO14001 and have introduced the necessary measures to ensure that we adhere to globally acceptable principles of sustainable development," says Muthien.

MTN is currently involved in over fourteen environmental projects ranging from the protection of wild dogs and Kalahari lions to its indoor air and quality environmental programme. Through this project, special engineering tests are conducted to check for biological and chemical contaminants in the workplace.

The company uses independent contractors to ensure that its office space is a safe and healthy environment for its employees and visitors. Its new corporate office park in Roodepoort, Gauteng, has been specially designed to create a healthy and attractive workplace with environmentally-friendly building materials, ventilation systems and gardens.

Through partnerships with environmental giants such as Enviro Vision, Mondi Recycling and Collect-a-Can, MTN assists in the collection of toner cartridges, waste paper, domestic office waste and aluminium cans at its offices.

"As the majority of these waste items are recyclable, we ensure that they do not end up in landfills where they will further harm the environment but are rather recycled for future use," explains Muthien.

"The protection of the environment is of paramount importance to all of us at MTN. As a caring and socially responsible business, we consciously strive to minimise any undesirable impacts from our industry on our environment and the communities where we operate," concludes Muthien.

Facts to know (from www.mtn.co.za):

- South Africa produces more than 310 million tons (equivalent to 120 oil tankers) of waste a year and municipalities spend close on R200-million to remove it.
- Under normal conditions, a tin can will take 100 years to disintegrate, a plastic cover 450 years, a bus or train ticket one month, a woolen sock one year and an aluminum can 500 years. To put this into perspective, South Africans use and, in most cases, throw away an average 6,8 million beverage cans a day.

- The average South African trashcan by volume consists of paper (33%), wet waste (20%), glass (10%), metal (8%), plastic (7%), textiles (4%) and miscellaneous waste (18%)
- South Africa recycles 36% of all paper produced compared to 50% being recycled by countries like Germany, USA and Japan. The industry target was to recycle 45% of waste paper by 2000
- South Africans generate 71kg of waste paper per person per year at work
- South Africa generates 31 000kg of waste paper per average size building per year
- 1kg of buried batteries pollutes 10 to 20 cubic metres of soil
- A tin can lasts up to 80 –100 years
- Aluminium cans lasts between 200 – 400 years on a landfill

Ends.

Issued by Dr Yvonne Muthien, MTN Group Executive: Corporate Affairs

For further information, contact:
Portia Maurice, GM: Corporate Communication 083 212 7843
Lesley Briggs, Kilimanjaro Communcation 083 200 3020

Media Release

ICT For All: Bridging The Digital Divide

17 May 2002

With World Telecommunications Day (17 May) focusing on efforts to bridge the digital divide through information and communication technology (ICT), the M-Cell / MTN Group is contributing towards this objective through targeted social and infrastructure investments in six African countries.

At 30 September 2001, the Group had invested R12,5-billion in infrastructure and licences in South Africa, Cameroon, Nigeria, Uganda, Swaziland and Rwanda. It spends around R80-million per annum on corporate social investment projects, universal service commitments and development initiatives.

"Mobile communications have undoubtedly become the most effective means of ensuring universal access to telecommunications, especially in less developed areas. In many African countries, mobile networks have made significant inroads in increasing coverage and driving economic progress," said Dr Yvonne Muthien, M-Cell / MTN Group Executive: Corporate Affairs.

Known as a world class cellular network operator, M-Cell / MTN also has a strong commitment to being a good corporate citizen, partnering with governments and communities to address social needs.

"Our investment in telecoms infrastructure is complemented by ongoing social investment in communities. M-Cell / MTN is driving economic progress in underdeveloped communities by installing new networks that boast the latest global technology and by investing in social development."

Good corporate citizenship also extends to the benefits that flow to citizens as a result of having access to a reliable telecommunications network. While the lack of existing infrastructure in Africa is often cited as a barrier to investment, it gives telecoms firms the opportunity to create new networks that boast the latest technology. In Uganda, for example, some of the fibre optic technology installed by M-Cell / MTN is more sophisticated than that being used in the USA.

In many African countries, wireless networks can be rolled out more rapidly and cheaply than fixed line networks and the productivity benefits are immediately apparent. In this sense, the much-heralded 'leapfrog' of African communities into the 21st century is really happening.

The number of cellphone users in Africa grew to 30 million in 2001 from just two million in 1997 and Muthien believes this shows that wireless technology is not an elitist luxury but has real and immediate benefits to the people of Africa.

“Ghana, where M-Cell company Orbicom launched a wireless electronic banking network in October 2001, is a good example. The aim is that Ghanaians will be able to use debit cards to perform financial transactions online and will not have to carry large amounts of cash to pay for daily activities.”

Good corporate citizenship often means supporting communities in other ways besides telecoms. “Telecoms development is an important driver of economic progress but there are many occasions when communities require more basic support,” explains Muthien.

When the Rwandan town of Goma was devastated by a volcanic eruption in January 2001, MTN RwandaCell provided fresh water as the residential water supply quickly became polluted. The company also committed to fund the reconstruction of the main road linking the town to the airport. MTN RwandaCell has also invested in buiding a public library, creating children’s parks and developing emergency services infrastructure.

After the Lagos explosions in January, MTN Nigeria immediately provided 150 free phone lines to help relief workers co-ordinate their work. It also set up a toll-free call centre providing free trauma counselling, rescue updates and information on missing relatives or friends. In addition, MTN Nigeria co-ordinated a corporate fundraising drive spearheaded by a telethon on national television; donated food worth approximately US$300 000 to victims; and sponsored shelter for 50 orphans.

In Cameroon, the company is involved in sponsoring sport, education, health and cultural programmes.

As wireless technology continues to develop, disadvantaged communities will benefit most, says Muthien. Moreover, M-Cell / MTN’s practice of transferring skills and knowledge when it enters a new country stands to empower local communities further. Initial start-up expertise is provided by MTN personnel, who train local staff with the ultimate aim being technological self-sufficiency. In Nigeria, the presence of investors like M-Cell / MTN has improved the local job market and attracted skilled expatriates back to the country.

“We believe in being part of the fabric of the societies where we operate, rather than a ‘silent partner’ who reaps the benefits of his investment but doesn’t get involved. We hope that this approach will enrich the communities we work with and give substance to our commitment to an African Economic Renaissance,” concludes Muthien.

Ends.

Issued by Dr Yvonne Muthien, Group Executive: Corporate Affairs
For further information, contact:
Portia Maurice, GM: Corporate Communication 083 212 7843
Lesley Briggs, Kilimanjaro Communication 083 200 3020

The Better Connection

Monday May 13, 2002

PRESS RELEASE

MTN SIGNS INTERCONNECT AGREEMENT WITH TELKOM KENYA

MTN has signed an interconnect agreement with Telkom Kenya. The agreement was signed today by chief executives of both companies, and witnessed by officials from the Ministry of Works, Housing and Communications, Uganda Communications Commission (UCC), Telkom Kenya and MTN at Nile Hotel International in Kampala.

The agreement enables both operators to terminate traffic directly onto each other's networks, eliminating any third parties. Previously, traffic to and from Kenya has been terminated through Uganda Telecom Limited (UTL). The UTL route will remain operational as well. This is a leap forward in the telecommunications sector in the region, as it represents cooperation amongst the operators in the sector. MTN has also made substantial investment in its infrastructure development so as to enable this interconnectivity.

According to the Acting CEO MTN, Mike Blackburn, " This interconnect agreement is a big victory for our customers as they will enjoy unrivalled service on the East African route. This will offer better call clarity, less congestion and fewer dropped calls. MTN would like to commend all those that have played a key role in attaining this achievement."

Signing on behalf of Telkom Kenya, the Managing Director, Augustine Cheserem said, " Telkom Kenya is proud to sign this interconnect agreement with MTN. The timing couldn't have been better, as it also coincides with the ongoing EARPTO conference which seeks to harmonise cooperation amongst operators in the region."

The UCC Executive Director, Patrick Masambu said, "This is the beginning of a new era in the telecommunications sector in Uganda and in the region. This is the first cross border interconnect agreement and it opens up new opportunities for operators in the region. "

Customers using both networks will realise a better service when making calls because of the direct link now offered.

For details contact;

Philip Besiimire
Public Relations Officer
+256 78 212462

###09/05/2002 - M-cell Ltd - Announcement###

09/05/2002 - 20:06:59

(Incorporated in the Republic of South Africa)
Registration number 1994/009584/06
Share Code: MCE
ISIN Code: ZAE000023115

With reference to recent articles in the South African and Nigerian press, M-Cell Limited ("M-Cell") would like to state that its subsidiary company, MTN Nigeria Communications Limited ("MTN Nigeria") had an active subscriber base of 327 000 as at 31 March 2002 and a total of 368 000 active subscribers by the end of April 2002. It is further advised that in terms of MTN Nigeria's business plans, the Nigerian market is expected to reach 10 million subscribers within the first ten years of operation.

Sandton
9 May 2002
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 09/05/2002 05:54:49 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

M-CELL/MTN GROUP PRESS RELEASE

EMBARGOED UNTIL 4PM, 9 May 2002

The M-Cell/MTN Group today announced that Mr Phuthuma Nhleko has been appointed to succeed Mr Paul Edwards in the post of Group Chief Executive. This appointment is in terms of the Board's objective of appointing a top calibre executive to this position on a long-term basis.

Edwards was appointed to the position in August 2001 on a limited term contractual basis. It was agreed at that time that the Board would work with him to identify a suitable long-term appointee to lead the company. He will continue in his current role until 30 June 2002 and thereafter will act as consultant and advisor to the Group.

Nhleko has a BSc in civil engineering from Ohio State University and an MBA from Atlanta University. After early experience in the civil engineering industry, he worked as a Corporate Finance Manager at Standard Merchant Bank, after which he became a founder member of Worldwide African Investment Holdings as Chief Executive Officer and Executive Chairman in 1994.

Commenting, Nhleko said: "I am delighted to take on this new challenge of leading the M-Cell/MTN Group in an executive capacity. I have had a long association with the Group in my capacity as a Johnnic Director and have had the opportunity to work closely with Paul Edwards and the senior management team during my tenure as M-Cell Chairman. The MTN Group has grown from a cellular company to an innovative and diversified new technology company, which can play a major role in increasing telecommunications access on the continent and as a major investrment partner in NEPAD. I have the greatest confidence in the future of MTN and look forward to leading the team in meeting the exciting challenges and opportunities which the company faces."

Nhleko will step down from his post as M-Cell's Chairman with effect from I July 2002 when he assumes the position of Group CEO. The M-Cell Board will announce the appointment of a new Chairman in due course.

Johnnic Chairman and M-Cell Director, Cyril Ramaphosa, said: "Paul was recruited from Asia in 1999 to lead Johnnic, and played a key role in the process leading to MTN's investment in Nigeria. Paul accepted the challenge to move to M-Cell, following the departure of Bob Chaphe. During his tenure, M-Cell/MTN continued its positive progression. We look forward to Paul's valued support of Phuthuma during the transition and wish him every success in his future career."

Commenting, Edwards said: "I have enjoyed the challenge of both my Johnnic and M-Cell positions and am proud to have been able to play a meaningful role in South Africa's leading black empowerment group. I am delighted to be succeeded by a person of Phuthuma Nhleko's experience, intellect and drive. I wish him well in leading M-Cell/MTN into the future."

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Issued by: Yvonne Muthien, Group Executive: Corporate Affairs, M-Cell / MTN Group

Inquiries: Portia Maurice, General Manager: Corporate Communications
083 212 7843.

Embargoed for SENS release 4pm, 9 May 2002. This document comprises price sensitive insider information and should not be disseminated to anyone not on the restricted insider list.

MTN Statement for Nepad Press Conference

15 April 2002

Sustainable development is a golden thread that runs through MTN's investment philosophy. It's also an important focus of the NEPAD initiative, of which MTN is a staunch supporter.

As a leading African communications company, MTN is contributing towards NEPAD's objectives through targeted social and infrastructure investments in six African countries. At 30 September 2001, it had invested R12,5-billion in infrastructure and licences in South Africa, Cameroon, Nigeria, Uganda, Swaziland and Rwanda. It spends over R20-million per annum on corporate social investment projects and in excess of R50-million on universal service obligations.

Known first and foremost as a world class cellular network operator, MTN also has a strong commitment to being a good corporate citizen, partnering with governments and communities to address social needs.

Dr Yvonne Muthien, MTN's Group Executive: Corporate Affairs, said: "MTN is driving economic progress in underdeveloped communities by installing new networks that boast the latest global technology and by investing in social development. As wireless technology continues to develop, disadvantaged communities will benefit most.

"MTN believes in being part of the fabric of the societies where it operates and it believes that this approach will enrich the communities it works with and give substance to its commitment to an African Economic Renaissance."

Ends.